                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Interstate Hotels Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (Par Value $ 0.01 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46088R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Jonathan L. Mechanic, Esq.                    Richard E. Schatz, Esq.
Fried, Frank, Harris, Shriver & Jacobson      Stearns Weaver Miller Weissler Alhadeff &
            One New York Plaza                             Sitterson, P.A.
            New York, NY 10004                   150 West Flagler Street, Suite 2200
             (212) 859-8000                             Miami, Florida 33130
                                                           (305) 789-3570

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 August 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS I LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       1,250,000*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        0

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   1,250,000*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. See Item 5

** Represents the aggregate amount to be initially beneficially owned by both CGLH I Partners I LP and CGLH Partners II LP, which together will hold all the securities to be initially issued pursuant to the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS II LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       5,778,646*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        0

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   5,778,646*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. See Item 5.

** Represents the aggregate amount to be initially beneficially owned by both CGLH I Partners I LP and CGLH Partners II LP, which together will hold all the securities to be initially issued pursuant to the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PAMI LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PROPERTY ASSET MANAGEMENT INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN ALI INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN BROTHERS HOLDINGS INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    HC/CO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CG INTERSTATE ASSOCIATES LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CONTINENTAL GENCOM HOLDINGS, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP INTERSTATE, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GROSVENOR, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP HOLDINGS, LTD.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,778,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.4%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SHERWOOD M. WEISER

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       22,757

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   22,757
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,801,403*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable together, in the case of line 11, with the shares of Common Stock currently owned by the Reporting Person. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DONALD E. LEFTON

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       21,505

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   21,505
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,800,151*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable together, in the case of line 11, with the shares of Common Stock currently owned by the Reporting Person. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KARIM ALIBHAI

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                          7    SOLE VOTING POWER

   NUMBER OF                       30,000

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,778,646*

     EACH                -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
  REPORTING
                                   30,000
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,778,646*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,808,646*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.6%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------
* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Notes beneficially owned by the Reporting Person are initially convertible or exercisable together, in the case of line 11, with the shares of Common Stock currently owned by the Reporting Person. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, initially, based on 6,091,802 shares of Class A Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. If this restriction was not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Interstate Hotels Corporation, a Maryland corporation (the "Company"). All capitalized terms not otherwise defined herein have the meaning given to them in the Securities Purchase Agreement (as defined below). The principal executive offices of the Company are at 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively the "Reporting Persons")1

CGLH Partners I LP, a Delaware limited partnership;
CGLH Partners II LP, a Delaware limited partnership;
LB Interstate GP LLC, a Delaware limited liability company;
LB Interstate LP LLC, a Delaware limited liability company;
PAMI LLC, a Delaware limited liability company;
Property Asset Management Inc., a Delaware corporation;
Lehman ALI Inc., a Delaware corporation;
Lehman Brothers Holdings Inc., a Delaware corporation;
MK/CG GP LLC, a Delaware limited liability company;
MK/CG LP LLC, a Delaware limited liability company;
CG Interstate Associates LLC, a Delaware limited liability company;
Continental Gencom Holdings, LLC, a Delaware limited liability company;
KFP Interstate, LLC, a Delaware limited liability company;
Grosvenor, LLC, a Texas limited liability company;
KFP Holdings, Ltd., a Texas limited partnership;
Sherwood M. Weiser, an individual, and a citizen of the United States of
  America;
Donald E. Lefton, an individual, and a citizen of the United States of America; Karim Alibhai, an individual, and a citizen of the United States of America;

                  CGLH Partners I LP and CGLH Partners II LP are collectively referred to as the "CGLH Partnerships". The CGLH Partnerships make investments for long term appreciation. LB Interstate GP LLC and MK/CG GP LLC are both General Partners of each of the CGLH Partnerships and together make all of the investment decisions on behalf of the CGLH Partnerships. LB Interstate LP LLC and MK/CG LP LLC are both Limited Partners of each of the CGLH Partnerships.


--------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

                  MK/CG GP LLC and MK/CG LP LLC each make investments for long term appreciation. MK/CG GP LLC and MK/CG LP LLC are each owned 66.67% by CG Interstate Associates LLC and 33.33% by KFP Interstate, LLC, which together make all of the investment decisions on behalf of each of MK/CG GP LLC and MK/CG LP LLC. The business address of each of MK/CG GP LLC and MK/CG LP LLC is 3250 Mary Street, Suite 500, Miami, Florida 33133.

                  CG Interstate Associates LLC makes investments for long term appreciation. CG Interstate Associates LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC as a Managing Member of those entities. CG Interstate Associates LLC is a wholly owned subsidiary of Continental Gencom Holdings, LLC, which makes all investment decisions on its behalf as its Managing Member.

                  Continental Gencom Holdings, LLC makes investments for long term appreciation. It is owned 30% by Sherwood M. Weiser, 30% by Donald E. Lefton, and 40% by Karim Alibhai, who are each a Managing Member of Continental Gencom Holdings, LLC, and who together make all of its investment decisions.

                  CG Interstate Associates LLC, Continental Gencom Holdings, LLC, Sherwood M. Weiser, Donald E. Lefton, and Karim Alibhai are collectively referred to herein as the "CG Investors". The business address of each of the CG Investors is 3250 Mary Street, Suite 500, Miami, Florida 33133.

                  KFP Interstate, LLC makes investments for long term appreciation. KFP Interstate, LLC participates in investment decisions made on behalf of MK/CG GP LLC and MK/CG LP LLC. KFP Interstate, LLC is a wholly owned subsidiary of KFP Holdings, Ltd.

                  KFP Holdings Ltd. makes investments for long term appreciation. It is owned 1% by Grosvenor, LLC and 33% by each of Jaffer Khimji Grantor Trust, St. Giles Trust and Mahmood Khimji. Grosvenor, LLC is its General Partner and makes all investment decisions on its behalf.

                  Grosvenor, LLC's principal business is acting as general partner for various investment partnerships. Its principal place of business is 545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062.

                  KFP Interstate, LLC, KFP Holdings, Ltd., and Grosvenor, LLC, are collectively referred to herein as the "KFP Investors".

                  LB Interstate GP LLC and LB Interstate LP LLC each make investments for long term appreciation. Each is wholly owned by PAMI LLC, which makes all investment decisions on its behalf.

                  PAMI LLC makes investments for long term appreciation. It is wholly owned by Property Asset Management Inc., which makes all investment decisions on its behalf.

                  Property Asset Management Inc. makes investments for long term appreciation. It is 99.75% owned by Lehman ALI Inc., which makes all investment decisions on its behalf.

                  Lehman ALI Inc. makes investments for long term appreciation. It is wholly owned by Lehman Brothers Holdings Inc., which makes all investment decisions on its behalf.

                  Lehman Brothers Holdings Inc., through its domestic and foreign subsidiaries, is a full line securities firm.

                  LB Interstate GP LLC, LB Interstate LP LLC, PAMI LLC, Property Asset Management Inc., Lehman ALI Inc. and Lehman Brothers Holdings Inc. are collectively referred to herein as the "Lehman Investors".

                  The business address of, and the name, business address, present principal occupation or employment and citizenship of each executive officer and director or limited partner of Reporting Persons Property Asset Management Inc., Lehman ALI Inc., Lehman Brothers Holding Inc., and KFP Holdings Inc. are set forth in Schedules A through D hereto which are incorporated herein by reference.

                  During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, the persons listed on Schedules A through D hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, with the potential exceptions described in the next paragraph.

                  Lehman Brothers Inc., an affiliate of the Lehman Investors, has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers Inc. consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brothers Inc.'s Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                  The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 11, 2000, a copy of which is attached hereto as
Exhibit 1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The CGLH Partnerships will require $30,000,000 to purchase securities pursuant to the Securities Purchase Agreement, as described in Item
4. Such securities will be purchased by the CGLH Partnerships only. These funds will be obtained from capital contributions by their partners, who in turn will obtain such funds from their available funds as working capital or capital contributions by their direct or indirect owners, funded from their available funds.

                  None of the individuals listed on Schedules A through D hereto has contributed any funds or other consideration towards the purchase of the Preferred Stock and Notes (as defined in Item 4) except insofar as they may have partnership interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

ITEM 4.           PURPOSE OF TRANSACTION.

1.  General

                  On August 31, 2000, the CGLH Partnerships entered into a Securities Purchase Agreement with the Company (the "Securities Purchase Agreement"). The discussion of the Securities Purchase Agreement herein is qualified entirely by reference to copy of the Securities Purchase Agreement attached hereto as Exhibit 2. Pursuant to the Securities Purchase Agreement the CGLH Partnerships agreed to purchase, for an aggregate purchase price (the "Purchase Price") of $30,000,000, subject to approval by the stockholders of the Company and other customary closing conditions, (i) an aggregate of 500,000 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") and (ii) 8.75% Convertible Subordinated Notes (the "Notes") having an aggregate principal amount of $25,000,000. Each of the Preferred Stock and the Notes are convertible at any time, subject to certain restrictions, into shares of the Company's Class A Common Stock at a conversion rate of $4.00 per share, subject to anti-dilution adjustments.

                  The issuance of the Preferred Stock and the Notes, together with the execution of a Registration Rights Agreement, an Investor Agreement, and the formation of a joint venture with the Company, all described herein, is expected to occur promptly after receipt of approval by the Company's stockholders of the issuance of the Preferred Stock, the Notes and the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Notes, assuming the satisfaction of the other conditions set forth in the Securities Purchase Agreement.

                  $25,000,000 of the proceeds raised by the sale of the Notes and the Preferred Stock will be invested by the Company in a newly formed joint venture (the "Joint Venture") with affiliates of the CGLH Partnerships for acquisition of hotel properties that will be managed by the Company. Affiliates of the CGLH Partnerships have committed to invest $20,000,000 of additional capital to the Joint Venture. A copy of the Form of Joint Venture Agreement is attached hereto as Exhibit 3.

                  The principal terms and conditions of the securities to be acquired by the CGLH Partnerships are set forth in the Securities Purchase Agreement, and in the Form of Articles Supplementary and Form of 8.75% Subordinated Convertible Note which are Exhibits thereto, and which are described in greater detail under Item 6, below. The Form of Articles Supplementary is attached as Exhibit 5 hereto, and the Form of 8.75% Subordinated Convertible Note is attached as Exhibit 6 hereto. Pursuant to an Investor Agreement, there will be certain restrictions on the rights of the CGLH Partnerships to transfer their securities and to take certain actions in respect of the Company.

2.  Payment-in-kind Dividends on the Preferred Stock

                  The Preferred Stock accrues cumulative dividends payable in cash at the rate of 8.75% of the stated amount ($10 per share) on a quarterly basis, with up to 25% of the dividends payable in additional shares of Preferred Stock at the Company's option. Accordingly, for so long as any shares of Preferred Stock are outstanding the Company may elect to issue additional shares of Preferred Stock to the CGLH Partnerships or other holders of shares of Preferred Stock.

3.  Payment-in-kind Interest on the Notes

                  The Notes accrue interest on a daily basis at a rate of 8.75% per annum, compounded quarterly. Interest on the Notes is payable in cash; however, up to 25% of the interest owed on any interest payment date is payable by a payment-in-kind Note at the Company's option. Accordingly, for so long as any Note is outstanding the Company may elect to issue additional Notes to the CGLH Partnerships or other holders of the Notes.

4.  Right to appoint Directors

                  Pursuant to the Investor Agreement to be entered into at the Closing between the Company and the CGLH Partnerships, a copy of which is attached as Exhibit 4 hereto, the number of directors on the Board of Directors of the Company will be increased to eleven. The CGLH Partnerships will have the right to appoint up to five directors to the Board of Directors of the Company.

4.  Intentions of Reporting Persons

                  The CGLH Partnerships intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the CGLH Partnerships, general economic conditions, money and stock market conditions and other factors and future developments which the CGLH Partnerships may deem relevant from time to time. Depending on such factors, the CGLH Partnerships may decide to sell all or part of the interests they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

                  The Lehman Investors intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the Lehman Investors, general economic conditions, money and stock market conditions and other factors and future developments which the Lehman Investors may deem relevant from time to time. Depending on such factors, the Lehman Investors may decide to sell all or part of the interests they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

                  The CG Investors intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the CG Investors, general economic conditions, money and stock market conditions and other factors and future developments which the CG Investors may deem relevant from time to time. Depending on such factors, the CG Investors may decide to sell all or part of the interests they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

                  The shares of Common Stock of the Company beneficially owned by each of Messrs. Weiser, Lefton and Alibhai immediately prior to August 31, 2000 were acquired by such individuals for long-term investment purposes.

                  The KFP Investors intend to continually evaluate the business, prospects and financial condition of the Company, the market for the Common Stock, other opportunities available to the KFP Investors, general economic conditions, money and stock market conditions and other factors and future developments which the KFP Investors may deem relevant from time to time. Depending on such factors, the KFP Investors may decide to sell all or part of the interests they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

                  Except as set forth above in this Item 4, none of the CGLH Partnerships, the Lehman Investors, the CG Investors, and the KFP Investors have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.         INTERESTS IN SECURITIES OF THE ISSUER.

                  (a) The information contained in Items 11 and 13 of each of the cover pages to this Schedule 13D are incorporated herein by reference.

                  Based on the information disclosed by the Company in the Securities Purchase Agreement, as of August 31, 2000, there were 6,091,802 shares of Common Stock issued and outstanding.

                  Pursuant to the Securities Purchase Agreement, at the closing (the "Closing", which is to occur as promptly as practicable following the satisfaction or waiver of all of the conditions to closing set forth in the Securities Purchase Agreement) the GCLH Partnerships will acquire securities which are initially convertible into shares of Common Stock at a conversion price of $4.00 per share. The terms of the Notes and the Preferred Stock prohibit any single holder from converting such securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. Accordingly, if the number of issued and outstanding shares of Common Stock is otherwise unchanged at the Closing, and affiliates of or any group of which the CGLH Partnerships are a member continue to beneficially own the 74,262 shares of Common Stock directly owned such group members at the date hereof, the CGLH Partnerships will not then have the right to convert the Notes and the Preferred Stock into more than 5,778,646 shares of Common Stock. Absent this restriction, the Notes and Preferred Stock would be initially convertible into an aggregate of 7,500,000 shares of Common Stock, representing approximately 55.2% of the outstanding shares of Common Stock after giving effect to the conversion. In addition, if all or part of the Notes and Preferred Stock are transferred to unaffiliated persons so that no single person and its affiliates would, upon conversion, own more than 49%, then 7,500,000 shares of Common Stock would be issuable upon conversion of the Notes and the Preferred Stock.

                  The Lehman Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of the interests in the CGLH

Partnerships held by persons other than the Lehman Investors. Lehman Brothers Inc., a wholly owned broker-dealer subsidiary of Lehman Brothers Holdings Inc., and other affiliates acting in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

                  The CG Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of the interests in the CGLH Partnerships held by persons other than the CG Investors.

                  The KFP Investors disclaim beneficial ownership of the shares of Common Stock beneficially owned by the CGLH Partnerships to the extent of the interests in the CGLH Partnerships held by persons other than the KFP Investors.

                  None of the Reporting Persons or, to the knowledge of the Reporting Persons, the persons listed on Schedules A to D hereto beneficially owns any shares of Common Stock other than as set forth herein.

                  (b) The information contained in Items 7, 8, 9 and 10 of each of the cover pages to this Schedule 13D are incorporated herein by reference. With respect to the Lehman Investors, neither the Lehman Investors nor to the best knowledge of the Lehman Investors any of the persons listed in Schedules A through C hereto know of any other person who has the right to receive or the power to direct the receipt of, any shares of Common Stock beneficially owned by the Lehman Investors, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

                  (c) Except as described in Item 4 of this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on SCHEDULES A THROUGH D hereto, during the past sixty days.

                  (d) and (e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The responses set forth in Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

1.       Securities Purchase Agreement

                  The following is a summary of certain terms of the Securities Purchase Agreement, and is qualified entirely by reference to the Securities Purchase Agreement, which is attached hereto as Exhibit 2.

                  The Securities Purchase Agreement sets forth the terms on which the CGLH Partnerships will make the $30,000,000 investment in the Company. The Securities Purchase Agreement was executed by the Company and the CGLH Partnerships on August 31, 2000. It is the document by which the Company agreed to issue, and the CGLH Partnerships agreed to purchase, the Notes and the Preferred Stock.

                  It contains certain representations and warranties of both the Company and the CGLH Partnerships which are customary in transactions of this nature. It also includes a number of conditions which must be satisfied or waived before the Closing can occur, including:

     o Approval by the Company's stockholders of the issuance of the Preferred Stock, the Notes and the shares of Common Stock issuable upon conversion of the Preferred Stock and the Notes;

     o Approval by NASDAQ of the quotation, subject to official notice of issuance, of the shares of Common Stock issuable upon conversion of the Preferred Stock and the Notes

     o Execution by the parties of the Investor Agreement, the Registration Rights Agreement and the Joint Venture Agreement;

     o Amendment of the Company's charter to designate the rights and preferences of the Preferred Stock; and

     o Receipt by the CGLH Partnerships of opinions of counsel to the Company, a certificate of an officer of the Company and a Secretary's certificate certifying certain matters.

                  The Securities Purchase Agreement provides for its termination prior to the Closing by either the CGLH Partnerships or the Company in certain circumstances, including material breach by the other party of such party's representations or warranties which would result in a failure to satisfy the conditions to Closing. Upon such a termination by the CGLH Partnerships, and upon a termination in certain other limited circumstances, the Company will pay to the CGLH Partnerships a termination fee of $2,250,000. In addition, upon a termination the Company may be liable to pay to the CGLH Partnerships their reasonable documented fees and expenses up to a maximum of $2,250,000. The agreement will terminate automatically if the Closing does not occur on or before October 16, 2000, subject to extension by the Company, by payment of a fee, to either November 15, 2000 or November 30, 2000.

2.       Investor Agreement

                  The following is a summary of certain terms of the Investor Agreement, and is qualified entirely by reference to the Form of Investor Agreement attached hereto as Exhibit 4.

                  Pursuant to the terms of the Investor Agreement, for a period of either three of four years (depending on the type of transaction) following the Closing (or until the holdings of the CGLH Partnerships or their affiliates or related transferees decrease below a certain level, or the market price of the Common Stock reaches a certain level), the security holders are prohibited from engaging in certain transactions with respect to the voting securities of the Company, including certain acquisitions or dispositions of stock of the Company and certain actions with respect to the election of directors of the Company.

                  For so long as the foregoing restrictions apply, the CGLH Partnerships may not sell, transfer or dispose of its investment other than at a date after 6 months following the purchase of the Notes and Preferred Stock:

     o   under the Registration Rights Agreement;

     o under Rule 144, so long as the disposition is not made to any person who would thereafter own 12.5% of the Total Voting Power (as defined in the Investor Agreement) (or 20% in the case of institutional investors); and

     o to any person that would not thereafter own 12.5% of Total Voting Power (or 20% in the case of certain institutional investors).

3.       The Notes

                  The following is a summary of certain terms of the Notes, and is qualified entirely by reference to the Form of 8.75% Subordinated Convertible Notes attached hereto as Exhibit 6 and, as applicable, to the Form of Investor Agreement attached hereto as Exhibit 4.

                  Principal Amount, Maturity and Interest. The principal amount of the Notes is $25 million. The Notes mature seven years after the Closing and accrue interest on a daily basis at a rate of 8.75% per annum, compounded quarterly. Interest on the Notes is payable in cash; however, up to 25% of the interest owed on any interest payment date is payable by a payment-in-kind Note at the Company's option. The terms of the Notes provide that during the continuance of an event of default, the Notes accrue interest at a default interest rate per annum of 10.75%.

                  Conversion. The Notes and any paid-in-kind Notes issued instead of interest on the Notes are convertible at any time into shares of the Company's Class A Common Stock at a conversion rate of $4.00 per share, subject to anti-dilution adjustment. The terms of the Notes prohibit any holder from converting the Notes if the conversion would cause the holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. Subject to that restriction, on the date of issuance, the Notes will be convertible into 6,250,000 shares of the Company's Class A Common Stock.

                  Redemption. In addition, upon a Change in Control (as defined in the Notes) the Company has an obligation to offer to the Holders, and the Holders have the right to require the Company to redeem the Notes for cash equal to the greater of:

     o the principal amount of the Notes plus accrued interest through the date of redemption; or

     o the fair market value of the cash securities and other property that the Holder could have received had it converted its Notes, plus accrued interest payable in cash.

                  Holders of the Notes may elect not to have their Notes redeemed.

                  Events of Default. The following events constitute defaults by the Company which will accelerate the maturity of the Notes:

     o   principal or interest payment default on any of the Notes;

     o a bankruptcy filing by the Company or the filing of a petition to declare the Company bankrupt that has not been discharged within 60 days;

     o   acceleration of at least $1.5 million of the Company's indebtedness;

     o material breach by the Company of its obligations under the Notes or of its obligation to nominate to the Board of Directors any designee of the CGLH Partnerships under the Investor Agreement, which remains uncured for 15 days after notice to the company; or

     o final judgement against the Company in excess of $1.5 million which remains unsatisfied for 30 days after entry of such judgement.

                  Holders of more than 50% of the Notes may annul the acceleration of the maturity of the Notes, if all interest due on the Notes is duly paid and every event of default is cured or waived.

                  Subordination. Payments under the Notes are subordinated to payments on all other senior indebtedness of the Company. Upon receipt by the Company of a notice of default relating to senior indebtedness, for a period of 90 days after such notice (the "Payment Blockage Period"), the Company shall not pay principal or interest on the Notes or redeem such Notes until the senior indebtedness has been paid in full or the default is no longer continuing. The Payment Blockage Period applies while any of the Notes are outstanding after certain events described in the Investor Agreement have occurred, and shall not restrict the holder's conversion rights. There are no limitations on the issuance of additional senior indebtedness by the Company, other than the obligation to obtain the consent of the Required Holders (as defined below) for the incurrence of debt in general exceeding specified amounts.

                  Restrictions while Notes are Outstanding. For so long as the Notes are outstanding, the Company agrees not to engage in the following activities without the prior written consent of the holders of at least a majority of the combined voting power of the Notes and the Preferred Stock outstanding (the "Required Holders"):

     o enter into a Change in Control transaction or merge with an entity other than a wholly-owned subsidiary;

     o enter into an agreement which materially restricts the Company's performance of its obligations under its agreements with the CGLH Partnerships;

     o grant any registration rights regarding the Company's securities which have an aggregate value in any year exceeding the lesser of certain specified amounts and 5% of the Company's market capitalization;

     o amend the Company's charter, the Notes or bylaws in a manner that adversely affects the rights of the CGLH Partnerships; or

     o redeem any securities of the Company without also offering to redeem the Notes (except for redemptions of the Company's Class C Common Stock or the Preferred Stock).

                  In addition, until certain conditions are met, the Company must obtain the prior written consent of the Required Holders before taking certain other actions described in the Investor Agreement.

                  Amendments. Amendments to the provisions of the Notes must be approved by the Required Holders.

4.       The Preferred Stock

                  The following is a summary of certain terms of the Preferred Stock, and is qualified entirely by reference to the Form of Articles Supplementary attached hereto as Exhibit 5 and, as applicable, to the Form of Investor Agreement attached hereto as Exhibit 6.

                  Dividends. The terms of the Preferred Stock are substantially the same as the Notes, except as noted below. The Preferred Stock accrues cumulative dividends payable in cash at the rate of 8.75% of the stated amount ($10 per share) on a quarterly basis, with up to 25% of the dividends payable in additional shares of Preferred Stock at the Company's option. If the dividends are in arrears for a period of 60 days or more, then an additional cumulative dividend accrues at an annual rate of 2% of the stated amount ($10 per share) payable in shares of Preferred Stock. The Preferred Stock also receives any dividends paid to holders of Class A Common Stock of the Company on an as-converted basis. The Company is precluded from paying dividends on or repurchasing capital stock that is on parity with the Preferred Stock and from repurchasing capital stock that is not ranked senior to the Preferred Stock, unless all dividends accrued on the Preferred Stock have been paid.

                  Voting Rights. The Preferred Stock has the right to elect up to five members to the Company's Board of Directors as described above under the Investor Agreement. In addition, if the Company fails to pay dividends on the Preferred Stock or interest on the Notes for six quarterly periods, then the size of the Company's Board increases to thirteen directors and the CGLH Partnerships are entitled to elect seven of the thirteen directors until such time as the payment default has been cured. Other than for these rights and the rights described under the discussion of "Restrictions While Preferred Stock is Outstanding" below, the Preferred Stock has no voting rights.

                  Conversion. Each share of Preferred Stock, including any shares issued of Preferred Stock issued instead of dividends, is convertible at any time at the option of the holder into Class A Common Stock of the Company, whether or not the Company has given notice of redemption. The conversion price is $4.00 per share of Class A Common Stock subject to anti-dilution adjustment.

                  Restrictions While Preferred Stock is Outstanding. For so long as the Preferred Stock is outstanding, the Company agrees not to engage in the following activities without the prior written consent of the Required Holders:

     o authorize, create, reclassify or issue any senior stock or parity stock or any stock convertible into senior or parity stock;

     o amend any rights of the holders of the Preferred Stock or the Class B or Class C Common Stock;

     o amend the rights of the Class A Common Stock in a manner adverse to the holders of the Preferred Stock;

     o enter into a Change in Control transaction or merge with an entity other than a subsidiary;

     o enter into an agreement which materially restricts the Company's performance of its obligations under its agreements with the CGLH Partnerships;

     o grant any registration rights regarding the Company's securities which have a value in any year exceeding the lesser of certain specified amounts and 5% of the Company's market capitalization;

     o amend the Company's charter, bylaws or the Notes in a manner that adversely affects the rights of the CGLH Partnerships; or

     o redeem any securities of the Company without also offering to redeem the Preferred Stock (except for redemptions of the Company's Class C Common Stock or the Notes).

                  In addition, until certain conditions are met, the Company must obtain the prior written consent of the Required Holders before taking certain other actions described in the Investor Agreement.

                  Redemption Rights. The Company has an obligation to redeem the Preferred Stock on the seventh anniversary of the issuance of the Preferred Stock to the CGLH Partnerships. The redemption price will be $10 per share plus all accrued dividends on the date of redemption. The Company is not required to provide notice of such redemption to the holders of Preferred Stock. The holders of the Preferred Stock may convert their shares of the Preferred Stock at any time prior to the redemption date. There is no restriction on the redemption of the Preferred Stock by the Company while the Company is in arrearage in the payment of dividends. In addition, upon a Change in Control, the Company has an obligation to offer to the holders of Preferred Stock, and the holders of Preferred Stock may require from the Company to redeem the Preferred Stock on the same basis as the Notes described above.

                  Liquidation Preference. Upon issuance, the Preferred Stock will have an aggregate liquidation preference of $5,000,000. Upon a liquidation of the Company the holders of Preferred Stock will be entitled to receive the greater of (a) $10 per share plus any accrued dividends, and (b) the fair market value of the cash, securities and other property that the holder of Preferred Stock would have received had it converted, its Preferred Stock plus accrued dividends.

                  Restriction on Conversion. The terms of the Preferred Stock prohibit any single holder from exercising the right to convert any shares of Preferred Stock if the conversion would cause the holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Class A Common Stock after the conversion. Subject to that restriction, on the date of issuance, the shares of Preferred Stock will be convertible into, 1,250,000 shares of the Company's Class A Common Stock on the date of issuance.

5.       The Registration Rights Agreement

                  The Registration Rights Agreement, to be entered into between the Company and the CGLH Partnerships at the Closing (the "Registration Rights Agreement") is attached hereto as Exhibit 7 and is incorporated in and made a part of this Schedule 13D in its entirety by reference.

                  The Registration Rights Agreement provides, subject to the limitations described therein, (i) the CGLH Partnerships have an unlimited right to include their Notes, Preferred Stock (and the shares of Class A Common Stock of the Company into which they are convertible) in a registration by the Company; (ii) subject to the limitations on sales described in the Investor Agreement, the CGLH Partnerships may, on seven occasions, make a demand for registration of their Notes, Preferred Stock (and the shares of Class A Common Stock of the Company into which they are convertible), so long as such demand includes at least 500,000 shares or such lesser number of shares as would yield gross proceeds of at least $2 million; (iii) the Company shall not to grant registration rights to any other party that would limit the CGLH Partnerships' priority for the sale or distribution of securities in connection with a demand registration; and (iv) the CGLH Partnerships have the right to receive the most favorable registration rights the Company makes available to any person in connection with the registration of securities and the Registration Rights Agreement is automatically amended to reflect such favorable terms upon grant.

6.       Stockholders Agreement

                  On August 31, 2000 the CGLH Partnerships entered into a Stockholders Agreement with Thomas F. Hewitt, J. William Richardson and Kevin P. Kilkeary (together the "Executives"). A copy of that agreement is annexed hereto as Exhibit 8 and is incorporated in and made a part of this Schedule 13D in its entirety by reference.

                  Pursuant to the Stockholders Agreement, the Executives granted to the CGLH Partnerships an irrevocable proxy to vote certain shares of Preferred Stock which will be granted to the Executives by the Company at the time of Closing. The CGLH Partnerships do not have any rights in respect of the shares of Common Stock issuable upon conversion of such shares of Preferred Stock.

7.       Other matters

                  Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the issuer, and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Joint Filing Agreement

Exhibit 2 Securities Purchase Agreement between the Company and the CGLH Partnerships dated as of August 31, 2000

Exhibit 3         Form of Joint Venture Agreement

Exhibit 4         Form of Investor Agreement

Exhibit 5         Form of Articles Supplementary

Exhibit 6         Form of 8.75% Convertible Subordinated Note

Exhibit 7         Form of Registration Rights Agreement

Exhibit 8 Stockholders Agreement by and among the CGLH Partnerships, Thomas F. Hewitt, J. William Richardson and Kevin P. Kilkeary, dated as of August 31, 2000

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2000


                                            CGLH Partners I LP


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            CGLH Partners II LP


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            LB Interstate GP LLC


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory



                                            LB Interstate LP LLC


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name: Joseph J. Flannery
                                               Title: Authorized Signatory

                                            PAMI LLC


                                            By: /s/ Chris McKenna
                                               --------------------------------
                                               Name: Chris McKenna
                                               Title: Vice President



                                            Property Asset Management Inc.


                                            By: /s/ Joseph J. Flannery
                                               --------------------------------
                                               Name:
                                               Title:



                                            Lehman ALI Inc.



                                            By: /s/ Xavier Sheild
                                               --------------------------------
                                               Name: Xavier Sheild
                                               Title: Vice President



                                            Lehman Brothers Holdings Inc.


                                            By: /s/ Yon Cho
                                               --------------------------------
                                               Name: Yon Cho
                                               Title: Authorized Signatory



                                            MK/CG GP LLC


                                            By: /s/ Sherwood M. Weiser
                                               --------------------------------
                                               Name: Sherwood M. Weiser
                                               Title: Authorized Signatory

                                            MK/CG LP LLC


                                            By: /s/ Sherwood M. Weiser
                                               --------------------------------
                                               Name: Sherwood M. Weiser
                                               Title: Authorized Signatory



                                            CG Interstate Associates LLC


                                            By: /s/ Sherwood M. Weiser
                                               --------------------------------
                                               Name: Sherwood M. Weiser
                                               Title: Authorized Signatory



                                            Continental Gencom Holdings, LLC


                                            By: /s/ Sherwood M. Weiser
                                               --------------------------------
                                               Name: Sherwood M. Weiser
                                               Title: Authorized Signatory



                                            KFP Interstate, LLC


                                            By:
                                               --------------------------------
                                               Name:
                                               Title:



                                            Grosvenor, LLC

                                            By:
                                               --------------------------------
                                               Name:
                                               Title:

                                            KFP Holdings, Ltd.


                                            By: /s/ MAHMOOD KHIMJI
                                               --------------------------------
                                               Name: Mahmood Khimji
                                               Title: Authorized Signature



                                            Sherwood M. Weiser

                                            /s/ Sherwood M. Weiser
                                            -----------------------------------



                                            Donald E. Lefton

                                            /s/ Donald E. Lefton
                                            -----------------------------------



                                            Karim Alibhai

                                            /s/ Karim Alibhai
                                            -----------------------------------

                                                                      Schedule A




                        Executive Officers and Directors

                                       of

                         Property Asset Management Inc.

                  The names and principal occupations of the Directors of Property Asset Management Inc. are as set forth below. Property Asset Management Inc. has no Executive Officers. The business address for all such persons is that of Property Asset Management Inc. at 3 World Financial Center, New York, NY 10285. Each listed individual is a United States citizen.

        Name                         Present Principal Occupation
        ----                         ----------------------------

Directors:

Yon K. Cho                         Employee of Lehman Brothers Inc.

Kenneth C. Cohen                   Employee of Lehman Brothers Inc.

Mark A. Walsh                      Employee of Lehman Brothers Inc.

                                                                   Schedule B

                        Executive Officers and Directors

                                       of

                                 Lehman ALI Inc.

                  The names and principal occupations of the Directors of Lehman ALI Inc. are as set forth below. Lehman ALI Inc. has no Executive Officers. The business address for all such persons is that of Lehman ALI Inc. at 3 World Financial Center, New York, NY 10285. Each listed individual is a United States citizen.

        Name                         Present Principal Occupation
        ----                         ----------------------------

Directors:

Kenneth C. Cohen                   Employee of Lehman Brothers Inc.

Neal B. Leonard                    Employee of Lehman Brothers Inc.

Mark A. Walsh                      Employee of Lehman Brothers Inc.

                                                                      Schedule C


                        Executive Officers and Directors

                                       of

                          Lehman Brothers Holdings Inc.

                  The names and principal occupations of the Directors and the names and titles of the Executive Officers of Lehman Brothers Holdings Inc. are as set forth below. The business address for all such persons is that of Lehman Brothers Holdings Inc. at 3 World Financial Center, New York, NY 10285. Each listed individual is a United States citizen.

        Name                         Present Principal Occupation
        ----                         ----------------------------

Directors:


Michael L. Ainslie              Private Investor and former President and
                                Chief Executive Officer of Sotheby's Holdings

John F. Akers                   Retired Chairman of International Business
                                Machines Corporation

Roger S. Berlind                Theatrical Producer

Thomas H. Cruikshank            Retired Chairman and Chief Executive
                                Officer of Halliburton Company

Richard S. Fuld, Jr.            Chairman and Chief Executive Officer
                                of Lehman Brothers Holdings Inc.

Henry Kaufman                   President of Henry Kaufman & Company, Inc.

John D. Macomber                Principal of JDM Investment Group Director
Dina Merrill                    and Vice Chairman of RKO Pictures, Inc. and
                                Actress

Officers:

Richard S. Fuld, Jr.            Chairman and Chief Executive Officer

David Goldfarb                  Chief Financial Officer

Joseph M. Gregory               Chief Administrative Officer

Thomas A. Russo                 Chief Legal Officer

                                                                      SCHEDULE D

                                    MEMBERS
                                       OF
                               KFP HOLDINGS LTD.

                  THE NAMES AND PRINCIPAL OCCUPATIONS OF THE MEMBERS OF KFP HOLDINGS LTD. ARE AS SET FORTH BELOW. THE BUSINESS ADDRESS FOR ALL SUCH PERSONS IS THAT OF KFP HOLDINGS LTD. AT 545 E. JOHN CARPENTER FREEWAY, SUITE 1400, IRVING, TEXAS 75062. EACH LISTED INDIVIDUAL IS A UNITED STATES CITIZEN.

          NAME                               PRESENT PRINCIPAL OCCUPATION
          ----                               ----------------------------
MEMBERS:
MAHMOOD KHIMJI                          PRESIDENT, HIGHGATE HOLDINGS, INC.
JAFFER KHIMJI GRANTOR TRUST             A TRUST FORMED UNDER TEXAS LAW
ST. GILES TRUST                         A TRUST FORMED UNDER TEXAS LAW

                                    EXHIBITS

Exhibit 1           Joint Filing Agreement

Exhibit 2 Securities Purchase Agreement between the Company and the CGLH Partnerships dated as of August 31, 2000

Exhibit 3           Form of Joint Venture Agreement

Exhibit 4           Form of Investor Agreement

Exhibit 5           Form of Articles Supplementary

Exhibit 6           Form of 8.75% Convertible Subordinated Note

Exhibit 7           Form of Registration Rights Agreement

Exhibit 8 Stockholders Agreement by and among the CGLH Partnerships, Thomas F. Hewitt, J. William Richardson and Kevin P. Kilkeary, dated as of August 31, 2000

                       EXHIBIT 1 - JOINT FILING AGREEMENT

                             Joint Filing Agreement

         The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the common stock, par value $0.01 per share, of Interstate Hotels Corporation., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  September 11, 2000

                                            CGLH Partners I LP


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            CGLH Partners II LP


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            LB Interstate GP LLC


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            LB Interstate LP LLC


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            PAMI LLC


                                            By: /s/ CHRIS MCKENNA
                                                -------------------------------
                                                Name: Chris McKenna
                                                Title: Vice President

                                            Property Asset Management Inc.


                                            By: /s/ JOSEPH J. FLANNERY
                                                -------------------------------
                                                Name: Joseph J. Flannery
                                                Title: Authorized Signatory



                                            Lehman ALI Inc.


                                            By: /s/ XAVIER SHEILD
                                                -------------------------------
                                                Name: Xavier Sheild
                                                Title: Vice President



                                            Lehman Brothers Holdings Inc.


                                            By: /s/ YON CHO
                                                -------------------------------
                                                Name: Yon Cho
                                                Title: Authorized Signatory



                                            MK/CG GP LLC


                                            By: /s/ SHERWOOD M. WEISER
                                                -------------------------------
                                                Name: Sherwood M. Weiser
                                                Title: Authorized Signatory



                                            MK/CG LP LLC


                                            By: /s/ SHERWOOD M. WEISER
                                                -------------------------------
                                                Name: Sherwood M. Weiser
                                                Title: Authorized Signatory

                                            CG Interstate Associates LLC

                                            By: /s/ SHERWOOD M. WEISER
                                                -------------------------------
                                                Name: Sherwood M. Weiser
                                                Title: Authorized Signatory



                                            Continental Gencom Holdings, LLC


                                            By: /s/ SHERWOOD M. WEISER
                                                -------------------------------
                                                Name: Sherwood M. Weiser
                                                Title: Authorized Signatory



                                            KFP Interstate, LLC


                                            By: /s/ MAHMOOD KHIMJI
                                               --------------------------------
                                               Name: Mahmood Khimji
                                               Title: Authorized Signature



                                            Grosvenor, LLC


                                            By: /s/ MAHMOOD KHIMJI
                                               --------------------------------
                                               Name: Mahmood Khimji
                                               Title: Authorized Signature



                                            KFP Holdings, Ltd.


                                            By: /s/ MAHMOOD KHIMJI
                                               --------------------------------
                                               Name: Mahmood Khimji
                                               Title: Authorized Signature

                                            Sherwood M. Weiser

                                            /s/ SHERWOOD M. WEISER
                                            ---------------------------------

                                            Donald E. Lefton

                                            /s/ DONALD E. LEFTON
                                            -----------------------------------

                                            Karim Alibhai

                                            /s/ KARIM ALIBHAI
                                            -----------------------------------

                                            Mahmood Khimji

                                            /s/ MAHMOOD KHIMJI
                                            -----------------------------------

                                                                       Exhibit 2

                         SECURITIES PURCHASE AGREEMENT

                          DATED AS OF AUGUST 31, 2000

                                     AMONG

                         INTERSTATE HOTELS CORPORATION

                                      AND

                               CGLH PARTNERS I LP

                                      AND

                                        CGLH PARTNERS II LP

                               TABLE OF CONTENTS

TABLE OF CONTENTS...........................................    i
INDEX OF EXHIBITS...........................................  iii
INDEX OF ANNEXES............................................  iii
INDEX OF COMPANY DISCLOSURE SCHEDULES.......................   iv
DEFINITIONS.................................................    1
SECTION 1. Issuance and Sale of Notes and Series B Preferred
  Stock.....................................................    5
  1.1. The Issuance and Purchase............................    5
  1.2. Escrow Agreement.....................................    5
  1.3. The Closing..........................................    5
  1.4. Conditions to the Closing............................    5
  1.5. Closing Deliveries...................................    7
  1.6. Payment of Purchase Price............................    8
SECTION 2. Representations and Warranties of the Company....    8
  2.1. Organization and Good Standing; Power and Authority;
     Qualifications.........................................    8
  2.2. Authorization of the Documents; Board
     Recommendation.........................................    8
  2.3. No Conflict..........................................    8
  2.4. Capitalization; Distributions........................    9
  2.5. Authorization and Issuance of Securities.............    9
  2.6. SEC Reports..........................................    9
  2.7. Financial Statements.................................   10
  2.8. Absence of Material Changes..........................   10
  2.9. Contracts............................................   11
  2.10. Subsidiaries and Investments........................   11
  2.11. Properties..........................................   12
  2.12. Employee Benefit Plans..............................   13
  2.13. Labor Relations; Employees..........................   14
  2.14. Litigation; Orders..................................   14
  2.15. Compliance with Laws; Permits.......................   14
  2.16. Environmental Matters...............................   14
  2.17. Taxes...............................................   15
  2.18. Insurance...........................................   16
  2.19. Affiliated Transactions.............................   16
  2.20. Opinion of Financial Advisor........................   16
  2.21. Actions Regarding the Stockholder Rights Plan.......   16
  2.22. Consents............................................   16
  2.23. Brokers.............................................   16
  2.24. Offering Exemption..................................   17
  2.25. Disclosure..........................................   17
SECTION 3. Representations and Warranties of the
  Purchaser.................................................   17
  3.1. Organization and Good Standing; Power and Authority;
     Qualifications; Capitalization.........................   17
  3.2. Authorization of the Documents.......................   17
  3.3. No Conflict..........................................   17
  3.4. Consents.............................................   18
  3.5. Purchase for Investment..............................   18
  3.6. Accredited Investor..................................   18
  3.7. Restrictions on Transfer.............................   18
  3.8. Current Ownership....................................   18
  3.9. Financial Capacity...................................   18

SECTION 4. Registration, Exchange and Transfer of Notes......................................................         18
  4.1. The Note Register; Persons Deemed Owners..............................................................         18
  4.2. Issuance of New Notes Upon Exchange or Transfer.......................................................         18
SECTION 5. Covenants.........................................................................................         19
  5.1. Access to Records.....................................................................................         19
  5.2. Notice of Breach......................................................................................         19
  5.3. No General Solicitation...............................................................................         19
  5.4. Financial Reports.....................................................................................         19
  5.5. Liquidity.............................................................................................         20
  5.6. Conduct of Business Prior to Closing..................................................................         20
  5.7. No Solicitation of Competing Transactions.............................................................         21
  5.8. Stockholder Approval; Proxy Statement.................................................................         22
  5.9. Reasonable Best Efforts...............................................................................         22
SECTION 6. Additional Agreements.............................................................................         23
  6.1. Indenture Relating to the Notes.......................................................................         23
  6.2. Lost, Stolen, Damaged and Destroyed Securities........................................................         23
  6.3. Transactions with Affiliates..........................................................................         23
  6.4. Availability of Conversion Shares.....................................................................         23
  6.5. Corporate Headquarters................................................................................         24
  6.6. HSR...................................................................................................         24
SECTION 7. Restrictive Legend................................................................................         24
SECTION 8. Taxes.............................................................................................         24
SECTION 9. Expenses, Termination.............................................................................         24
  9.1. Costs and Expenses....................................................................................         24
  9.2. Termination or Abandonment............................................................................         25
  9.3. Effect of Termination.................................................................................         26
  9.4. Payments Upon Termination.............................................................................         26
SECTION 10. Indemnification..................................................................................         27
  10.1. Survival of Representations, Warranties, Agreements and Covenants, etc...............................         27
  10.2. Indemnification by the Company.......................................................................         27
  10.3. Indemnification by the Purchaser.....................................................................         28
  10.4. Limitations..........................................................................................         28
  10.5. Procedure............................................................................................         28
SECTION 11. Further Assurances...............................................................................         29
SECTION 12. Successors and Assigns...........................................................................         29
SECTION 13. Entire Agreement.................................................................................         29
SECTION 14. Notices..........................................................................................         29
SECTION 15. Amendments.......................................................................................         30
SECTION 16. Counterparts.....................................................................................         31
SECTION 17. Headings.........................................................................................         31
SECTION 18. Nouns and Pronouns...............................................................................         31
SECTION 19. Governing Law....................................................................................         31
SECTION 20. Enforcement Jurisdiction.........................................................................         31
SECTION 21. Waiver of Jury Trial.............................................................................         31
SECTION 22. Litigation; Prevailing Party.....................................................................         31
SECTION 23. Publicity........................................................................................         31
SECTION 24. Severability.....................................................................................         31

                               INDEX OF EXHIBITS

     Exhibit A -- Form of Note

     Exhibit B -- Form of Escrow Agreement

     Exhibit C -- Form of Investor Agreement

     Exhibit D -- Form of Registration Rights Agreement

     Exhibit E -- Form of Joint Venture Partnership Agreement

     Exhibit F -- Form of Articles Supplementary

     Exhibit G-1 -- Form of Jones Day Opinion

     Exhibit G-2 -- Form of Ballard Spahr Opinion

     Exhibit G-3 -- Form of Opinion of Counsel to Interstate

     Exhibit H -- Form of Officer's Certificate

     Exhibit I -- Form of Articles of Amendment and Restatement

     Exhibit J -- Information and Reports to be Provided to Purchaser

     Exhibit K -- Amendment No. 1 to Rights Agreement

     Exhibit L -- Side Letter No. 1

                                INDEX OF ANNEXES

     1.0.  Company Knowledge

     1.4.  Jurisdictions in which the Company is in Good Standing

     3.1  Holders of Equity Interest in the Purchaser

     3.4.  Purchaser Consents

     3.8.  Current Ownership

                     INDEX OF COMPANY DISCLOSURE SCHEDULES

     2.3.  Conflicts

     2.4.  Capitalization; Distributions

     2.7.  Financial Statements

     2.8.  Material Changes

     2.9.  Contracts

     2.10.  Subsidiaries and Investments

     2.11.  Properties

     2.12.  Employee Benefit Plans

     2.13.  Labor Relations; Employees

     2.14.  Litigation; Orders

     2.15.  Compliance with Laws; Permits

     2.16.  Environmental Matters

     2.17.  Taxes

     2.19.  Affiliated Transactions

     2.22.  Consents

     2.23.  Brokers

                         SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of August 31, 2000 among INTERSTATE HOTELS CORPORATION, a Maryland corporation (the "Company"), and CGLH PARTNERS I LP, a Delaware limited partnership and CGLH PARTNERS II LP, a Delaware limited partnership (CGLH PARTNERS I LP and CGLH PARTNERS II LP, together, the "Purchaser").

                              W I T N E S S E T H:

     WHEREAS, the Company is engaged in the business of providing management, leasing and related services for hotels owned by third parties in all market segments (the "Business");

     WHEREAS, the Company wishes to issue and sell to the Purchaser and the Purchaser wishes to purchase from the Company (i) 8.75% Subordinated Convertible Notes (the "Notes") in the aggregate principal amount of $25,000,000; and (ii) an aggregate of 500,000 shares of the Company's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), each convertible into shares (the "Conversion Shares") of the Company's Class A Common Stock, par value $.01 per share (the "Common Stock");

     WHEREAS, the Purchaser and the Company desire to provide for such purchase and sale and to establish various rights and obligations in connection therewith:

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

     DEFINITIONS. In addition to terms defined elsewhere in this Agreement, the following terms when used in this Agreement shall have the meanings indicated below:

     "Affiliate" means, as to any Person, any Person which, directly or indirectly through one or more intermediaries, is in control of, is controlled by, or is under common control with, such Person, and any officer or director of such Person.

     "Agreement" has the meaning given to it in the preamble.

     "Ancillary Documents" means the Registration Rights Agreement, the Investor Agreement, the Articles Supplementary, the Notes and all other contracts, agreements, schedules, certificates and other documents being delivered pursuant to or in connection with this Agreement by any party hereto at or prior to the Closing.

     "Articles Supplementary" has the meaning given to it in Section 1.4(b) of this Agreement.

     "Bankruptcy Exception" has the meaning given to it in Section 2.2 of this Agreement.

     "Benefit Plan" has the meaning given to it in Section 2.12(a) of this Agreement.

     "Business" has the meaning given to it in the Recitals of this Agreement.

     "Bylaws" has the meaning given to it in Section 1.4(b) of this Agreement.

     "Charter" has the meaning given to it in Section 1.4(b) of this Agreement.

     "Class B Common Stock" has the meaning given to it in Section 2.4(a) of this Agreement.

     "Class C Common Stock" has the meaning given to it in Section 2.4(a) of this Agreement.

     "Closing Date" has the meaning given to it in Section 1.3 of this Agreement.

     "Closing" has the meaning given to it in Section 1.3 of this Agreement.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commission" has the meaning given to it in Section 2.6 of this Agreement.

     "Common Stock" has the meaning given to it in the Recitals of this Agreement.

     "Company Disclosure Schedule" has the meaning given to it in Section 2 of this Agreement.

     "Company Entity" has the meaning given to it in Section 10.3 of this Agreement.

     "Company" has the meaning given to it in the preamble.

     "Competing Transaction" has the meaning given to it in Section 5.7 of this Agreement

     "Contract" means any options, warrants, subscription rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any class of capital stock of the Company, or any indenture, mortgage, guaranty, lease, license, franchise, management agreement or other contract, agreement or arrangement, whether written or oral, and any and all amendments, additions, modifications, or supplements thereto.

     "Conversion Shares" has the meaning given to it in the Recitals of this Agreement.

     "Employee Agreement" has the meaning given to it in Section 2.12(a) of this Agreement.

     "Employee" has the meaning given to it in Section 2.12(a) of this Agreement.

     "Encumbrances" has the meaning given to it in Section 1.1 of this Agreement.

     "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, orders, claims, Encumbrances, investigations, proceedings or notices of noncompliance or violations by any Person (including any Governmental Entity) alleging potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remediation costs, natural resources damages, property damages, personal injury, bodily injury, wrongful death or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of its Subsidiaries; or
(B) circumstances that form the basis of any violation or alleged violation of any Environmental Law.

     "Environmental Laws" means all federal, state and local laws, rules and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health and safety, including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distributions, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

     "ERISA" has the meaning given to it in Section 2.12(a) of this Agreement.

     "Escrow Account" has the meaning given to it in Section 1.2 of this Agreement.

     "Escrow Agent" has the meaning given to it in Section 1.2 of this Agreement.

     "Exchange Act" has the meaning given to it in Section 2.6 of this Agreement.

     "GAAP" has the meaning given to it in Section 2.7 of this Agreement.

     "Governmental Entity" means any supernational, national, foreign, federal, state or local judicial, legislative, executive, administrative or regulatory or self-regulatory body, institution, agency or authority.

     "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import under any Environmental Law and
(C) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which the Company or any of its Subsidiaries operate.

     "Holder" has the meaning given to it in Section 4.1 of this Agreement.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.

     "Indemnification Payment" has the meaning given to it in Section 10.2 of this Agreement.

     "Indemnified Party" has the meaning given to it in Section 10.5(a) of this Agreement.

     "Indemnifying Party" has the meaning given to it in Section 10.5(a) of this Agreement.

     "Indenture" has the meaning given to it in Section 6.1 of this Agreement.

     "Intellectual Property" means all trademarks, trade names, patents, copyrights, and applications therefor, or other similar rights (including, without limitation, trade secrets, know-how or other confidential business information).

     "Investor Agreement" has the meaning given to it in Section 1.4(a) of this Agreement.

     "Investor Designee" has the meaning given to it in Section 1.4(b) of this Agreement.

     "Joint Venture" has the meaning given to it in Section 1.4(a) of this Agreement.

     "Joint Venture Partnership Agreement" has the meaning given to it in
Section 1.4(a) of this Agreement.

     "Knowledge" or "Known" means, with respect to any representation or warranty or other statement in this Agreement qualified by the knowledge of any party, the actual knowledge of the directors, officers and executive level employees of such party without independent investigation or verification by such persons, provided, however, that where reference is made to the Knowledge of the Company, such reference shall be deemed to include only Messrs. Hewitt, Hudak, Killkeary and Richardson and the Controller of the Company, all of whom shall be deemed to have conducted the investigation specified on Annex 1.0 hereto.

     "Law" includes any foreign, federal, state, or local law, statute, rule, regulation, judgment, order, injunction, ruling decree, stipulation, award or other restriction of any court, private arbitration tribunal or other Governmental Entity.

     "Legal Opinions" has the meaning given to it in Section 1.4(b) of this Agreement.

     "Lehman Parent Entities" shall mean Lehman Brothers Holdings Inc., Lehman Brothers Inc., and any Person that, directly or indirectly, Controls or is under Common Control with Lehman Brothers Holdings Inc. or Lehman Brothers Inc. or is managed by any such entity.

     "Losses" has the meaning given to it in Section 10.2 of this Agreement.

     "Material Adverse Effect" means a material adverse effect on the business, results of operations, performance or the financial condition of the Company and its Subsidiaries, taken as a whole.

     "Note Register" has the meaning given to it in Section 4.1 of this Agreement.

     "Notes" has the meaning given to it in the Recitals of this Agreement.

     "Permits" has the meaning given to it in Section 2.15(b) of this Agreement.

     "Permitted Encumbrance" means (i) any Encumbrance consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of such property or irregularities in title thereto that, individually and in the aggregate, do not materially impair the use of such property, (ii) warehousemen's, mechanics', carriers', landlords', repairmen's or other similar Encumbrances arising in the ordinary course of business and securing obligations not yet due and payable and (iii) other Encumbrances which arise in the ordinary course of business and which, individually and in the aggregate, do not materially impair its use of such property or its ability to use such property as collateral to obtain financing or which would otherwise, individually or in the aggregate, have a Material Adverse Effect.

     "Person" means any natural person, corporation, unincorporated organization, partnership, association, joint stock company, joint venture, trust or government, or any agency or political subdivision of any government, or any other entity.

     "Power" has the meaning given to it in Section 2.1 of this Agreement.

     "Preferred Stock" has the meaning given to it in Section 2.4(a) of this Agreement.

     "Properties" has the meaning given to it in Section 2.11(a) of this Agreement.

     "Purchase Price" has the meaning given to it in Section 1.1 of this Agreement.

     "Purchaser Entity" has the meaning given to it in Section 10.2 of this Agreement.

     "Purchaser" has the meaning given to it in the preamble.

     "Registration Rights Agreement" has the meaning given to it in Section 1.4(a) of this Agreement.

     "Related Transferee" has the meaning given to it in the Investor Agreement.

     "Release" means any spill, emission, leaking, injection, deposit, disposal, discharge, dispersal or leaching into the atmosphere, soil, surface water or groundwater.

     "Required Holders" means the holders of Notes or shares of Series B Preferred Stock representing a majority of the combined (i) aggregate principal amount of the Notes outstanding and (ii) aggregate stated amount of the Series B Preferred Stock outstanding, in each case excluding Notes or shares of Series B Preferred Stock then owned by the Company or any of its Affiliates.

     "Required Noteholders" has the meaning given to it in Section 6.1 of this Agreement.

     "Rights Agreement" has the meaning given to it in Section 2.21 of this Agreement.

     "Schedule" has the meaning given to it in Section 2 of this Agreement.

     "SEC Reports" has the meaning given to it in Section 2.6 of this Agreement.

     "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Act shall include reference to the comparable section, if any, of such successor federal statute.

     "Series B Preferred Stock" has the meaning given to it in the Recitals of this Agreement.

     "Subsidiary" has the meaning given to it in Section 2.10 of this Agreement.

     "Stockholder Proposal" has the meaning given to it in Section 5.8 of this Agreement.

     "Superior Proposal" has the meaning given to it in Section 5.7 of this Agreement.

     "Tax Return" means a report, return or other information required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company or any of its Subsidiaries.

     "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any Governmental Entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes.

     "Third Party" has the meaning given to it in Section 5.7 of this Agreement.

     "Third Party Leases" has the meaning given to it in Section 2.11(b) of this Agreement.

     "Trading Day" means a day on which the principal national securities exchange on which the Common Stock is quoted, listed or admitted to trading is open for the transaction of business or, if the Common Stock is not quoted, listed or admitted to trading on any national securities exchange (including the NASDAQ), any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     SECTION 1.  ISSUANCE AND SALE OF NOTES AND SERIES B PREFERRED STOCK.

     1.1. The Issuance and Purchase.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser shall purchase from the Company, and the Company shall issue and sell to the Purchaser, free and clear of any mortgages, judgments, claims, liens, security interests, pledges, escrows, charges or other encumbrances of any kind or character whatsoever ("Encumbrances") other than Encumbrances imposed by or through Purchaser or any of its Affiliates, the Notes and 500,000 shares of Series B Preferred Stock in accordance with this Section 1.1, for an aggregate purchase price of $30,000,000 (the "Purchase Price"). The Notes (including any PIK Note issued pursuant to
Section 1.3 of such Notes) shall be in the form of Exhibit A.

     (b) The number of shares of Series B Preferred Stock to be issued to the Purchaser shall be 500,000, each with a liquidation preference of $10.

     (c) The parties agree that the fair market value of the Notes is $25,000,000 and the fair market value of the Series B Preferred Stock is $5,000,000. Each party agrees to file all Tax Returns consistent with such allocation and to take no position inconsistent with such allocation, unless required by Law.

     1.2. Escrow Agreement. Simultaneously with the execution of this Agreement, the Company and the Purchaser shall execute an escrow agreement (the "Escrow Agreement"), substantially in the form set forth in Exhibit B hereto, with the escrow agent identified therein (the "Escrow Agent"), and the Company shall deposit, pursuant to the Escrow Agreement, with the Escrow Agent the sum of $2,250,000, or at the Company's option provide a letter of credit reasonably acceptable to the Escrow Agent securing payment of that amount, such amount being on account of any Termination Fee or Purchaser's Expenses payable by the Company pursuant to Section 9.4.

     1.3. The Closing. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Jones, Day, Reavis & Pogue, 599 Lexington Avenue, New York, New York 10022, or at such other place as shall be mutually agreed by the Company and the Purchaser as promptly as practicable following the satisfaction or waiver of all of the conditions to the parties' respective obligations set forth in Section 1.4 below, or on such other date or at such other place as shall be mutually agreed by the Company and the Purchaser. The date of the Closing is referred to herein as the "Closing Date."

     1.4. Conditions to the Closing.

     (a) The obligations of the Company and the Purchaser to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction or waiver by both parties on or before the Closing Date of the following conditions:

          (i) no temporary restraining order, preliminary or permanent injunction or other order or decree which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no statutes, rule or regulation shall have been enacted by any governmental authority (of the United States or otherwise) which prevents the consummation of the transactions contemplated hereby; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, ruling, injunction or other order to be vacated or lifted;

          (ii) the Company and the Purchaser shall have duly executed the Investor Agreement (the "Investor Agreement") in the form of Exhibit C attached hereto;

          (iii) the Company and the Purchaser shall have duly executed the Registration Rights Agreement (the "Registration Rights Agreement") in the form of Exhibit D attached hereto;

          (iv) Interstate Investment Corporation, a Delaware corporation, and Interstate Property Partnership, L.P., a Delaware limited partnership, and CGLH Partners III LP and CGLH Partners IV LP, each a Delaware limited partnership, shall have duly executed the Agreement of Limited Partnership of CGLH-IHC Fund I, L.P. (the "Joint Venture Partnership Agreement") establishing the "Joint Venture" in the form of Exhibit E attached hereto;

     (b) The obligation of the Purchaser to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction or waiver by the Purchaser, on or prior to the Closing Date of the following conditions:

          (i) the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date when made and (unless made as of a specified date) as of the Closing Date, other than representations and warranties which are by their terms qualified by materiality which shall be true in all respects as of the date when made and (unless made of as of a specified date) as of the Closing Date;

          (ii) the Company shall have performed in all material respects its covenants set forth in this Agreement to be performed prior to the Closing Date;

          (iii) the Company shall have obtained all Permits, authorizations, consents and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby which are (x) listed on Schedule 2.15 hereto or (y) necessary to enable the Business and operations of the Company, after consummation of the transactions contemplated hereby, to continue to be conducted in substantially the same manner as currently conducted, except for such Permits, authorizations, consents and approvals, the failure of which to obtain would not result in a Material Adverse Effect, and provided that none of which shall have been obtained with the imposition of any adverse terms or conditions or with the imposition of any material cost;

          (iv) the Company shall have obtained all necessary approvals of its stockholders to the Stockholder Proposal;

          (v) the Charter of the Company (the "Charter") in the form of Exhibit I hereto shall have been supplemented by the Articles Supplementary to the Charter in the form of Exhibit F attached hereto setting forth the rights and preferences of the Series B Preferred Stock (the "Articles Supplementary") and the Articles Supplementary shall have been accepted for record by the State Department of Assessments and Taxation of the State of Maryland;

          (vi) the bylaws of the Company shall have been amended to remove the right of the Class B Director and the Class C Director (as such terms are defined in the Charter) to approve appointments to committees of the board of directors;

          (vii) the Conversion Shares shall have been approved for quotation on NASDAQ, subject to official notice of issuance;

          (viii) the Company shall have delivered to the Purchaser an officer's certificate satisfactory in form and substance to the Purchaser certifying as to the Company's compliance with the conditions set forth in clauses (i) through (vii) above;

          (ix) the Company shall have delivered to the Purchaser certificates of good standing from the jurisdictions set forth on Annex 1.4 with respect to the Company dated as of a date no earlier than ten days prior to the Closing Date;

          (x) the Company shall have delivered to the Purchaser a certificate duly executed by its Secretary, satisfactory in form and substance to the Purchaser, certifying (A) a copy of its organizational documents including the Charter and the Articles Supplementary and the bylaws of the Company (the "Bylaws"), (B) resolutions authorizing the transactions contemplated by this Agreement and the Ancillary Documents (including resolutions of Interstate Investment Corporation authorizing the transactions to be entered into by that entity and resolutions and consents of members of Interstate Property Partnership, L.P. and authorizing the transactions to be entered into by that entity) and (C) incumbency matters of the persons executing this Agreement and the Ancillary Documents;

          (xi) the Purchaser shall have received (A) from Jones Day, counsel for the Company, an opinion addressed to the Purchaser, dated as of the Closing Date (the "Jones Day Opinion"), which shall be in the form of Exhibit G-1 attached hereto, (B) from Ballard Spahr, Maryland counsel for the Company, an opinion addressed to the Purchaser, dated as of the Closing Date (the "Ballard Spahr Opinion"), which shall be in the form of Exhibit G-2 attached hereto and (C) from the General Counsel of the Company, an opinion addressed to the Purchaser, dated as of the Closing Date (the "Interstate Opinion", and together with the Jones Day Opinion and the Ballard Spahr Opinion, the "Legal Opinions"), which shall be in the form of Exhibit G-3 attached hereto;

          (xii) Karim Alibhai, Joseph Flannery, Mahmood Khimji, Sherwood Weiser and Alan Kanders (each such person, an "Investor Designee"), or any five other persons that the Purchaser may select and who meet the criteria set forth in the Investor Agreement for nomination to the Board of Directors of the Company as Investor Designees, shall have been elected to the Board of Directors of the Company by the unanimous vote of the whole Board of Directors as the initial designees of the Purchaser pursuant to the Articles Supplementary, effective, without any further action, as of the Closing Date;

          (xiii) without limiting the generality of clause (b)(i), no event that could, individually or in the aggregate, have a Material Adverse Effect shall have occurred since the date hereof nor shall any event or events have occurred since the date hereof which could reasonably be expected to have a Material Adverse Effect.

     (c) The obligation of the Company to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction or waiver by the Company, on or prior to the Closing Date of the following conditions:

          (i) the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date when made and (unless made as of a specified date) as of the Closing Date, other than representations and warranties which are by their terms qualified by materiality which shall be true in all respects as of the date when made and (unless made of as of a specified date) as of the Closing Date; and

          (ii) the Purchaser shall have performed in all material respects its covenants set forth in this Agreement to be performed prior to the Closing Date.

     1.5. Closing Deliveries. At the Closing, the Company shall deliver to the Purchaser, against receipt at the Closing by the Company from the Purchaser of the Purchase Price in accordance with Section 1.6:

     (a) a duly executed Note in the principal amount of $25,000,000 or duly executed Notes in the aggregate principal amount of $25,000,000 in such names and denominations as designated by the Purchaser prior to the Closing;

     (b) a certificate or certificates representing the shares of Series B Preferred Stock purchased by the Purchaser, registered in the name of the Purchaser or its nominees;

     (c) a duly executed copy of the Investor Agreement;

     (d) a duly executed copy of the Registration Rights Agreement;

     (e) a duly executed Joint Venture Partnership Agreement;

     (f) a certificate duly executed by an officer of the Company, dated as of the Closing Date, in the form of Exhibit H attached hereto;

     (g) a certificate duly executed by its Secretary, satisfactory in form and substance to the Purchaser, certifying the matters set forth in Section 1.4(b)(x);

     (h) the Legal Opinions;

     (i) evidence, satisfactory to the Purchaser, that the Company's Charter have been amended and supplemented by the Articles Supplementary; and that the Articles Supplementary has been accepted for record by the State Department of Assessments and Taxation of the State of Maryland;

     (j) evidence, satisfactory to the Purchaser, that the Common Stock to be issued as the Conversion Shares has been approved for quotation on NASDAQ, subject to official notice of issuance; and

     (k) evidence, satisfactory to the Purchaser that the provisions of Section
2.21 relating to the Rights Agreement have been complied with.

     1.6. Payment of Purchase Price. The Purchase Price shall be paid by the Purchaser in cash by wire transfer to an account designated at least two business days prior to the Closing by the Company.

     SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser that, except as described in an SEC Report filed by the Company prior to the date hereof or in the disclosure schedule furnished by the Company to the Purchaser simultaneously herewith (the "Company Disclosure Schedule" and each separately numbered section thereof a "Schedule" so numbered):

     2.1. Organization and Good Standing; Power and Authority;
Qualifications. The Company and each of its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization and (b) has the requisite corporate power and authority ("Power") to own, lease and operate its properties and to carry on the Business as presently conducted and as proposed by it to be conducted. The Company has all requisite Power to enter into and carry out the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party. The Company and each of its Subsidiaries is qualified to transact business as a foreign corporation in, and is in good standing under the laws of all of the jurisdictions wherein the character of the property owned or leased or the nature of the activities conducted by it makes such qualification necessary and where failure to so qualify would have a Material Adverse Effect. The Company has made available to the Purchaser true, correct and complete copies of its organizational documents, including the Charter, its Bylaws, and any amendments or supplements thereto, and all minutes and resolutions of the Board of Directors of the Company.

     2.2. Authorization of the Documents; Board Recommendation. The execution, delivery and performance by the Company of this Agreement, and each of the Ancillary Documents to which it is a party has been duly authorized by all requisite corporate action on the part of the Company. The affirmative vote of the holders of a majority of the shares of Common Stock, Class B Common Stock and Class C Common stock present in person or by proxy at the Company Meeting (as defined in Section 5.8), voting as a single class, is required for the approval of the Stockholder Proposal. No other approval or consent of the stockholders of the Company is required by Law, the Charter or bylaws of the Company or otherwise in order for the Company to consummate the transactions contemplated hereby and by the Ancillary Documents. Each of this Agreement and the Ancillary Documents constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, solvency or other similar laws affecting creditors' rights generally and subject to limitations on the availability of equitable remedies (the foregoing exception, the "Bankruptcy Exception"). The Board of Directors of the Company, at a meeting duly called and held at which a quorum was present throughout, has unanimously determined that the transactions contemplated hereby and by the Ancillary Documents are in the best interest of the Company and its stockholders and to recommend to such stockholders that they vote in favor of the Stockholder Proposal (the "Board Recommendation"). The Board Recommendation has not been revoked or modified.

     2.3. No Conflict. Except as set forth on Schedule 2.3 hereto, the execution and delivery by the Company of this Agreement and each of the Ancillary Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby and its compliance with the provisions hereof and thereof (including, without limitation, the issuance, sale and delivery by the Company of the Notes and the Series B Preferred Stock and the Conversion Shares) will not (a) violate any provision of any federal, state, local or foreign law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to it, or any of its Subsidiaries or any of their respective properties or assets, (b) conflict with, or result in any violation or breach of, or constitute (with due notice or lapse of time, or both) a default or loss of a benefit under, or cause or permit the acceleration or cancellation under, the terms, conditions or provisions of any Contract to which it or any of its Subsidiaries is a party to which any of their respective properties or assets is subject, (c) result in the creation or imposition of any Encumbrance upon any of its or any of its Subsidiaries' properties or assets, except for Permitted Encumbrances or (d) violate the Charter or the Bylaws, other than, in the case of clauses (a), (b) and (c), any such violations, conflicts, breaches, defaults, losses of benefits or Encumbrances that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.

     2.4. Capitalization; Distributions.

     (a) The authorized capitalization of the Company consists solely of: (i) 62,000,000 shares of Common Stock, of which 6,091,802 are issued and outstanding, (ii) 1,500,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of which 242,555 are issued and outstanding,
(iii) 1,500,000 shares of Class C Common Stock, par value $.01 per share ("Class C Common Stock"), of which 60,639 are issued and outstanding and (iv) 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), 70,000 of which have been designated the Series A Preferred Stock, and none of which are issued and outstanding. All of the issued and outstanding shares of Common Stock, Class B Common Stock and Class C Common Stock are validly issued, fully paid and nonassessable and free and clear of all Encumbrances, other than Encumbrances, if any, arising as a result of actions taken by the purchaser thereof. No class of capital stock of the Company is entitled to preemptive rights. The Company has duly, validly and irrevocably reserved 600,000 shares of Preferred Stock for issuance as the Series B Preferred Stock and has duly, validly and irrevocably reserved sufficient shares of Common Stock for issuance as the Conversion Shares.

     (b) Except as set forth on Schedule 2.4 hereto, there are no outstanding Contracts by which the Company is or may become bound to issue additional shares of its capital stock or options, warrants or other rights to purchase or acquire any shares of its capital stock.

     (c) Except as set forth on Schedule 2.4 hereto, since June 8, 1999, the Company has not declared or paid any dividend or made any other distribution of cash, stock or other property to its stockholders. Other than (i) the rights of holders of Class B Common Stock and Class C Common Stock pursuant to the existing Charter to each elect separately, as a class, one director, (ii) as contemplated by this Agreement or the Ancillary Documents and (iii) the right of each stockholder of the Company to vote its shares of Common Stock for the election of directors and exercise other rights as stockholder of the Company generally, no person has the right to elect one or more directors of the Company or to cause the Company to include its nominee in any slate of directors proposed by the Company.

     2.5. Authorization and Issuance of Securities. The authorization, issuance, sale and delivery of the Notes and the Series B Preferred Stock pursuant to this Agreement and the authorization, reservation, issuance, sale and delivery of the Conversion Shares have been duly authorized by all requisite corporate action on the part of the Company, and when issued, sold and delivered in accordance with this Agreement and/or any Ancillary Document against payment therefor as herein or therein provided, the Notes will be validly issued, and the Series B Preferred Stock and the Conversion Shares will be validly issued and outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, free and clear of any Encumbrances other than Encumbrances imposed by or through the Purchaser or any of its Affiliates. The terms, designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of any series of Preferred Stock of the Company are as stated in the Charter. The Company has reserved a sufficient number of shares of (i) Common Stock for issuance upon conversion of the Series B Preferred Stock, (ii) Common Stock for issuance upon conversion of any shares of Series B Preferred Stock that may be issued as dividends on the Series B Preferred Stock pursuant to the Articles Supplementary, (iii) Common Stock for issuance upon conversion of the Notes,
(iv) Common Stock for issuance upon conversion in connection with any interest payment under the Notes and (v) Common Stock for issuance upon conversion or exercise of all other common stock equivalents outstanding on the date hereof.

     2.6. SEC Reports. The Company has filed all proxy statements, reports and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and after December 31, 1999 and the Company has furnished the Purchaser true and complete copies of all annual reports, quarterly reports, proxy statements and other reports under the Exchange Act filed by the Company from and after such date, each as filed with the Commission (collectively, the "SEC Reports"). Each SEC Report complied as to form in all material respects with the requirements of the applicable report form and did not on the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, as of the date hereof, there is no fact or facts not disclosed in the SEC Reports which relate specifically to the Company and which individually or in the aggregate could have a Material Adverse Effect.

     2.7. Financial Statements. The financial statements (including any related schedules and/or notes) included in the SEC Reports have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods presented and fairly present, in all material respects, the consolidated financial condition, results of operations and changes in stockholders' equity of the Company as of the respective dates thereof and for the respective periods then ended (in each case subject, as to interim statements, to changes resulting from normal year-end adjustments, none of which will be material in amount or effect). Except as set forth on Schedule
2.7 hereto or arising under this Agreement or any Ancillary Agreement, the Company has no liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not Known, whether due or to become due and regardless of when asserted), except (i) liabilities and obligations in the respective amounts reflected in or reserved against in the Company's balance sheet or the footnotes thereto as of December 31, 1999 included in the SEC Reports or (ii) liabilities and obligations incurred after December 31, 1999 in the ordinary course of business consistent (in amount and kind) with past practice (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and that do not exceed $100,000 in the aggregate or which are not otherwise insured or to which the Company is otherwise entitled to indemnification from third parties.

     2.8. Absence of Material Changes. Except as set forth on Schedule 2.8 or otherwise disclosed in the SEC Reports, since December 31, 1999, the Business has been conducted in all material respects in the ordinary course, consistent with past practice and there has not occurred any:

     (a) Material Adverse Effect;

     (b) waiver or cancellation of any material right of the Business, the Company or any of its Subsidiaries or the cancellation of any material debt or claim held by the Business, the Company or any of its Subsidiaries;

     (c) payment, discharge or satisfaction of any claim, liability or obligation of the Business, the Company or any of its Subsidiaries other than in the ordinary course of business;

     (d) Encumbrance upon the assets of the Business, the Company or any Subsidiary other than Permitted Encumbrances;

     (e) declaration or payment of dividends on, or other distribution with respect to, or any direct or indirect redemption or acquisition of, any securities of the Company or any of its Subsidiaries;

     (f) issuance of any stock, bonds or other securities of the Company or any of its Subsidiaries;

     (g) sale, assignment or transfer of any material tangible or intangible assets of the Business, the Company or any of its Subsidiaries except in the ordinary course of business;

     (h) loan by the Company or any of its Subsidiaries to any officer, director, employee, consultant or stockholder of the Company or any Subsidiary (other than advances to such persons in the ordinary course of business in connection with Business related expenses);

     (i) damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the assets, property, condition (financial or otherwise), results of operations or prospects of the Business, the Company or any Subsidiary;

     (j) increase, direct or indirect, in the compensation paid or payable to any officer, director, employee, consultant or agent of the Company or any Subsidiary, other than in the ordinary course of business, consistent with past practices;

     (k) except as required by a change in GAAP, change in the accounting methods, practices or policies of the Business, the Company or any Subsidiary;

     (l) indebtedness incurred for borrowed money by the Business, the Company or any Subsidiary other than in the ordinary course of business;

     (m) termination, threatened termination, or material amendment of any material Contract, lease or management agreement to which the Business, the Company or any Subsidiary is a party, other than in the ordinary course of business;

     (n) material change in the laws or regulations governing the Business, the Company or any Subsidiary;

     (o) material change in the manner of business or operations of the Business, the Company or any of its Subsidiaries (including, without limitation, any material accelerations or deferral of the payment of accounts payable or other current liabilities or material deferral of the collection of accounts or notes receivable);

     (p) capital expenditures or commitments therefor by the Business, the Company or any Subsidiary that aggregate in excess of $150,000 more than those already provided for in the annual budget of the Company, a copy of which has been provided to the Purchaser;

     (q) any amendment of the Charter, or Bylaws of the Company, or of the organizational documents of any Subsidiary;

     (r) any other material transactions entered into by the Business, the Company or any Subsidiary whether or not in the ordinary course of business; or

     (s) any agreement or commitment (contingent or otherwise) by the Business, the Company or any Subsidiary to do any of the foregoing.

     2.9. Contracts.

     (a) Except as set forth on Schedule 2.9, neither the Company nor any Subsidiary is a party to, and the Business is not bound or subject to, any Contract other than any Contract that (i) pursuant to its terms, has expired, been terminated or fully performed by the parties, and in each case, under which neither the Company, nor any Subsidiary nor the Business have any liability, contingent or otherwise, or (ii) does not involve a commitment by either the Company or the other party thereto of more than $50,000 per year or $75,000 over the term of such Contract or the performance of which by the Company or any of its Subsidiaries does not exceed one year (unless it is cancelable by the Company or the Subsidiary upon not more than 90 days notice without a penalty in excess of $20,000). The Company has delivered to the Purchaser a true, correct and complete copy of each of the Contracts set forth on Schedule 2.9, and each of the Contracts heretofore provided by the Company to the Purchaser is a true, correct and complete copy of such Contract. Neither the Company nor any Subsidiary is a party to or otherwise subject to any Contract that was or is required to be filed as exhibits to, or otherwise disclosed in, the SEC Reports that have not been so filed or disclosed.

     (b) Each of such Contracts is, as of the date hereof, and will continue after the Closing to be, as to the Company or any Subsidiary, as the case may be, legal, valid, binding and in full force and effect and enforceable in accordance with its terms. There is no material breach, violation or default by the Company or any Subsidiary (or, to the Knowledge of the Company, any other party) under any such Contract and no event (including, without limitation, the consummation of the transactions contemplated by this Agreement or the issuance of the Conversion Shares) which, with notice or lapse of time or both, would (i) constitute a material breach, violation or default by the Company or any Subsidiary (or, to the best Knowledge of the Company, any other party) under any such Contract or (ii) give rise to any Encumbrance, or right of termination, right of first offer, right of first refusal or any other right of purchase, modification, cancellation, prepayment, "put," suspension, limitation, revocation or acceleration against the Company or any Subsidiary, or create material additional obligations of, material restrictions on, or materially reduce the benefits derived by, the Company (by reason of a "change of control" or otherwise) under any such Contract. Except as set forth on Schedule 2.9, neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any other party to any of such Contracts is materially in arrears in respect of the performance or satisfaction of the terms and conditions on its part to be performed or satisfied under any of such Contracts or has granted or has been granted any waiver or indulgence under any of such Contracts or has repudiated any provision thereof.

     2.10. Subsidiaries and Investments. Set forth on Schedule 2.10 hereto is a list of each subsidiary of the Company (each a "Subsidiary"). Except as set forth on Schedule 2.10 hereto, the Company does not presently have any subsidiaries nor does it presently own, directly or indirectly, any capital stock or other equity interests, directly or indirectly, in any corporation, association, limited liability company, trust, partnership, joint venture or other entity. Except as set forth on Schedule 2.10 hereto, all of the outstanding shares of capital stock or other equity interests of each class of each Subsidiary (a) are owned beneficially and of record by the Company free and clear of any Encumbrances, (b) constitute 100% of such Subsidiary's outstanding shares and (c) have been validly issued, are fully paid and non-assessable. Neither the Company nor any of its Subsidiaries has any material obligation or material liability in respect of any subsidiary it previously owned, but which is no longer a subsidiary.

     2.11. Properties. Except as set forth in Schedule 2.11 hereto, neither the Company nor any of its Subsidiaries owns any real property or any interests therein.

     (a) Except as set forth on Schedule 2.11 hereto, the leases of any real property (including all improvements thereon) held under lease, as lessee, by the Company or any Subsidiary (the "Properties") are in full force and effect, and neither the Company nor any Subsidiary is materially in default in respect of any of the terms or provisions of such leases or has received notice of the assertion of any claim adverse to its rights as lessee under such leases, or affecting or questioning its right to the continued possession or use of the real property and buildings held under such leases or of a default under such leases. There is no material breach, violation or default by the Company or any Subsidiary (or, to the Knowledge of the Company, any other party) under any such lease and no event (including, without limitation, the consummation of the transactions contemplated by this Agreement) which, with notice or lapse of time or both, would (A) constitute a material breach, violation or default by the Company or any Subsidiary (or, to the Knowledge of the Company, any other party) under any such lease or (B) give rise to any Encumbrance, or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against the Company or any Subsidiary under any such lease. The Properties are listed in Schedule 2.11 hereto and constitute all the real estate properties leased by the Company and its Subsidiaries.

     (b) Schedule 2.11 hereto lists all leases (excluding inter-company leases and leases entered into in the ordinary course of business with third party vendors for space at the Properties involving less than 10,000 square feet) pursuant to which the Company or any Subsidiary, as lessor, leases its Properties (the "Third Party Leases"). Neither the Company or any Subsidiary or, to the Knowledge of the Company, any tenant of any of the Properties is in material default under any of the Third Party Leases (and there exists no event which, with the lapse of time or giving of notice, or both, would constitute a material default under any of such Leases).

     (c) Except as disclosed on Schedule 2.11 hereto, (i) no Person has an option or right of first refusal to purchase all or part of any Properties or any interest therein, (ii) as of the date hereof, neither the Company nor any Subsidiary has any commitments to make, directly or indirectly, investments in, or extend loans in connection with, any real estate properties and (iii) neither the Company nor any Subsidiary nor any of their respective Affiliates are, nor immediately following the Closing shall they be, subject to any non-competition, geographical restriction or similar agreement.

     (d) Except as disclosed on Schedule 2.11 hereto, each of the Properties complies with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to the Properties, including, without limitation, the Americans with Disabilities Act), except for such of the foregoing as, individually and together with any related matters, would not have a Material Adverse Effect.

     (e) Except as disclosed on Schedule 2.11 hereto, there are no pending or, to the Knowledge of the Company, threatened condemnation proceedings, zoning changes or other proceedings or actions that will in any manner adversely affect the size of, use of, improvements on, construction on or access to the Properties.

     (f) Except as disclosed on Schedule 2.11 hereto, to the Company's Knowledge
(i) there are no structural defects relating to any of the Properties, (ii) the building systems for the Properties are in good working order and (iii) there is no physical damage to the Properties, in each case with such exceptions as would not have a material adverse impact on the operation of the affected Property or otherwise be fully and completely covered by insurance.

     (g) Schedule 2.11 sets forth (i) a comprehensive list of all management, franchise and similar Contracts wherein the Company or any Subsidiary has contracted with a third party, (ii) the Properties subject to such agreements,
(iii) the term of each of such agreements, and (iv) any commitments by the Company or any of its Subsidiaries thereunder to satisfy any shortfalls or otherwise guarantee any payments. Except as set forth on Schedule 2.11, the Company and each of its Subsidiaries has entered into valid, binding and enforceable subordination and non-disturbance Contracts with respect to each of the Properties with each lender that has extended financing with respect to any of the Properties.

     (h) Except as set forth on Schedule 2.11 hereto, neither the Company nor any Subsidiary has entered into any binding Contract, letter of intent or other instrument or listing arrangement to purchase, sell or invest in, or to lend or borrow money in connection with, real property, whether or not such real property is currently owned by the Company or any Subsidiary.

     2.12. Employee Benefit Plans.

     (a) Schedule 2.12 hereto contains a true and complete list of (i) each plan, program, material policy, payroll practice, contract, agreement or other arrangement, or commitment providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral, and whether or not legally binding, which is or pursuant to which the Company or any Subsidiary has or may have any liability, contingent or otherwise, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each, a "Benefit Plan"); and (ii) each management, employment, bonus, option, equity (or equity related), severance, consulting, or similar Contract (each, an "Employee Agreement"), pursuant to which the Company or any Subsidiary has any liability, contingent or otherwise, between the Company or any Subsidiary and any current, former or retired employee, officer, consultant, independent contractor, agent or director of the Company or any Subsidiary (an "Employee").

     (b) With respect to each Benefit Plan, the Company has delivered or made available to Purchaser current, accurate and complete copies of each Benefit Plan and Employee Agreement (including all other instruments relating thereto) and summary plan descriptions therefor and, to the extent applicable, copies of the most recent (i) Internal Revenue Service determination letter and any outstanding request for a determination letter, (ii) Form 5500 and attached Schedule B (including any related actuarial valuation report) with respect to the last three plan years for each plan, (iii) certified financial statements,
(iv) collective bargaining agreements or other such contracts and (v) Form S-8 (including any amendments thereto).

     (c) With respect to each Benefit Plan and Employee Agreement: (i) each Benefit Plan and Employee Agreement has been administered in all material respects in compliance with its terms and all applicable law, (ii) each such Plan which is an employee pension benefit plan (as such term is defined in ERISA
Section 3(2)) intended to qualify under Sections 401(a) and 501(a) of the Code has received a favorable determination letter as to its qualification under the Code and nothing has occurred, whether by action or failure to act, which may cause the loss of such qualification, (iii) there are no actions, suits, claims, investigations or governmental audits pending, or to the Knowledge of the Company, threatened, and the Company has no Knowledge of any facts which could give rise to any such actions, suits, claims, investigations or governmental audits, and (iv) none of the Company nor any employee or director of the Company or any fiduciary of any Plan has, with respect to any such Plan, engaged in a prohibited transaction, as such term is defined in Code Section 4975 or ERISA
Section 406, which would subject the Company or other plan sponsor to any taxes, penalties or other liabilities resulting from prohibited transactions under Code
Section 4975 or under ERISA Sections 409 or 502(i).

     (d) Neither the Company nor any of its Subsidiaries has, or has ever had, any obligation or liability (contingent or otherwise) with respect to an employee benefit plan subject to Title IV of ERISA.

     (e) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan or Employee Agreement (other than those health benefit continuation rights mandated by COBRA or other applicable law).

     (f) The consummation of the transaction contemplated by this Agreement, in and of itself or together with any subsequent event, will not (x) entitle any Employee to severance pay, (y) accelerate the time of payment or vesting, or trigger any material payment or funding of compensation of benefits, or materially increase the amount payable or trigger any other material obligation pursuant to any Benefit Plan or Employee Agreement or (z) result in payments under any Benefit Plan or Employee Agreement which may not be deductible under Section 162(m) or Section 280G of the Code.

     2.13. Labor Relations; Employees. Except as set forth on Schedule 2.13 hereto or as could not reasonably be expected to have a Material Adverse Effect,
(a) neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees, for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by the date hereof or amounts required to be reimbursed by them to the date hereof (except for items being contested in good faith), (b) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, (c) neither the Company nor any of its Subsidiaries is bound by or subject to (and none of its assets or properties is bound by or subject to) any Contract with any labor union, and no labor union has requested or, to the Knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company or the Subsidiaries, (d) there is no labor strike, dispute, slowdown or stoppage actually pending, or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries. Except as set forth on
Schedule 2.13, to the Knowledge of the Company, no salaried Employee at management level or above has any plans to terminate his or her employment with the Company or its Subsidiaries.

     2.14. Litigation; Orders. Except as set forth on Schedule 2.14, there is no civil, criminal or administrative action, suit, claim, notice, hearing, inquiry, audit, proceeding or investigation at law or in equity by or before any court, arbitrator or similar panel, Governmental Entity now pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary, except for such of the foregoing as, individually and together with any related matters, would not have a Material Adverse Effect. Except as set forth on
Schedule 2.14, neither the Company nor any Subsidiary is subject to any order, writ, injunction or decree of any court of any federal, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality, except for such of the foregoing as, individually and together with any related matters, would not have a Material Adverse Effect.

     2.15. Compliance with Laws; Permits.

     (a) Except as provided in Schedule 2.15 or as could not reasonably be expected to have a Material Adverse Effect, the Business, the Company and its Subsidiaries are in compliance, and have been conducted in compliance with, in all material respects, all applicable federal, state, local and foreign laws, rules, ordinances, codes, consents, authorizations, registrations, regulations, decrees, directives, judgments and orders.

     (b) The Company and each Subsidiary has all federal, state, local and foreign governmental licenses, permits, qualifications and authorizations ("Permits") necessary for the conduct of the Business as currently conducted, except for such of the foregoing as, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. All such Permits are in full force and effect, and no violations have been recorded in respect of any such Permits; no proceeding is pending or, to the best Knowledge of the Company, threatened to revoke or limit any such Permit; and no such Permit will be suspended, canceled or adversely modified as a result of the execution and delivery of this Agreement or the Ancillary Documents and the consummation of the transactions contemplated hereby or thereby, except for such of the foregoing as could not reasonably be expected to have a Material Adverse Effect and which are set forth on Schedule 2.15, together with the expiration dates thereof.

     2.16. Environmental Matters. Except as set forth on Schedule 2.16 hereto:

     (a) The Company and each Subsidiary has been and is in material compliance with all applicable Environmental Laws except as could not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any Subsidiary has received any written communication from any Person that alleges that any of them has not been or is not in compliance with applicable Environmental Laws.

     (b) To the knowledge of the Company, there is no Environmental Claim pending (i) against the Company or any of its Subsidiaries, (ii) against any Person whose liability for any Environmental Claim either the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law or (iii) against any real or personal property or operations which the Company or any of its Subsidiaries own, lease or manage, in whole or in part.

     (c) Except as would not have a Material Adverse Effect, there have been no Releases of any Hazardous Material that could reasonably form the basis of any Environmental Claim against the Company or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim any of them has retained or assumed either contractually or by operation of law.

     (d) Except as would not have a Material Adverse Effect, no remediation of Releases has occurred on any property owned, leased or managed by the Company or any of its Subsidiaries that could result in the assertion or creation of an Encumbrance on such property by any governmental body pursuant to an applicable Environmental Law, nor has any such assertion of an Encumbrance been made with respect thereto.

     (e) Except as would not have a Material Adverse Effect, to the Knowledge of the Company, there are no past, present or anticipated future events, conditions, circumstances, activities, practices, incidents, actions, or plans relating to the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Environmental Laws or which may give rise to any liability under the Environmental Laws, or otherwise form the basis of any Environmental Claim.

     (f) The Company has heretofore delivered to the Purchaser a list of all of the environmental reports prepared, to its Knowledge, in the last five years relating to any of the properties currently owned by the Company or any of its Subsidiaries and have delivered or made available to the Purchaser for review copies of said environmental reports.

     2.17. Taxes. Except as set forth on Schedule 2.17 hereto:

     (a) The Company and each Subsidiary has timely filed (or there has been filed on its behalf) all Tax Returns required to be filed by it under applicable law, and has (or had when filed) substantial authority within the meaning of the Internal Revenue Code Section 6662(d)(2)(B)(i) for all positions taken on all such Tax Returns. All Taxes shown to be due on such Tax Returns by the Company or any Subsidiary have been timely paid in full.

     (b) There are no Encumbrances in respect of Taxes upon any of the assets of the Company or any Subsidiary except Encumbrances in respect of Taxes not yet due or which are being contested by the Company in good faith.

     (c) The Company and each Subsidiary has complied with the provisions of the Code relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld, collected and paid over to the proper Governmental Entities all amounts required.

     (d) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received a written ruling of a taxing authority relating to Taxes or entered into a written and legally binding agreement with a Taxing authority relating to Taxes. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service or any other governmental Taxing authority with respect to Taxes of the Company or any of its Subsidiaries which could reasonably be expected to have, singly or in the aggregate, a Material Adverse Effect.

     (e) Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed, and that statute of limitations for the assessment of federal, state, local and foreign income Taxes has expired for all applicable returns of the Company and its Subsidiaries or those returns have been examined by the appropriate taxing authorities for all periods.

     (f) Neither the Company nor any Subsidiary is a party to any Contract providing for the allocation or sharing of Taxes or indemnification by the Company or any Subsidiary of any other person in respect of Taxes.

     (h) Neither the Company nor any Subsidiary is party to any Contract that would result, individually or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     2.18. Insurance. The Company and each of its Subsidiaries maintains primary, excess and umbrella insurance of types and amounts customary for the business against general liability, fire, workers' compensation, products liability, theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect and with respect to property insurance for assets for which it is customary to have replacement cost sufficient to provide for such coverage or to prevent the application of the coinsurance provision.

     2.19. Affiliated Transactions. Except as set forth on Schedule 2.19 hereto, there is no transaction to which the Company or any of its Subsidiaries is or is to be a party in which any Person (beneficially owning (as defined in Rule 13d-3 under the Exchange Act) (i) in excess of 5% of any of the Company's Class A Common Stock or any securities convertible into or exchangeable for such securities, or (ii) any Class B Common Stock or Class C Common Stock or any securities convertible into or exchange for such securities), director or executive officer of the Company or any of its Subsidiaries has a direct or indirect interest that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act that has not previously been disclosed in a Company SEC Report.

     2.20. Opinion of Financial Advisor. The Company has received the opinion of Merrill Lynch & Co., Inc., dated the date hereof, to the effect that the transactions contemplated hereby are fair, from a financial point of view, to the Company.

     2.21. Actions Regarding the Stockholder Rights Plan. The Company has taken all actions necessary pursuant to its Shareholder Rights Agreement (the "Rights Agreement") to ensure that this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the acquisition of Common Stock upon conversion of the Notes or Series B Preferred Stock in accordance with the terms thereof and the transfers of securities permitted by the Investors Agreement, will not result in a distribution of separate rights certificates or the occurrence of a Distribution Date, as defined in the Rights Agreement and has provided Purchaser with a true and complete copy of the Rights Agreement and any amendments thereto, including amendments entered into in relation to this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby, in the form attached hereto as Exhibit K.

     2.22. Consents. Other than the approval by the stockholders of the Company of the Stockholder Proposal and except as set forth on Schedule 2.22 and except for such of the following, the failure to obtain of which would not result in a Material Adverse Effect, no Permit, authorization, consent, waiver of contractual right or obligation, or approval of or by, or any notification of or filing with, any Person is required by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which it is a party, the consummation by the Company of the transactions contemplated hereby or thereby, or the issuance, sale or delivery of the Notes, the Series B Preferred Stock or the Conversion Shares (other than such notifications or filings required under applicable federal or state securities laws, if any, which shall be made on a timely basis). The Company and each of its Subsidiaries shall use commercially reasonable efforts to obtain all of the Permits, authorizations, consents and approvals listed on
Schedule 2.22 hereto and any of the foregoing necessary to enable the Business and operations of the Company and its Subsidiaries, after consummation of the transactions contemplated hereby, to continue to be conducted in the same manner as currently conducted, each of which shall have been obtained without the imposition of any adverse terms or conditions and without the imposition of any significant cost. The Company has provided to the Purchaser true, correct and complete copies of the consents to this Agreement and the transactions contemplated hereby set forth on Schedule 2.22, each of which is in full force and effect and has not been amended or supplemented.

     2.23. Brokers. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement or any of the Ancillary Documents, except for the firms identified on Schedule 2.23 hereto, complete and accurate copies of whose engagement letters have been provided to the Purchaser and which will not be amended without the consent of the Purchaser to (a) increase the fees and expenses payable thereunder or (b) extend the period for which services are to be performed beyond the Closing Date.

     2.24. Offering Exemption. Neither the Company nor any Person acting on its behalf has offered any of the Notes or any of the Series B Preferred Stock or any similar securities of the Company for sale to, solicited any offers to buy any of the Notes or any of the Series B Preferred Stock or any similar securities of the Company from or otherwise approached or negotiated with respect to the Company with any Person other than the Purchaser and other "accredited investors" (as defined in Rule 501(a) under the Securities Act). Neither the Company nor any Person acting on its behalf has taken or, except as contemplated by the Registration Rights Agreement will take any action (including, without limitation, any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Notes or any of the Series B Preferred Stock under the Securities Act) which could reasonably be expected to subject the offering, issuance or sale of the Securities to the registration requirements of Section 5 of the Securities Act or violate the provisions of any securities, "blue sky", or similar law of any applicable jurisdiction.

     2.25. Disclosure. To the Company's Knowledge, neither this Agreement nor any certificate, instrument or written statement furnished or made to the Purchaser by or on behalf of the Company in connection with this Agreement or the Ancillary Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. To the Company's Knowledge, there is no fact which the Company has not disclosed to the Purchaser or their counsel in writing and of which the Company is aware which materially affects or which could reasonably be expected to materially affect the Business or the business, financial condition, operations, property, affairs or prospects of the Company or any of its Subsidiaries or the ability of the Company to perform its obligations under the Agreement or any of the Ancillary Documents.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to the Company as follows:

     3.1. Organization and Good Standing; Power and Authority; Qualifications; Capitalization. The Purchaser is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. The Purchaser has the Power to enter into and carry out the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party. The Purchaser has been capitalized with cash or cash equivalents in the amount of at least $3 million. The direct and indirect holders of equity interests in the Purchaser and the percentage of their holdings and the voting power of such holders is set forth on Schedule 3.1 hereto, provided that such
Schedule 3.1 shall exclude Lehman Parent Entities other than LB Interstate GP LLC and LB Interstate LP LLC. Other than as disclosed to the Company in writing or pursuant to agreements of Lehman Parent Entities (other than LB Interstate GP LLC or LB Interstate LP LLC) or as permitted in the limited partnership agreements of entities comprising the Purchaser, the Purchaser is not a party to any options, subscription rights, calls, commitments of any character whatsoever relating to, the equity interests in the Purchaser or any other contract agreement or arrangement, whether oral or written (and any amendments, modifications or supplements thereto), that permit any third parties to purchase an equity interest in the Purchaser or to obtain voting control over such equity interests. The Purchaser has made available to the Company for its review true, correct and complete copies of the formation documents and operating agreements of the Purchaser and any amendments or supplements thereto.

     3.2. Authorization of the Documents. The execution, delivery and performance by the Purchaser of this Agreement, and each of the Ancillary Documents to which it is a party has been duly authorized by all requisite corporate action on the part of the Purchaser and do not or will not require the approval or consent of the partners of the Purchaser. Each of this Agreement and the Ancillary Documents constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability may be limited by the Bankruptcy Exception.

     3.3. No Conflict. The execution and delivery by the Purchaser of the Agreement and each of the Ancillary Documents to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby and its compliance with the provisions hereof and thereof will not (a) violate any provision of any federal, state, local or foreign law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to it, or any of its subsidiaries or any of their respective properties or assets or (b) violate its organizational documents.

     3.4. Consents. Except for any filings required pursuant to Section 13(d) of the Exchange Act, and otherwise except as set forth on Annex 3.4 hereto, no Permit, authorization, consent or approval of or by, or any notification of or filing with, any Person is required by the Purchaser in connection with the execution, delivery and performance by the Purchaser of the Agreement and the Ancillary Documents to which it is a party, or the consummation by the Purchaser of the transactions contemplated hereby or thereby.

     3.5. Purchase for Investment. The Purchaser is acquiring (or will acquire) the Notes and the Series B Preferred Stock and the Conversion Shares for its own account for investment purposes and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of applicable securities laws. The Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same other than as permitted by applicable securities laws.

     3.6. Accredited Investor. The Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, as presently in effect. The Purchaser has knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Purchaser's investment in the Company.

     3.7 Restrictions on Transfer. The Purchaser understands that the Notes and the Series B Preferred Stock and the Conversion Shares will be characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. In this connection, the Purchaser represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

     3.8. Current Ownership. Except as set forth on Annex 3.8 hereto, as of the date hereof, the Purchaser does not beneficially own and is not the member of any "group" (as such term is used in Section 13(d)(3) of the Exchange Act) that beneficially owns any capital stock of the Company.

     3.9. Financial Capacity. The Purchaser has cash on hand or commitments from its partners or other financially responsible third parties, or a combination thereof, in an aggregate amount sufficient to enable the Purchaser to timely perform its obligations hereunder, including to pay in full (i) the Purchase Price and (ii) all fees and expenses payable by the Purchaser in connection with this Agreement and the transactions contemplated thereby.

     SECTION 4.  REGISTRATION, EXCHANGE AND TRANSFER OF NOTES.

     4.1. The Note Register; Persons Deemed Owners. The Company shall maintain, at its office designated for notices in accordance with Section 14, a register for the Notes (the "Note Register"), in which the Company shall record the name and address of the Person in whose name each Note has been issued and the name and address of each transferee and prior owner of each Note. The Company may deem and treat the Person in whose name a Note is so registered as the holder and owner thereof (the "Holder") for all purposes and shall not be affected by any notice to the contrary, until due presentment of such Note for registration of transfer as provided in this Section 4.

     4.2. Issuance of New Notes Upon Exchange or Transfer. Upon surrender for exchange or registration of transfer of any Note at the office of the Company designated for notices in accordance with Section 14 of this Agreement, the Company shall execute and deliver, at its expense, one or more new Notes substantially in the form of Exhibit A as requested by the Holder of the surrendered Note, each dated the date to which interest has been paid on the Note so surrendered (or, if no interest has been paid, the date of such surrendered Note), but in the same aggregate unpaid principal amount as such surrendered Note, and registered in the name of such Person or Persons as shall be designated in writing by such holder. Every Note surrendered for registration of transfer shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the Holder of such Note or by his attorney duly authorized in writing, and shall be accompanied by a signature guarantee from a bank or brokerage firm. The Company may also condition the issuance of any new Note or Notes to a Person other than the Holder thereof on the payment of a sum sufficient to cover any stamp tax or other governmental charge imposed in respect of such transfer. Notes shall be transferred in denominations of $1,000 and integral multiples thereof; provided that if necessary to enable the registration of transfer by a Holder of its entire holding of Notes, one Note may be in a denomination of any amount.

     SECTION 5.  COVENANTS.

     5.1. Access to Records. For so long as at least 10% of the Notes and shares of Series B Preferred Stock issued on the date hereof remain outstanding (calculated on an as-converted basis), the Company shall afford the Purchaser and its employees, counsel and other authorized representatives reasonable access, during normal business hours, upon reasonable advance notice, with due regard to its ongoing operations, to the assets, properties, offices and other facilities, Contracts and books and records of the Business and of the Company and its Subsidiaries, and to the outside auditors of the Company and their work papers relating thereto, in each case, as the Purchaser may from time to time reasonably request, provided, however, that the Company shall not be required to provide access to, or disclose, information where such access or disclosure would contravene applicable laws, rules, regulations, orders or decrees or result in the waiver of the attorney-client privilege or the protection afforded attorney work product. Each of the Company and the Purchaser will hold and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in confidence in accordance with Section 3.5 of the Investor Agreement between the Company and the Purchaser, Annexed hereto as Exhibit C. The parties hereto agree that no investigation by the Purchaser or its representatives shall affect or limit the scope of the representations and warranties of the Company contained herein or in any Ancillary Document delivered pursuant hereto or limit liability for breach of any such representation or warranty.

     5.2. Notice of Breach. For so long after the Closing Date as any Note or any shares of the Series B Preferred Stock are issued and outstanding, as promptly as practicable, and in any event not later than five business days after the Company becomes aware thereof, the Company shall provide the Purchaser with written notice of any breach by the Company of any provision of this Agreement, including, without limitation, this Section 5, specifying the nature of such breach and any actions proposed to be taken by the Company to cure such breach.

     5.3. No General Solicitation, etc. None of the Company, the Purchaser, nor any of their respective Affiliates or any person acting on their behalf will (i) offer to sell or solicit any offer to buy any of the Notes or any shares of Series B Preferred Stock by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act that would require the registration of any Note or the Series B Preferred Stock under the Securities Act unless the Note or the Series B Preferred Stock, as applicable, is so registered or (ii) take any other action which could reasonably be expected to require the registration under any securities Laws of the issuance of the Notes, the shares of Series B Preferred Stock provided for herein or the sale of any such Notes or shares of Series B Preferred Stock or any of the Conversion Shares.

     5.4. Financial Reports. The Company agrees that, so long as any of the Notes, any of the shares of Series B Preferred Stock, or any of the Conversion Shares are issued and outstanding, until the end of the Investor Designee Period (as defined in the Investor Agreement):

     (a) Promptly after such documents are prepared, the Company shall furnish the Purchaser with a copy of such information and reports as are set forth on Exhibit J hereto, together with a copy of any letter or memorandum of the Company discussing such information or report.

     (b) The Company shall furnish the Purchaser with all information which it provides or has an obligation to provide to any other stockholder of the Company in such Person's capacity as a stockholder, pursuant to any agreement with such stockholder or otherwise.

     (c) The Company shall make available adequate current public information regarding itself so that the requirements of Rule 144(c)(1) of the Securities Act are satisfied for so long as any of the Notes, Series B Preferred Stock or Conversion Shares are not freely saleable under the federal securities laws.

     (d) Any other information that the Purchaser may reasonably request.

The Purchaser hereby acknowledges that it is aware, and that the officers, partners, directors, employees, representatives and agents of the Purchaser have been, or will be prior to receiving any information furnished to the Purchaser pursuant to this Section 5.4, advised by the Purchaser that applicable securities laws may prohibit any person who has material, non-public information from purchasing or selling securities of the Company or from communicating the information to any other person or entity.

     5.5. Liquidity. The Company shall maintain sufficient liquidity so that $25,000,000 of the Purchase Price shall be available to meet the Company's obligations to contribute capital to the Joint Venture pursuant to Section 4.2 of the Joint Venture Partnership Agreement.

     5.6. Conduct of Business Prior to Closing. During the period from the date of this Agreement to the Closing Date, the Company shall, and shall cause its Subsidiaries to, operate their respective businesses only in the ordinary and usual course consistent with past practices and the Company shall not, and shall cause each of its Subsidiaries not to, without the consent of the Purchaser:

     (a) take any action which, if taken following the execution and delivery of all of the Ancillary Documents at the Closing, would require the consent or approval of the Purchaser, any holders of Notes or any holders of shares of Series B Preferred Stock;

     (b) take any action which, if taken following the execution and delivery of all of the Ancillary Documents at the Closing, would violate any provision of the Company's Charter (including the Articles Supplementary), the Notes, the Investor Agreement, or this Agreement

     (c) waive or cancel any material right of the Business, the Company or any of its Subsidiaries or cancel any material debt or claim held by the Business, the Company or any of its Subsidiaries;

     (d) pay, discharge or satisfy any material claim, liability or obligation of the Business, the Company or any of its Subsidiaries other than in the ordinary course of business;

     (e) create, incur or suffer to exist any Encumbrance upon the assets of the Business, the Company or any Subsidiary other than Permitted Encumbrances;

     (f) increase, directly or indirectly, the compensation paid or payable to any officer, director, employee, consultant or agent of the Company or any Subsidiary, other than in the ordinary course of business, consistent with past practices;

     (g) enter into any employment agreement providing for annual compensation in excess of $150,000, or providing for any right or benefit in the event of severance or a change in control of the Company, or amend any of the employment agreements between the Company and Messrs. Hewitt, Killkeary and Richardson;

     (h) change the accounting methods, practices or policies of the Business, the Company or any Subsidiary except for any such change which is not material or which is required by reason of a concurrent change in GAAP;

     (i) amend, terminate or fail to prevent the expiration without renewal (other than following good faith efforts to effect such renewal) of any material Contract to which the Business, the Company or any Subsidiary is a party, including any of the Contracts set forth on Schedule 2.22;

     (j) make any material change in the manner of business or operations of the Business, the Company or any of its Subsidiaries (including, without limitation, any accelerations or deferral of the payment of accounts payable or other current liabilities or deferral of the collection of accounts or notes receivable);

     (k) make any capital expenditures or commitments therefor by the Business, the Company or any Subsidiary that aggregate in excess of $500,000;

     (l) enter into any other material transaction other than in the ordinary course of business; or

     (m) enter into any agreement or commitment (contingent or otherwise) to do any of the foregoing.

     5.7. No Solicitation of Competing Transactions.

     (a) Except as expressly permitted in writing by the Purchaser, the Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of the Company's or any Subsidiary's directors, officers, employees, representatives, agents and advisors (including any investment banker, financial advisor, attorney, accountant or other representative retained by any of them), directly or indirectly, to (i) solicit, initiate, encourage (including by way of furnishing nonpublic information), respond to (other than by bare statement, without any further detail or explanation, that they are not permitted to respond), or take any other action designed to facilitate, any inquiries or the making of any proposal by a third party (a "Third Party") with respect to any merger, consolidation, transfer of material assets, sale or exchange of securities or similar transaction (collectively, a "Competing Transaction"),
(ii) participate in any substantive discussions or negotiations regarding any Competing Transaction or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Competing Transaction. Upon execution of this Agreement, the Company and its Subsidiaries shall immediately cease any existing activities, discussions or negotiations with any parties heretofore conducted with respect to any of the foregoing.

     (b) Notwithstanding anything to the contrary in this Agreement, (i) the Company may, in response to an unsolicited written offer or proposal with respect to a potential or proposed Competing Transaction engage in negotiations or discussions with, or provide information or data to, any Third Party relating to any Competing Transaction if the Competing Transaction is a Superior Proposal. Any information furnished to any Third Party in connection with any Competing Transaction shall be provided pursuant to a confidentiality and standstill agreement on customary terms (including without limitation prohibitions on unsolicited tender offers, acquisitions of equity interests in the Company, proposals to acquire stock or assets, formation of Section 13(d) groups, public request for release from the standstill, actions that would require the Company to make a public announcement, engaging in proxy contests, etc.).

     (c) The Company shall promptly (but in any event by the next business day) advise the Purchaser in writing of any inquiries, discussions, negotiations, proposals or requests for information received on or after the date of this Agreement relating to any Competing Transaction, the material terms and conditions thereof and the identity of the person making such request or proposing such Competing Transaction. The Company shall promptly advise the Purchaser of any development on or after the date hereof relating to any inquiries, discussions, negotiations, proposals or requests for information relating to a Competing Transaction, whether the original inquiries, discussions, negotiations, proposals or requests for information occurred before, on or after the date of this Agreement.

     (d) In the event the Board of Directors of the Company has determined that a potential or proposed Competing Transaction constitutes a Superior Proposal that the Company intends to accept, the Company shall promptly deliver to the Purchaser notice thereof and of its intention to terminate this Agreement not fewer than five business days after delivery of such notice. After such five business day period, the Board of Directors of the Company may then (and only then) terminate this Agreement and enter into an agreement with respect the Superior Proposal.

     (e) "Superior Proposal" means any bona fide written offer made by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the shares of Common Stock, Class B Common Stock and Class C Common Stock then outstanding (i) at a price greater than $4.00 per share and (ii) that constitutes a transaction that, in the judgment of the Board of Directors of the Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

     (f) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934 or from making any disclosure to the Company's stockholders (including with respect to the delivery by the Company to the Purchaser of a Notice of Superior Proposal) if, in the judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclosure would be inconsistent with its obligations under applicable law.

     5.8. Stockholder Approval; Proxy Statement. (a) Subject to the terms and conditions contained herein, the Company shall submit the proposed issuance of Common Stock in the transactions contemplated hereby (the matter submitted, the "Stockholder Proposal") for approval to the holders of shares of Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class, at a meeting to be duly held for this purpose by the Company (the "Company Meeting"). The Company shall take all action in accordance with the federal securities Laws, the Maryland General Corporations Law, its Charter and Bylaws necessary to duly convene the Company Meeting, and shall use its reasonable best efforts to hold such meeting as soon as reasonably practicable after the date hereof.

     (b) The Company shall, as soon as practicable, prepare and file a preliminary Proxy Statement (such proxy statement, and any amendments or supplements thereto, the "Proxy Statement") with the SEC with respect to the Company Meeting and shall use its reasonable efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be cleared by the SEC as soon as practicable. The Proxy Statement shall include the Board Recommendation. The Company shall notify the Purchaser of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply the Purchaser with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement of the transactions contemplated hereby. The Company shall give the Purchaser and its counsel (who shall provide any comments thereon as soon as practicable, and the Company shall incorporate any such comments that are reasonable into the Proxy Statement) the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give the Purchaser and its counsel (who shall provide any comments thereon as soon as practicable, and the Company shall incorporate any such comments that are reasonable into the Proxy Statement) the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company and the Purchaser agrees to use its reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. As promptly as practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the stockholders of the Company. If at any time prior to the approval of the Stockholder Proposal by the Company's stockholders there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall prepare and mail to its stockholders such an amendment or supplement.

     (c) The Company represents and warrants that the Proxy Statement will comply as to form in all material respects with the Exchange Act and, at the respective times filed with the SEC and distributed to stockholders of the Company, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company makes no representation or warranty as to any information included in the Proxy Statement which was provided by the Purchaser. The Purchaser represents and warrants that none of the information supplied by the Purchaser for inclusion in the Proxy Statement will, at the respective times filed with the SEC and distributed to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     5.9 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Closing and the other transactions contemplated by this Agreement and the Ancillary Documents, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Ancillary Documents or the consummation of the Closing, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Closing and the other transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Ancillary Documents. This Section 5.9 shall be deemed not to have been breached by the Company as a result of any action taken by the Company with respect to a Superior Proposal that is expressly permitted under Section 5.7.

     SECTION 6.  ADDITIONAL AGREEMENTS.

     6.1 Indenture Relating to the Notes. Upon the written request of the Holders of at least 51% of the outstanding principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates) (the "Required Noteholders") in connection with a sale or offering of the Notes pursuant to the Registration Rights Agreement, the Company, at its expense, shall cause to be prepared, executed and delivered within 30 days after such request an indenture (including a new form of note, any necessary related documentation and, from time to time thereafter, any necessary supplements thereto) (the "Indenture") with respect to the Notes, which Indenture shall contain terms and provisions substantially the same as those set forth in Sections 5, 6 and 7 hereof, and the substantive provisions of the Note, including but not limited to, redemption, conversion, subordination, and interest payment, in form and substance no less favorable to the Holders of the Notes than as set forth in this Agreement and the Note, and such other terms and provisions as are required under the Trust Indenture Act of 1939 and such other items and provisions as are customary in indentures relating to publicly traded senior secured debt securities having such terms. In such event, the Company shall also appoint as trustee under the Indenture a national banking association reasonably acceptable to the Required Noteholders having its principal offices in New York, New York, and having capital, surplus, and undivided profits of at least $50,000,000. In connection with the execution of the Indenture, the Holders shall exchange all outstanding Notes for new notes in the form contemplated by the Indenture, and upon such exchange such new notes shall be deemed to be "Notes" for purposes hereof.

     6.2. Lost, Stolen, Damaged and Destroyed Securities. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing shares of Common Stock, Series B Preferred Stock or a Note and in the case of loss, theft or destruction, upon delivery of an indemnity satisfactory to the Company (which, in the case of the Purchaser, may be an undertaking by the Purchaser to so indemnify the Company and which, in the case of any Person other than the Purchaser, shall be delivery of an indemnity bond), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new share certificate of like tenor for a number of shares of Common Stock or Series B Preferred Stock, as applicable, equal to the number of shares of such stock represented by the certificate lost, stolen, destroyed or mutilated, or a new Note of like tenor in an amount equal to the amount of such Note lost, stolen, destroyed or mutilated.

     6.3. Transactions with Affiliates. The Company agrees that, so long as any of the Notes or any shares of Series B Preferred Stock are issued and outstanding, without the consent of the Required Holders the Company will not, and will not permit any of its Subsidiaries to, engage in any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of any Properties, Personal Property or Intellectual Property of any kind or the rendering of any service) involving an expected payment by or to the Company or any Subsidiary in excess of $60,000 with any Affiliate, except (i) compensation and employee benefit matters by the Compensation Committee of the Board or (ii) any transaction approved by the Board or any committee of the Board.

     6.4. Availability of Conversion Shares. The Company shall at all times that any of the Notes or any shares of Series B Preferred Stock are issued and outstanding reserve and keep available out of its authorized but unissued Common Stock, for the purpose of effecting the conversion of Notes and the Series B Preferred Stock, the full number of shares of Common Stock then issuable upon the conversion of the Notes and the Series B Preferred Stock. The Company will from time to time in accordance with the Maryland General Corporation Law increase the authorized amount of Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall be insufficient to permit full conversion of Notes and the Series B Preferred Stock.

     6.5. Corporate Headquarters. For a period of not less than one year after the Closing Date, the Company shall not relocate its corporate headquarters outside of Pittsburgh, Pennsylvania.

     6.6. HSR. If at any time after the date hereof, the Purchaser or any Related Transferee reasonably determines that the filing of a notification under the HSR Act is required in connection with the conversion or possible conversion of all or any portion of the Notes and/or Series B Preferred Stock, then the Company shall as soon as reasonably practicable reimburse such person for the costs of filing such notification. The Company agrees to make any filing required under the HSR Act reasonably promptly after the filing of such person's notification. Each of the Company and the Purchaser agree to provide the other with such information as is reasonably required to make such filings.

     SECTION 7.  RESTRICTIVE LEGEND.

     (a) It is understood that each of the Notes and each certificate representing any (i) shares of Series B Preferred Stock, (ii) Conversion Shares or (iii) any other securities issued in respect of the Notes, the Series B Preferred Stock or the Conversion Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event shall bear the following legend:

          THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A REGISTRATION STATEMENT THEREUNDER AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS OR AN EXEMPTION THEREFROM.

          THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE PROVISIONS OF AN INVESTOR AGREEMENT BETWEEN INTERSTATE HOTELS CORPORATION AND CERTAIN INVESTORS NAMED THEREIN AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE THEREWITH. A COPY OF SAID AGREEMENT IS ON FILE AT THE OFFICE OF THE CORPORATE SECRETARY OF THE COMPANY.

     The Company will promptly, upon request, remove the foregoing legend, provided the securities represented by the certificate may, in the Company's discretion upon the advice of legal counsel, be sold without registration under the Securities Act, or pursuant to an exemption therefrom.

     (b) The Purchaser acknowledges that the Notes, the Series B Preferred Stock and the Conversion Shares are transferable only pursuant to (i) offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A under the Securities Act (or any similar rule or rules then in force) if such rule is available and (iii) pursuant to any other exemption from the registration requirements of the Securities Act. Except as described in this Section 7(b), the Purchaser agrees not to transfer any of the Notes or any shares of Series B Preferred Stock to any other Person without the prior written consent of the Company.

     SECTION 8. TAXES. The Company agrees that it will pay, and will hold the Purchaser harmless from any and all liability with respect to any stamp or similar Taxes which may be determined to be payable in connection with the execution and delivery and performance of this Agreement, and that it will similarly pay and hold the Purchaser harmless from all Taxes in respect of the issuance of the Notes, the Series B Preferred Stock, any Exchange Notes issued pursuant to the terms of the Series B Preferred Stock, and the Conversion Shares (including any shares issuable upon conversion of any Exchange Note) to the Purchaser.

     SECTION 9.  EXPENSES, TERMINATION.

     9.1. Costs and Expenses. Except as set forth in this Section 9, each of the Company and the Purchaser shall pay all the costs and expenses incurred by it or on its behalf in connection with this Agreement and the consummation of the transactions contemplated hereby.

     9.2. Termination or Abandonment. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing (notwithstanding any approval of the Stockholder Proposal by the stockholders of the Company):

     (a) by mutual written consent of the Purchaser and the Company;

     (b) by the Company, if the Closing shall not have occurred before November 1, 2000; provided, however, that the right to terminate this Agreement under this Section 9.2(b) shall not be available if the Company's breach of any representation or warranty or the Company's failure to perform any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the transactions contemplated hereby to occur on or before such date;

     (c) by the Purchaser, if the Closing shall not have occurred on or before October 16, 2000 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.2(c) shall not be available if the Purchaser's breach of any representation or warranty or the Purchaser's failure to perform any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the transactions contemplated hereby to occur on or before such date, provided, however:

          (i) the Company may, in its sole discretion, elect to extend the Termination Date to November 15, 2000 by both (x) delivering written notice to the Purchaser prior to October 13, 2000 of its intent to do so and (y) paying to the Purchaser, on or before October 13, 2000, $250,000 by wire transfer of immediately available funds to an account designated by the Purchaser (which account will be designated by the Purchaser within one business day of the Company's request for such designation), and

          (ii) following such extension pursuant to Section 9.2(c)(i), the Company may, in its sole discretion, elect to further extend the Termination Date by up to 15 days (to any specified date on or prior to November 30, 2000) by both (x) delivering written notice to the Purchaser prior to November 13, 2000 of its intent to do so and (y) paying to the Purchaser, on or before November 14, 2000, an amount equal to $16,667 for each day the Termination Date is so extended, such payment to be made by wire transfer of immediately available funds to an account designated by the Purchaser (which account will be designated by the Purchaser within one business day of the Company's request for such designation).

The Company acknowledges that time is of the essence for compliance with any requirement of this Section 9.2(c).

     (d) by the Purchaser, if (i) the Board of Directors of the Company shall or shall resolve to (A) either not recommend that the Company's stockholders vote in favor of the Stockholder Proposal or withdraw the Board Recommendation, (B) modify the Board Recommendation in a manner adverse to the Purchaser, or (C) approve, recommend or fail to take a position that is adverse to any proposed Competing Transaction involving the Company or any of its Subsidiaries within five days after a request from the Purchaser that it do so, or (ii) the Board of Directors of the Company shall have refused to affirm the Board Recommendation as promptly as practicable (but in any case within five days) after receipt of any reasonable written request for such affirmation from the Purchaser or (iii) the Company shall have failed to call the Company Meeting, failed to mail the Proxy Statement to its stockholders, failed to include the Board Recommendation in the Proxy Statement or failed to hold the Company Meeting, in each case prior to the Termination Date (including any extensions thereof by exercise of the Company's options granted in Sections 9.2(c)(i) and (ii)), unless in each case, the failure to take such action is caused by a temporary restraining order, preliminary or permanent injunction or other order or decree or regulatory or legal action or the enactment of any statutes, rules or regulations which prevent the consummation of the transactions contemplated hereby;

     (e) by either the Purchaser or the Company, if at the Company Meeting (including any adjournment or postponement thereof) the requisite vote of the stockholders of the Company to approve the Stockholder Proposal shall not have been obtained;

     (f) by either the Purchaser or the Company, if there shall be any Law that prohibits or makes illegal the consummation of the transactions contemplated hereby, or if any Law enjoining the Purchaser or the Company from consummating the transactions contemplated hereby shall have been entered and become final and nonappealable;

     (g) by either the Purchaser or the Company, if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 1.4(a) (in the case of a breach by either the Company or the Purchaser) or
Section 1.4(b) (in the case of a breach by the Company) or Section 1.4(c) (in the case of a breach by the Purchaser), and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 20 days after written notice thereof shall have been received by the party alleged to be in breach; and

     (h) by the Company pursuant to, but only in compliance with Section 5.7.

Notwithstanding anything herein to the contrary, no termination by the Company pursuant to this Section 9.2 under circumstances requiring payment of a Termination Fee and/or Purchaser's Expenses (as defined below) shall be effective unless, concurrently with such termination, such amount is paid in full by the Company in accordance with Section 9.3.

     9.3. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.2, this Agreement, except for the provisions of the second sentence of Section 5.1, this Section 9.3 and Sections 9.4, and 19, shall become void and have no effect, without any liability on the part of any party or any of its affiliates. Notwithstanding the foregoing, nothing in this
Section 9.3 shall relieve any party to this Agreement of liability for any willful breach of any provision of this Agreement.

     9.4. Payments Upon Termination. (a) Upon a termination of this Agreement pursuant to Section 9.2, the Company shall pay to the Purchaser (or to any Subsidiary of the Purchaser designated in writing by the Purchaser to the Company) from the Escrow Account the amount of the Termination Fee and Purchaser's Expenses, set forth below:

          (i) in the event of a termination of this Agreement by the Purchaser and the Company pursuant to Section 9.2(a) no Termination Fee or Expenses shall be payable, unless otherwise agreed in writing;

          (ii) in the event of a termination of this Agreement by the Purchaser pursuant to Section 9.2(d), 9.2(g) or 9.2(h), or pursuant to Section 9.2(e) if both (A) any Competing Transaction is publicly proposed or announced on or after the date hereof and prior to the Company Meeting being held and
     (B) within 12 months of a termination pursuant to Section 9.2(e) the Company enters into a definitive agreement with respect to, or consummates, a Competing Transaction, the Termination Fee shall be the amount of $2,250,000 plus the amount of the Purchaser's Expenses (as defined below); and

          (iii) in the event of a termination of this Agreement pursuant to any other provision of Section 9.2 (other than a termination by the Company pursuant to Section 9.2(g)), no Termination Fee shall be payable, but the Company shall pay to the Purchaser the Purchaser's Expenses.

     (b) The parties agree that the "Purchaser's Expenses" shall be the amount of the Purchaser's reasonable, documented costs and expenses incurred in connection with this transaction (including, without limitation, the fees and expenses of counsel retained by the Purchaser in connection with the negotiation and preparation of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby); provided, however, that the Purchaser's Expenses shall not exceed the sum of $2,250,000.

     (c) Payment of the Termination Fee and the Purchaser's Expenses shall, to the extent of the funds in the Escrow Account, be made by the Escrow Agent in accordance with the terms of the Escrow Agreement. In no event shall more than one Termination Fee or more than one amount in payment of the Purchaser's Expenses be payable under this Agreement.

     (d) The Company acknowledges that the agreements contained in paragraph (a) of this Section 9.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Purchaser would not enter into this Agreement; accordingly, if the Company fails to pay promptly any Termination Fee or Purchaser's Expenses payable by it pursuant to this Section 9.4, then the Company shall pay to the Purchaser its costs and expenses (including attorneys' fees) in connection with any litigation brought by the Purchaser to obtain payment of such Termination Fee or Purchaser's Expenses, together with interest on such amounts at the prime or base rate of The Chase Manhattan Bank from the date such payment was due under this Agreement until the date of payment.

     (e) The payment of a Termination Fee and/or Purchaser's Expenses hereunder will constitute the sole and exclusive remedy of the Purchaser prior to the Closing or the termination of this Agreement in accordance with its terms regardless of any breach or alleged breach of this Agreement by the Company. In no event will a Termination Fee or Purchaser's Expenses be payable pursuant to this Section 9.4 if, prior to the termination of this Agreement, the Purchaser shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in a failure to satisfy one or more of the conditions set forth in Section 1.4(a) or 1.4(c) and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 20 days after written notice thereof shall have been received by the Purchaser.

     (f) In the event that the Closing occurs, the Purchaser agrees to instruct the Escrow Agent in writing to release to the Company as soon as practicable all funds held by the Escrow Agent pursuant to the Escrow Agreement.

     SECTION 10.  INDEMNIFICATION.

     10.1. Survival of Representations, Warranties, Agreements and Covenants, etc. All representations and warranties in this Agreement and in the Ancillary Documents shall survive the execution and delivery of this Agreement and the Closing for a period of 18 months and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of any Purchaser; provided, however, that the representations and warranties set forth in Sections 2.1 through 2.4, 2.19, 3.1 and 3.2 and 3.6 shall survive indefinitely. All agreements and covenants contained herein shall survive the Closing until, by their respective terms, they are no longer operative. The Closing shall not be deemed in any way to constitute a waiver by any party of any powers, rights or remedies that it may have with respect to any obligations of the other parties hereunder, including, without limitation with respect to any misrepresentation or breach of warranty Known to such party at the time of Closing. No claim shall be made with respect to any representation, warranty, covenant or agreement after it ceases to survive except that in the event that any Purchaser Entity receives notice or identifies a matter which provides a reasonable basis for indemnification hereunder and provides notice to the Company within the applicable period provided for in this Section 10.1 of the receipt of such notice or of the matter so identified and such claim shall not have been finally resolved before the expiration of the applicable period referred to in this Section 10.1 any representation, warranty, covenant or agreement that is the basis for such claim shall continue to survive with respect to such claim and shall remain a basis for indemnity as to such claim until such claim is finally resolved.

     10.2. Indemnification by the Company.

     (a) From and after the Closing, the Company shall indemnify, defend and hold the Purchaser, its Affiliates, their respective officers, directors, partners, employees, attorneys, agents, representatives, successors and assigns (each a "Purchaser Entity") harmless from and against all claims, losses (including, without limitation, losses of earnings), liabilities, obligations, payments, damages (actual, punitive or consequential), charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and fees, expenses and disbursements of counsel, consultants and other experts) ("Losses") incurred or suffered by a Purchaser Entity (whether incurred or suffered directly or indirectly through ownership of capital stock of the Company) based upon, arising out of, or in connection with (i) the breach of any of the representations, warranties or covenants of the Company in this Agreement or in any Ancillary Document or (ii) claims by third parties relating to the Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, the use of the proceeds thereof or any related transaction or claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether the Purchaser Entity is a party thereto. Any indemnification payment (the "Indemnification Payment") by the Company to a Purchaser in connection with a (x) breach of the representations, warranties and covenants of the Company or (y) claims by third parties shall include an additional amount such that the Purchaser suffers no loss as a result of any diminution in the as-converted value of the Purchaser's equity related to its investment in the Company as a result of such Indemnification Payment.

     (b) If the Purchaser in its sole discretion determines that any Indemnification Payment need not be paid in cash, then such Indemnification Payment shall, at the option of the Purchaser, be effected by decreasing the Conversion Price (as defined in the Articles Supplementary) of Purchaser's shares of the Series B Preferred Stock by an amount equal to the Indemnification Payment divided by the number of Conversion Shares into which such shares of Series B Preferred Stock are then convertible; provided, however, that Purchaser shall not have the right to decrease the Conversion Price below $3.00 and any Indemnification Payment shall be paid in cash to the extent it would result in a decrease of the Conversion Price below $3.00.

     10.3. Indemnification by the Purchaser. From and after the Closing, the Purchaser and any Related Transferee shall jointly and severally indemnify, defend and hold the Company, its Affiliates, their respective officers, directors, employees, attorneys, agents, representatives, successors and assigns (each a "Company Entity") harmless against all Losses incurred or suffered by a Company Entity (whether incurred or suffered directly or indirectly through the Purchaser's investment in the Company) arising from the breach of any of its representations, warranties or covenants in this Agreement or in any Ancillary Documents.

     10.4. Limitations. Notwithstanding anything to the contrary in this Agreement, no Indemnification Payment by the Company pursuant to this Section 10 with respect to any Losses otherwise payable hereunder pursuant to clause (i) of
Section 10.2 as a result of a breach of the Company's representations, warranties and covenants (other than any Losses resulting from breaches of the representation and warranty in Sections 2.1 through 2.4 and 2.19) and no Indemnification Payment by the Purchaser pursuant to Section 10.3, in each case, shall be payable until the time as such Losses shall aggregate to more than $100,000 at which point the Indemnifying Party (as hereinafter defined) shall be obligated to indemnify the Indemnified Party (as hereinafter defined) from and against all Losses. In no event shall the Company's obligations in respect of indemnification exceed the Purchase Price. Except as provided in Section 9, this
Section 10 constitutes the exclusive remedy for the breach of covenants, agreements, representations or warranties set forth in this Agreement; provided, however, that the provisions of this Section 10 will not prevent the parties hereto from seeking specific performance or injunctive relief in connection with the breach of a covenant or an agreement of any party hereto; provided, further, that any breach of covenants, agreements, representations or warranties set forth in this Agreement by either party hereto shall not excuse performance under the Ancillary Documents or the Joint Venture Partnership Agreement.

     10.5. Procedure.

     (a) A party or parties responsible for indemnifying another party against any matter pursuant to this Agreement is referred to herein as the "Indemnifying Party," and a party or parties entitled to indemnity is referred to as the "Indemnified Party."

     (b) An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to each Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement within 60 business days of the receipt of any written claim from any such third party, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to each Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not result in a waiver of any rights of the Indemnified Party except to the extent Indemnifying Party was deprived of its rights to recover any payment under its applicable insurance coverage or was otherwise materially prejudiced as a result of such failure by the Indemnified Party.

     (c) As to any claim, action, suit or proceeding by a third party, the Indemnifying Party shall be entitled to assume the defense, compromise or settlement of any such matter through the Indemnifying Party's own attorney (who shall be reasonably satisfactory to the Indemnified Party); provided, however, that if the Indemnifying Party reasonably determines that an adequate and proper defense is not being provided by the Indemnified Party or if the Indemnified Party elects not to assume such defense, then the Indemnifying Party shall assume such defense.

The Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to such matter; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof, it being understood that the Indemnified Party shall control any such defense unless the Indemnifying Party has assumed such defense in accordance with the terms hereof.

     (d) Neither an Indemnified Party nor an Indemnifying Party shall make any settlement of any claims without the written consent of the other party, which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, it shall not be deemed unreasonable to withhold consent to a settlement involving injunctive or other equitable relief against the other party or its assets, employees or business.

     (e) With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earliest to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five days prior to the date that the judgment creditor has the right to execute the judgment or if earlier the date that the Indemnified Party must post any bond with respect to any judgment or other judicial ruling, (ii) the date payment is due in respect of the entry of an unappealable judgment or final appellate decision against the Indemnified Party, (iii) the date payment is due in respect of a settlement of the claim or (iv) with respect to indemnities for Tax liabilities, upon the issuance of any resolution by a taxation authority. Notwithstanding the foregoing, expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such expenses are a liability of the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

     SECTION 11. FURTHER ASSURANCES. At any time or from time to time after the Closing, the Company, on the one hand, and the Purchaser, on the other hand, agree to cooperate with each other, and at the request of the other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby.

     SECTION 12. SUCCESSORS AND ASSIGNS. This Agreement shall bind and inure to the benefit of the Company and the Purchaser and the respective successors, permitted assigns, heirs and personal representatives of the Company and the Purchaser except that the Company may not assign its rights and obligations under this Agreement to any person without the prior written consent of the Purchaser. The parties hereby agree that, upon a transfer of any interest in this Agreement to a permitted assign, such transferring party will, at or prior to such transfer, ensure that such permitted assign becomes a party to the Investor Agreement. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the Purchaser's benefit as a purchaser or holder of the Notes and the Series B Preferred Stock are also for the benefit of, and enforceable by, any subsequent holder of any of such Notes or any of the Series B Preferred Stock and/or the Conversion Shares.

     SECTION 13. ENTIRE AGREEMENT. This Agreement, the side letter between the Company and the Purchaser attached hereto as Schedule 13 and the irrevocable undertaking to capitalize the Purchaser attached hereto as Schedule 13, and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto, including the confidentiality agreements between the parties dated November 8, 1999 and December 17, 1999.

     SECTION 14. NOTICES. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, nationally recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

          (i)  if to the Company, to:

               Interstate Hotels Corporation
              680 Andersen Drive, Foster Plaza Ten

               Pittsburgh, Pennsylvania 15220
               Facsimile: (412) 920-5733
              Attention: General Counsel

            with a copy to:

               Jones, Day, Reavis & Pogue
              North Point,
              901 Lakeside Avenue
              Cleveland, Ohio 44114-1190
              Facsimile: (216) 759-0212
              Attention: Zachary Paris, Esq.

          (ii) if to the Purchaser, to

               CGLH Partners I LP and CGLH Partners II LP
              c/o Lehman Brothers Holdings Inc.
              200 Vesey Street
              12th Floor
              New York, New York 10285
              Facsimile: (212) 526-7006
              Attention: Joseph Flannery

            with a copy to:

               Continental Gencom Holdings
              3250 Mary Street
              Suite 500
              Miami, Florida 33133
              Facsimile: (305) 445-4255
              Attention: Mr. K. Alibhai and Mr. S. Weiser

            with a copy to:

               Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
              150 West Flagler Street, Suite 2200
              Miami, Florida 33130
              Facsimile: (305) 789-3395
              Attention: Richard E. Schatz, Esq.

            with a copy to:

               Fried, Frank, Harris, Shriver & Jacobson
              1 New York Plaza
              New York, New York 10004
              Facsimile: (212) 859-8582
              Attention: Jonathan Mechanic, Esq.

     All such notices, requests, consents and other communications shall be deemed to have been given: at the time delivered if delivered in person, when receipt is confirmed if sent by facsimile, on the next business day if timely delivered to a nationally recognized overnight courier and five days after being deposited in the mail, postage prepaid.

     SECTION 15. AMENDMENTS. The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, pursuant to the written consent of the Company and the Required Holders. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

     SECTION 16. COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     SECTION 17. HEADINGS. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

     SECTION 18. NOUNS AND PRONOUNS. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

     SECTION 19. GOVERNING LAW. This Agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of Maryland without reference to the conflict of law principles thereof.

     SECTION 20. ENFORCEMENT JURISDICTION. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Maryland or in Maryland state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Maryland or any Maryland state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Maryland or a Maryland state court.

     SECTION 21. WAIVER OF JURY TRIAL. Each of the parties hereto hereby waives any right it may have to a trial by jury in respect of any action, proceeding or litigation directly or indirectly arising out of, under or in connection with, this Agreement or any of the other Ancillary Documents.

     SECTION 22. LITIGATION; PREVAILING PARTY. In the event of any litigation with regard to this Agreement, the prevailing party shall be entitled to receive from the non-prevailing party (as determined by the court) and the non-prevailing party shall pay upon demand all reasonable fees and expenses of counsel for the prevailing party.

     SECTION 23. PUBLICITY. Each of the parties hereto agrees that the initial public statement regarding the transactions contemplated hereby will be in the form previously agreed by the parties. Notwithstanding the foregoing, each of the parties hereto may, in documents required to be filed by it with the Commission or other regulatory bodies, make such statements with respect to the transactions contemplated hereby as each may be advised is legally necessary upon advice of its counsel; provided, however, that the party making such determination shall immediately notify the other party that it intends to make a public announcement and the parties hereto shall, in good faith, attempt to agree on any public announcements or publicity statements with respect thereto.

     SECTION 24. SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have duly executed this Securities Purchase Agreement as of the date first above written.

    THE COMPANY:
     INTERSTATE HOTELS CORPORATION

     By: /s/ THOMAS F. HEWITT
        ------------------------------------------------------------
     Name: Thomas F. Hewitt
     Title: Chief Executive Officer

    PURCHASER:
     CGLH PARTNERS I LP

     By: MK/CG-GP LLC
        General Partner

        By: CG Interstate Associates, LLC
          a Managing Member

          By: Continental Gencom Holdings, LLC
              its Sole Member

              By: /s/ SHERWOOD WEISER
           ---------------------------------------------------------------------
                 Name: Sherwood Weiser
                 Title: Authorized Signatory

    By: LB INTERSTATE GP LLC
        General Partner

        By: PAMI LLC
          its Sole Member

          By: /s/ JOSEPH J. FLANNERY
              ------------------------------------------------------------------
              Name: Joseph J. Flannery
              Title: Authorized Signatory

    CGLH PARTNERS II LP

     By: MK/CG-GP LLC
        General Partner

        By: CG Interstate Associates, LLC
          a Managing Member

          By: Continental Gencom Holdings, LLC
              its Sole Member

              By: /s/ SHERWOOD WEISER
           ---------------------------------------------------------------------
                 Name: Sherwood Weiser
                 Title: Authorized Signatory

    By: LB INTERSTATE GP LLC
        General Partner

        By: PAMI LLC
          its Sole Member

          By: /s/ JOSEPH J. FLANNERY
              ------------------------------------------------------------------
              Name: Joseph J. Flannery
              Title: Authorized Signatory

                                                                       Exhibit 3





                        AGREEMENT OF LIMITED PARTNERSHIP


                                       OF


                             CGLH-IHC FUND I, L.P.

                                TABLE OF CONTENTS

1.1      Formation................................................................................................1
1.2      Name.....................................................................................................1
1.3      Term.....................................................................................................2
1.4      Registered Office and Principal Office of Partnership; Addresses of Partners.............................2
1.5      Ownership................................................................................................2
1.6      Title to Partnership Property............................................................................2
1.7      Limits of Partnership....................................................................................3
2.1      Definitions..............................................................................................3
3.1      Purposes and Scope......................................................................................12
4.1      Capital Contributions; Initial Capital Contributions....................................................13
4.2      Tier 1 Capital Contributions............................................................................13
4.3      Additional Capital Contributions........................................................................15
4.4      Capital Accounts........................................................................................17
4.5      Negative Capital Accounts...............................................................................20
4.6      Interest................................................................................................20
4.7      No Withdrawal...........................................................................................20
4.8      Loans from Partners.....................................................................................20
5.1      Allocations of Profits and Losses.......................................................................20
5.2      Special Allocations of Profits and Losses...............................................................21
5.3      Curative Allocations....................................................................................22
5.4      Tax Allocations:  Code Section 704(c)...................................................................22
5.5      Other Allocation Rules..................................................................................23
5.6      Depreciation Recapture..................................................................................23
6.1      Distributions...........................................................................................23
6.2      Payments Not Deemed Distributions.......................................................................25
6.3      Withheld Amounts........................................................................................25
7.1      Designation and Authority of Managing General Partner and General Partner...............................26
7.2      Major Decisions.........................................................................................27
7.3      Certificate of Limited Partnership......................................................................28
7.4      Compensation and Reimbursement of Managing General Partner and General Partner..........................28
7.5      Partnership Funds.......................................................................................28
7.6      Return of Capital.......................................................................................28
7.7      Duties..................................................................................................29
7.8      Transactions with Affiliates............................................................................29
7.9      Outside Activities......................................................................................29
7.10     Resolution of Conflicts of Interest.....................................................................29
7.11     Indemnification.........................................................................................29
7.12     Liability of Managing General Partner and the General Partner...........................................30
7.13     Reliance by Managing General Partner and the General Partner............................................30
7.14     Insurance...............................................................................................31
7.15     Acquisition of Real Property; Investment Banking; Financing.............................................31
7.16     Management of the Real Property.........................................................................32
8.1      Limitation of Liability.................................................................................33
8.2      Management of Business..................................................................................33
8.3      Outside Activities......................................................................................33
8.4      Return of Capital.......................................................................................34

9.1      Records and Accounting..................................................................................34
9.2      Fiscal Year.............................................................................................34
9.3      Reports.................................................................................................34
10.1     Preparation of Tax Returns..............................................................................35
10.2     Tax Elections...........................................................................................35
10.3     Tax Controversies.......................................................................................35
10.4     Organizational Expenses.................................................................................36
10.5     Taxation as a Partnership...............................................................................36
11.1     Transfer Restrictions...................................................................................36
11.2     Transfers by Managing General Partner...................................................................36
11.3     Transfers by General Partner............................................................................37
11.4     Transfer of Interests of Limited Partner................................................................37
11.5     Additional Limitations on Transfers of Limited Partnership Interests....................................37
11.6     Distributions and Allocations in Respect of Transferred Partnership Interests...........................37
11.7     Admission of Substitute or Successor Partners...........................................................38
11.8     Buy-Sell Provision......................................................................................39
11.9     Right to Require Sale...................................................................................40
11.10    Tag-Along Right.........................................................................................40
11.11    Reduction of Undistributed Class B Capital..............................................................42
11.12    Optional Redemption.....................................................................................42
12.1     Events of Withdrawal....................................................................................44
12.2     Removal.................................................................................................45
13.1     Dissolution.............................................................................................46
13.2     Continuation of the Partnership.........................................................................46
13.3     Liquidation.............................................................................................47
13.4     Distribution in Kind....................................................................................48
13.5     Cancellation of Certificate of Limited Partnership......................................................48
13.6     Return of Capital.......................................................................................48
13.7     Certain Terminations....................................................................................48
14.1     Amendment Procedures....................................................................................49
14.2     Action without a Meeting................................................................................49
15.1     Addresses and Notices...................................................................................49
15.2     Titles and Captions.....................................................................................50
15.3     Pronouns and Plurals....................................................................................50
15.4     Further Action..........................................................................................50
15.5     Binding Effect..........................................................................................50
15.6     Integration.............................................................................................50
15.7     Creditors...............................................................................................50
15.8     Waiver..................................................................................................50
15.9     Counterparts............................................................................................50
15.10    Applicable Law..........................................................................................50
15.11    Invalidity of Provisions................................................................................51
15.12    Confidentiality.........................................................................................51
15.13    Representations and Warranties of IHC...................................................................52
15.14    Representations and Warranties of CGLH..................................................................52
15.15    Conditions to Effectiveness of this Agreement...........................................................53
15.16    Third Party Beneficiaries...............................................................................53

                                    EXHIBITS

Exhibit A - Partners and Percentage Interests
Exhibit B - Description of Property to be Contributed by the Partners Exhibit C - Market Rate Fees
Exhibit D - Form of Property Management Agreement
Exhibit E - Form of Asset Management Agreement
Exhibit F - Joint Venture Required (Consolidated) Reporting and Analysis Exhibit G - Executives' Percentage Interests Upon Termination For Cause

                                                               S&B DRAFT 8/31/00


THE PARTNERSHIP INTERESTS REPRESENTED BY THIS LIMITED PARTNERSHIP AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER ANY STATE SECURITIES ACTS IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE PARTNERSHIP INTERESTS IS PROHIBITED UNLESS SUCH SALE OR DISPOSITION IS MADE IN COMPLIANCE WITH ALL SUCH APPLICABLE ACTS. ADDITIONAL RESTRICTIONS ON TRANSFER OF THE PARTNERSHIP INTERESTS ARE SET FORTH IN THIS AGREEMENT.


                                   AGREEMENT

                                       OF

                              LIMITED PARTNERSHIP

                                       OF

                             CGLH-IHC FUND I, L.P.


                  THIS AGREEMENT OF LIMITED PARTNERSHIP is entered into as of _________ ___, 2000 (the "Effective Date"), by and between CGLH PARTNERS III LP, a Delaware limited partnership ("CGLH GP"), as the Managing General Partner, and INTERSTATE INVESTMENT CORPORATION, a Delaware corporation ("IHC GP"), as the General Partner, and CGLH PARTNERS IV LP, a Delaware limited partnership ("CGLH LP"), INTERSTATE PROPERTY PARTNERSHIP, L.P., a Delaware limited partnership ("IHC LP"), J. William Richardson, an individual ("Richardson") and Thomas F. Hewitt, an individual ("Hewitt") as the Limited Partners.

                  Certain terms used in this Agreement are defined in Article II hereof.


                                    ARTICLE I

                             ORGANIZATIONAL MATTERS

         1.1 FORMATION.

                  The Partners hereby form the Partnership as a limited partnership pursuant to the Delaware Act, and subject to the provisions of this Agreement. The rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Delaware Act, except as expressly provided herein.

         1.2 NAME.

                  The name of the Partnership shall be, and the business of the Partnership shall be conducted under the name of, CGLH-IHC Fund I, L.P. The Managing General Partner in its sole discretion may change the name of the Partnership at any time and from time to time and shall provide the other Partners with written notice of such name change within 20 days after such name change.

         1.3 TERM.

                  The Partnership shall commence on the Commencement Date and shall continue in existence until the close of Partnership business on the seventh anniversary of the Effective Date, or until the earlier termination of the Partnership in accordance with the provisions of Section 13.1(b) of this Agreement or unless extended by a vote or consent of Partners holding at least 51% of the Partnership Interests at the time such extension is sought; provided, however, that after the occurrence of an event of dissolution pursuant to
Section 13.1(b), the continuation or wind-up of the Partnership shall be governed by Article XIII hereof and the Partnership shall not have the ability to extend the term of the Partnership pursuant to this sentence of Section 1.3. Any and all actions taken by the Managing General Partner prior to the Commencement Date in connection with the formation of the Partnership or that are consistent with, or in furtherance of, the purpose of the Partnership are hereby approved, confirmed and ratified as acts of the Company.

         1.4 REGISTERED OFFICE AND PRINCIPAL OFFICE OF PARTNERSHIP; ADDRESSES OF PARTNERS.

                  (a) Partnership Offices. The registered office of the Partnership in the State of Delaware shall be 1013 Centre Road, Wilmington, New Castle County, Delaware 19805-1297, and its registered agent for service of process on the Partnership at such registered office shall be Corporation Service Company, or such other registered office or registered agent as the Managing General Partner may from time to time designate, on notice to the other Partners. The Partnership shall direct its registered agent to provide copies of any process served on it as registered agent of the Partnership to both the Managing General Partner and the General Partner at their respective addresses provided pursuant to Section 1.4(b) hereof. The principal office of the Partnership shall be 3 World Financial Center, New York, New York 10285, New York or such other place as the Managing General Partner may from time to time designate, on notice to the other Partners. The Partnership may maintain offices at such other place or places as the Managing General Partner deems advisable.

                  (b) Addresses of Partners. The address of each of the Partners shall be the address of such Partner appearing on the signature pages to this Agreement. A Partner may change its address at any time by giving all of the other Partners ten-(10) days' prior written notice of such change in address.

         1.5 OWNERSHIP.

                  The interest of each Partner in the Partnership shall be personal property for all purposes. All property and interests in property, real or personal, owned by the Partnership shall be deemed owned by the Partnership as an entity, and no Partner, individually, shall have any ownership of such property or interest except by having an ownership interest in the Partnership as a Partner. Each of the Partners irrevocably waives, during the term of the Partnership and during any period of its liquidation following any dissolution, any right that it may have to maintain any action for partition with respect to any of the assets of the Partnership. No interest of any Partner in the Partnership shall be evidenced by a certificate.

         1.6 TITLE TO PARTNERSHIP PROPERTY.

                  It is the desire and intention that legal title to all property of the Partnership shall be held and conveyed in the name of the Partnership.

         1.7 LIMITS OF PARTNERSHIP.

                  The relationship between the parties hereto shall be limited to the business of the Partnership in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be a limited partnership for the sole and limited purpose of such business. Except as otherwise provided for or contemplated in this Agreement, nothing herein shall be construed to create a partnership between the Partners or to authorize any Partner to act as general agent for the other Partner.


                                   ARTICLE II

                                  DEFINITIONS

         2.1 DEFINITIONS.

                  Unless otherwise clearly indicated to the contrary in this Agreement, the following definitions shall apply to the terms used in this Agreement, which definitions shall be applicable equally to the singular and plural of the terms defined:

         "Acceptance" has the meaning set forth in Section 11.10 of this Agreement.

         "Adjusted Capital Account" means, with respect to any Partner, a special account maintained for such Partner, the balance of which shall equal such Partner's Capital Account balance, increased by the amount (if any) of: (i) such Partner's share of the Partnership Minimum Gain and Partner Minimum Gain, plus (ii) all other amounts such Partner is unconditionally obligated to contribute to the capital of the Partnership.

         "Adjusted Capital Account Deficit" means, with respect to any Partner, the deficit balance, if any, in such Partner's Adjusted Capital Account.

         "Affiliate" means, as to any Person, a Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.

         "Aggregate Net Profit Allocation" means with respect to any Partner for any Fiscal Year or other fiscal period, an amount, which in no event shall be below zero, equal to the excess of (i) the cumulative amount of Profits allocated to such Partner with respect to all prior Fiscal Years or fiscal periods and the current Fiscal Year or fiscal period, over (ii) the sum of (a) the cumulative amount of Losses allocated to such Partner with respect to all prior Fiscal Years or fiscal periods and the current Fiscal Year or fiscal period, plus (b) the cumulative amount of Nonrecourse Deductions allocated to such Partner with respect to all prior Fiscal Years and fiscal periods.

         "Agreement" means this Agreement of Limited Partnership, as it may be amended, supplemented, or restated from time to time.

         "Available Cash" means, as of any date, all cash funds of the Partnership on hand after: (a) payment of all Partnership costs and expenses that are due and payable (including, without limitation, debt service payments and any reserve requirements under property management agreements) as of such date; (b) provision for payment of all Partnership costs and expenses that are anticipated to become due and payable (including, without limitation, debt service payments and any reserve requirements under property management agreements) within 30 days following the date on which Available Cash is being determined; and (c) provision for adequate reserves (including, without limitation, working capital, capital and other reserves), which reserves (and the amounts thereof) shall be established by the Managing General Partner in its sole and absolute discretion.

         "Beneficially Own" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

         "Book Depreciation" has the meaning set forth in Section 4.4(b)(v) of this Agreement.

         "Book Value" has the meaning set forth in Section 4.4(c) of this Agreement.

         "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States or the State of New York shall not be regarded as a Business Day.

         "Buying Partner" has the meaning set forth in Section 11.8 of this Agreement.

         "Buy-Sell Date" means (i) the second anniversary of the Effective Date, if the Partnership, at any one time prior to such date, had assets with an aggregate Value of at least $200,000,000.00 or (ii) the third anniversary of the Effective Date, if the Partnership, at any one time prior to such date, had assets with an aggregate Value of at least $150,000,000.00.

         "Buy-Sell Notice" has the meaning set forth in Section 11.8 of this Agreement.

         "Capital Account" means the capital account maintained for a Partner pursuant to Section 4.4(a) of this Agreement.

         "Capital Contribution" means any cash or other property contributed by a Partner to the Partnership pursuant to the provisions of this Agreement.

         "Capital Event" means: (i) the sale or other disposition of a Hotel and its other, related assets held by the Partnership, a Controlled Entity or a non-Controlled Entity, (ii) the refinancing of any indebtedness of the Partnership, a Controlled Entity or a non-Controlled Entity or (iii) any sale or other disposition (other than in the ordinary course of business) of an interest in a Controlled or Non-Controlled Entity.

         "Capital Stock" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

         "Certificate" means the Certificate of Limited Partnership filed with the Secretary of State of Delaware pursuant to Section 7.3 of this Agreement, as such Certificate may be amended or restated from time to time.

         "CGLH" means, collectively, CGLH GP and CGLH LP.

         "CGLH GP" has the meaning set forth in the Preamble of this Agreement.

         "CGLH LP" has the meaning set forth in the Preamble of this Agreement.

         "Change in Control" means, with respect to the Corporation and for the purposes of Section 11.9 only, any of the following:

                  (a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, a "Group"), other than the Corporation, or any of its wholly owned Subsidiaries or any Investor or Excluded Group, of Beneficial Ownership of 35% or more of the combined voting power or economic interests of the then-outstanding Voting Securities (a "Control Interest"); provided, however, that (i) any transfer of Notes or shares of Series B Preferred Stock or other securities from any Investor or Excluded Group will not result in a Change in Control unless such transfer is pursuant to a Reorganization Transaction, merger proposal or tender offer in respect of the Corporation which has been approved by (or participated in by) the Board of Directors of the Corporation or by a majority of the Voting Securities, and (ii) in no event shall the conversion of any or all of the Notes in accordance with the terms of this Note constitute a Change in Control; or

                  (b) there is a change in a majority of the members of the Board within 12 months of an "election contest" (as defined in Rule 14a pursuant to the Exchange Act) relating to the election of persons not recommended by the Board of Directors at the time of the first public announcements of such election contest and in which a Person not an Affiliate of the Investor or any Related Person obtained valid proxies or consents to effect such change; or

                  (c) the approval by the stockholders of the Corporation of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the Voting Securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, Beneficially Own more than 50% of the combined voting power of the then-outstanding Voting Securities resulting from such reorganization, merger or consolidation;

                  (d) the sale or other disposition of assets representing 50% or more of the assets of the Corporation in one transaction or series of related transactions; or

                  (e) except as otherwise permitted under this Agreement, the disposition by the Corporation of any of its interest in the Partnership to a third party that is not a Subsidiary of the Corporation (other than a disposition to CGLH Partners I LP, a Delaware limited partnership, and CGLH Partners II LP, a Delaware limited partnership, or their Affiliates);

         provided, that the occurrence of any event identified in subparagraphs
(a) through (e) above that would otherwise be treated as a Change in Control shall not constitute a Change in Control hereunder if the Required Holders, by vote duly taken, shall so determine. "Required Holders" means the holders of Notes or shares of Series B Preferred Stock representing a majority of the combined (i) aggregate principal amount of the Notes Outstanding and (ii) aggregate stated amount of the Series B Preferred Stock outstanding, on the record date for such vote or, if no such record date is established, on the date any written consent of such holders is solicited, in each case excluding Notes or shares of Series B Preferred Stock then owned by the Corporation or any of its Affiliates. For the purposes of this definition, "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act. "Excluded Group" means any Group in which (A) the Voting Securities either Beneficially Owned by such Group after the applicable acquisition or Beneficially Owned by such Group and being transferred by such Group, as the case may be, multiplied by (B) the percentage of the Investor's interest in the Beneficial Ownership of such Group, represent a

Control Interest. "Outstanding" means when used with reference to the Notes at a particular time, all Notes theretofore issued as provided in the Securities Purchase Agreement dated as of August [___], 2000 between the Corporation and the Investors, except (i) Notes theretofore reported as lost, stolen, damaged or destroyed, or surrendered for transfer, exchange or replacement, in respect to which replacement Notes have been issued, (ii) Notes theretofore paid in full, and (iii) Notes theretofore canceled by the Corporation, except that, for the purpose of determining whether Holders of the requisite principal amount of Notes have made or concurred in any waiver, consent, approval, notice or other communication under this Agreement, Notes registered in the name of, or Beneficially Owned by, the Company or any Subsidiary of any thereof, shall not be deemed to be outstanding. "Holder" means, at any time of reference, a Person in whose name a Note is registered in the Note Register at such time.

         "Class A Capital Contributions" means those Capital Contributions designated as "Class A" on Exhibit B to this Agreement, as such Exhibit may be amended from time to time in accordance with this Agreement.

         "Class A Preference Amount" means, beginning on the Effective Date, for each Fiscal Year of the Partnership, with respect to a Partner, an aggregate amount equal to fifteen (15%) percent per annum multiplied by the average weighted daily outstanding balance of such Partner's Undistributed Class A Capital during such period, which Class A Preference Amount shall be cumulative, compounded annually and prorated for any partial Fiscal Year or Fiscal Year shorter than a calendar year.

         "Class B Capital Contributions" means those Capital Contributions designated as "Class B" on Exhibit B to this Agreement, as such Exhibit may be amended from time to time in accordance with this Agreement.

         "Class B Preference Amount" means, beginning on the Effective Date, for each Fiscal Year of the Partnership, with respect to a Partner, an aggregate amount equal to fifteen (15%) percent per annum multiplied by the average weighted daily outstanding balance of such Partner's Undistributed Class B Capital during such period, which Class B Preference Amount shall be cumulative, compounded annually and prorated for any partial Fiscal Year or Fiscal Year shorter than a calendar year.

         "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time.

         "Commencement Date" means the date of the filing of the Certificate by the Managing General Partner.

         "Control" shall be used for the purposes of the definition of "Affiliate," "Controlled Entity," and Section 11.1 hereof only, and shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or interests, by contract or otherwise.

         "Controlled Entity" means a Person Controlled by the Partnership.

         "Corporation" means Interstate Hotels Corporation, a Maryland corporation.

         "CPI" has the meaning set forth in Section 7.1 of this Agreement.

         "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, Chapter 17 of Title 6 of the Delaware Code, as it may be amended from time to time, and any successor to such Delaware Act.

         "Distribution Date" means, (i) with respect to each of the first three Fiscal Year quarters in a Fiscal Year, the date that is 30 days following the General Partner's delivery to the Managing General

Partner of the monthly financial statements pursuant to Section 9.3 of this Agreement for the last month in such Fiscal Year quarter, and (ii) with respect to last Fiscal Year quarter in a Fiscal Year, the date that is 30 days following the General Partner's delivery to the Managing General Partner of the annual financial statements pursuant to Section 9.3 of this Agreement for such Fiscal Year.

         "Effective Date" has the meaning set forth in the Preamble of this Agreement.

         "Event of Bankruptcy" means, with respect to any Partner or the Partnership, any of the following acts or events:

                  (a) making an assignment for the benefit of creditors;

                  (b) filing a voluntary petition in bankruptcy;

                  (c) becoming the subject of an order for relief or being declared insolvent or bankrupt in any federal or state bankruptcy or insolvency proceeding;

                  (d) filing a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation;

                  (e) filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in a proceeding of the type described in parts (a) through (d) of this definition;

                  (f) making an admission in writing of an inability to pay debts as they mature;

                  (g) giving notice to any governmental body that insolvency has occurred, that insolvency is pending, or that operations have been suspended;

                  (h) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of all or any substantial part of its properties; or

                  (i) the expiration of 90 days after the date of the commencement of a proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation if the proceeding has not been previously dismissed, or the expiration of 60 days after the date of the appointment, without such Person's consent or acquiescence, of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person's properties, if the appointment has not previously been vacated or stayed, or the expiration of 60 days after the date of expiration of a stay, if the appointment has not been previously vacated.

         "Event of Withdrawal" has the meaning set forth in Section 12.1 of the Agreement.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Executive Tag-Along Interest" has the meaning set forth in Section
11.10 of this Agreement.

         "Executive Employment Agreements" means the Amended and Restated Agreement between Hewitt and the Corporation dated as of August [31], 2000 and the Amended and Restated Agreement between Richardson and the Corporation dated as of August [31], 2000, in each case as in effect on the Effective Date, and "Executive Employment Agreement" means one of the foregoing agreements.

         "Executives" means Richardson and Hewitt and "Executive" means Richardson or Hewitt.

         "Financial Institution" has the meaning set forth in Section 7.15 of this Agreement.

         "Fiscal Year" has the meaning set forth in Section 9.2 of this Agreement.

         "General Partner" means IHC GP, in its capacity as the general partner of the Partnership, and/or its permitted successors or assigns in accordance with the terms of this Agreement.

         "Grace Period" has the meaning set forth in Section 4.3 of this Agreement.

         "Hotel" means a hotel, motel, inn or other lodging facility and, if applicable, the real property on which it is located.

         "IHC" means, collectively, IHC GP and IHC LP.

         "IHC GP" has the meaning set forth in the Preamble of this Agreement.

         "IHC LP" has the meaning set forth in the Preamble of this Agreement.

         "IHC Tag-Along Interest" has the meaning set forth in Section 11.10 of this Agreement.

         "Investment Banking Firm" has the meaning set forth in Section 11.9 of this Agreement.

         "Investment Banking Services" has the meaning set forth in Section 7.15 of this Agreement.

         "Investors" means the following investors in the Corporation: CGLH Partners I LP and CGLH Partners II LP, and all of their respective successors and assigns, by operation of law or otherwise.

         "Lehman Brothers" has the meaning set forth in Section 7.15 of this Agreement.

         "Limited Partner" means CGLH LP, IHC LP, Richardson, Hewitt and any other Person who has been admitted as a limited partner of the Partnership in accordance with the terms of this Agreement.

         "Liquidator" has the meaning set forth in Section 13.3(a) of this Agreement.

         "Losses" has the meaning set forth in Section 4.4(b) of this Agreement.

         "Major Decision" has the meaning set forth in Section 7.2 of this Agreement.

         "Majority Interest" means the owners of more than 51% of the Percentage Interests of the Limited Partners.

         "Managing General Partner" means CGLH GP in its capacity as the managing general partner of the Partnership, and/or its permitted successors or assigns in accordance with the terms of this Agreement.

         "Manager" has the meaning set forth in Section 7.16 of this Agreement.

         "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

         "Note" means the subordinated convertible note or notes having an aggregate principal amount of $25,000,000, convertible into shares of Class A Common Stock, par value $.01, of the Corporation, subject to certain limitations.

         "Notice" has the meaning set forth in Section 7.15 of this Agreement.

         "Notice Period" has the meaning set forth in Section 11.10 of this Agreement.

         "Offering Partner" has the meaning set forth in Section 11.8 of this Agreement.

         "Partner" means a Managing General Partner, a General Partner or a Limited Partner.

         "Partner Minimum Gain" means partner nonrecourse debt minimum gain as determined under the rules of Section 1.704-2(i) of the Regulations.

         "Partner Nonrecourse Deduction" has the meaning set forth in Section 1.704-2(i)(1) and (2) of the Regulations.

         "Partnership" means the limited partnership formed by the filing of the Certificate with the Secretary of State of Delaware and established pursuant to this Agreement.

         "Partnership Interest" means the interest acquired by a Partner in the Partnership including, without limitation, such Partner's right: (a) to an allocable share of the Profits, Losses, and other income, gains, losses, deductions, and credits of the Partnership; (b) to a distributive share of the assets of the Partnership; (c) if a Limited Partner (other than an Executive), to vote on those matters described in this Agreement; and (d) (i) if the Managing General Partner, to manage and operate the business of the Partnership,
(ii) if the General Partner, to manage and operate the business of the Partnership as and to the extent such power and authority are expressly granted herein or by the Managing General Partner in writing.

         "Partnership Minimum Gain" has the meaning set forth in Section 1.704-2(d) of the Regulations.

         "Percentage Interest" means, as to a Partner, the ratio, expressed as a percentage, of Class A Capital Contributions and Tier 2 Capital Contributions actually contributed to the Partnership by such Partner to all Class A Capital Contributions and Tier 2 Capital Contributions actually contributed to the Partnership by all Partners; provided, however, that, subject to the provisions of this Agreement, including, without limitation, Sections 4.3, 11.12 and 11.13 and Exhibit G hereof, the Percentage Interest of an Executive shall be the applicable percentage interest stated on Exhibit A hereto for such Executive. Exhibit A shall be amended from time to time in accordance with this Agreement; provided, that, in conjunction with Class A Capital Contributions made by the Partners (other than the Executives) as of a given date, the Executives shall be deemed to have made, as of such date, Class A Capital Contributions pro rata in proportion to their respective Percentage Interests set forth in Exhibit A hereto, subject to the provisions of Section 11.13 and Exhibit G hereof.

         "Preference Amount" means a Class A Preference Amount, or a Class B Preference Amount or both.

         "Person" means an individual, corporation, general or limited partnership, limited liability company, government entity, joint venture, estate, trust, association or organization or other entity of any kind or nature.

         "Profits" has the meaning set forth in Section 4.4(b) of this Agreement.

         "Purchase Price" has the meaning set forth in Section 11.9 of this Agreement.

         "Put Date" has the meaning set forth in Section 11.9 of this Agreement.

         "Receiving Partner" has the meaning set forth in Section 11.8 of this Agreement.

         "Redemption Closing Date" has the meaning ascribed to it in Section
11.12 hereof

         "Redemption Interest" has the meaning ascribed to it in Section 11.12 hereof.

         "Redemption Notice" has the meaning ascribed to it in Section 11.12 hereof.

         "Redemption Price" has the meaning ascribed to it in Section 11.12 hereof.

         "Regulations" means the Department of Treasury Regulations promulgated under the Code, as amended and in effect (including corresponding provisions of succeeding regulations).

         "Regulatory Allocations" has the meaning set forth in Section 5.3 of this Agreement.

         "Related Person" means, with respect to any Person, (A) any Affiliate of such Person, (B) any investment manager, investment advisor or partner of such Person or an Affiliate of such Person, and (C) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such Person or a Related Person of such Person. For purposes of this definition, Person shall also include "Group" as such term is defined in the definition of "Change in Control".

         "Response Period" has the meaning set forth in Section 11.8 of this Agreement.

         "Sale" has the meaning set forth in Section 11.10 of this Agreement.

         "Sale Notice" has the meaning set forth in Section 11.10 of this Agreement.

         "Securities Act" means the Securities Act of 1933, as amended, and any successor to such statute.

         "Selling Partner" has the meaning set forth in Section 11.8 of this Agreement.

         "Series B Preferred Stock" means Series B Convertible Preferred Stock, par value $.01 per share, of the Corporation having an aggregate stated amount of $5,000,000.00, convertible into shares of Class A Common Stock, par value $.01, of the Corporation, subject to certain limitations.

         "Stated Value" has the meaning set forth in Section 11.8 of this Agreement.

         "Subsidiary" of any Person means any corporation, partnership, limited liability company or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

         "Tier 1 Capital Contributions" has the meaning set forth in Section 4.1 of this Agreement.

         "Tier 2 Capital Contributions" has the meaning set forth in Section 4.3 of this Agreement.

         "Total Voting Power" means the total combined Voting Power, on a fully diluted basis, of all the Voting Securities then outstanding.

         "Tier 1 Capital Call Notice Period" has the meaning set forth in
Section 4.2 of this Agreement.

         "Tier 2 Capital Call Notice Period" has the meaning set forth in
Section 4.3 of this Agreement.

         "Transfer" has the meaning set forth in Section 11.1 of this Agreement.

         "Undistributed Class A Capital" means, with respect to the Class A Capital Contributions of a Partner and as of a given date, the aggregate amount of such Partner's Class A Capital Contributions actually made as of such date, reduced by all prior distributions to such Partner pursuant to Section 6.1(b)(ii)(C)(2). With respect to an Executive, his Undistributed Class A Capital, as of a given date, shall be an amount equal to the product of: (i) such Executive's then Percentage Interest (determined without regard to any dilution in such Percentage Interest on account of such Executive's failure to make a Tier 2 Capital Contribution); multiplied by (ii) the total amount of Undistributed Class A Capital of all of the Partners other than Executives at such time.

         "Undistributed Class A Preference Amount" means, with respect to the Class A Preference Amount of a Partner and as of a given date, the aggregate amount of such Partner's Class A Preference Amount as of such date, reduced by all prior distributions to such Partner pursuant to Section 6.1(b)(i)(B) and
Section 6.1(b)(ii)(B). The calculation and recalculation of the Undistributed Class A Preference Amount for each Partner shall be made (a) prior to the time any distributions are made pursuant to Section 6.1 if such distributions are made at a time other than on the last day of a Fiscal Year of the Partnership,
(b) as of the last day of each Fiscal Year of the Partnership and (c) prior to any Sale pursuant to Section 11.10. With respect to an Executive, his Undistributed Class A Preference Amount, as of a given date, shall be an amount equal to the product of: (i) such Executive's then Percentage Interest (determined without regard to any dilution in such Percentage Interest on account of such Executive's failure to make a Tier 2 Capital Contribution); multiplied by (ii) the total amount of Undistributed Class A Preference Amounts of all of the Partners other than Executives at such time.

         "Undistributed Class B Capital" means, with respect to the Class B Capital Contributions of a Partner and as of a given date, the aggregate amount of such Partner's Class B Capital Contributions actually made as of such date, reduced by all prior distributions to such Partner pursuant to Section 6.1(b)(ii)(C)(1) and Section 11.10.

         "Undistributed Class B Preference Amount" means, with respect to the Class B Preference Amount of a Partner and as of a given date, the aggregate amount of such Partner's Class B Preference Amount as of such date, reduced by all prior distributions to such Partner pursuant to Section 6.1(b)(i)(A) and
Section 6.1(b)(ii)(A). The calculation and recalculation of the Undistributed Class B Preference Amount for each Partner shall be made (a) prior to the time any distributions are made pursuant to Section 6.1 if such distributions are made at a time other than on the last day of a Fiscal Year of the Partnership and (b) as of the last day of each Fiscal Year of the Partnership.

         "Undistributed Tier 2 Capital" means, with respect to the Tier 2 Capital Contributions of a Partner and as of a given date, the aggregate amount of such Partner's Tier 2 Capital Contributions actually made as of such date, reduced by all prior distributions to such Partner pursuant to Section 6.1(b)(ii)(D).

         "Value" means, for purposes of Section 7.15(a) and (d) and the definition of "Buy-Sell Date", with respect to the value of the assets of the Partnership, the sum of: (i) the aggregate gross purchase prices paid by the Partnership (including, without limitation, through Partnership capital, debt and equity financing or otherwise) for interests in Hotels and other, related assets and the Partnership's aggregate gross capital contributions to Controlled Entities and non-Controlled Entities for the acquisition of interests in Hotels and other, related assets (or for interests in other Controlled Entities and non-Controlled Entities for the acquisition of interests in Hotels and other, related assets); and (ii) the aggregate gross capital expenditures in respect of such Hotels and other, related assets.

         "Vesting Date" means any of Vesting Date 1, Vesting Date 2 or Vesting Date 3.

         "Vesting Date 1" means the first anniversary of the "Commencement Date", as such term is defined in each of the Executive Employment Agreements; provided, however, that with respect to Richardson's Executive Employment Agreement, if Richardson terminates his employment with the Corporation without Good Reason (as such term is defined in such Executive's Executive Employment Agreement), Vesting Date 1 with respect to his Percentage Interests shall be the date that is nine calendar months following the "Commencement Date" as such term is defined in Richardson's Executive Employment Agreement.

         "Vesting Date 2" means the second anniversary of the "Commencement Date", as such term is defined in each of the Executive Employment Agreements.

         "Vesting Date 3" means the third anniversary of the "Commencement Date", as such term is defined in each of the Executive Employment Agreements.

         "Voting Securities" means (i) any securities entitled, or which may be entitled, to vote generally in the election of directors of the Corporation,
(ii) any securities, including the Note and the Series B Preferred Stock, convertible or exercisable into or exchangeable for such securities (whether or not the right to convert, exercise or exchange is subject to the passage of time or contingencies or both), or (iii) any direct or indirect rights or options to acquire any such securities; provided, that unexercised options granted pursuant to any employment benefit or similar plan and rights issued pursuant to any shareholder rights plan shall be deemed not to be Voting Securities.


                                   ARTICLE III

                                     PURPOSE

         3.1 PURPOSES AND SCOPE.

                  The purposes of the Partnership are expressly limited to: (a) the acquisition, holding, ownership, operation, maintenance, improvement, development, sale, exchange, lease, and other uses and dispositions of Hotels and other, related assets, and the incurring of indebtedness or similar obligations, including, without limitation, under secured or unsecured credit facilities of every kind and nature, in connection therewith; (b) forming, and owning equity securities or interests in, and/or acting as a general partner, limited partner, managing member, member and/or equity holder of, Controlled Entities or non-Controlled Entities that acquire, hold, own, operate, maintain, improve, develop, sell, exchange, lease, and otherwise use or dispose of Hotels and other, related assets, and the incurring of indebtedness or similar obligations including, without limitation, under secured or unsecured credit facilities of every kind and nature, in connection with the ownership of such equity securities or interests; (c) forming, and owning equity securities or interests in, and/or acting as a general partner, limited partner, managing member, member and/or equity holder of, Controlled Entities or non-Controlled Entities that own the equity securities or interests in, and/or act as a general partner, limited partner, managing member, member and/or equity holder of, Persons that acquire, hold, own, operate, maintain, improve, develop, sell, exchange, lease, and otherwise use or dispose of Hotels and other, related assets, and the incurring of indebtedness or similar obligations including, without limitation, under secured or unsecured credit facilities of every kind and nature, in connection with the ownership of such equity securities or interests; and (d) the transacting of any and all lawful business for which the Partnership may be organized under Delaware law that is incident, necessary and appropriate to accomplish any of the foregoing.

                                   ARTICLE IV

         CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; PARTNERSHIP INTERESTS

         4.1 CAPITAL CONTRIBUTIONS; INITIAL CAPITAL CONTRIBUTIONS.

                  (a) Each Partner shall be required to contribute to the Partnership in cash, payable from time to time in accordance with
         Section 4.2 hereof, an amount equal to the sum of the amounts of Class A Capital Contributions and Class B Capital Contributions listed on Exhibit B hereto opposite such Partner's name under the headings, "Class A Capital Contribution" and "Class B Capital Contribution". All such capital contributions by all of the Partners are hereinafter sometimes collectively referred to as "Tier 1 Capital Contributions". To the extent that a Partner receives a return of capital in respect of any Class A Capital Contribution or Class B Capital Contribution on or before the fifth anniversary of the Effective Date, such returned capital shall be subject to subsequent capital call with respect to such class of capital, on the terms provided in Section 4.2, provided, that the Partners or their Affiliates shall not be obligated to maintain liquid reserves in amounts equal to such returned capital for subsequent re-contribution. Nothing herein shall require the Partnership to make such subsequent capital call before electing to make a capital call for Tier 2 Capital Contributions, as provided in
         Section 4.3 below.

                  (b) On the Effective Date, the Partners shall make initial capital contributions to the Partnership, in cash, pro rata in proportion to their Tier 1 Capital Contributions obligations, as determined by the Managing General Partner and a Majority Interest, but not to exceed amounts reasonably necessary for the initial capitalization of the Partnership. Such initial capital contributions shall be credited against the Partners' respective Tier 1 Capital Contributions obligations.

         4.2 TIER 1 CAPITAL CONTRIBUTIONS.

                  (a) The Managing General Partner and a Majority Interest shall determine, from time to time, the capital needs of the Partnership. Upon such determination, the Managing General Partner shall give written notice to each Partner (a "Tier 1 Capital Call Notice"). The Partners shall make Tier 1 Capital Contributions to the Partnership, pro rata in proportion to their respective Tier 1 Capital Contributions obligations. Capital constituting all or a portion of IHC LP's Tier 1 Capital Contributions shall be allocated as follows: (i) 53.02% as a Class A Capital Contribution and (ii) 46.98% as a Class B Capital Contribution, consistent with Exhibit B attached hereto. Each Partner shall have five (5) days from the date such Tier 1 Capital Call Notice is given to contribute to the Partnership its required amount of additional capital constituting all or a portion of its respective Tier 1 Capital Contributions obligations. Each Partner shall receive a credit to its Capital Account in the amount of any such capital that it contributes to the Partnership.

                  (b) If a Partner does not timely contribute its required portion of the Tier 1 Capital Contributions when and in such amounts as required pursuant to subsection (a) hereof, that Partner shall be in default under this Agreement. The Managing General Partner or those non-defaulting Partners that hold a majority of the Percentage Interests held by all non-defaulting Partners may exercise any one or more of the following remedies, all of which are cumulative, and may be exercised concurrently (provided, however, that if more than one remedy is exercised, the non-defaulting Partners may not be compensated or obtain relief in the aggregate in excess of the actual portion of the Tier 1 Capital Contribution that the defaulting Partner has failed to contribute, together with reimbursement for related expenses as and to the extent expressly permitted hereunder):

                           (i) One or more of the non-defaulting Partners may
                  advance funds to the Partnership to cover those amounts which the defaulting Partner fails to contribute. Amounts that a non-defaulting Partner(s) so advances on behalf of the defaulting Partner shall become a fully-recourse loan due and owing from the defaulting Partner to such non-defaulting Partner(s) and shall bear interest at the lesser of the maximum lawful rate and the rate of fifteen percent (15%) per annum, payable monthly. All cash distributions otherwise distributable to the defaulting Partner under this Agreement shall instead be paid to the non-defaulting Partner(s) making such advances until such advances and interest thereon are paid in full. Any such advances shall be due and payable by the defaulting Partner one (1) year from the date that such advance was made, with any amounts repaid applied first to interest and thereafter to principal. Effective upon a Partner's becoming a defaulting Partner, such defaulting Partner grants to the non-defaulting Partner(s) that advances funds under this Section a security interest in such defaulting Partner's right to its allocable share of Profits and Losses, and its distributive share of the assets, of the Partnership, to secure its obligation to repay such advances and agrees to execute and deliver a promissory note evidencing such obligations in form and substance as provided in this clause (i) and reasonably acceptable to the Managing General Partner, together with a security agreement in a form reasonably acceptable to the Managing General Partner and such UCC-1 financing statements and other documents as such non-defaulting Partner(s) may reasonably request. If the defaulting Partner shall fail to make its monthly payments of interest or pay the loan in full when due, the defaulting Partner shall lose, until such time as the default Partner cures the default: (i) its voting and approval rights under the Delaware Act, the Certificate and this Agreement and (ii) its ability, if any, to participate in the management and operations of the Partnership. In addition, the defaulting Partner shall have no right to receive any distributions from the Partnership until the non-defaulting Partners have first received distributions in an amount equal to the additional capital contributed by each non-defaulting Partner to the Partnership (pursuant to the capital call as to which the defaulting Partner defaulted) plus a cumulative, non-compounded return thereon at the lesser of the maximum lawful rate and the rate of fifteen percent (15%) per annum.

                           (ii) The then existing Percentage Interests of the
                  Partners (other than the Executives) shall be proportionately adjusted to reflect the failure of the defaulting Partner to contribute its required capital to the Partnership.

                           (iii) One or more of the non-defaulting Partners that
                  hold a majority of the Percentage Interests held by all non-defaulting Partners may with the consent of the Managing General Partner dissolve the Partnership, in which event the Partnership shall be wound-up, liquidated and terminated pursuant to Article XIII hereof.

                           (iv) The Partnership or one or more of the
                  non-defaulting Partners (other than the Executives) may purchase the defaulting Partner's entire Partnership Interest in accordance with the same terms and conditions as those set forth in Section 11.8 hereof except that the purchase price shall be an amount equal to eighty percent (80%) of the amounts the Selling Partner would have received under Section 11.8(a)(iii) hereof based upon a Stated Value determined in good faith; provided, that, the defaulting Partner shall not have the rights of a Receiving Partner under Section 11.8(a)(ii) and shall be deemed to have accepted the offer of purchase.

                           (v) One or more of the non-defaulting Partners may
                  contribute the capital that the defaulting Partner failed to so contribute and such defaulting Partner shall have no right to receive any distributions from the Partnership until the non-defaulting Partners have first received distributions in an amount equal to the additional capital contributed by each non-defaulting Partner to the Partnership, in addition to any preferred return (and the priority of such return) that may have been earned or payable with respect thereto as if such contribution had been made by the defaulting Partner.

                  (c) Each Partner acknowledges and agrees that (i) a default by any Partner in making Tier 1 Capital Contributions will result in the Partnership's and the non-defaulting Partners' incurring certain costs and other damages in an amount that would be extremely difficult or impractical to ascertain, and (ii) the remedies described herein bear a reasonable relationship to the damages which the Partners estimate may be suffered by the Partnership and the non-defaulting Partners by reason of the failure of a defaulting Partner to make any such required capital contribution and the exercise of any or all of the above described remedies is not unreasonable under the circumstances existing as of the date hereof.

                  (d) The exercise by the Managing General Partner or non-defaulting Partners, as applicable, of one or more remedies provided in this Section shall not be a waiver or limitation of the right to pursue any one or more remedies available hereunder or at law or equity with respect to any subsequent default.

                  (e) For the period commencing when a Partner does not timely contribute its required portion of Tier 1 Capital Contributions until such time as such loan is paid in full, any Preferences otherwise accruing to the defaulting Partner under this Agreement shall not be compounded (but shall accrue as aforesaid).

         4.3 ADDITIONAL CAPITAL CONTRIBUTIONS.

                  This Section relates only to required capital contributions IN ADDITION TO Tier 1 Capital Contributions. The sole purpose of the Tier 2 Capital Contributions is to provide the Partnership with additional capital necessary to operate the Hotels and other, related assets (and any other property) acquired by the Partnership (using Tier 1 Capital Contributions) and Tier 2 Capital Contributions are expressly not intended for the acquisition of interests in Hotels and other, related assets (and any other property). The consent of all Partners shall be required for the Partnership to make a Tier 2 Capital Contribution capital call to pay for capital expenditures with respect to a Hotel and its other, related assets to the extent that such capital expenditure exceed those required by the licensor or franchisor under such Hotel's license agreement or franchise agreement. This Section is not intended, and shall not be construed, as having any effect on the Partnership's use of Tier 1 Capital Contributions, the Partners' obligations to make Tier 1 Capital Contributions and the Partnership's and the Partners' remedies with respect to any failure to make the Tier 1 Capital Contributions. To the extent that a Partner receives a return of capital in respect of any Tier 2 Capital Contribution on or before the fifth anniversary of the Effective Date, such returned capital shall be subject to subsequent capital call, on the terms provided in this Section 4.3, provided, that the Partners or their Affiliates shall not be obligated to maintain liquid reserves in amounts equal to such returned capital for subsequent re-contribution. For the avoidance of doubt, the Executives shall be required to make Tier 2 Capital Contributions in accordance with the provision of this
Section 4.3.

                  (a) The Partners shall contribute additional capital to the Partnership as described in the first paragraph of this Section 4.3, in proportion to their respective Percentage Interests ("Tier 2 Capital Contributions") and in such amounts and at such times as required by the Managing General Partner with the consent of a Majority Interest. Upon such determination, the Managing General Partner shall give written notice thereof to each Partner (the "Tier 2 Capital Call Notice"). Each Partner shall have twenty (20) days from the date the Tier 2 Capital Call Notice is given (the "Tier 2 Capital Call Notice Period") to contribute its required Tier 2 Capital

         Contribution to the Partnership; provided, however, if the stated reason for the capital call is to cure a default under any obligation of the Partnership, the Tier 2 Capital Call Notice Period may be such lesser time as indicated in the Tier 2 Capital Call Notice. Each Partner shall receive a credit to its Capital Account in the amount of the Tier 2 Capital Contribution that it contributes to the Partnership.

                  (b) If a Partner does not timely contribute additional capital when and in such amounts as required pursuant to subsection (a) hereof, that Partner shall be in default under this Agreement. In such event, the Managing General Partner shall send the defaulting Partner written notice of such default, giving the defaulting Partner twenty (20) days from the date such notice is given (the "Grace Period") to contribute the entire amount of its required Tier 2 Capital Contribution; provided, however, that if the stated reason for the capital call is to cure a default under any obligation of the Partnership, there shall be no Grace Period. If the defaulting Partner does not contribute its required Tier 2 Capital Contribution to the Partnership within the Tier 2 Capital Call Notice Period or within the Grace Period, if applicable, the Managing General Partner or those non-defaulting Partners that hold a majority of the Percentage Interests held by all non-defaulting Partners may exercise any one or more of the following remedies, all of which are cumulative, and may be exercised concurrently (provided, however, that if more than one remedy is exercised, the non-defaulting Partners may not be compensated or obtain relief in the aggregate in excess of the actual portion of the Tier 2 Capital Contribution that the defaulting Partner has failed to contribute, together with reimbursement for related expenses as and to the extent expressly permitted hereunder):

                           (i) One or more of the non-defaulting Partners (other
                  than the Executives) may advance funds to the Partnership to cover those amounts which the defaulting Partner fails to contribute. Amounts that a non-defaulting Partner(s) so advances on behalf of the defaulting Partner shall become a loan due and owing from the defaulting Partner to such non-defaulting Partner(s) and shall bear interest at the lesser of the maximum lawful rate and the rate of fifteen percent (15%) per annum, payable monthly. Such loan shall be recourse only to the Partnership Interests of the defaulting Partner. All cash distributions otherwise distributable to the defaulting Partner under this Agreement shall instead be paid to the non-defaulting Partner(s) making such advances until such advances and interest thereon are paid in full. Any such advances shall be due and payable by the defaulting Partner one (1) year from the date that such advance was made, with any amounts repaid applied first to interest and thereafter to principal. Effective upon a Partner's becoming a defaulting Partner, such defaulting Partner grants to the non-defaulting Partner(s) that advance funds under this Section a security interest in such defaulting Partner's right to its allocable share of Profits and Losses, and its distributive share of the assets, of the Partnership, to secure its obligation to repay such advances and agrees to execute and deliver a promissory note evidencing such obligations in form and substance as provided in this clause (i) and reasonably acceptable to the Managing General Partner, together with a security agreement in a form reasonably acceptable to the Managing General Partner and such UCC-1 financing statements and other documents as such non-defaulting Partner(s) may reasonably request. If the defaulting Partner shall fail to make its monthly payments of interest or pay the loan in full when due, the defaulting Partner shall lose, until such time as the default Partner cures the default: (i) its voting and approval rights under the Delaware Act, the Certificate and this Agreement and (ii) its ability, if any, to participate in the management and operations of the Partnership. In addition, the defaulting Partner shall have no right to receive any distributions from the Partnership until the non-defaulting Partner(s) have first received distributions in an amount equal to the additional capital contributed by each non-defaulting Partner(s) to the Partnership (pursuant to the capital call as to which the defaulting Partner defaulted) plus a cumulative, non-compounded return thereon at the lesser of the maximum lawful rate and the rate of fifteen percent (15%) per annum.

                           (ii) The then existing Percentage Interests shall be
                  proportionately adjusted to reflect the failure of the defaulting Partner to contribute its required additional capital to the Partnership.

                           (iii) One or more of the non-defaulting Partners
                  (other than the Executives) may contribute the capital that the defaulting Partner failed to so contribute and the defaulting Partner shall have no right to receive any distributions from the Partnership until the non-defaulting Partners have first received distributions in an amount equal to the additional capital contributed by each non-defaulting Partner to the Partnership plus a cumulative, non-compounded return thereon at the lesser of the maximum lawful rate and the rate of fifteen percent (15%) per annum as if such contribution had been made by the defaulting Partner.

                  (c) In addition to any of the remedies set forth in Section 4.3(b) hereof, if IHC GP or IHC LP defaults on its obligation to make a Tier 2 Capital Contribution pursuant to a Tier 2 Capital Call Notice, then the Partnership shall have the right to terminate the property management agreement(s) covering the Hotel or Hotels for which the additional Tier 2 Capital Contribution was required. The defaulting IHC GP or IHC LP, and not the Partnership, shall be liable for termination payments in connection with such termination and the defaulting IHC GP or IHC LP shall indemnify and hold harmless the Partnership and the non-IHC Partners against any liability or obligation with respect to such payments.

                  (d) Each Partner acknowledges and agrees that (i) a default by any Partner in making a required capital contribution will result in the Partnership's and the non-defaulting Partners' incurring certain costs and other damages in an amount that would be extremely difficult or impractical to ascertain, and (ii) the remedies described herein bear a reasonable relationship to the damages which the Partners estimate may be suffered by the Partnership and the non-defaulting Partners by reason of the failure of a defaulting Partner to make any required additional capital contribution and the exercise of any or all of the above described remedies is not unreasonable under the circumstances existing as of the date hereof.

                  (e) The exercise by the Managing General Partner or non-defaulting Partners, as applicable, of one or more remedies provided in this Section shall not be a waiver or limitation of the right to pursue any one or more remedies available hereunder or at law or equity with respect to any subsequent default.

                  (f) For the period commencing when a Partner does not timely contribute its required portion of the Tier 2 Capital Contributions until such time as such loan is paid in full, any Preferences otherwise accruing to the defaulting Partner under this Agreement shall not be compounded (but shall accrue as aforesaid).

         4.4 CAPITAL ACCOUNTS.

                  (a) Maintenance Rules. The Partnership shall maintain for each Partner a separate Capital Account in accordance with this Section 4.4. Each Capital Account shall be maintained in accordance with the following provisions:

                           (i) Such Capital Account shall be increased by the
                  cash amount or Book Value of any property contributed by such Partner to the Partnership pursuant to this Agreement, such Partner's allocable share of Profits and any items in the nature of income or gains which are specially allocated to such Partner pursuant to Section 5.2 and

                  Section 5.3 hereof, and the amount of any Partnership liabilities assumed by such Partner or which are secured by any property distributed to such Partner.

                           (ii) Such Capital Account shall be decreased by the
                  cash amount or Book Value of any property distributed to such Partner pursuant to this Agreement (except as payment with respect to a loan), such Partner's allocable share of Losses and any items in the nature of deductions or losses which are specially allocated to such Partner pursuant to Section 5.2 and Section 5.3 hereof, and the amount of any liabilities of the Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership.

                           (iii) In the event any interest in the Partnership is
                  transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest.

                           (iv) In determining the amount of any liability for
                  purposes of Sections 4.4(a)(i) and (ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

                           (v) The Capital Accounts of each Partner shall be
                  adjusted as provided in Regulations Section
                  1.704-1(b)(2)(iv)(j) to take into account any required basis adjustments with respect to Code Section 38 property.

         The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. If the Managing General Partner determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Regulations, the Managing General Partner may authorize such modifications, provided that it is not likely to have a material effect on the amounts otherwise distributable to any Person.

                  (b) Definition of Profits and Losses. "Profits" and "Losses" mean, for each fiscal year or other period, an amount equal to the Partnership's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

                           (i) Income of the Partnership that is exempt from
                  federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section 4.4(b) shall be added to such taxable income or loss.

                           (ii) Any expenditures of the Partnership described in
                  Code Section 705(a)(2)(B), or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits and Losses pursuant to this Section 4.4(b), shall be subtracted from such taxable income or loss.

                           (iii) If the Book Value of any partnership asset is
                  adjusted pursuant to Sections 4.4(c)(ii) through (c)(iv), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses.

                           (iv) Gain or loss resulting from any disposition of
                  property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value.

                           (v) In lieu of the deduction for depreciation, cost
                  recovery or amortization taken into account in computing such taxable income or loss, there shall be taken into account Book Depreciation as defined in this Section 4.4(b)(v). Except as may otherwise be provided in the Regulations, "Book Depreciation" for any asset means for any fiscal year or other period an amount that bears the same ratio to the Book Value of that asset at the beginning of such fiscal year or other period as the federal income tax depreciation, amortization or other cost recovery deduction allowable for that asset for such year or other period bears to the adjusted tax basis of that asset at the beginning of such year or other period. If the federal income tax depreciation, amortization or other cost recovery deduction allowable for any asset for such year or other period is zero, then Book Depreciation for that asset shall be determined with reference to such beginning Book Value using any reasonable method selected by the Managing General Partner.

                           (vi) Notwithstanding any other provision of this
                  Section 4.4(b), any items that are specially allocated pursuant to Section 5.2 or Section 5.3 shall not be taken into account in computing Profits and Losses.

                  (c) Definition of Book Value. "Book Value" means for any asset the asset's adjusted basis for federal income tax purposes, except as follows:

                           (i) The initial Book Value of any asset contributed
                  by a Partner to the Partnership shall be the gross fair market value of such asset, as determined by the Managing General Partner in its reasonable discretion.

                           (ii) The Book Values of all Partnership assets shall
                  be adjusted to equal their respective gross fair market values, as determined by the Managing General Partner in its reasonable discretion, as of the following times: (A) on the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis capital contribution if the Managing General Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; (B) on the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for an interest in the Partnership if the Managing General Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; and (C) on the liquidation of the Partnership within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations.

                           (iii) The Book Value of any Partnership asset
                  distributed to any Partner shall be the gross fair market value of such asset on the date of distribution.

                           (iv) The Book Values of Partnership assets shall be
                  increased (or decreased) to reflect any adjustment to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations and Section 5.2(d) hereof; provided, however, that Book Values shall not be adjusted pursuant to this Section 4.4(c)(iv) to the extent the Managing General Partner determines that an adjustment pursuant to Section 4.4(c)(ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 4.4(c)(iv).

                           (v) If the Book Value of an asset has been determined
                  or adjusted pursuant to Section 4.4(c)(i), 4.4(c)(ii), or 4.4(c)(iv) hereof, such Book Value shall thereafter be adjusted by the Book Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

         4.5 NEGATIVE CAPITAL ACCOUNTS.

                  If any Partner has a deficit balance in its Capital Account, such Partner shall have no obligation to restore such negative balance or to make any Capital Contribution to the Partnership by reason thereof, and such negative balance shall not be considered an asset of the Partnership or of any Partner.

         4.6 INTEREST.

                  No interest shall be paid by the Partnership on Capital Contributions or on balances in Capital Accounts. Nothing in this Section 4.6 is intended to limit payments of Class A Preference Amounts and Class B Preference Amounts to Partners as provided hereunder or on payments or contributions made by non-defaulting Partners pursuant to Sections 4.2 and 4.3 hereof.

         4.7 NO WITHDRAWAL.

                  No Partner shall be entitled to withdraw any part of its Capital Contributions or its Capital Account or to receive any distribution from the Partnership, except as provided in Section 6.1, Section 11.10 and Article XIII of this Agreement.

         4.8 LOANS FROM PARTNERS.

                  A Partner may advance funds to the Partnership upon the request of the Partnership with the consent of all of the Partners as to the terms thereof. Nothing in this Section 4.8 shall require the consent of all of the Partners to the Partnership's incurring indebtedness or similar obligations, including, without limitation, under secured and unsecured credit facilities of every kind or nature, with an Affiliate of a Partner, or otherwise, where such consent is not required under Section 7.2(a)(vi).


                                    ARTICLE V

                                   ALLOCATIONS

         5.1 ALLOCATIONS OF PROFITS AND LOSSES.

                  Profits, Losses and items thereof of the Partnership for each Fiscal Year (or other fiscal period) shall be allocated to the Partners in such manner that:

                  (a) the Adjusted Capital Account balances of all Partners with positive Adjusted Capital Account balances (after crediting or debiting Capital Accounts for Profits, Losses, items thereof, and allocations to Capital Accounts pursuant to all other provisions of this Article V for such Fiscal Year or other fiscal period) will correspond as closely as possible to the distributions that would result if an amount equal to the sum of (X) plus (Y) were distributed in accordance with Section 13.3(d)(iii) at the end of such Fiscal Year or other fiscal period where (X) equals the aggregate of the Adjusted Capital Account balances of all Partners with positive Adjusted

         Capital Account balances and (Y) equals the aggregate amount that would be required to be contributed by the Partners with negative Adjusted Capital Account balances (as determined pursuant to Section (b) below and without duplication for amounts taken into account under clause
         (ii) of the definition of Adjusted Capital Account). Allocations shall be made as if the Executives' respective interests in the Partnership were not subject to forfeiture pursuant to Section 11.13 hereof. Notwithstanding the foregoing, an Executive shall only be allocated Profits that are not attributable to a Capital Event only to the extent that such Profits reflect such Executive's entitlement to greater current or future distribution of Available Cash; and

                  (b) the Adjusted Capital Account balances of all Partners with negative Adjusted Capital Account balances (after crediting or debiting Capital Accounts for Profits, Losses, items thereof, and allocations pursuant to all other provisions of this Article V for such Fiscal Year or other fiscal period) will correspond as closely as possible to the manner in which economic responsibility for any such negative balances in connection with a liquidation of the Partnership at the end of such Fiscal Year or other fiscal period would be borne by the Partners under the terms of the Agreement or any collateral agreement.

                  (c) Limitation on Loss Allocations. The Losses allocated pursuant to Section 5.1(b) hereof and the next sentence of this Section 5.1(c) to any Partner for any Fiscal Year shall not exceed the maximum amount of Losses that may be allocated to such Partner without causing such Partner to have an Adjusted Capital Account Deficit at the end of such Fiscal Year. All Losses in excess of the limitation in this
         Section 5.1(c) shall be allocated solely to the other Partners in proportion to their respective Percentage Interests. If no other Partner may receive an additional allocation of Losses pursuant to the preceding sentence of this Section 5.1(c), such additional Losses not allocated pursuant to Section 5.1(b) of this Agreement or the preceding sentence shall be allocated solely to the Managing General Partner.

         5.2 SPECIAL ALLOCATIONS OF PROFITS AND LOSSES.

                  (a) Minimum Gain Chargeback--Partnership Nonrecourse Liabilities. If there is a net decrease in Partnership Minimum Gain during any Partnership taxable year, certain items of income and gain shall be allocated (on a gross basis) to the Partners in the amounts and manner described in Section 1.704-2(f) and (j)(2)(i) and (iii) of the Regulations, subject to the exemptions set forth in Section 1.704-2(f)(2), (3), (4) and (5) of the Regulations. This Section 5.2(a) is intended to comply with the minimum gain chargeback requirement (set forth in Section 1.704-2(f) of the Regulations) relating to Partnership nonrecourse liabilities (as defined in Section 1.704-2(b)(3) of the Regulations) and shall be so interpreted.

                  (b) Minimum Gain Chargeback--Partner Nonrecourse Debt. If there is a net decrease in Partner Minimum Gain during any Partnership taxable year, certain items of income and gain shall be allocated (on a gross basis) as quickly as possible to those Partners that had a share of the Partner Minimum Gain (determined pursuant to Section 1.704-2(i)(5) of the Regulations) in the amounts and manner described in Section 1.704-2(i)(4), (j)(2)(ii) and (iii) of the Regulations. This
         Section 5.2(b) is intended to comply with the minimum gain chargeback requirement (set forth in Section 1.704-2(i)(4) of the Regulations) relating to partner nonrecourse debt (as defined in Section 1.704-2(b)(4) of the Regulations) and shall be so interpreted.

                  (c) Qualified Income Offset. If, after applying Section 5.2(a) and Section 5.2(b), any Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain shall be specially allocated (on a gross basis) to each such Partner in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Partner as quickly as possible. This Section 5.2(c) is intended to comply with the "qualified income offset" requirement set forth in
         Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be so interpreted.

                  (d) Basis Adjustments. To the extent an adjustment to the tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

                  (e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other fiscal period shall be allocated: (i) first, among the Partners up to an amount equal to the sum of the Aggregate Net Profit Allocations for all of the Partners in proportion to their respective Aggregate Net Profit Allocations, and (ii) thereafter, among the Partners in proportion to their Percentage Interests.

                  (f) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions shall be allocated pursuant to Section 1.704-2(b)(4) and
         (i)(1) of the Regulations to the Partner who bears the economic risk of loss with respect to the deductions.

         5.3 CURATIVE ALLOCATIONS.

                  The allocations set forth in Section 5.1(c) and Section 5.2(a) through Section 5.2(f) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Partners that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss, or deduction pursuant to this
Section 5.3. Therefore, notwithstanding any other provisions of this Article V (other than the Regulatory Allocations), the Managing General Partner shall make such offsetting special allocations of Partnership income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Partner's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the Regulatory Allocations were not part of the Agreement and all Partnership items were allocated pursuant to Section 5.1(a) and (b) hereof. In exercising its discretion under this Section 5.3, the Managing General Partner shall take into account future Regulatory Allocations under Sections 5.2(a) and 5.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 5.2(e) and 5.2(f).

         5.4 TAX ALLOCATIONS: CODE SECTION 704(C).

                  (a) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Book Value (computed in accordance with Section 4.4(c)(i) hereof).

                  (b) If the Book Value of any Partnership asset is adjusted pursuant to Section 4.4(c)(ii) hereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall, solely for tax purposes, take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

                  (c) Any elections or other decisions relating to allocations made pursuant to this Section 5.4 shall be made by the Managing General Partner in any manner that reasonably reflects the purpose and intention of the Agreement. Allocations pursuant to this Section 5.4 are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Partner's Capital Account, or share of Profits, Losses, and other items or distributions pursuant to any provision of this Agreement.

         5.5 OTHER ALLOCATION RULES.

                  (a) For purposes of determining the Profits, Losses, or any other item allocable to any period, Profits, Losses, and any such other item shall be determined on a daily, monthly, or other basis, as determined by the Managing General Partner using any permissible method under Section 706 of the Code and the Regulations thereunder.

                  (b) For federal income tax purposes, every item of income, gain, loss, and deduction shall be allocated among the Partners in accordance with the allocations under Sections 5.1, 5.2, 5.3 and 5.4 of this Agreement.

                  (c) The Partners are aware of the income tax consequences of the allocations made by this Article V and hereby agree to be bound by the provisions of this Article V in reporting their shares of Partnership income and loss for income tax purposes.

                  (d) It is intended that the allocations in Sections 5.1, 5.2,
         5.3 and 5.4 of this Agreement effect an allocation for federal income tax purposes consistent with Section 704 of the Code and comply with any limitations or restrictions therein.

                  (e) The Partners agree that their Percentage Interests represent their respective interests in Partnership profits for purposes of allocating excess nonrecourse liabilities (as defined in Section 1.752-3(a)(3) of the Regulations) pursuant to Section 1.752-3(a)(3) of the Regulations.

         5.6 DEPRECIATION RECAPTURE.

                  Pursuant to Regulations Section 1.1245-1(e), to the extent the Partnership recognizes gain as a result of sale, exchange or other disposition of Partnership assets which is taxable as ordinary income under Code Section 1245 or Code Section 1250, such ordinary income shall be allocated among the Partners in the same proportion as the depreciation giving rise to such ordinary income was allocable among the Partners. In no event, however, shall any Partner be allocated to ordinary income hereunder in excess of the amount of gain allocated to the Partner under this Agreement. Any ordinary income that is not allocated to a Partner due to the gain limitation described in the previous sentence shall be allocated among those Partners whose shares of total gain on the sale, exchange or other disposition of the property exceed their respective shares of depreciation from those Partnership assets being disposed of, in proportion to their relative shares of the total allocable gain.


                                   ARTICLE VI

                                  DISTRIBUTIONS

         6.1 DISTRIBUTIONS.

                  (a) The Managing General Partner shall review the Partnership's accounts at the end of each calendar quarter to determine whether distributions are appropriate. On each Distribution Date (commencing with the second Fiscal Year quarter following the Effective Date hereof or, in the Managing General Partner's sole discretion, the first Fiscal Year quarter following the Effective Date hereof), the Managing General Partner shall make such distributions of, and to the extent of, Available Cash calculated as of the end of such Fiscal Year quarter, in accordance with Section 6.1(b) hereof.

                  (b) The distributions under this Section 6.1 are subject, first, to any and all of the Partnership's obligations to lenders, indebtedness or other obligations, including, without limitation, under secured or unsecured credit facilities of every kind and nature (which may include, among other things, additional interest obligations, exit fees, equity kickers and similar obligations or payments) and, second, to the applicability of Sections 4.2(b), 4.2(c), 4.3(b), 4.3(c), 13.3 or 13.4. Subject to the immediately preceding sentence, distributions of Available Cash shall be made to the Partners in the manner set forth below:

                           (i) With respect to Available Cash that does not
                  constitute net proceeds from a Capital Event:

                                    (A) First, to Partners entitled to receive
                           Class B Preference Amounts, any Undistributed Class B Preference Amounts, pro rata in proportion to their respective Undistributed Class B Preference Amounts;

                                    (B) Second, to Partners entitled to receive
                           Class A Preference Amounts, any Undistributed Class A Preference Amounts, pro rata in proportion to their respective Undistributed Class A Preference Amounts; and

                                    (C) Third, to Partners pro rata in
                           proportion to their respective Percentage Interests;

                           (ii) With respect to Available Cash constituting net
                  proceeds from a Capital Event:

                                    (A) First, to Partners entitled to receive
                           Class B Preference Amounts, any Undistributed Class B Preference Amounts, pro rata in proportion to their respective Undistributed Class B Preference Amounts;

                                    (B) Second, to Partners entitled to receive
                           Class A Preference Amounts, any Undistributed Class A Preference Amounts, pro rata in proportion to their respective Undistributed Class A Preference Amounts;

                                    (C) Third, (1) first, to Partners to the
                           extent of their respective Undistributed Class B Capital, pro rata in proportion to the Undistributed Class B Capital, if any, of all Partners, until such Undistributed Class B Capital is reduced to zero, (2) second, to Partners (other than the Executives) to the extent of their respective Undistributed Class A Capital, pro rata in proportion to the Undistributed Class A Capital, if any, of all Partners (other than the Executives), until such Undistributed Class A Capital is reduced to zero, and (3) third, to the Executives, to the extent of their respective Undistributed Class A Capital, pro rata in proportion to the Undistributed Class A Capital, if any, of all Executives, until such Undistributed Class A Capital is reduced to zero; provided, that, (x) the amount available to Partners under clause (1) hereof shall be equal to the lesser of (I) the amount available for distribution to Partners under this subsection
                           (C) and (II) Undistributed Class B Capital as of the date of the distribution (but before giving effect to a such distribution) invested in the Partnership's asset that is the subject of the Capital Event for which the proceeds are being distributed, and (y) the amount available to Partners under clauses (2) and (3) hereof shall be the difference between the amount available for distribution under this subsection (C) and the amounts paid to Partners under clause (1) hereof, but such amount shall not be less than zero;

                                    (D) Fourth, to the Partners, to the extent
                           of their respective Undistributed Tier 2 Capital, pro rata in proportion to their respective Undistributed Tier 2 Capital until the Undistributed Tier 2 Capital is reduced to zero; and

                                    (E) Fifth, to the Partners, pro rata in
                           proportion to their respective Percentage Interests.

                           (iii) Any incentive-based management fees payable
                  under property management agreements as described in Section
                  7.16 of this Agreement (i) shall be calculated based upon Available Cash prior to any distributions pursuant to Section 6.1(b) and (ii) shall be paid in the first Fiscal Year quarter of the following Fiscal Year (or such later date as the financial statements are available for the prior Fiscal Year pursuant to Article IX hereof) after any distributions pursuant to Sections 6.1(b)(i)(A) and (B), or Sections 6.1(b)(ii)(A) and (B), as applicable, and prior to any distributions pursuant to Sections 6.1(b)(i)(C), or Sections 6.1(b)(ii)(C), (D) or (E), as applicable; provided, however, that upon a Capital Event which results in the termination of a property management agreement described in Section 7.16 of this Agreement, any outstanding incentive-based management fees under such terminated property management agreement shall be payable upon distribution of proceeds of such Capital Event pursuant to Section 6.1(b)(ii) hereof.

                  (c) Class A Preference Amounts and Class B Preference Amounts are, by their terms, calculated on a Fiscal Year basis. Accordingly, Fiscal Year quarter distributions in any Fiscal Year shall be made based upon the Managing General Partner's reasonable calculation of such Preference Amounts on a quarterly basis. In the first Fiscal Year quarter of the following Fiscal Year (or such later date as the financial statements are available for the prior Fiscal Year pursuant to Article IX hereof) distributions for such prior Fiscal Year shall be adjusted as necessary in order for the Partners to receive their respective Preference Amounts in accordance with the terms hereof.

         6.2 PAYMENTS NOT DEEMED DISTRIBUTIONS.

                  Any amounts paid pursuant to Section 7.4, Section 7.11 or
Section 7.16(a) of this Agreement shall not be considered distributions for purposes of this Agreement and shall be treated as deductible items for tax purposes and for purposes of determining Profit or Loss of the Partnership.

         6.3 WITHHELD AMOUNTS.

                  (a) Notwithstanding any other provision of this Article VI to the contrary, each Partner hereby authorizes the Partnership to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Partnership with respect to such Partner as a result of such Partner's participation in the Partnership. If and to the extent that the Partnership shall be required to withhold or pay any such taxes, such Partner shall be deemed for all purposes of this Agreement to have received a payment from the Partnership as of the time such withholding or tax is paid, which payment shall be deemed to be a distribution with respect to such Partner's Partnership Interest to the extent that the Partner (or any successor to such Partner's Partnership Interest) is then entitled to receive a distribution.

                  (b) To the extent that the aggregate of such payments to a Partner for any period exceeds the distributions to which such Partner is entitled for such period, the amount of such excess shall be considered a loan from the Partnership to such Partner. Such loan shall bear interest (which interest shall be treated as an item of income to the Partnership) at the lesser of the maximum rate permitted by law or the rate of interest per annum most recently established by Citibank, N.A., in New York, New York, as such bank's general reference rate of interest (which rate may or may not be the lowest rate of interest then charged by such bank), as determined hereunder from time to time, until discharged by such Partner by repayment, which may be made in the sole discretion of the Managing General Partner out of distributions to which such Partner would otherwise be subsequently entitled.

                  (c) Any withholdings authorized by this Section 6.3 shall be made at the maximum applicable statutory rate under the applicable tax law unless the Managing General Partner shall have received an opinion of counsel or other evidence satisfactory to the Managing General Partner to the effect that a lower rate is applicable, or that no withholding is applicable.


                                   ARTICLE VII

                          MANAGEMENT OF THE PARTNERSHIP

         7.1 DESIGNATION AND AUTHORITY OF MANAGING GENERAL PARTNER AND GENERAL PARTNER.

                  (a) The Partners hereby designate CGLH GP as the managing general partner of the Partnership. The Partners hereby designate IHC GP as the general partner of the Partnership.

                  (b) The overall management and control of the business and affairs of the Partnership shall be vested in the Managing General Partner and the Managing General Partner shall have all of the power and authority of a general partner of the Partnership granted under the Act and pursuant to this Agreement. Except as otherwise provided in this Agreement and subject specifically to Section 7.2, all decisions concerning the management of the business and affairs of the Partnership and its assets shall be made exclusively by the Managing General Partner, in accordance with the objectives and purposes of the Partnership set forth in Section 3.1 hereof. The Managing General Partner shall be authorized to execute documents and take actions on behalf of the Partnership, in accordance with its power and authority granted under the Delaware Act and pursuant to this Agreement, which shall be binding on the Partnership and on which third parties shall be entitled to rely. The General Partner shall not take part in the control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name, or have the power to sign documents for or otherwise bind the Partnership other than as expressly set forth in this Agreement or as directed by the Managing General Partner in writing, and the General Partner shall have only the power and authority expressly granted it pursuant to this Agreement or by the Managing General Partner in writing. Without limiting the foregoing, the General Partner hereby disclaims any power or authority that may be granted to a general partner of a partnership pursuant to the Delaware Act that is not also granted to the General Partner under this Agreement or by the Managing General Partner in writing. Any grant of power or authority to the General Partner pursuant to this Agreement or by the Managing General Partner is non-exclusive and shall not divest the Managing General Partner of any such power or authority. Each of the Managing General Partner and the General Partner shall amend or otherwise modify its organizational and charter documents or take such other action to satisfy or comply with bankruptcy-remote, special purpose entity requirements of lenders, or other entities extending credit, to the Partnership or its Controlled or Non-Controlled Entities. The Partners agree that this Agreement and the Certificate may be amended or otherwise modified or such other action taken, as necessary to satisfy or otherwise comply with bankruptcy-remote, special purpose entity requirements of lenders, or other entities extending credit, to the Partnership or its Controlled or Non-Controlled Entities.

                  (c) Without in any way limiting the provisions of Section 7.1(b), the General Partner shall submit for approval by the Managing General Partner: (i) a proposed business plan within 60 days of the effective date of this Agreement for the current Fiscal Year; and (ii) thereafter, on or before November 1 of each year that this Agreement shall be in effect, a proposed business plan for the next succeeding Fiscal Year. If the General Partner shall fail timely to submit any such proposed business plan when due, the Managing General Partner may submit a business plan for the applicable Fiscal Year, and any costs incurred by the Managing General Partner in connection therewith shall be deducted from distributions to the General Partner under Section 6.1 hereof. Simultaneously with the submission of a proposed business plan to the Managing General Partner, the General Partner shall distribute copies of the proposed business plan (marked "proposed") to the other Partners for informational purposes. Each such business plan shall contain a proposed operating budget and a proposed capital budget for the Hotels and other, related assets, or interests in Hotels and other, related assets, presently owned and managed by the Partnership, a strategic plan for new acquisitions of Hotels and other, related assets, or interests in Hotels and other, related assets, and potential funding sources therefor. Each such business plan shall specify material assumptions contained therein. Each shall be sufficiently detailed so as to allow for the reasonable review thereof. The General Partner shall not be deemed to have made any guarantee, warranty or representation whatsoever, other than that the General Partner used good faith efforts in preparing such proposed plans and diligently reviewed and assessed the information provided by Hotel managers, in connection with such plans since the Partners acknowledge that such plans are intended to set forth reasonable performance objectives and goals based upon facts and circumstances known by the General Partner at the time of such plans' preparation. If an annual business plan is not approved prior to December 31 of the immediately preceding Fiscal Year, the Partnership shall be managed and operated in accordance with the approved annual business plan for such immediately preceding Fiscal Year with each expense item increased (but not decreased) by the average Consumer Price Index for all Urban Consumers for the immediately preceding calendar year as reported by the U.S. Department of Labor Bureau of Labor Statistics ("CPI") and each revenue item increased (but not decreased) by Market Tract RevPAR growth percentage for the immediately previous 12-month period, as published by Smith Travel Research, but in no event less than CPI.

         7.2 MAJOR DECISIONS.

                  (a) All Major Decisions with respect to the Partnership's business shall require the prior written approval of all the Partners other than the Executives. The term "Major Decision," as used in this Agreement, means any decision with respect to the following matters at any time:

                  (i) to do any act which would make it impossible to carry on the ordinary business of the Partnership;

                  (ii) to possess Partnership property for other than a Partnership purpose or assign any rights in specific Partnership property for other than a Partnership purpose;

                  (iii) to change or reorganize the Partnership into any other legal form or materially change the purpose of the Partnership set forth in Section 3.1 hereof;

                  (iv) to require any Limited Partner to make any contribution to the capital of the Partnership not provided for hereunder (it being understood that additional capital contributions (including, without limitation, those described in Sections 4.2 and 4.3 hereof) are expressly provided for hereunder);

                  (v) except as otherwise permitted herein, to admit any Person as a partner of the Partnership or transfer the obligation to make Class B Capital Contributions or the right to receive Class B Preference Amounts and Undistributed Class B Preference Amounts;

                  (vi) to permit the Partnership to incur any indebtedness, direct or indirect, absolute or contingent; provided, however, the Partners agree that: (A) the incurrence by the Partnership of any single indebtedness to any lender (an affiliate of a Partner or otherwise), on market terms, and secured by an interest in property of the Partnership, with a loan to value ratio of not greater than 0.85:1.00 shall not be a Major Decision, if the Partnership exercises commercially reasonable efforts to seek such indebtedness from more than one unaffiliated institution regularly engaged in the business of making loans secured by interests in real property; and (B) the incurrence by the Partnership of unsecured debt shall not be a Major Decision; or

                  (vii) to approve any acquisition by the Partnership of a Hotel or a direct or indirect interest in a Hotel.

         7.3 CERTIFICATE OF LIMITED PARTNERSHIP.

                  The Managing General Partner shall cause the Certificate to be filed with the Secretary of State of Delaware as required by the Delaware Act and shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of this Agreement) as may be determined by the Managing General Partner to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a limited partnership (or a partnership in which Limited Partners have limited liability) in the State of Delaware and in any other state where the Partnership may elect to do business.

         7.4 COMPENSATION AND REIMBURSEMENT OF MANAGING GENERAL PARTNER AND GENERAL PARTNER.

                  Neither the Managing General Partner nor the General Partner shall be compensated for services rendered to the Partnership as managing general partner or as general partner, as applicable, unless such compensation has previously been approved by all of the Partners. The Managing General Partner shall, however, be reimbursed by the Partnership for all reasonable expenditures incurred by the Managing General Partner on the Partnership's behalf. The General Partner shall be reimbursed by the Partnership for all reasonable expenditures incurred by the General Partner on the Partnership's behalf that have been approved in advance by the Managing General Partner.

         7.5 PARTNERSHIP FUNDS.

                  Subject to the terms and provisions of the management agreements entered into by the Partnership for the management of the Hotels and other, related assets, the funds of the Partnership shall be deposited in such interest-bearing Partnership account or Partnership accounts as are designated by the Managing General Partner. All withdrawals from or charges against such accounts shall be made by the Managing General Partner or by its representative. Funds of the Partnership may be invested as determined by the Managing General Partner in accordance with the terms and provisions of this Agreement.

         7.6 RETURN OF CAPITAL.

                  Neither the Managing General Partner nor the General Partner shall be entitled to the withdrawal or return of its Capital Contribution except to the extent, if any, that distributions made



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


pursuant to this Agreement or upon termination of the Partnership may be considered as such by law, and then only to the extent provided for in this Agreement.

         7.7 DUTIES.

                  The Managing General Partner shall manage the Partnership and its business and affairs in accordance with the terms of this Agreement to the best of its ability, and shall use its good faith efforts to carry out the business of the Partnership in the best interest of the Partnership. The Managing General Partner shall devote itself to the business of the Partnership to the extent that it determines is necessary for the efficient discharge of its obligations hereunder. To the extent that the General Partner acts for and on behalf of the partnership as expressly granted herein or by the Manager General Partner, the General Partner shall act to the best of its ability, and shall use its good faith efforts to carry out the business of the Partnership in the best interest of the Partnership. The General Partner shall devote itself to its duties to the extent that the General Partner determines is necessary for the efficient discharge of its duties.

         7.8 TRANSACTIONS WITH AFFILIATES.

                  Subject to the provisions of Section 7.2 hereof, the terms to the Partnership of any transaction, agreement or contract involving the Partnership with any Affiliate of a Partner shall be competitive with the terms of similar transactions, agreements or contracts obtained by persons in the same business as the Partnership in arms-length agreements with unrelated parties.

         7.9 OUTSIDE ACTIVITIES.

                  The provisions regarding outside activities of the Managing General Partner and the General Partner are set forth in Section 8.3 of this Agreement.

         7.10 RESOLUTION OF CONFLICTS OF INTEREST.

                  Unless otherwise expressly provided in this Agreement or any other agreement contemplated herein, whenever a conflict of interest exists or arises between the General Partner, or any of its Affiliates, or the Managing General Partner, or any of its Affiliates, on the one hand, and the Partnership or any Limited Partner, on the other hand, any action taken by the Managing General Partner or the General Partner, as the case may be, in the absence of bad faith by such entity, and in the case of the General Partner, pursuant to an express grant of authority under this Agreement or by the Managing General Partner in writing, shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or under the Delaware Act or any other applicable law, rule, or regulation unless such action would have constituted a breach of the Agreement in the absence of such conflict of interest.

         7.11 INDEMNIFICATION.

                  (a) The Partnership shall indemnify and hold harmless the Managing General Partner and General Partner and any director, officer, employee, agent, or representative of the Managing General Partner or the General Partner, against all liabilities, losses, and damages incurred by any of them by reason of any act performed or omitted to be performed in the name of or on behalf of the Partnership, or in connection with the Partnership's business, including attorneys' fees and any amounts expended in the settlement of any claims or liabilities, losses, or damages, to the fullest extent permitted by the Delaware Act, provided, that in the case of the General Partner, the General Partner has not exceeded its power and authority granted under this Agreement or by the Managing General Partner in writing. The negative disposition of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the indemnified Person has engaged in gross negligence, fraud, willful misconduct, or a material breach of this Agreement.

                  (b) The Partnership shall indemnify and hold harmless the Limited Partners, employee, agent, or representative of the Partnership, any Person who is or was serving at the request of the Partnership or the Managing General Partner as a director, officer, partner, trustee, employee, agent, or representative of another corporation, partnership, joint venture, trust, or other enterprise, to the fullest extent permitted by the Delaware Act. The negative disposition of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the indemnified Person has engaged in gross negligence, fraud, willful misconduct, or a material breach of this Agreement.

                  (c) Notwithstanding anything to the contrary contained in this
         Section 7.11, an indemnified Person shall not be entitled to indemnification under Section 7.11 with respect to any claim, issue or matter in which it has engaged in gross negligence, fraud, willful misconduct, or a material breach of this Agreement.

                  (d) Notwithstanding any of the provisions to this Section 7.11 to the contrary, no amount shall be paid to any indemnitee under this
         Section 7.11 until the obligations of the Partnership with respect to any indebtedness of the Partnership are paid or satisfied in full. However, if such indemnitee would otherwise be entitled to be paid pursuant to this Section 7.11 but for the preceding sentence, an amount of cash equal to the amount which would otherwise be paid to such indemnitee shall be held by the Partnership in an escrow account until such amounts may be paid to such indemnitee pursuant to this Section
         7.11 or as otherwise required to be paid to satisfy claims against the Partnership if there are no other available Partnership assets to pay such claims.

         7.12 LIABILITY OF MANAGING GENERAL PARTNER AND THE GENERAL PARTNER.

                  The Managing General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it under the Delaware Act and/or hereunder either directly or by or through its directors, officers, employees, agents, or representatives. The General Partner may exercise any of the powers expressly granted to it, and perform any of the duties expressly imposed upon it, under this Agreement or by the Managing General Partner in writing either directly or by or through its directors, officers, employees, agents, or representatives. Neither the Managing General Partner nor its directors, officers, employees, agents, or representatives shall be liable to the Partnership or the Limited Partners for errors in judgment or for any acts or omissions that do not constitute gross negligence, fraud, or willful or wanton misconduct. Neither the General Partner nor its directors, officers, employees, agents, or representatives shall be liable to the Partnership or the Limited Partners for errors in judgment or for any acts or omissions with respect to matters within its power and authority expressly granted under this Agreement or by the Managing General Partner in writing, that do not constitute gross negligence, fraud, or willful or wanton misconduct.

         7.13 RELIANCE BY MANAGING GENERAL PARTNER AND THE GENERAL PARTNER.

                  (a) Each of the General Partner and the Managing General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

                  (b) Each of the Managing General Partner and the General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, and other consultants and advisers selected by it, and any opinion of any such Person as to matters which the Managing General Partner or the General Partner, as the case may be, believes to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Managing General Partner or the General Partner, as the case may be, hereunder in good faith and in accordance with such opinion.

         7.14 INSURANCE.

                  The General Partner, on behalf of the Partnership and at the Partnership's cost and expense, shall, during the entire term hereof, obtain, maintain and keep in full force and effect, such insurance coverage as the Managing General Partner reasonably deems advisable.

         7.15 ACQUISITION OF REAL PROPERTY; INVESTMENT BANKING; FINANCING.

                  (a) The Partnership intends to acquire, directly or through Controlled Entities and non-Controlled Entities, Hotels and other, related assets or interests in Hotels and other, related assets with an aggregate Value of $300,000,000.00. The Partnership shall not fail in its purposes if the aggregate Value of such Hotels and other, related assets or interests in Hotels and other, related assets is less than, greater than or equal to, $300,000,000.00, and the power and authority of the Partnership and the Managing General Partner hereunder shall in no way be diminished or otherwise affected thereby.

                  (b) Notwithstanding any provision in this Agreement to the contrary, the Managing General Partner is hereby authorized, on behalf of the Partnership and at the Partnership's cost and expense, to enter into negotiations for acquisitions of Hotels and other, related assets and interests in Hotels and other, related assets, investigate potential funding sources for such acquisitions and retain an investment bank or similar financial institution (a "Financial Institution") to provide investment banking, advisory, underwriting or other services in connection with the acquisition or disposition of Hotels and/or other, related assets and interests in Hotels and other, related assets, and any public offering of securities of the Partnership or its Controlled Entities (and non-Controlled Entities) or any secondary offering of securities of the Partnership or its Controlled Entities (and non-Controlled Entities) (collectively, the "Investment Banking Services"). The Managing General Partner, in its discretion, may direct the General Partner to enter into negotiations for the acquisitions of Hotels and other, related assets and to investigate potential funding sources for such acquisitions. For the purposes of Section 7.2, the right to negotiate pursuant to this Section shall not be deemed an implied consent to the consummation of any proposed transaction that may be the subject of such negotiation.

                  (c) If the Partnership seeks to retain a Financial Institution other than Lehman Brothers Holdings Inc., or any of its affiliates or its subsidiaries (collectively, "Lehman Brothers"), the Partnership shall deliver written notice of such intended retention of another Financial Institution (the "Notice") to a Senior Vice President of the Principal Transactions Group of Lehman Brothers, setting forth the identity of such other Financial Institution, the nature of the engagement or Investment Banking Services sought and offered, a description (including timing) of the contemplated transaction(s), and the fees charged by, or payable to, such Financial Institution. For a period of fifteen days after the date that Lehman Brothers shall have received such notice, Lehman Brothers shall have the right to advise the Partnership that Lehman Brothers will perform such Investment Banking Services on the terms set forth in the Notice; provided, however, that if the fees to be paid such Financial Institution are less than the market rate fees charged for the contemplated transaction, the fees payable to Lehman Brothers shall be the market rate fees. The Partners agree, for the purposes of this Agreement, that listed on Exhibit C annexed hereto and made a part hereof are market rate fees for the types of transactions described thereon. If Lehman Brothers declines the engagement set forth in the Notice, the Partnership may engage (i) the Financial Institution set forth in the Notice on the terms set forth therein or (ii) such other Financial Institution to provide the Investment Banking Services set forth in the Notice in connection with the contemplated transaction(s) described therein for fees not in excess of market rate fees. Lehman Brothers shall be a third party beneficiary of this Section and shall have the right to enforce the terms of this Section to their fullest extent.

                  (d) For so long as CGLH GP is the Managing General Partner, CGLH GP shall use its good faith efforts to obtain, on behalf of the Partnership, equity and/or debt financing for the acquisition of Hotels and other, related assets, on market terms.

         7.16 MANAGEMENT OF THE REAL PROPERTY.

                  (a) The Corporation shall have the option to manage, or have one or more of its Affiliates manage, the Hotels and other, related assets owned by the Partnership or its Controlled Entities pursuant to one or more property management agreements, which management agreements shall be substantially in the form annexed hereto as Exhibit D (the Corporation, or one or more Affiliates in its capacity as manager, the "Manager"). The Partners agree that the terms of such form property management agreement are subject to modification in connection with the specific requirements and financial performance of a particular Hotel and its other, related assets, which modifications shall be agreed upon before the acquisition of such Hotel and its other, related assets. For the management of a Hotel and its other, related assets, Manager shall be entitled to receive an annual base management fee and an incentive based management fee, on terms and conditions provided in the property management agreement covering such Hotel and other, related assets. In addition to any other terms and conditions set forth in any such management agreement, any incentive based management fee shall be payable only after the Partners have been paid their respective Class A Preference Amounts and Class B Preference Amounts in accordance with
         Section 6.1(b) hereof. Each property management agreement shall provide that the Manager shall not have the right to receive termination payments or fees for the termination of a property management agreement upon the sale, transfer or other disposition of the subject Hotel (and its other, related assets) if the original acquisition of such Hotel (and its other, related assets) was identified by the Partnership, a Controlled Entity or a non-Controlled Entity, prior to the acquisition thereof as a short-term acquisition. In addition, each property management agreement shall provide that the payment of termination payments or fees, if any, for the termination of a property management agreement upon the sale, transfer or other disposition of the subject Hotel (and its other, related assets) may be deferred (without interest, premium or penalty) for one year from the termination of such property management agreement and, no termination payments or fees shall be due under the terminated property management agreement if, at or before the end of such one-year period, the Partnership, a Controlled Entity or a non-Controlled Entity enters into another property management agreement, in substantially the same form of property management agreement as the agreement being terminated, with such Manager or such Manager's Affiliate covering a Hotel (and its other, related assets), and the ratio of management fees payable under such other property management agreement to the Class B Capital Contributions invested in such Hotel (and its other, related assets) is equal to or greater than such ratio with respect to the terminated property management agreement and the related Hotel (and other, related assets). In addition, each property management agreement with a Manager shall provide that, upon the occurrence of an event described in
         Section 4.3(c), the Manager shall look to the defaulting IHC Partner for payment of the applicable termination payments or fees, if any. Nothing set forth in this Section 7.16 shall affect the rights of IHC GP and IHC LP under Section 7.2 of this Agreement.



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


                  (b) For so long as CGLH LP, or its affiliate, shall remain a partner of the Partnership, the Partnership shall retain CG Asset Management Company LLC as the asset manager of the Hotels and other, related assets pursuant to an Asset Management Agreement substantially in the form annexed hereto as Exhibit E.


                                  ARTICLE VIII

                   RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

         8.1 LIMITATION OF LIABILITY.

                  The Limited Partner shall have no liability under this Agreement except as provided herein or under the Delaware Act.

         8.2 MANAGEMENT OF BUSINESS.

                  The Limited Partner shall not take part in the control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name, or have the power to sign documents for or otherwise bind the Partnership other than as specifically set forth in this Agreement. Notwithstanding anything stated or implied to the contrary in this Agreement, neither of the Executives shall have any voting, consent or approval rights as a limited partner of this Partnership or otherwise under this Agreement, the Delaware Act or otherwise, and each of the Executives hereby disclaims any such rights to the fullest extent permitted by law. If an Executive shall nevertheless have voting, consent or approval rights with respect to Partnership affairs under this Agreement, the Delaware Act or otherwise, such Executive shall, in consideration of the rights and interests granted hereunder, be deemed to have irrevocably appointed the Managing General Partner, as his true and lawful proxy and attorney-in-fact, with full power of substitution and re-substitution, to exercise any and all such rights, effective for the term of the Partnership (including any extensions thereof and the term of any wind-up following dissolution). Nothing herein shall preclude an Executive from requesting an audit pursuant to Section 9.3 hereof or reviewing the books and records of the Partnership in accordance with the terms hereof. The Executives shall execute such further documentation as the Managing General Partner may reasonably deem necessary to evidence such irrevocable proxies. Notwithstanding anything contained in the Agreement to the contrary, this Agreement shall not be amended without the consent of each Person materially and adversely affected if such amendment would (i) convert a Limited Partner's Partnership Interest into a General Partner's Partnership Interest, (ii) modify the limited liability of a Limited Partner, or (iii) alter the interest of a Partner in Profits, Losses, other items of income, gain, loss and deduction, or any Partnership distributions, but only to the extent that such amendment has a disproportionately larger adverse effect on such Person as compared with the other Partners.

         8.3 OUTSIDE ACTIVITIES.

                  A Partner (including the Managing General Partner and the General Partner) or any Affiliate thereof, and any director, officer, employee, agent, or representative of such Partner or any Affiliate thereof, shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership. Neither the Partnership nor any of the other Partners (including the Managing General Partner and the General Partner) shall have any rights by virtue of this Agreement in any business ventures of a Partner, any Affiliate thereof, or any director, officer, employee, agent, or representative of such Partner or any Affiliate thereof.



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


         8.4 RETURN OF CAPITAL.

                  The Limited Partner shall not be entitled to the withdrawal or return of its Capital Contribution except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement.


                                   ARTICLE IX

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

         9.1 RECORDS AND ACCOUNTING.

                  The Managing General Partner shall keep or cause to be kept appropriate books and records with respect to the Partnership's business, which shall at all times be kept at the principal office of the Partnership or such other office as the Managing General Partner may designate for such purposes. Any books and records maintained by the Partnership in the regular course of its business, including books of account and records of Partnership proceedings, may be kept on any information storage device, provided that the books and records so kept are convertible into clearly legible written form within a reasonable period of time. The General Partner shall at no cost to the Partnership provide day-to-day accounting services to the Partnership and its Controlled Entities, and shall prepare financial and other reports reasonably requested by the Managing General Partner. The books of the Partnership shall be maintained for financial reporting purposes on the method of accounting approved by the Managing General Partner in its reasonable discretion.

         9.2 FISCAL YEAR.

                  The fiscal year of the Partnership shall be the calendar year (or relevant portion thereof with respect to the first and last years of the Partnership) (the "Fiscal Year") for tax, accounting and other purposes.

         9.3 REPORTS.

                  The General Partner shall deliver to each Partner, at the Partnership's expense, not later than 90 days following the end of each Fiscal Year, a balance sheet, an income statement, and an annual statement of source and application of funds of the Partnership for such Fiscal Year. In addition to any and all other reports and business plans required hereunder, the General Partner shall deliver to the Managing General Partner such reports as set forth on Exhibit F hereof. The General Partner shall deliver to the Managing General
Partner: (i) weekly reports listed on Exhibit F hereof within seven days following the end of such weekly period; (ii) monthly reports listed on Exhibit F hereof within 30 days following the end of such monthly period; and (iii) annual reports listed on Exhibit F hereof within 90 days following the end of such annual period. Such reports shall be available to Partners upon request. Upon the request of a Majority Interest, such financial statements shall be audited at Partnership expense by a firm of independent public accountants selected by the Managing General Partner.



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                                    ARTICLE X

                                   TAX MATTERS

         10.1 PREPARATION OF TAX RETURNS.

                  The General Partner, under the supervision of the Managing General Partner, shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items necessary for federal, state and local income tax purposes and, in connection therewith, the Managing General Partner shall make available to the General Partner Partnership records necessary therefor. A copy of the Partnership's federal income tax return will be furnished to all Partners at least 15 days before such tax return is actually filed for their review and comment (the Managing General Partner shall consider and may incorporate reasonable comments made by the Partners), but in no event later than 120 days after the end of each Fiscal Year. The classification, realization and recognition of income, gains, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes, as the Managing General Partner shall determine in accordance with applicable law. The Managing General Partner in its sole discretion may pay state and local income taxes attributable to operations of the Partnership and treat such taxes as an expense of the Partnership. The Managing General Partner shall promptly (i) send to each Partner on a quarterly basis an estimate of the taxable income of such Partner,
(ii) send to each Limited Partner copies of all notices and other written documents sent to or received from any taxing authority, (iii) consult with each Limited Partner before making or implementing any material tax election or other material tax decision affecting the Partnership or any Partner or the defense, resolution or settlement of any material tax controversy described in Section
10.3 and (iv) furnish to each Limited Partner copies of each of the federal, state and local income tax returns at least 15 days prior to the filing thereof, and such other tax and related information it may reasonably request from time to time.

         10.2 TAX ELECTIONS.

                  (a) Except as otherwise provided herein, the Managing General Partner shall determine whether to make any election available to the Partnership under the Code. In connection with any transfer of a Partnership Interest permitted under Article XI hereof, the Managing General Partner shall cause the Partnership at the written request of the transferor or transferee, on behalf of a Partnership and at the time and in the manner provided in Regulations Section 1.754-1(b), to make an election to adjust the basis of the Partnership's property in the manner provided in Sections 734(b) and 743(b) of the Code, and such transferee shall pay all costs incurred by the Partnership in connection therewith, including reasonable attorney's and accountant's fees.

                  (b) Each of the Executives shall make a timely election under
         Section 83(b) of the Code with respect to income from the Partnership.


         10.3 TAX CONTROVERSIES.

                  Subject to the provisions hereof, CGLH GP is designated the "tax matters partner" (as defined in Section 6231 of the Code), and is authorized and required to represent the Partnership, at the Partnership's expense, in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with CGLH GP in connection with such proceedings. Notwithstanding the above, CGLH GP shall not extend the statute of limitations with respect to any taxable years of the Partnership without the consent of all the Partners.



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


         10.4 ORGANIZATIONAL EXPENSES.

                  The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a 60-month period as provided in Section 709 of the Code.

         10.5 TAXATION AS A PARTNERSHIP.

                  No election shall be made by the Partnership or any Partner for the Partnership to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.


                                   ARTICLE XI

                       TRANSFERS OF PARTNERSHIP INTERESTS

         11.1 TRANSFER RESTRICTIONS.

                  (a) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in Sections 11.2, 11.3, 11.4, 11.5, 11.6, 11.7, 11.8, 11.9 and 11.10.

                  (b) Any transfer or purported transfer of any Partnership Interest not made in accordance with this Article XI shall be null and void. An alleged transferee shall have no right to require any information or account of the Partnership's transactions or to inspect the Partnership's books. The Partnership shall be entitled to treat the alleged transferor of a Partnership Interest as the absolute owner thereof in all respects, and shall incur no liability to any alleged transferee for distributions to the Partner owning such Partnership Interest of record or for allocations of income, gain, losses, deductions or credits or for transmittal of reports and notices required to be given to holders of Partnership Interests. The term "transfer," when used in this Article XI with respect to a Partnership Interest, includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange, or any other disposition or transfer, whether voluntarily or by operation of law, at judicial sale or otherwise. Neither the Partnership nor the Managing General Partner shall keep a register of transfers of interests in the Partnership. A transfer of a Controlling interest in IHC GP and/or IHC LP, or any of its successors or assigns, shall be deemed a transfer by such Partner, or such successor or assign, of a Partnership Interest in the Partnership and subject to the restrictions hereof.

         11.2 TRANSFERS OF INTERESTS BY MANAGING GENERAL PARTNER.

                  The Managing General Partner may transfer all or a portion of its Partnership Interest to any Person only after first obtaining the approval of all of the Limited Partners other than the Executives (which approval may be withheld in each such Limited Partner's sole and absolute discretion); provided, however, that the consent of such Limited Partners shall not be required for a transfer of the Managing General Partner's Partnership Interest: (a) as collateral security for the indebtedness of an Affiliate of such Managing General Partner; (b) to an Affiliate of the Managing General Partner, an Affiliate of Sherwood M. Weiser, Karim Alibhai, Mahmood Khimji or an Affiliate of, or investment fund or other vehicle sponsored by, Lehman Brothers; or (c) pursuant to Sections 11.8, 11.9 and 11.10 of this Agreement. Any permitted transfer by the Managing General Partner of its Partnership Interest under this
Section 11.2 shall not constitute a withdrawal of the Managing General Partner under Article XII, Section 13.1(b), or any other provision of this Agreement. If any such transfer is deemed to constitute a withdrawal under such provisions or otherwise and results in the dissolution of the Partnership under this Agreement or the laws of any jurisdiction to which the Partnership or this Agreement is subject, the

Partners hereby unanimously consent to the reconstitution and continuation of the Partnership immediately following such dissolution, pursuant to Section 13.2 of this Agreement.

         11.3 TRANSFERS OF INTERESTS BY GENERAL PARTNER.

                  The General Partner may transfer all, but not less than all, of its Partnership Interest to any Person only after first obtaining the approval of the Managing General Partner (which approval may be withheld in the Managing General Partner's sole and absolute discretion); provided, however, that the consent of the Managing General Partner shall not be required for a transfer pursuant to Sections 11.8 and 11.10 of this Agreement. Any permitted transfer by the General Partner of its Partnership Interest under this Section
11.2 shall not constitute a withdrawal of the General Partner under Article XII,
Section 13.1(b), or any other provision of this Agreement. If any such transfer is deemed to constitute a withdrawal under such provisions or otherwise and results in the dissolution of the Partnership under this Agreement or the laws of any jurisdiction to which the Partnership or this Agreement is subject, the Partners hereby unanimously consent to the reconstitution and continuation of the Partnership immediately following such dissolution, pursuant to Section 13.2 of this Agreement.

         11.4 TRANSFER OF INTERESTS OF LIMITED PARTNER.

                  The Partnership Interests of IHC LP or the Executives, and any of its successors or assigns, may not be transferred except: (a) if such Partner, and any of its successors or assigns, is a natural person, by act of law to his estate (for the benefit of an individual or other successor in interest) or to the heir or legatee of such deceased individual; (b) if such Partner, and any of its successors or assigns, is not an individual, upon the adjudication of bankruptcy, dissolution or other cessation of its existence, to the authorized representative thereof for the purpose of effecting the winding up and disposition of the business of such entity; (c) to any other Person with the prior written consent of the Managing General Partner and all of the Limited Partners other than the Executives, which consent may be withheld in the sole and absolute discretion of such Partners; (d) pursuant to the provisions of Sections 11.8 and 11.10; and (e) in the case of the Executives, pursuant to
Section 11.12. Subject to the provisions of Sections 11.8, and 11.10, the Partnership Interests of CGLH LP, and any of its successors or assigns, may be transferred, in whole or in part, at the discretion of CGLH LP, or such successor or assign.

         11.5 ADDITIONAL LIMITATIONS ON TRANSFERS OF LIMITED PARTNERSHIP INTERESTS.

                  The Managing General Partner may require, as a condition to any transfer of a Partnership Interest of a Partner, that, in the Managing General Partner's reasonable determination: (a) the transfer will not jeopardize the treatment of the Partnership as a partnership not treated as a corporation for federal income tax purposes; (b) the transfer will not result in or cause a termination of the Partnership for federal income tax purposes; and (c) the transfer will not violate the registration requirements of applicable securities laws or cause any prior offer and sale of Partnership Interests to violate such requirements. The Managing General Partner may also require the proposed transferee to deliver to the Partnership acceptable representations and warranties respecting its status under applicable securities laws and its investment intent with respect to the Partnership Interest, and may require the transferor and transferee to supply such other documentation as the Managing General Partner may deem advisable in its sole discretion.

         11.6 DISTRIBUTIONS AND ALLOCATIONS IN RESPECT OF TRANSFERRED PARTNERSHIP INTERESTS.

                  If any Partnership Interest is transferred during any Fiscal Year in compliance with the provisions of this Article XI, Profits, Losses, and all other items attributable to the transferred interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code
Section 706(d), using any
conventions permitted by law, selected by the Managing General Partner in its reasonable discretion. All distributions on or before the date of such transfer shall be made to the transferor. Solely for purposes of making such allocations and distributions, the Partnership shall recognize such transfer not later than the end of the calendar month during which it is given notice of such transfer, provided that if the Partnership does not receive a notice stating the date such Partnership Interest was transferred and such other information as the Managing General Partner may reasonably require within 30 days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made, to the person who, according to the books and records of the Partnership, on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Partnership Interest. Neither the Partnership nor any Partner shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 11.6, whether or not any Partner or the Partnership has knowledge of any transfer of ownership of any Partnership Interest.

         11.7 ADMISSION OF SUBSTITUTE OR SUCCESSOR PARTNERS.

                  (a) Admission of Substitute Limited Partners. A transferee (which may be the heir or legatee of the Limited Partner) or assignee of the Limited Partner's Partnership Interest, or Person acquiring a Partnership Interest pursuant to any foreclosure made upon any permitted pledge or hypothecation of such Partnership Interest, shall be entitled to receive the distributive share of the Partnership's Profits, Losses, income, gains, losses, deductions, and credits attributable to such Partnership Interest. To become a substitute Limited Partner, such transferee, assignee, heir, or legatee must be acceptable to the Managing General Partner in the Managing General Partner's sole and absolute discretion. If acceptable to the Managing General Partner, such transferee, assignee, heir, or legatee shall execute a counterpart of this Agreement, thereby agreeing to be bound by the terms hereof as a Limited Partner with respect to the Partnership Interest so transferred. Upon admission of a substitute Limited Partner, such Limited Partner shall be subject to all of the restrictions applicable to, shall assume all of the obligations of, and shall attain the status of a Limited Partner under and pursuant to this Agreement with respect to the Partnership Interest held by such Limited Partner.

                  (b) Admission of Successor Managing General Partner. A successor Managing General Partner selected pursuant to Section 13.2 of this Agreement or the permitted transferee of or successor to the Partnership Interest of the Managing General Partner pursuant to
         Section 11.2 of this Agreement shall be admitted to the Partnership as the Managing General Partner, effective as of the date of the withdrawal or removal of the predecessor Managing General Partner or the date of transfer of such predecessor's Partnership Interest.

                  (c) Admission of Successor General Partner. A successor General Partner selected pursuant to Section 13.2 of this Agreement or the permitted transferee of or successor to all of the Partnership Interest of the General Partner pursuant to Section 11.3 of this Agreement shall be admitted to the Partnership as the General Partner, effective as of the date of the withdrawal or removal of the predecessor General Partner or the date of transfer of such predecessor's Partnership Interest.

                  (d) Action by Managing General Partner. In connection with the admission of any substitute Limited Partner, successor General Partner or successor Managing General Partner, the Managing General Partner shall have the authority to take all such actions as it deems necessary or advisable in connection therewith, including the amendment of Exhibit A to this Agreement and the execution and filing with appropriate authorities of any necessary documentation.



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


         11.8 BUY-SELL PROVISION.

                  (a) If a Partner wishes at any time after the Buy-Sell Date, for any reason or for no reason, to purchase the Partnership Interests of another Partner or other Partners (for the purposes of this Section 11.8, the "Offering Partner"), the following procedure shall apply to such proposed purchase:

                           (i) The Offering Partner shall give notice (the
                  "Buy-Sell Notice") to the Partner or Partners whose Partnership Interests the Offering Partner seeks to purchase (individually or collectively, the "Receiving Partner") specifying a gross value (i.e., without taking into account liabilities) (the "Stated Value") attributable to all of the assets of the Partnership. The Buy-Sell Notice must be delivered with the words "Confidential/Urgent" clearly visible from the exterior of the container in which the Buy-Sell Notice is contained and must expressly alert the Receiving Partner to the duration of the Response Period (as defined below). Delivery shall be in accordance with the notice provisions of this Agreement.

                           (ii) The Receiving Partner shall have the options (A)
                  to require that the Offering Partner purchase all of the Partnership Interests of the Receiving Partner and the Partnership Interests of its Affiliates; or (B) to elect to purchase the Offering Partner's Partnership Interest and those of its Affiliates. If the Receiving Partner elects to purchase the Offering Partner's Partnership Interest and those of the Offering Partner's Affiliates or require the purchase of all of its Partnership Interests and its Affiliate's Partnership Interests, the Receiving Partner shall so notify the Offering Partner in writing within 30 days from the receipt of the Buy-Sell Notice (the "Response Period") and, in the case of the election to acquire the Offering Partner's Partnership Interests and those of its Affiliates, the Partnership Interests being acquired shall be those of the Offering Partner and its Affiliates. The Partner purchasing the Partnership Interests of other Partner(s) pursuant to this
                  Section 11.8 shall be the "Buying Partner" and the Partner(s) selling Partnership Interests pursuant to this Section 11.8 shall be the "Selling Partner". Unless the Receiving Partner responds within the Response Period that it will be the Buying Partner or requiring the purchase of the Partnership Interests of its Affiliates, (A) the Offering Partner will be the Buying Partner, (B) the Receiving Partner will be the Selling Partner and (C) the Partnership Interests being acquired shall be only those set forth in the Buy-Sell Notice.

                           (iii) Within 75 days after the Buy-Sell Notice has
                  been given, the Buying Partner shall pay to the Selling Partner (and, if applicable, the Selling Partner's Affiliates in this Partnership), in full payment for its (and, if applicable, their) interest(s) in this Partnership, the amounts that such Selling Partner (and, if applicable, the Selling Partner's Affiliates in this Partnership) would have received if the assets of the Partnership had been sold for an amount equal to the Stated Value on the date of such payment, Profit, Loss, and other items of income, gain, loss or deduction were allocated among the Partners in accordance with this Agreement and the proceeds of such sale (net of liabilities that would have been paid out of such proceeds, including without limitation any amounts due to a Partner (and, if applicable, the Selling Partner's Affiliates in this Partnership), if such sale had actually occurred) were distributed in accordance with the provisions of this Agreement.

                           (v) If the Receiving Partner elects to be the Buying
                  Partner but fails to complete the transaction as described above, the Offering Partner shall be entitled to be the Buying Partner as described above.



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


                           (vi) The purchase price to be paid under this Section
                  11.8 shall be payable entirely in cash at the closing of the sale of interests. The Selling Partner shall represent to the Buying Partner that the Partnership Interests being sold are free and clear of liens other than those liens in connection with guaranties of the Partnership's indebtedness or otherwise pursuant to Article XI hereof. Upon the Buying Partner's tender of payment of the purchase price, including, without limitation, by wire transfer or delivery of a certified check to the Selling Member's address on the records of the Partnership, the Selling Partner (and, if applicable, the Selling Partner's Affiliates in this Partnership) shall be deemed to have transferred its (or, if applicable, their) Partnership Interest(s) and shall cease to be a Partner (or, if applicable, Partners) of this Partnership (or to have any economic or other interest therein).

                           (vii) Notwithstanding anything to the contrary
                  herein, an Executive may only be a Buying Partner with the consent of all of the other Partners.

         11.9 RIGHT TO REQUIRE SALE.

                  (a) Upon, and for the two-year period after, the occurrence of a Change in Control, CGLH LP and CGLH GP shall have the right to require IHC to purchase all, but not less than all, of the Partnership Interests held by such entity(ies) for cash at the purchase price determined pursuant to Section 11.9(b) hereof. Such right shall be exercised by delivery of a written notice by CGLH LP and CGLH GP to IHC GP and IHC LP, respectively, that CGLH LP and CGLH GP elects to exercise their right under this Section 11.9. The date of such notice shall be the "Put Date".

                  (b) The purchase price to be paid shall be equal to the total amount, determined as of the Put Date, that a willing buyer would pay to a willing seller for CGLH LP's and CGLH GP's Partnership Interests, taking into account assumed liabilities, determined as a whole and in the context of the Partnership as a going concern in an arm's length, negotiated transaction without undue time constraints (the "Purchase Price"). In determining the Purchase Price, no discounts for lack of control or lack of marketability shall be applied. The Purchase Price shall be determined jointly by CGLH GP and CGLH LP, on the one hand, and IHC, on the other hand. If there is a dispute between these parties as to the Purchase Price (which dispute remains unresolved for 10 Business Days), such dispute shall be submitted for final determination to a mutually acceptable investment banking firm of national reputation familiar with the valuation of companies in the hospitality and lodging industry ("Investment Banking Firm"). In the event that these parties cannot agree on a mutually acceptable Investment Banking Firm within 10 Business Days, CGLH GP and CGLH LP, on the one hand, and IHC GP and IHC LP, on the other hand, shall each select one Investment Banking Firm, and shall cause such firms to promptly select a third Investment Banking Firm within five Business Days. The three Investment Banking Firms so selected shall, by majority vote, render their final determination as promptly as practicable and in any event within 20 Business Days, which determination shall be final and binding on the parties. The fees and expenses of any such determination shall be borne by equally by CGLH GP and CGLH LP, on the one hand, and IHC GP and IHC LP, on the other hand.

                  (c) Upon the closing of the sale under this Section 11.9, CGLH LP and CGLH GP shall thereupon cease to be Partners of the Partnership (or to have any economic or other interest therein).

         11.10 TAG-ALONG RIGHT.

                  (a) In connection with the sale or syndication of any of CGLH GP's and/or CGLH LP's Partnership Interests to an unrelated third party (a "Sale"), IHC LP, IHC GP and the

         Executives shall be afforded the opportunity to participate in such Sale as and to the extent provided in this Agreement. At least twenty
         (20) days prior to the consummation of the Sale, CGLH shall send a written notice (a "Sale Notice") to IHC LP, IHC GP and the Executives setting forth the terms of the Sale, including the percentage of Partnership Interests being transferred and the purchase price offered by such unrelated third party. IHC LP, IHC GP and the Executives shall have twenty days from the date of the Sale Notice (the "Notice Period") within which to exercise the right to participate in the Sale. Each of IHC GP and IHC LP shall have the right to transfer such portion of its Partnership Interests as relates to its Class A Capital Contributions equal to the same percentage as being transferred by CGLH GP and/or CGLH LP (the "IHC Tag-Along Interest"). Each Executive shall have the right to transfer such portion of such Executive's Partnership Interest equal to the same percentage as being transferred by CGLH GP and/or CGLH LP(an "Executive Tag-Along Interest"). Neither the IHC Tag-Along Interest nor an Executive Tag-Along Interest shall include any interests or amounts related to Class B Capital Contributions, Undistributed Class B Capital, Class B Preference Amounts or Undistributed Class B Preference Amounts and no such interests or amounts shall be included in the consideration paid (or the calculation thereof) in respect of the IHC Tag-Along Interest or an Executive Tag-Along Interest. If IHC LP, IHC GP shall elect to participate in the Sale, it (or they) shall receive, as consideration therefor, the product of: (i) the purchase price set forth in the Sale Notice and
         (ii) the fraction, (A) the numerator of which is the IHC Tag-Along Interest, and (B) the denominator of which is the sum of (1) CGLH GP's and/or CGLH LP's Partnership Interests being transferred pursuant to the Sale and (2) the IHC Tag-Along Interest. If an Executive shall elect to participate in the Sale, he shall receive, as consideration therefor, the product of: (i) the purchase price set forth in the Sale Notice and (ii) the fraction, (A) the numerator of which is his Executive Tag-Along Interest, and (B) the denominator of which is the sum of (1) CGLH GP's and/or CGLH LP's Partnership Interests being transferred pursuant to the Sale and (2) such Executive Tag-Along Interest.

                  (b) If: (i) IHC GP and IHC LP elect to participate in the proposed Sale, (ii) the Sale would result in the transfer of all of IHC GP's and IHC LP's Partnership Interests and (iii) the termination of one or more property management agreements between the Manager and the Partnership or a Controlled Entity covering a Hotel (and its other, related assets) arises therefrom, CGLH GP and/or CGLH LP shall, upon consummation of the Sale, pay to the Partnership an amount equal to IHC LP's Undistributed Class B Capital invested in the Hotel, and other related assets as to which a property management agreement has been terminated as a result of the Sale. The Partnership shall distribute such amount to IHC LP in reduction of its Undistributed Class B Capital. The Partners and the Partnership acknowledge and agree that each of CGLH GP and CGLH LP has the right to consummate a Sale or other transfer, notwithstanding any termination of, or penalty with respect to, property management agreements or other agreements that may arise therefrom and without any liability with respect to any such termination or penalty.

                  (c) If IHC GP, IHC LP and/or the Executives elect to participate in the proposed Sale (to the extent of the IHC Tag-Along Interest or Executive Tag-Along Interest(s), as applicable), then IHC GP and/or IHC LP or an Executive, as applicable, shall give notice of such election by a signed writing by such electing party (the "Acceptance"). Any Acceptance shall be received by CGLH GP and/or CGLH LP prior to the end of the Notice Period. After the lapse of the Notice Period within which CGLH GP and/or CGLH LP shall not have received an Acceptance from IHC LP, IHC GP and/or the Executives, CGLH may consummate, without the participation of such party, a Sale to one or more purchasers, for consideration equal to or less than the purchase price specified in the Sale and on terms no more favorable to CGLH GP and/or CGLH LP than those specified in the Sale Notice. In the event CGLH GP's and/or CGLH LP's Partnership Interests covered by the Sale Notice are not disposed of within ninety (90) days following the lapse of the Notice Period, then they shall once again be subject to the tag-along rights set forth in this section.

                  (d) In connection with a Sale pursuant to which IHC GP and/or IHC LP exercises its right to "tag along" pursuant to this Section
         11.10 (and notwithstanding that an Executive did not exercise his right to "tag-along" pursuant to this Section 11.10), CGLH LP and/or CGLH GP may elect to require that the Executives, or either of them, participate in such Sale, as if such Executive(s) elected to "tag-along" pursuant to the other subsections of this Section 11.10.

         11.11 REDUCTION OF UNDISTRIBUTED CLASS B CAPITAL.

                  Except as otherwise provided in Section 11.10 of this Agreement, if a property management agreement with a Manager is terminated for any reason (including without limitation the failure by the Manager to meet performance standards contained in such property management agreement), the Partnership shall distribute to the holders of the Undistributed Class B Capital an amount equal to such holders' Undistributed Class B Capital invested in the Hotel and its other, related assets with respect to which the property management agreement was terminated by the Partnership.

         11.12 OPTIONAL REDEMPTION.

                  Upon the termination of an Executive's employment with the Corporation for any reason (including, without limitation, death, Cause, without Cause, without Good Reason, with Good Reason or Disability, as such terms are defined in such Executive's Executive Employment Agreement), the Partnership shall have the right (but not the obligation) to acquire such Executive's Percentage Interest in the Partnership as of the date immediately following the date of such termination (i.e., after giving effect to the reduction in Percentage Interest, if any, resulting from such termination) (such interest, the "Redemption Interest"), for a purchase price (and subject to the amount of such purchase price) determined pursuant to Section 11.12(a) and (h) hereof (the "Redemption Price") as of the Redemption Closing Date. The following procedure shall apply to such proposed acquisition:

                           (a) Upon the termination of an Executive's employment with the Corporation as a result of such Executive's death or Disability, without Cause or with Good Reason (as such terms are defined in such Executive's Executive Employment Agreement), the Redemption Price shall equal the greater of: (i) such Executive's Undistributed Tier 2 Capital allocable to his Redemption Interest and
         (ii) the fair market value of such Executive's Redemption Interest determined in accordance with Section 11.12(h) hereof. Upon the termination of an Executive's employment with the Corporation for Cause or without Good Reason (as such terms are defined in such Executive's Executive Employment Agreement), the Redemption Price shall equal the fair market value of such Executive's Redemption Interest determined in accordance with Section 11.12(h) hereof.

                           (b) The Partnership shall give notice (the
         "Redemption Notice") to such Executive of the Partnership's intent to acquire such Executive's Redemption Interest, subject to the determination of the fair market value thereof determined pursuant to
         Section 11.12(h). Delivery of the Redemption Notice shall be in accordance with the notice provisions of this Agreement.

                           (c) Within 75 days after the Redemption Notice has been given (or within 75 days after the delivery of a certified appraisal to the Partnership of the fair market value of the Executive's Redemption Interest as of the Redemption Date, if, after receipt of the appraisal, the Partnership elects to continue with the acquisition of the Redemption Interest), the Partnership shall pay to such Executive the Redemption Price, in full payment for his Redemption Interest and the Redemption Interest shall be assigned to the Partnership (such date, the "Redemption Closing Date"). The Redemption Price shall be payable entirely in cash. Such Executive shall represent to the Partnership that the Redemption Interests being sold are free and clear of liens other than those liens in connection with guaranties of the Partnership's indebtedness or otherwise pursuant to Article XI hereof.

                           (d) Upon the Partnership's tender of payment of the Redemption Price, including, without limitation, by wire transfer or delivery of a certified check to such Executive's address on the records of the Partnership, such Executive shall be deemed to have transferred his entire Partnership Interest and shall cease to be a Partner or to have any economic or other interest herein.

                           (e) Such Executive's only remedy in connection with a dispute arising under this Section (including, without limitation, any dispute over the Redemption Price) shall be for damages. The Partners agree that the remedy described herein bears a reasonable relationship to the damages which the Partners estimate may be suffered by an Executive for a breach by the Partnership under this Section and the limitation of remedy is not unreasonable under the circumstances existing as of the date hereof.

                           (f) The then existing Percentage Interests of the remaining Partners (other than an Executive) shall be proportionately increased to reflect the redemption of such Redemption Interest.

                           (g) For the purposes of this Section 11.12, "Executive's Percentage Interest" shall include any transferee of an Executive who is a spouse, natural or adopted child, grandchild, parent, sibling or natural or adopted child of any sibling of Executive, or trust for the benefit of any one of the foregoing persons, or his estate or designated beneficiary, heir or legatee. Nothing in this Section shall create a right of transfer contrary to the other provisions of Article XI or otherwise.

                           (h) The fair market value of an Executive's
         Redemption Interest shall be determined by agreement between the Partnership and such Executive. In the absence of an agreement within 30 days following the date of the Redemption Notice, the following procedure shall apply: The value of an Executive's Redemption Interest as of the Redemption Closing Date shall be determined pursuant to an appraisal performed by an appraiser of recognized standing in the hospitality industry, selected by the Partnership in its reasonable discretion. If such appraiser is not reasonably acceptable to such Executive, such Executive shall so notify the Partnership and such Executive shall select a second appraiser of recognized standing in the hospitality industry. If, within ten days following notice to such Executive of the selection of an appraiser by the Partnership, such Executive does not notify the Partnership that such appraiser is not acceptable, such appraiser shall be deemed reasonably satisfactory to the Executive. If such Executive selects a second appraiser (as provided herein), such two appraisers shall jointly select a third appraiser of recognized standing in the hospitality industry and such third appraiser shall be the appraiser for purposes of this Section
         11.12. The appraiser selected by the Partnership, or the third appraiser selected pursuant to this paragraph, as the case may be, shall, within 60 days from the date of the Redemption Notice, complete and deliver to the Executive and the Partnership certified copies of the appraisal of the fair market value of the Executive's Redemption Interest as of the Redemption Date. The costs of the appraisal shall be borne by the Partnership. In order to determine the fair market value of the Executive's Redemption Interest, the appraiser shall determine the amount of cash the Executive would be entitled to receive under
         Section 13 hereof if (i) the Partnership sold all of its property for an amount of cash equal to the



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


         aggregate value of all hotels and other property owned by the Partnership, and paid or reserved for all liabilities of the Partnership, and the Partnership received liquidation value for its interests in entities in which the Partnership owns a direct or indirect interest and (ii) the Partnership thereafter liquidated in accordance with Section 13 hereof.

         11.13 TERMINATION FOR CAUSE AND WITHOUT GOOD REASON.

                  If the Corporation terminates an Executive for Cause (as such term is defined in such Executive's Executive Employment Agreement) or if an Executive terminates his employment with the Corporation without Good Reason (as such term is defined in such Executive's Executive Employment Agreement), then such Executive's Percentage Interest shall be reduced as of the date of such termination, pursuant to Exhibit G hereto; provided, however, that if such Percentage Interest has been reduced below the percentage provided on Exhibit G hereto pursuant to the terms of this Agreement (by way of example and not as a limitation, if such Executive's Percentage Interest has been diluted pursuant to
Section 4.3(b)) then such Executive's Percentage Interest shall equal such lesser Percentage Interest. The then existing Percentage Interests of the Partners (other than the Executives) shall each be increased by one-half of the percentage by which such Executive's Percentage Interest is reduced. In any and all events, such terminated Executive's Percentage Interest, if any, as reduced hereby, shall be subject to optional redemption by the Partnership pursuant to
Section 11.12.

                                  ARTICLE XII

     WITHDRAWAL AND REMOVAL OF MANAGING GENERAL PARTNER AND GENERAL PARTNER

         12.1 EVENTS OF WITHDRAWAL.

                  (a) Neither the Managing General Partner nor the General Partner may voluntarily withdraw from the Partnership at any time. The Managing General Partner or the General Partner (as the case may be), however, will be deemed to have withdrawn from the Partnership on the occurrence of any one of the following events (each event herein referred to as an "Event of Withdrawal"):

                           (i) Pursuant to Section 12.2 hereof, the Managing
                  General Partner is removed as managing general partner of the Partnership, or the General Partner is removed as general partner of the Partnership; or

                           (ii) The Managing General Partner transfers all of
                  its right, title and interest as managing general partner of the Partnership other than as permitted by Article XI; or

                           (iii) The General Partner transfers all of its right,
                  title and interest as general partner of the Partnership other than as permitted by Article XI.



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


                  (b) Upon an Event of Withdrawal with respect to the General Partner, there shall be no dissolution of the Partnership, and if such dissolution is otherwise mandated by applicable law, the remaining Partners agree that they will be deemed to have unanimously elected to continue the Partnership and the Partnership shall be deemed to be dissolved and reconstituted as may be required by applicable law.

         12.2 REMOVAL.

                  (a) A Managing General Partner may be removed as Managing General Partner and a General Partner may be removed as General Partner at any time: (i) after such Person commits an act of fraud or gross negligence in its capacity as Managing General Partner or General Partner, as the case may be; (ii) after such Person commits a material breach of this Agreement; (iii) after such Person engages in intentional and willful misconduct against the interests of the Partnership; (iv) after such Person suffers or is subject to an Event of Bankruptcy; or (v) with respect to the General Partner only, upon the vote of a Majority Interest to remove the General Partner if the General Partner exceeds the power or authority expressly granted herein or the power or authority expressly granted by the Managing General Partner in writing, or purports to have power or authority in excess of those expressly granted herein or the power or authority expressly granted by the Managing General Partner in writing.

                  (b) Any such removal of that Person as the Managing General Partner or the General Partner shall be effective after the following conditions have been satisfied: (i) delivery of a removal notice to such Person, in the case of the removal of the Managing General Partner, from a Majority Interest, and in the case of the General Partner, from the Managing General Partner; and (ii) in the case of the Managing General Partner, approval by a Majority Interest of a new Managing General Partner and the admission of such Person as a Managing General Partner in the Partnership. The removal of the Managing General Partner shall cause a dissolution event under Section 13.1 of this Agreement.

                  (c) If a Person is removed as a General Partner but continues to own a Partnership Interest, then such Partnership Interest shall be converted into a Partnership Interest as a Limited Partner. In the event of a reconstitution of the Partnership pursuant to Section 13.2 of this Agreement, the Partnership Interest of a removed Managing General Partner shall be converted into a Partnership Interest as a Limited Partner.

                  (d) If a Person is removed as a General Partner, such Person shall perform, execute and deliver or cause to be performed, executed and delivered any and all acts, documents and assurances as the Managing General Partner may reasonably require to evidence: (i) the removal of the former General Partner; and (ii) if applicable, a conversion of the Partnership Interest of the former General Partner to a Partnership Interest as a Limited Partner. If a Person is removed as a Managing General Partner, and thereafter the Partnership is reconstituted pursuant to Section 13.2 of this Agreement, such Person shall perform, execute and deliver or cause to be performed, executed and delivered any and all acts, documents and assurances as the newly appointed Managing General Partner may reasonably require to evidence:
         (i) the removal of the Managing General Partner; and (ii) if applicable, a conversion of the Partnership Interest of the former Managing General Partner to a Partnership Interest as a Limited Partner; and (iii) the admission of a new Managing General Partner.

                  (e) Notwithstanding anything to the contrary in Article XI, in connection with the admission of a new Managing General Partner, the Limited Partners may assign a portion of their respective Partnership Interests to such new Managing General Partner so that such new Managing General Partner has at least a 1% Percentage Interest in all items of Profit, Loss, income, gain, loss and deduction, Partnership capital, and distributions. The portion of the Partnership Interest of a Limited Partner that is assigned to such new Managing General Partner shall be converted into a Partnership Interest as a Managing General Partner upon its receipt by the new Managing General Partner.

                                  ARTICLE XIII

                           DISSOLUTION AND WINDING UP

         13.1 DISSOLUTION.

                  (a) Except as otherwise provided in this Agreement, no Partner shall have the right to terminate this Agreement or dissolve the Partnership by its express will or by withdrawal without the prior written consent of the other Partners.

                  (b) The Partnership shall be dissolved upon the first to occur of any of the following:

                           (i) The expiration of its term as provided in Section
                  1.3 of this Agreement (as such term may have been extended in accordance with the provisions of Section 1.3 prior to an event of dissolution);

                           (ii) The removal of the Managing General Partner, or
                  any other event that results in its ceasing to be the managing general partner of the Partnership;

                           (iii) An election to dissolve the Partnership by the
                  Managing General Partner that is approved by all of the Limited Partners other than the Executives;

                           (iv) At the election of CGLH GP, at such time as CGLH
                  Partners I LP, CGLH Partners II LP and their Affiliates cease to Beneficially Own Voting Securities representing at least 30% or more of the Total Voting Power (without taking into account any limitation on the conversion of such Voting Securities in determining such Beneficial Ownership or the number of shares issuable upon complete conversion); or

                           (v) Any other event, under the Delaware Act, that
                  would require (notwithstanding provisions in this Agreement to the contrary) the Partnership's dissolution.

         13.2 CONTINUATION OF THE PARTNERSHIP.

                  (a) Except as otherwise provided in this Agreement, upon the occurrence of an event described in Section 13.1(b)(i), (b)(ii) or
         (b)(v), the Partnership shall be deemed to be dissolved and reconstituted only if 50.1% of the Percentage Interests of the remaining Partners elect to continue the Partnership within 90 days of such event. If no election to continue the Partnership is made within 90 days of such event, the Partnership shall conduct only those activities necessary to wind up its affairs. If an election to continue the Partnership is made upon the occurrence of an event described in
         Section 13.1(b)(i), (b)(ii) or (b)(v), then:

                           (i) If there is no remaining Managing General Partner
                  as a result of Section 13.1(b)(ii), then within such 90 day period a successor Managing General Partner shall be selected by a Majority Interest (if such Partners cannot agree on the selection of a successor Managing General Partner, the Partnership shall be dissolved and liquidated);



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


                           (ii) The Partnership shall be deemed to be
                  reconstituted and shall continue until the end of the term for which it is formed unless earlier dissolved in accordance with this Article XIII;

                           (iii) If dissolution occurred pursuant to Section
                  (b)(ii), the withdrawn Managing General Partner shall be automatically admitted to the Partnership as a Limited Partner and its former Partnership Interest as a Managing General Partner shall be automatically converted to a Limited Partner's Partnership Interest in the manner provided in
                  Section 12.2 of the Agreement; and

                           (iv) All necessary steps shall be taken to amend or
                  restate this Agreement and the Certificate.

                  (b) Upon an Event of Withdrawal with respect to the General Partner or an Event of Withdrawal other than removal with respect to the Managing General Partner, there shall be no dissolution of the Partnership, and if such dissolution is otherwise mandated by applicable law, the remaining Partners agree that they will be deemed to have unanimously elected to continue the Partnership and the Partnership shall be deemed to be dissolved and reconstituted as may be required by applicable law.

         13.3 LIQUIDATION.

                  (a) Upon dissolution of the Partnership, unless the Partnership is continued under Section 13.2 of this Agreement, the Partnership's affairs shall be wound up. A Person selected by a Majority Interest shall be the liquidator (the "Liquidator"). The Liquidator shall be entitled to receive such compensation for its services as may be approved by all of the Limited Partners other than the Executives.

                  (b) The Liquidator shall agree not to resign at any time without 15 days' prior written notice and may be removed at any time, with or without cause, by notice of removal approved by a Majority Interest. Upon dissolution, removal, or resignation of the Liquidator, a successor and substitute Liquidator (who shall have, and succeed to, all rights, powers, and duties of the original Liquidator) shall within 30 days thereafter be selected by a Majority Interest. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided.

                  (c) Except as expressly provided in this Article XIII, the Liquidator appointed in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership.

                  (d) The Liquidator shall liquidate the assets of the Partnership and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

                           (i) To the payment of the expenses of the terminating
                  transactions including, without limitation, brokerage commissions, legal fees, accounting fees and closing costs;

                           (ii) To the payment to creditors of the Partnership,
                  including Partners, in order of priority provided by law; and

                           (iii) To the Partners and assignees in accordance
                  with the manner in which proceeds from a Capital Event are distributed pursuant to Section 6.1(b)(ii) hereof; provided, however, that any Available Cash, on hand at the time of the event of dissolution giving rise to the liquidation of the Company and during the term of such liquidation, from the operations of any Hotels and other, related assets or otherwise not from a Capital Event shall be distributed in accordance with the manner in which Available Cash is distributed pursuant to Section 6.1(b)(i); provided, further, however, that the Liquidator may place in escrow a reserve of cash or other assets of the Partnership for contingent liabilities in an amount determined by the Liquidator to be appropriate for such purposes.

         13.4 DISTRIBUTION IN KIND.

                  Notwithstanding the provisions of Section 13.3 of this Agreement which require the liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if on dissolution of the Partnership the Liquidator determines (and if the Liquidator is the Managing General Partner, then if the Liquidator determines after consultation with the Limited Partners) that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners and assignees, the Liquidator may defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) and/or may distribute to the Partners and assignees, in lieu of cash, as tenants in common and in accordance with the provisions of
Section 13.3 of this Agreement, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any joint operating agreements or other agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

         13.5 CANCELLATION OF CERTIFICATE OF LIMITED PARTNERSHIP.

                  Upon the completion of the distribution of Partnership property as provided in Section 13.3 and Section 13.4 of this Agreement, the Partnership shall be terminated, and the Liquidator (or the Managing General Partner and Limited Partners if necessary) shall cause the cancellation of the Certificate in the State of Delaware and of all qualifications and registrations of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Partnership.

         13.6 RETURN OF CAPITAL.

                  Except as otherwise provided in Section 4.5, neither the Managing General Partner nor the General Partner shall be personally liable for the return of the Capital Contributions, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.



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


         13.7 CERTAIN TERMINATIONS.

                  Notwithstanding any other provisions of this Article XIII, in the event the Partnership is terminated within the meaning of Code Section 708(b)(1)(B), but no event requiring liquidation has occurred, the Partnership shall not be liquidated, the Partnership's liabilities shall not be paid or discharged, and the Partnership's affairs shall not be wound up.

                                   ARTICLE XIV

                        AMENDMENT OF AGREEMENT; CONSENTS

         14.1 AMENDMENT PROCEDURES.

                  Except as provided in Section 1.2 of this Agreement and the amendments to Exhibit A and Exhibit B hereto, all amendments to this Agreement shall be in accordance with the following requirements: (a) amendments to this Agreement may be proposed only by a Partner; (b) if an amendment is proposed, the Managing General Partner shall seek the written consent of the requisite Percentage Interests of Limited Partners and as may be required under any debt instruments pursuant to which the Partnership is debtor; (c) a proposed amendment shall be effective upon its approval by: (i) the Managing General Partner and the General Partner, and (ii) all of the Limited Partners; and (d) the Managing General Partner shall notify all Partners upon final adoption of any such proposed amendment.

         14.2 ACTION WITHOUT A MEETING.

                  Any action that that requires the consent of all of the Partners may be taken without a meeting if a consent in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum Percentage Interests that would be necessary to authorize or take such action pursuant to the terms of this Agreement. To the extent that the laws of any jurisdiction to which the Partnership or the Partnership Agreement is subject require that any action of Limited Partners under this Agreement be unanimous, any action taken by Limited Partners pursuant to and in accordance with the preceding sentence shall be deemed to constitute the act of all Limited Partners and, in such event, each Limited Partner that does not execute such written consent hereby agrees to be bound by the decision of those Limited Partners executing such consent and hereby approves such action to the extent such approval is required for such matter to be effective under the laws of such jurisdiction. Prompt notice of the taking of action shall be given to Limited Partners that have not consented in writing.

                                   ARTICLE XV

                               GENERAL PROVISIONS

         15.1 ADDRESSES AND NOTICES.

                  Any notice, demand, request, or report required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made (unless otherwise expressly provided herein): (i) when delivered in person, by overnight mail using a nationally recognized courier service at his address as shown on the records of the Partnership or by facsimile transmission (with call-back confirmation) at the telefacsimile phone number for such Partner shown on the records of the Partnership, or (ii) three days after being placed in a United States Postal Service mailbox when sent by United States registered or certified mail to the Partner at its address as shown on the records of the Partnership, in any case regardless of any claim of any Person who may have an interest in any Partnership Interest by reason of an assignment or otherwise. If any notice or action is to be given or taken, as the case may be, on a day that is not a Business Day, then such notice or action may be given or taken, as the case may be, on the next Business Day.



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


         15.2 TITLES AND CAPTIONS.

                  All article and section titles and captions in this Agreement are for convenience only, shall not be deemed part of this Agreement, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

         15.3 PRONOUNS AND PLURALS.

                  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

         15.4 FURTHER ACTION.

                  The parties shall execute all documents, provide all information, and take or refrain from taking all actions as may be necessary or appropriate to achieve the purposes of this Agreement.

         15.5 BINDING EFFECT.

                  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. The failure of any parties hereto to execute and deliver this Agreement shall not invalidate the Partnership created by and among those parties executing and delivering this Agreement.

         15.6 INTEGRATION.

                  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

         15.7 CREDITORS.

                  Subject to the provisions of Section 7.15 only, none of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership or any other Person not a party to this Agreement.

         15.8 WAIVER.

                  No failure by any party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

         15.9 COUNTERPARTS.

                  This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

         15.10 APPLICABLE LAW.

                  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

         15.11 INVALIDITY OF PROVISIONS.

                  If any provision of this Agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, then the parties shall be relieved of all obligations arising under such provision, but only to the extent that it is illegal, unenforceable, or void, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting therefor another provision that is legal and enforceable and achieves the same objectives.

         15.12 CONFIDENTIALITY.

                  (a) The terms of this Agreement and information about the Hotels and other, related assets and properties and operations of the Partnership, its Controlled Entities and its non-Controlled Entities constitute proprietary information and each of the Partners agrees to keep (and cause its employees, agents, advisors, officers, directors, members and partners to keep) all such information confidential. Proprietary information does not include, however, information that is or becomes generally available to the public other than as a result of a disclosure by a Partner or its employees, agents, advisors, officers, directors, members and/or partners. If a Partner is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any proprietary information, prior to such disclosure by such Partner (which disclosure, in such circumstances, will not constitute, or be deemed to constitute, a breach of this Agreement), such Partner will provide the Partnership and the other Partners with prompt notice of such request or requirement in order to enable the Partnership to seek an appropriate protective order or other remedy, to consult with such Partner with respect to taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section. In any such event, such Partner will use its reasonable efforts to cause all proprietary information that is so disclosed to be accorded confidential treatment. Without prejudice to the rights and remedies otherwise available to the Partnership or the Partners individually and collectively, each Partner agrees that the Partnership and each other Partner shall be entitled to equitable relief by way of injunction or otherwise if a Partner or any of its employees, agents, advisors, officers, directors, members and/or partners breaches or threatens to breach any of the provisions of this Section.

                  (b) Notwithstanding anything in this Section or the remainder of the Agreement to the contrary (but subject to Article XI), each of the Partnership and the Partners acknowledges that CGLH GP and/or CGLH LP may sell or otherwise transfer all or a portion of its or their Partnership Interest(s) to an investment fund or a party which may pool such interests with a number of other equity positions and grant participations therein or issue one or more classes of securities evidencing a beneficial interest in a rated or unrated public offering or private placement (the "Securities"). One or more national rating agencies may rate the investment fund or the Securities. In connection therewith, each of the Partnership and the Partners agrees that CGLH LP and CGLH GP may make available certain proprietary information to investment banking firms, rating agencies, accounting firms, law firms and other third-party advisory firms involved with the Securities or the investment fund(s). Such proprietary information provided may ultimately be incorporated into the offering documents for the Securities or investment fund(s) and thus such information may be disclosed to various investors, purchasers and prospective purchasers of the Securities or interests in the investment fund(s). All of the aforesaid third-party advisors and professional firms shall be entitled to rely on the information supplied by, or on behalf of, the Partnership. The Partnership shall execute and deliver all such instruments, documents and other papers, and do or cause to be done all such acts and things as CGLH LP and/or CGLH GP may reasonably request in order to effect such sale, transfers, participations and/or issuance of Securities. CGLH LP and/or CGLH GP shall pay all of the Partnership's actual out-of-pocket expenses and third-party costs (including attorneys' fees and expenses) associated therewith.



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


         15.13 REPRESENTATIONS AND WARRANTIES OF IHC.

                  Each of IHC GP and IHC LP, individually, hereby represents and warrants to CGLH and the Partnership as follows:

                  (a) Organization and Good Standing; Power and Authority; Qualifications. Such Person is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. Such Person has the Power to enter into and carry out the transactions contemplated by this Agreement to which it is a party.

                  (b) Authorization of the Agreement. The execution, delivery and performance by such Person of this Agreement has been duly authorized by all requisite corporate, partnership or other company action on the part of such entity and do not or will not require the approval or consent of the constituent equity holders of such entity. This Agreement constitutes a legal, valid and binding obligation of such Person, enforceable against such entity in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, solvency or other similar laws affecting creditors' rights generally and subject to limitations on the availability of equitable remedies.

                  (c) No Conflict. The execution and delivery by such Person of this Agreement and the consummation by such entity of the transactions contemplated hereby and its compliance with the provisions hereof and thereof will not (a) violate any provision of any federal, state, local or foreign law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to it, or (b) violate its organizational documents.

                  (d) Consents. No licenses, permits, qualifications and authorizations, consents or approvals of or by, or any notifications of or filings with, any Person is required in connection with the execution, delivery and performance by such Person of this Agreement, or the consummation by such entity of the transactions contemplated hereby.

                  (e) Financial Capacity. Such Person has cash on hand, in an aggregate amount sufficient to enable such Person to timely perform its obligations to fund its Tier 1 Capital Contributions.

         15.14 REPRESENTATIONS AND WARRANTIES OF CGLH.

                  Each of CGLH GP and CGLH LP, individually, hereby represents and warrants to IHC and the Partnership as follows:

                  (a) Organization and Good Standing; Power and Authority; Qualifications. Such Person is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. Such Person has the Power to enter into and carry out the transactions contemplated by this Agreement to which it is a party.

                  (b) Authorization of the Documents. The execution, delivery and performance by such Person of this Agreement has been duly authorized by all requisite corporate, partnership or other company action on the part of such entity and do not or will not require the approval or consent of the constituent equity holders of such entity. This Agreement constitutes a legal, valid and binding obligation of such Person, enforceable against such entity in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, solvency or other similar laws affecting creditors' rights generally and subject to limitations on the availability of equitable remedies.

                  (c) No Conflict. The execution and delivery by such Person of this Agreement and the consummation by such entity of the transactions contemplated hereby and its compliance with the provisions hereof and thereof will not (a) violate any provision of any federal, state, local or foreign law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to it, or (b) violate its organizational documents.

                  (d) Consents. No licenses, permits, qualifications and authorizations, consents or approvals of or by, or any notifications of or filings with, any Person is required in connection with the execution, delivery and performance by such Person of this Agreement, or the consummation by such entity of the transactions contemplated hereby.

                  (e) Financial Capacity. Such Person has cash on hand, or commitments from its partners or other financially responsible third parties, or a combination thereof, in an aggregate amount sufficient to enable such Person to timely perform its obligations to fund its Tier 1 Capital Contributions.

         15.15 CONDITIONS TO EFFECTIVENESS OF THIS AGREEMENT.

                  Notwithstanding anything to the contrary herein, this Agreement shall not be effective unless and until the consummation of the transactions contemplated under those certain Investor Agreement, dated as of [____________], 2000 and Securities Purchase Agreement, dated as of August [__], 2000, each between the Corporation and the Investors, including, without limitation, the filing of the Articles Supplementary to the Charter of the Corporation designating the Series B Preferred Stock with the Secretary of State of the State of Maryland, the issuance of the Series B Preferred Stock and the Note to the Investors, and the execution of the Registration Rights Agreement.

         15.16 THIRD PARTY BENEFICIARIES.

                  The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and, except as expressly provided it is not the intention of the parties to confer third-party beneficiary rights upon any other person.


                       [REMAINDER OF THE PAGE LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

ADDRESS                          MANAGING GENERAL PARTNER:
-------
3 World Financial Center         CGLH PARTNERS III LP
12th Floor
New York, New York  10285        By:  MK/CG-GP LLC
                                      General Partner
                                      By:  CG Interstate Associates, LLC
                                           a Managing Member
                                           By:  Continental Gencom Holdings, LLC
                                                its Sole Member



                                                By:______________________
                                                   Name:
                                                   Title:

                                 By:  LB INTERSTATE GP LLC
                                      General Partner
                                      By:  PAMI LLC
                                           its Sole Member


                                           By:______________________
                                              Name:
                                              Title:


                                 GENERAL PARTNER:

Foster Plaza Ten                 Interstate Investment Corporation
680 Andersen Drive
Pittsburgh, PA  15220-8126

                                 By:______________________
                                    Name:
                                    Title:

                                 LIMITED PARTNERS:


__________________________       _________________________
__________________________       Thomas F. Hewitt


__________________________       _________________________
__________________________       J. William Richardson

3 World Financial Center         CGLH PARTNERS IV LP
12th Floor                       a Delaware limited partnership
New York, New York  10285
                                 By:  MK/CG-GP LLC
                                      General Partner
                                      By:  CG Interstate Associates, LLC
                                               a Managing Member
                                               By:  Continental Gencom Holdings,
                                                    LLC its Sole Member


                                                    By:______________________
                                                       Name:
                                                       Title:

                                 By:  LB INTERSTATE GP LLC
                                      General Partner
                                      By:  PAMI LLC
                                           its Sole Member


                                           By:______________________
                                              Name:
                                              Title:


Foster Plaza Ten                 INTERSTATE PROPERTY PARTNERSHIP, L.P.
680 Andersen Drive
Pittsburgh, PA  15220-8126       By:  Interstate Property Corporation
                                      its Sole General Partner


                                      By:______________________
                                         Name:
                                         Title:

[SAMPLE NOTARY BLOCKS FOR EXECUTIVES' SIGNATURES - TO BE CONFORMED AS NECESSARY]
--------------------------------------------------------------------------------




STATE OF ____________________    )
                                 )  ss.:
COUNTY OF ___________________    )

                  On the ___ day of _________ in the year ____ before me, the undersigned, personally appeared _______________________________, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument, and that such individual made such appearance before the undersigned in the __________________.

(Notarial Seal)                                      ___________________________
                                                                  Notary Public






STATE OF ____________________    )
                                 )  ss.:
COUNTY OF ___________________    )

                  On the ___ day of _________ in the year ____before me, the undersigned, personally appeared _______________________________, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument, and that such individual made such appearance before the undersigned in the __________________.

(Notarial Seal)                                      ___________________________
                                                                  Notary Public

                                                                       Exhibit 4


                                      EXHIBIT C TO SECURITIES PURCHASE AGREEMENT

                               INVESTOR AGREEMENT

                       DATED AS OF [             ], 2000

                                     AMONG

                         INTERSTATE HOTELS CORPORATION

                                      AND

                               CGLH PARTNERS I LP

                                      AND

                              CGLH PARTNERS II LP

                               TABLE OF CONTENTS

Article 1 Definitions; Representations and Warranties.......    1
  1.1. Definitions..........................................    1
  1.2. Representations and Warranties of the Company........    4
  1.3. Representations and Warranties of Investor...........    4

Article 2 Standstill........................................    5
  2.1. Standstill...........................................    5
  2.2. Early Termination of Standstill......................    8
  2.3. Modification Upon Subsequent Agreement...............    9

Article 3 Board Representation and Voting...................    9
  3.1. Board Representation.................................    9
  3.2. Voting...............................................   12
  3.3. Required Board Approval..............................   12
  3.4. Notices of Dispositions of Voting Securities.........   14
  3.5. Access to Information................................   14

Article 4 Transfer Restrictions.............................   15
  4.1. Restrictions on Dispositions.........................   15
  4.2. Rights Agreement.....................................   16

Article 5 Miscellaneous.....................................   16
  5.1. Notices..............................................   16
  5.2. Legends..............................................   17
  5.3. Enforcement..........................................   18
  5.4. Entire Agreement.....................................   18
  5.5. Severability.........................................   18
  5.6. Headings.............................................   18
  5.7. Counterparts.........................................   18
  5.8. No Waiver............................................   18
  5.9. Successors and Assigns...............................   18
  5.10. Governing Law.......................................   18
  5.11. Further Assurance...................................   19
  5.12. Consent to Jurisdiction and Service of Process......   19
  5.13. Investment Banking Services.........................   19

EXHIBITS

Exhibit A -- Market Rate Fees (section 5.13)

                                                                      APPENDIX B

                               INVESTOR AGREEMENT

     This Investor Agreement, dated as of [                ], 2000 (this
"Agreement"), by and between Interstate Hotels Corporation, a Maryland corporation (the "Company"), on the one hand, and CGLH Partners I LP, a Delaware limited partnership and CGLH Partners II LP, a Delaware limited partnership (together, the "Investor"), on the other hand.

     WHEREAS, pursuant to the Securities Purchase Agreement dated August [   ],
2000 between the Company and the Investor (the "Purchase Agreement") pursuant to which, (i) upon the terms and subject to the conditions set forth in the Purchase Agreement, the Investor shall purchase a subordinated convertible note (the "Note") having a principal amount of $25,000,000 and shares of Series B Convertible Preferred Stock, par value $.01 per share, of the Company having an aggregate stated amount of $5,000,000 ("Series B Preferred Stock"), each of which shall be convertible into shares of Class A Common Stock, par value $.01 per share, of the Company ("Common Stock"), subject to certain limitations, and
(ii) the Company and the Investor shall, simultaneously with the execution of this Agreement, enter into a Registration Rights Agreement (the "Registration Rights Agreement") granting certain registration rights;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the Purchase Agreement, and in the Registration Rights Agreement and intending to be legally bound hereby, the parties agree as follows, effective upon the closing of the purchase of the Series B Preferred Stock and the Note pursuant to the Purchase Agreement (the "Closing"):

                                   ARTICLE 1

                  Definitions; Representations and Warranties

     SECTION 1.1 DEFINITIONS. Unless otherwise specified all references to "days" shall be deemed to be references to calendar days. For purposes of this Agreement, the following terms shall have the following meanings:

     "Actual Voting Power" shall mean, as of the date of determination, the total voting power of all of the outstanding securities of the Company at the time then entitled to vote for the general election of directors, without giving effect to securities issuable upon exercise or conversion of such outstanding securities.

     "Affiliate" of a Person shall have the meaning set forth in Rule 12b-2 of the Exchange Act as in effect on the date of this Agreement, but shall not include (i) any investment fund in which a Person has invested if the Person does not otherwise Control the investment fund or have, directly or indirectly, voting or dispositive power over any securities owned by such fund or (ii) any investor or limited partner of any Person who does not otherwise have voting or dispositive power over securities owned by that Person and is not Controlled by that Person; provided, however, for the purposes of this Agreement, neither the Company nor any Person Controlled by the Company shall be deemed an Affiliate of any Investor.

     "Beneficial Ownership" by a Person of any Voting Securities shall be determined in accordance with the term "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement and, in addition, "beneficial ownership" shall include securities which such Person has the right to acquire (irrespective of whether such right is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty (60) days) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise. For purposes of this Agreement, an Investor shall be deemed to Beneficially Own any Voting Securities Beneficially Owned by its Affiliates or any Group of which such Investor or any such Affiliate is a member.

     "Board of Directors" shall mean the Board of Directors of the Company.

     "Class B Common Stock" shall mean the Company's Class B Common Stock, par value $0.01 per share.

     "Class C Common Stock" shall mean the Company's Class C Common Stock, par value $0.01 per share.

     "Control" (including the term "Controlled by") shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

     "Conversion Shares" shall mean the shares of Common Stock into which the Note and/or shares of Series B Preferred Stock have been converted.

     "EBITDA" shall mean, with respect to any person for any period, the sum without duplication, determined on a consolidated basis, of such person's (a) net income (or net loss), (b) net interest expense, (c) income tax expense, (d) depreciation expense and (e) amortization expense, determined in accordance with generally accepted accounting principles consistently applied.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Group" shall mean a "group" as such term is used in Section 13(d)(3) of the Exchange Act as in effect on the date of this Agreement.

     "Investor Designee" shall mean a person designated for election to the Board of Directors by the Investor as provided in the Series B Preferred Stock or in Section 3.1.

     "Investor Partners" shall mean parties which have invested in the Investor.

     "Joint Venture" shall mean the Joint Venture as defined in the Purchase Agreement.

     "Joint Venture Partnership Agreement" shall mean the Joint Venture Partnership Agreement as defined in the Purchase Agreement.

     "Law" shall mean all applicable foreign, federal, state and local laws, statutes, rules, regulations, codes and ordinances.

     "Lehman Parent Entities" shall mean Lehman Brothers Holdings Inc., Lehman Brothers Inc., and any Person that, directly or indirectly, Controls or is under common Control with Lehman Brothers Holdings Inc. or Lehman Brothers Inc. or is managed by any such entity.

     "Original Investment Amount" shall mean $30,000,000.

     "Person" shall mean any individual, Group, corporation, general or limited partnership, limited liability company, governmental entity, joint venture, estate, trust, association, organization or other entity of any kind or nature.

     "Related Person" shall mean, (i) with respect to any Person, (A) any Affiliate of such Person, (B) any investment manager, investment advisor or partner of such Person or an Affiliate of such Person, and (C) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such Person or a Related Person of such Person;

     "Reorganization Transaction" shall mean: (i) any merger, consolidation, recapitalization, liquidation or other business combination transaction involving the Company; (ii) any tender offer or exchange offer for any securities of the Company; or (iii) any sale or other disposition of assets of the Company or any of its Subsidiaries in a single transaction or in a series of related transactions in each of the foregoing cases constituting individually or in the aggregate 50% or more of the assets or Voting Securities (as applicable) of the Company.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person. In respect of the Company, Subsidiary shall also specifically include Interstate Hotels, LLC and Northridge Holdings, Inc.

     "Target Price" shall mean $10 per share of Common Stock for any measurement period commencing prior to the first anniversary of the date of this Agreement and shall thereafter increase by 15% on each anniversary of such date for measurement periods starting on or after such anniversary.

     "Total Voting Power" shall mean the total combined Voting Power, on a fully diluted basis, of all the Voting Securities then outstanding.

     "Voting Power" shall mean, as of the date of determination, the voting power in the general election of directors of the Company, and shall be calculated for each Voting Security by reference to the maximum number of votes such Voting Security is or would be entitled to cast in the general election of directors and, in the case of convertible (or exercisable or exchangeable) securities, by reference to the maximum number of votes such Voting Security would be entitled to cast in unconverted or converted (or exercised, unexercised, exchanged or unexchanged) status. For purposes of determining Voting Power under this Agreement, a Voting Security which is convertible into or exchangeable for a Voting Security shall be counted as having the greater of
(i) the number of votes to which such Voting Security is entitled prior to conversion or exchange and (ii) the number of votes to which the Voting Security into which such Voting Security is convertible or exchangeable is entitled. Notwithstanding anything else to the contrary contained in this Agreement, there shall not be included in calculating Voting Power any votes which a Person shall have upon and by reason of the non-payment of dividends on preferred shares in accordance with the terms of such preferred shares.

     "Voting Securities" shall mean (i) any securities entitled, or which may be entitled, to vote generally in the election of directors of the Company including shares of Common Stock, Class B Common Stock and Class C Common Stock
(ii) any securities, including the Note and the Series B Preferred Stock, convertible or exercisable into or exchangeable for such securities (whether or not the right to convert, exercise or exchange is subject to the passage of time or contingencies or both), or (iii) any direct or indirect rights or options to acquire any such securities; provided that unexercised options granted pursuant to any employment benefit or similar plan and rights issued pursuant to any shareholder rights plan shall be deemed not to be Voting Securities (or to have Voting Power).

     In addition, the following terms have the definitions specified in the Sections noted:

                          TERM                                   SECTION
                          ----                                   -------
Acquiror Percentage......................................                  2.3
Agreement................................................             preamble
Applicable Number........................................                3.1(b)
Beneficial Ownership Threshold...........................                3.1(b)
Charter..................................................                1.2(b)
Closing..................................................             recitals
Common Stock.............................................             recitals
Company..................................................             preamble
Company EBITDA...........................................                  3.3
Compensation Committee...................................                3.1(b)
Competing Businesses.....................................                3.1(h)
Dilutive Issuance........................................                2.1(a)
Disposition..............................................                  4.1
Documents................................................                3.3(n)
EBITDA Target............................................                  3.3
Exempt Affiliates........................................                2.1(b)
Financial Institution....................................                 5.13
Future Major Investor....................................                  2.3
Information..............................................                  3.5
Investor.................................................   preamble and 4.1(f)
Investor Designee Period.................................                3.1(b)
Investor Material Adverse Effect.........................                1.3(b)
Lehman Brothers..........................................                 5.13
Material Adverse Effect..................................                1.2(b)
Maximum Ownership........................................                  4.1
Moving Party.............................................                  5.3
Nominating Committee.....................................                3.1(b)

                          TERM                                   SECTION
                          ----                                   -------
Note.....................................................             recitals
Notice...................................................                 5.13
Offer....................................................                2.2(g)
Purchase Agreement.......................................             recitals
Registration Rights Agreement............................             recitals
Related Transferee.......................................                4.1(f)
Rights Agreement.........................................                3.3(j)
Series B Preferred Stock.................................             recitals
Shares...................................................                3.1(b)
Standstill Period........................................                2.1(a)
Threshold Amount.........................................                  3.3
Unaffiliated Directors...................................                3.1(b)

     SECTION 1.2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Investor as follows:

     (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within its corporate powers and have been duly authorized by all necessary corporate action on its part. This Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject, as to enforcement, to bankruptcy, and insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor's rights and to general equity principles.

     (b) The execution, delivery and performance of this Agreement by the Company does not and will not (i) contravene or conflict with or constitute a default under the Company's charter (the "Charter") or Bylaws, (ii) except as set forth on Schedule 2.3 of the Company Disclosure Schedule which forms part of
the Securities Purchase Agreement, dated August [   ], 2000, between the Company
and the Investor contravene or conflict with or constitute a default under any agreement to which the Company is a party or is bound, or result in a breach of or default under any instrument or agreement to which the Company is a party or is bound, which violation, breach or default would have a material adverse effect on the Company's business taken as a whole or would adversely affect the consummation of the transactions contemplated by this Agreement or the Purchase Agreement (a "Material Adverse Effect"), (iii) violate any judgment, order, injunction, decree or award against or binding upon the Company as of the date of this Agreement, the violation of which, individually or in the aggregate, would have a Material Adverse Effect, (iv) violate any Law relating to the Company, the violation of which, individually or in the aggregate, would have a Material Adverse Effect or (v) constitute a "change of control," or result in the acceleration of rights, under any material debt instrument to which the Company is a party.

     (c) Except for applicable requirements of the Exchange Act or as disclosed in the Purchase Agreement, the Company is not required to make any filing or registration with, or obtain any permit, authorization, consent or approval of, any governmental entity or any other Person in connection with this Agreement, the Purchase Agreement, or any of the transactions contemplated hereby and thereby.

     (d) As of the date of this Agreement, there is no action, suit or proceeding pending or, to the knowledge of the Company, threatened against the Company that relates to this Agreement, the Purchase Agreement, or any of the transactions contemplated hereby or thereby.

     SECTION 1.3. REPRESENTATIONS AND WARRANTIES OF INVESTOR. The Investor represents and warrants to the Company as follows:

     (a) The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated by this Agreement are within its powers and have been duly authorized by all necessary action on its part. This Agreement constitutes a legal, valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor's rights and to general equity principles.

     (b) The execution, delivery and performance of this Agreement by the Investor does not and will not (i) contravene or conflict with or constitute a default under the Investor's partnership agreement, (ii) contravene or conflict with or constitute a default under any agreement to which the Investor is a party or is bound, or result in a breach of or default under any instrument or agreement to which the Investor is a party or is bound, which violation, breach or default would have a material adverse effect on the Investor's business taken as a whole or would adversely affect the consummation of the transactions contemplated by this Agreement or the Purchase Agreement (an "Investor Material Adverse Effect"), (iii) violate any judgment, order, injunction, decree or award against or binding upon the Investor as of the date of this Agreement, the violation of which, individually or in the aggregate, would have an Investor Material Adverse Effect, (iv) violate any Law relating to the Investor, the violation of which, individually or in the aggregate, would have an Investor Material Adverse Effect, or (v) result in the acceleration of rights, under any material debt instrument to which the Investor is a party.

     (c) Except for applicable requirements of the Exchange Act or as disclosed in the Purchase Agreement, the Investor is not required to make any filing or registration with, or obtain any permit, authorization, consent or approval of, any governmental entity or any other Person in connection with this Agreement, the Purchase Agreement or any of the transactions contemplated hereby and thereby.

     (d) As of the date of this Agreement, there is no action, suit or proceeding pending or, to the knowledge of the Investor, threatened against the Investor that relates to this Agreement, the Purchase Agreement, or any of the transactions contemplated hereby or thereby.

                                   ARTICLE 2

                                   Standstill

     SECTION 2.1. STANDSTILL. (a) Until the earliest to occur of (A) the fourth anniversary (or, in the case of any of the actions set forth in clauses (a)(ii), (vii), (ix), (x) and (xi) hereof, the third anniversary) of the Closing, (B) the date on which the Investor owns Voting Securities which would represent (i) less than 20% of the Total Voting Power and (ii) less than 25% of the Actual Voting Power, (C) at any time after 45 calendar days following any twenty consecutive trading day period for which the average sales price for shares of Common Stock is at least the Target Price, and (D) termination under Section 2.2 (such period, the "Standstill Period"), Investor will not, and will cause its Affiliates (other than the Lehman Parent Entities) not to, directly or indirectly:

          (i) acquire, offer to acquire, or agree to acquire, by purchase or otherwise, any Voting Securities or voting rights or direct or indirect rights or options to acquire any Voting Securities of the Company or any of its Affiliates other than (A) the exercise of convertible securities acquired in compliance with the terms of this Agreement (including the acquisition of shares of Common Stock upon conversion of the Note or Series B Preferred Stock), or an acquisition as a result of a stock split, stock dividend or similar recapitalization, (B) the acquisition of shares of Series B Preferred Stock and the Note pursuant to the Purchase Agreement or
     (C) stock options or similar rights granted by the Company to an Affiliate of Investor as compensation for performance as a director or officer of the Company or its subsidiaries (and any shares issuable upon exercise thereof), (D) transfers between Investor and Related Transferees as permitted under Section 4.1(f), (E) any rights which are granted to all stockholders of the Company (and any shares issuable upon exercise thereof), (F) if the Company shall issue any Voting Securities which issue has the effect of reducing, as a percentage of Total Voting Power, the Voting Power of Voting Securities Beneficially Owned by Investor (a "Dilutive Issuance"), the acquisition by the Investor of such number of Voting Securities as restore the Investor's Voting Power to the percentage of Total Voting Power of Voting Securities Beneficially Owned by the Investor immediately prior to such Dilutive Issuance or (G) any or all outstanding shares of Class C Common Stock unless the acquisition of Class C Common Stock, together with any shares of Common Stock into which Series B Preferred Stock or the Note have been converted at the time of such acquisition (but not including for this purpose any shares of Series B Preferred Stock or any portion of the Note that has not theretofore been converted into Common Stock), would cause the Investor to Beneficially

     Own more than 49% of the Company's outstanding Voting Securities; provided, however, that if the Investor in good faith inadvertently acquires Voting Securities representing, convertible into, or having votes not more than 50,000 shares of Common Stock in violation of these provisions and within 15 days after the first date on which the Investor has actual knowledge (including by way of written notice given by the Company) that a violation has occurred Investor shall have transferred any Voting Securities held in violation of these provisions to unrelated third parties so that the Investor no longer Beneficially Owns any such shares or Voting Securities or has any agreement or understanding relating to such shares, this Section
     2.1 shall be deemed to not have been violated; and provided, further, that no violation of this provision shall be deemed to have occurred by reason of the indirect acquisition of Beneficial Ownership of securities resulting from (x) investments in investment funds as to which no Investor or Affiliate thereof has Control or power to Control with respect to voting or investment decisions or (y) acquisitions of securities by a limited partner in any Investor or Affiliates thereof as to which limited partner the Investor or its Affiliates has Control or power to Control;

          (ii) make or cause to be made any proposal for a Reorganization Transaction;

          (iii) form, join or in any way participate in a Group with respect to any securities of the Company or its Affiliates, other than with Investor Partners or their Affiliates;

          (iv) make, or in any way cause or participate in, any "solicitation" (other than solicitations of Investor or Affiliates of Investor) of "proxies" to vote (as those terms are defined in Regulation 14A under the Exchange Act) with respect to the Company or its Affiliates, or communicate with, seek to advise, encourage or influence any Person, in any manner, with respect to the voting of, securities of the Company or its Affiliates, or become a "participant" in any "election contest" (as those terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company or its Affiliates (other than non-public communications which would not require public disclosure by any Person or solicitation of proxies in support of the election of Investor Designees or other persons nominated by the Board of Directors in accordance with Section 3.1 hereof in circumstances in which a third party is soliciting parties for the election of nominees not nominated by the Board of Directors);

          (v) initiate, propose or, except with the prior approval of a majority of the Unaffiliated Directors (which approval is requested in a manner which does not require disclosure publicly or to any third parties), otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company or its Affiliates or induce or attempt to induce any other Person to initiate any stockholder proposal or seek election to or seek to place a representative on the Board of Directors of the Company (except pursuant to Section 3.1 of this Agreement) or its Affiliates or seek the removal of any member of the Board of Directors of the Company or its Affiliates (for this purpose, the actions of the Investor Designees in communicating (without public disclosure or disclosure to third parties) with the Board of Directors in their capacity as directors of the Company, and non-public communication which would not require public disclosure by any Person, shall not be deemed to be in contravention of this paragraph (v));

          (vi) in any manner, agree, attempt, seek or propose (other than making any request for permission with respect thereto which would not require disclosure publicly or to any third party) to deposit any securities of the Company or its Affiliates in any voting trust or similar arrangement or to subject any securities of the Company or its Affiliates to any other voting or proxy agreement, arrangement or understanding (other than any such agreements or understandings with other Investor Partners or their Affiliates) provided, however, that Investor and its Affiliates may enter into such voting trusts, agreements, arrangements or understandings for the purpose of a monetization of all or part of the securities of the Company Beneficially Owned by Investor or its Affiliates;

          (vii) offer, sell or transfer any Voting Securities or rights to receive Voting Securities except for Dispositions in accordance with
     Article 4;

          (viii) other than as required by law, disclose any intention, plan or arrangement, or make any public announcement (or request permission to make any such announcement other than making any request for permission which would not require disclosure publicly or to any third party), or induce any other Person to take any action, inconsistent with the foregoing clauses (a)(i), (iii), (iv), (v) and (vi);

          (ix) other than as required by law, disclose any intention, plan or arrangement, or make any public announcement (or request permission to make any such announcement other than making any request for permission which would not require disclosure publicly or to any third party), or induce any other Person to take any action, inconsistent with the foregoing clauses
     (a)(ii) and (vii);

          (x) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing;

          (xi) advise, assist or encourage or finance (or assist or arrange financing to or for) any other Person in connection with any of the foregoing; or

          (xii) otherwise act in concert with others, to seek to Control or influence the management, Board of Directors or policies of the Company or its Affiliates (for this purpose, the actions of the Investor Designees in their capacity as directors of the Company shall not be deemed to be in contravention of this paragraph (xii));

provided, that this Section 2.1 shall not restrict or inhibit the rights of an Investor to exercise its voting rights as a stockholder of the Company (subject to Section 3.2).

     (b) Affiliates of Investor who (i) are not Related Transferees of any Investor, (ii) are not in possession of any material non-public Information provided to Investor by the Company, its subsidiaries or representatives pursuant to Section 3.4 hereof or otherwise, and (iii) do not have voting or dispositive power over any shares of Series B Preferred Stock, any of the Notes or any Conversion Shares (such Affiliates being "Exempt Affiliates") shall not be subject to this Section 2.1.

     (c) The Company also agrees that the Lehman Parent Entities and their Affiliates (other than (i) the Investor and (ii) Affiliates of the Investor to the extent that such Affiliates are not also either the Lehman Parent Entities or Affiliates of the Lehman Parent Entities) shall be deemed Exempt Affiliates, provided, however that no such person will be deemed an Exempt Affiliate (x) if any person involved in making the decision to enter into any transaction or take any action that is prohibited during the Standstill Period was, at the time of such decision, in possession of any material non-public Information provided to Investor by the Company, its subsidiaries or representatives pursuant to Section
3.4 hereof or otherwise, (y) with respect to any action or transaction by such person involving the Note, the Series B Preferred Stock, or any Conversion Shares or (z) if such person is a Related Transferee.

     (d) Except as expressly set forth herein or in any other Documents, or as otherwise agreed to by the Company, the Investor agrees that it will, and will cause all of the entities comprising the Investor and the principals and all Affiliates of such entities comprising the Investor (other than Lehman Parent Entities and their Affiliates (and their successors and assigns), but excluding any non Lehman Parent Entities-affiliated Investor Partners), to (i) maintain Investor in the role of a passive investor in the Company so as not to, directly or indirectly, assert active involvement in the day-to-day management or operations of the Company, (ii) not, directly or indirectly, utilize any corporate or business tradename of the Company (including, without limitation, in press releases, publications or interviews); provided, however, that nothing in the foregoing clauses (i)-(ii) shall restrict (1) Investor and their designees on the Board of Directors of the Company from engaging in the usual and customary actions to be taken by members of boards of directors of public companies in carrying out the fiduciary duties that such directors owe to shareholders of a public company, (2) such Persons from carrying out their respective duties as member(s) of any committees of the Board of Directors of the Company, or (3) Investor or any of the entities comprising Investor from disclosing in press releases, publications or interviews any information (a) required by law, (b) reasonably necessary and appropriate in the ordinary course of business to describe the investment or interests of such Person on the Company or (c) reasonably consistent with ordinary, prudent and customary business practices within the hospitality industry.

     SECTION 2.2. EARLY TERMINATION OF STANDSTILL. The obligations of Investor under Section 2.1 may, at the sole option of the Investor, which option shall be exercised by prior written notice delivered to the Company, terminate early upon the occurrence of any of the following events:

     (a) At least $1,500,000 in indebtedness for monies borrowed by the Company or its subsidiaries shall have been accelerated and payment therefor shall not have been made within 20 days after such acceleration, and the Company shall not in good faith be contesting whether such amount is owed.

     (b) A final judgment or judgments (not subject to appeal) for the payment of money shall have been entered against the Company or its subsidiaries in an aggregate amount in excess of $1,500,000 (exclusive of any amounts fully covered by insurance (less any applicable deductible) or indemnification) by a court or courts of competent jurisdiction, which judgments remain unsatisfied, undischarged, unstayed or unbonded for a period of 45 days after the entry of such judgment or judgments.

     (c) The Company shall file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment, liquidation, dissolution or similar relief pursuant to Title 11 of the United States Code or under any similar present or future federal law or the law of any other jurisdiction or shall be adjudicated a bankrupt or insolvent, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or for all or any substantial part of its property, or shall make a general assignment for the benefit of its creditors.

     (d) A petition or answer shall be filed proposing the adjudication of the Company as bankrupt or its reorganization or arrangement, or any composition, readjustment, liquidation, dissolution or similar relief with respect to it pursuant to Title 11 of the United States Code or under any similar present or future federal law or the law of any other jurisdiction, and the Company shall consent to or acquiesce in the filing thereof, or such petition or answer shall not be discharged or denied within 60 days after the filing thereof.

     (e) The Company shall be in material breach of its obligations to Investor under the Registration Rights Agreement and such breach shall not have been cured within 20 days after receipt by the Company from Investor of a written notice specifying such breach and requiring it to be remedied, and the Company shall not in good faith be contesting whether such breach has occurred.

     (f) If (i) the Company shall, in breach of its obligations under this Agreement, fail to nominate for election to the Board of Directors any Investor Designee who satisfies the requirements for designation to the Board of Directors set forth in Section 3.1(d), (ii) the Company shall otherwise be in material breach of any of its obligations under Section 3.3 hereof and such breach shall not have been cured within 20 days after receipt by the Company from the Investor of a written notice specifying such breach and requiring it to be remedied, or (iii) the applicable number of Investor Designees shall not be elected or appointed to serve on the Board or Directors.

     (g) The public announcement by or on behalf of any Person or Group (other than the Investor and its Affiliates) of the commencement of an offer to acquire Beneficial Ownership of outstanding shares of Common Stock such that after such acquisition such Person or Group would Beneficially Own more than 25% of the outstanding shares of Voting Stock (an "Offer"), but only if (A) the Company has not, within 10 business days after announcement of such Offer (or such longer period as may then be permitted under applicable law for the Company's initial recommendation with respect to such Offer), publicly recommended that such Offer not be accepted, or (B) all of the material conditions to such Offer relating to the elimination or satisfaction of the material defensive provisions established by the Company, including any rights plan or similar defensive provision of the Company, have been satisfied or waived.

     (h) The receipt by the Company of a bona fide proposal relating to a Reorganization Transaction from any Person or Group (other than the Investor and its Affiliates) reasonably expected to have the financial resources to complete the Reorganization Transaction, but only if the Company has not, within 20 days after receipt of such proposal, rejected such proposal.

     (i) The public announcement by or on behalf of any Person or Group (other than the Investor and its Affiliates) of the commencement of a bona fide proxy or consent solicitation subject to Section 14 of the Exchange Act (or any successor provision) to elect or remove a majority of the directors of Company which is not, within 10 business days after the announcement of such proxy or consent solicitation (or such longer period as may then be permitted under applicable law for the Company's initial recommendation with respect to such solicitation if such a period is specified), publicly opposed by the Company's Board of Directors and which would, if successful, result in a change in the composition of a majority of the Board of Directors of the Company.

     (j) The acceptance or approval by the Company of a proposal relating to a Reorganization Transaction or recommendation by the Company that an Offer be accepted.

     (k) The execution of a definitive agreement with any Person or Group (other than the Investor or its Affiliates) to acquire Voting Securities from the Company such that, as a result of such acquisition such Person or Group would Beneficially Own more than 25% of the shares of the Common Stock then issued and outstanding.

     (l) The Company shall be in default in respect of the payment of interest on the Note or dividends on the Series B Preferred Stock and such default has not been cured within 30 days.

     (m) The Company shall not have made any of the capital contributions to the Joint Venture (as such term is defined in the Purchase Agreement) as required by the partnership agreement relating thereto.

     The Company shall provide the Investor with prompt written notice of the occurrence of any of the events set forth in (i) this Section 2.2, or (ii) the receipt by the Company of a proposal for a Reorganization Transaction from any Person or Group (such notice to be provided within 10 days after receipt thereof, but without disclosing the terms thereof or the identity of such Person or Group).

     SECTION 2.3. MODIFICATION UPON SUBSEQUENT AGREEMENT. If (a) the Company enters into any agreement, understanding or arrangement with any other Person or Group who has made a proposal for a Reorganization Transaction or the acquisition of the Acquiror Percentage or more (or owns the Acquiror Percentage or more) of any class of equity securities of the Company (each a "Future Major Investor") relating to the Company's obligation, whether absolute, contingent, current or future, to support or cause the nomination of one or more Persons to the Board of Directors at the request of the Future Major Investor, and (b) such agreement, understanding or arrangement contains any terms with respect to the matters covered by this Article 2 that are more favorable to the Future Major Investor than those provided to the Investor hereunder, then this Article 2 shall be automatically modified to include the more favorable terms and thereby provide the Investor with rights at least as favorable and obligations no more burdensome as those given to the Future Major Investor. The "Acquiror Percentage" means (i) 10% in the case of a Person or Group who would, following such acquisition, be required to file an information statement on Schedule 13G pursuant to Rules under the Exchange Act, and (ii) 5% in the case of a Person or Group who would, following such acquisition, be required to file an information statement on Schedule 13D pursuant to Rules under the Exchange Act.

                                   ARTICLE 3

                        Board Representation and Voting

     SECTION 3.1. BOARD REPRESENTATION. (a) The Company agrees to the provisions set forth in Section 3(b) of the Articles Supplementary relating to the Series B Preferred Stock as if such provisions were included herein so long as shares of Series B Preferred Stock are outstanding. After both (i) the earliest to occur of (A) such time that there are no shares of Class B Common Stock outstanding, (B) such time that there are no shares of Class C Common Stock outstanding, (C) September 30, 2003, and (D) such other time as the number of Directors of the Company otherwise may be validly fixed by a resolution adopted by the Board of Directors and (ii) the end of the Investor Designee Period, the Board of Directors shall consist of no more than eleven directors.

     During the Investor Designee Period, the Investor shall be entitled to nominate Investor Designees who shall serve on one-half of the seats on each committee of the Board of Directors other than any committee formed for the purpose of considering matters relating to the Investor provided, however, that if the Applicable Number is less than one-half of the number of seats on any committee of the Board of Directors, then the Investor shall be entitled to nominate Investor Designees only to the Applicable Number of seats on such committee.

     (b) Immediately following the Closing, the Company will cause the five persons designated by the Investor to be elected or appointed to the Board of Directors to serve as the Series B Preferred Directors and as the Investor Designees pursuant to this Agreement and shall take all action required to cause the election or appointment to the Board of Directors of the Investor Designees nominated by the Company, as contemplated by the next sentence. At all times until the Investor and its Related Transferees both (i) no longer Beneficially Own at least 5% of the Total Voting Power and (ii) no longer Beneficially Own shares of Series B Preferred Stock and Notes which have an aggregate liquidation preference or outstanding principal amount of at least 10% of the Original Investment Amount (the "Investor Designee Period"), the Company agrees, subject to Section 3.1(d), to support the nomination of, and the Company's Nominating Committee shall recommend to the Board of Directors the inclusion in the slate of nominees recommended by the Board of Directors to stockholders for election as directors at each annual meeting of stockholders of the Company: (i) the Applicable Number of Investor Designees (as defined in the next sentence) and
(ii) the number of other persons obtained by subtracting the Applicable Number of Investor Designees from eleven, each of whom is (A) recommended by the Nominating Committee and (B) not a partner, employee, director, officer, Affiliate or associate (as defined in Rule 12b-2 under the Exchange Act) of Investor or any Affiliate of Investor or as to which the Investor or its Affiliates own at least ten percent of the voting equity securities ("Unaffiliated Directors"). The "Applicable Number" of Investor Designees shall be (A) five Investor Designees so long as the Investor and Related Persons Beneficially Own Voting Securities representing at least 30% or more of the Total Voting Power (without taking into account any limitation on the conversion of such Voting Securities in determining such Beneficial Ownership or the number of shares issuable upon complete conversion) ("Shares"), (B) four Investor Designees, so long as the Investor and Related Persons Beneficially Own at least 20% or more but less than 30% of the Shares, (C) three Investor Designees, so long as the Investor and Related Persons Beneficially Own at least 10% or more but less than 20% of the Shares, and (D) one Investor Designee, so long as the Investor and Related Persons Beneficially Own at least 5% or more but less than 10% of the Shares (each a "Beneficial Ownership Threshold"). If, during the Investor Designee Period, any vacancy (whether by death, retirement, disqualification, removal from office or other cause, or by increase in number of directors) occurs prior to a meeting of the Company's stockholders, the Board
(i) shall appoint, subject to Section 3.1(d), a person designated by the Investor to fill a vacancy created by an Investor Designee ceasing to serve as a director (except as a result of the reduction of the number of Investor Designees entitled to be included on the Board of Directors by reason of a decrease in the Investor's Beneficial Ownership of Shares below any Beneficial Ownership Threshold), and (ii) may appoint a person who qualifies as an Unaffiliated Director and is recommended by the Nominating Committee pursuant to the procedures set forth in the following paragraph to fill a vacancy created by an Unaffiliated Director ceasing to serve as a director (provided, however, that in the case of a vacancy relating to an Unaffiliated Director, if a majority of the Nominating Committee is unable to recommend a replacement, then the Board seat with respect to this vacancy shall remain vacant), and each such person shall be an Investor Designee or Unaffiliated Director, as the case may be, for purposes of this Agreement.

     At all times during the Investor Designee Period, Unaffiliated Directors shall be designated exclusively by a majority of a nominating committee (the "Nominating Committee"), which shall at all times during the Investor Designee Period consist of not more than four persons, two (or such lesser number of Investor Designees as are then required to be included on the Board of Directors) of whom shall be Investor Designees and the remainder of whom shall be Unaffiliated Directors. If the Nominating Committee is unable to recommend one or more persons to serve as Unaffiliated Directors (except with respect to any vacancy created by an Unaffiliated Director ceasing to serve as such) for a period of 180 days from the date the Nominating Committee first meets to consider such recommendation, then upon, and only upon, the expiration of such 180-day period the Board of Directors may nominate and recommend for election by stockholders one or more persons to serve as such Unaffiliated Directors.

     At all times during the Investor Designee Period, the Board of Directors shall maintain in existence a "Compensation Committee" consisting of four directors of which two (or such lesser number of Investor Designees as are then required to be included on the Board of Directors) shall be Investor Designees. The Compensation Committee shall have the exclusive responsibility of administering the Company's stock option and incentive plans and of determining the compensation of executive officers of the Company.

     The foregoing provisions shall be effected pursuant to an amendment to the Company's Bylaws in a form reasonably acceptable to the parties to this Agreement, which shall not be further amended by the Board of Directors during the Investor Designee Period.

     (c) Upon any decrease in the Investor's Beneficial Ownership of Shares below any Beneficial Ownership Threshold, the Investor shall cause a number of Investor Designees to offer to immediately resign from the Company's Board of Directors such that the number of Investor Designees serving on the Board of Directors immediately thereafter will be equal to the number of Investor Designees which the Investor would then be entitled to designate under Section 3.1(b). Upon termination of the Investor Designee Period, the Investor shall promptly cause all of the Investor Designees to offer to resign immediately from the Board of Directors and any committees thereof and the Company's obligations under this Section 3.1 shall terminate.

     (d) Notwithstanding the provisions of this Section 3.1, the Investor shall not be entitled to designate any person to the Company's Board of Directors (or any committee thereof) in the event (i) that the Company receives a written opinion of its outside counsel that an Investor Designee would not be qualified under any applicable law, rule or regulation to serve as a director of the Company, (ii) if the Company objects to an Investor Designee because such Investor Designee has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D or such person is currently the target of an investigation by any governmental authority or agency relating to felonious criminal activity or is subject to any order, decree, or judgment of any court or agency prohibiting service as a director of any public company or providing investment or financial advisory services or (iii) such Investor Designee is an employee of a Lehman Parent Entity but is not an officer of such Lehman Parent Entity and, in any such event, the Investor shall withdraw the designation of such proposed Investor Designee and designate a replacement therefor (which replacement Investor Designee shall also be subject to the requirements of this Section). The Company shall use its reasonable best efforts to notify the Investor of any objection to an Investor Designee sufficiently in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors to enable the Investor to propose a replacement Investor Designee in accordance with the terms of this Agreement.

     (e) Each Investor Designee serving on the Board of Directors shall be entitled to all compensation and stock incentives granted to directors who are not employees of the Company on the same terms provided to, and subject to the same limitations applicable to, such directors.

     (f) The Company shall obtain and cause to be maintained in effect, with financially sound insurers, a policy of directors' and officers' liability insurance in an amount and upon such terms as, from time to time, are reasonably and customary for a public company, after taking into account the size and nature of business of the Company.

     (g) The Charter or Bylaws, or both, shall to the fullest extent permitted by law provide for indemnification of, and advancement of expenses to, and limitation of the personal liability of, the directors of the Company or such other person or persons, if any, who, pursuant to a provision of such Certificate of Incorporation, exercise or perform any of the powers or duties otherwise conferred or imposed upon such directors, which provisions shall not be amended, repealed or otherwise modified in any manner adverse to the directors until at least six (6) years following the date that the Investor is no longer entitled to designate directors pursuant to this Section 3.1.

     (h) The parties acknowledge that Affiliates of the Investor and Investor Partners and their Affiliates have investments in other business similar to and which may compete with the Company's businesses ("Competing Businesses") and reserve the right to make additional investments in other Competing Businesses independent of their investments in the Company. By virtue of the Investor holding securities of the Company or by having persons designated by or affiliated with such Investor serving on the Board or any Subsidiary's Board of Directors (or the functional equivalent thereof in the case of non-corporate Subsidiaries) or otherwise, neither the Investor nor any of the Investor's Affiliates and Investor Partners and their Affiliates shall have any obligation to the Company, or any Subsidiary to refrain from competing with the Company or any Subsidiary, making investments in Competing Businesses, otherwise engaging in any commercial activity, and the Company and its Subsidiaries hereby waive any right which they otherwise would have with respect to any such investments or activities undertaken by Investor and Investor Partners and their Affiliates, provided that nothing herein will affect the Company's rights under Section 3.5. Without limitation of the foregoing, the Investor or any of the Investor's

Affiliates and Investor Partners and their Affiliates may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Company or any Subsidiary, and none of the Company, nor any Subsidiary shall have any rights or expectancy by virtue of Investor's relationships with the Company, any Subsidiary, this Agreement or otherwise in and to such independent ventures or the income of profits derived therefrom; and the pursuit of any such venture, even if such investment is in a Competing Business, shall not be deemed wrongful or improper, provided that nothing herein will affect the Company's rights under Section 3.5. Neither the Investor nor any of its Affiliates and Investor Partners and their Affiliates shall be obligated to present any particular investment opportunity to the Company or any Subsidiary even if such opportunity is of a character that, if presented to the Company or a Subsidiary, could be taken by the Company or such Subsidiary, and the Investor and its Affiliates and Investor Partners and their Affiliates shall continue to have the right to take for their own respective account or to recommend to others any such particular investment opportunity.

     (i) The Company shall pay all reasonable travel expenses and other out-of-pocket disbursements incurred by the directors to attend meetings of the Board, of any Subsidiary board of directors or of any committees thereof in accordance with the procedures from time to time in effect for Unaffiliated Directors.

     SECTION 3.2. VOTING. (a) Investor agrees that during the Standstill Period Investor shall be present in person or represented by proxy, at all meetings of stockholders of the Company so that all Conversion Shares Beneficially Owned by Investor and entitled to vote at that meeting shall be counted for the purpose of determining the presence of a quorum at such meetings. Investor agrees that during the Standstill Period:

          (i) In connection with the election of directors of the Company, Investor shall vote or cause to be voted all Conversion Shares Beneficially Owned by such Investor to elect those individuals nominated in accordance with the provisions of Section 3.1.

          (ii) In connection with other proposals submitted to stockholders of the Company, Investor shall be free to vote or cause to be voted, or consent with respect to, all Voting Securities Beneficially Owned by such Investor in its discretion.

     SECTION 3.3. REQUIRED BOARD APPROVAL. In addition to any other required vote of the Board of Directors, the Company agrees that until the later of (i) the expiration or termination of the Standstill Period, (ii) if the Standstill Period is terminated by reason of the occurrence of any of the events specified in Section 2.2(a) through (f) or Section 2.2(l), the fourth anniversary of the Closing and (iii) such time as the Investor and its Affiliates no longer Beneficially Own securities of the Company having an aggregate principal amount, liquidation preference or Fair Market Value, as the case may be, of at least 51% of the Original Investment Amount, each of the following actions also shall require the affirmative vote of at least a majority of the Investor Designees:

     (a) except for any transaction or series of transactions involving only wholly-owned subsidiaries of the Company, (i) consolidate or merge into or with any other Person, or (ii) enter into any other Reorganization Transaction (or any transaction constituting a Change in Control, as such term is defined in the Notes);

     (b) voluntarily liquidate, dissolve or wind up;

     (c) purchase, acquire or obtain any capital stock or other proprietary interest, directly or indirectly, in any other entity, except for (i) any transaction or series of transactions involving only wholly-owned subsidiaries of the Company as of the date hereof, or (ii) the purchase of all or substantially all of the capital stock or other proprietary interest of other entities for an aggregate purchase price, including without limitation, any liabilities of the acquired entities, of less than the Threshold Amount;

     (d) purchase, acquire or obtain assets of any third party in an aggregate amount (as to the Company and all of its subsidiaries), including without limitation, any liabilities of the acquired entities, in excess of the Threshold Amount;

     (e) make or commit to make capital expenditures which exceed the amount set forth in the Budget by more than the Threshold Amount;

     (f) sell, transfer or otherwise dispose of any equity interest of the Company or any of its subsidiaries, except for transactions involving only wholly-owned subsidiaries of the Company which either (i) is in excess of the Threshold Amount, or (ii) relates to the Joint Venture;

     (g) enter into or commit to enter into any joint ventures or any partnerships, establish any non-wholly-owned subsidiaries or form any joint venture (other than the Joint Venture) either (i) in excess of the Threshold Amount, or (ii) in activity or business competitive with the Joint Venture;

     (h) sell, lease, transfer or otherwise dispose of any assets of the Company or any of its subsidiaries in excess of the Threshold Amount;

     (i) create, incur, assume or suffer to exist any indebtedness for borrowed money (including any capital leases) of the Company or any of its subsidiaries at any one time outstanding in excess of the Threshold Amount;

     (j) redeem the Rights issued pursuant to the Shareholder Rights Agreement, dated as of July 8, 1999, between the Company and American Stock Transfer and Trust Company, as Rights Agent (the "Rights Agreement") or any successor agreement thereto or otherwise render the Rights Agreement inapplicable to any person who would otherwise be an "Acquiring Person" as defined in the Rights Agreement, except, in either case, (i) for any conversion of the Notes or the Series B Preferred Stock into Common Stock or any Disposition by the Investor permitted by this Agreement, (ii) in connection with a transaction approved or recommended by unanimous vote of the Board members present and voting thereon (in all events including at least a majority of the Investor Designees as are then required to be included on the Board of Directors), and (iii) as reasonably determined by the Board to be required by law or the requirements of a National Securities Exchange;

     (k) pay, or set aside any sums for the payment of, any dividends, or make any distribution on, any shares of its common stock or redeem, repurchase or otherwise acquire any outstanding shares of its common stock or any other of its outstanding securities (other than indebtedness at maturity in accordance with the terms thereof);

     (l) issue, sell or amend the rights of any capital stock or other securities of the Company or any of its subsidiaries except for (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock; (ii) in connection with the issuance of Common Stock upon conversion of the Notes or Series B Preferred Stock or otherwise in accordance with the provisions of the Notes and the Series B Preferred Stock;
(iii) for the issuance of shares of Common Stock or the issuance of options to purchase Common Stock approved by the Compensation Committee to employees, advisors, consultants or outside directors of the Company directly or pursuant to an employee benefit plan of the Company; and (iv) acquisitions and other transactions permitted under other provisions of this Section 3.3;

     (m) change the Company's independent public accountants (unless the Audit Committee shall determine that they are no longer "independent" within the meaning of Independence Standards Board Standard No. 1) or, other than as provided by Section 5.13, retain a financial advisor to the Company in connection with a merger, consolidation, recapitalization, an acquisition or divestiture involving or expected (in the opinion of the Board) to involve, gross proceeds in excess of the Threshold Amount or a public offering of securities;

     (n) become a party to any agreement which by its terms restricts the Company's performance of the terms of the Purchase Agreement, the Registration Rights Agreement, the Notes, the Series B Preferred Stock or this Agreement (together, the "Documents");

     (o) grant any registration rights in respect of securities of the Company which have an aggregate value, in any year ending on the anniversary of the date of this Agreement, greater than the lesser of (i) the Threshold Amount and (ii) 5% of the market capitalization of the Company that would be inconsistent with the rights granted to the holders of Registrable Securities under the Registration Rights Agreement or otherwise conflict with or violate the provisions thereof;

     (p) amend, modify or waive the Charter, the Notes or the Bylaws in any manner which adversely affects the rights of any of the Investors thereunder, including, without limitation, any change in the number of directors comprising the Board, or become a party to any agreement which conflicts in any material respect with the Documents; and

     (q) enter into any transaction (except (i) as expressly permitted by this Agreement or the Purchase Agreement or (ii) relating to compensation of executive officers as determined by the Compensation Committee) with any "affiliate" or "associate" (as such terms are defined under Rule 12b-2 under the Exchange Act) of the Company or any stockholder of the Company (other than the Investor or its Affiliates).

     For the purposes of this section the term "Threshold Amount" shall mean,
(a) with respect to any individual transaction, action or instance, the amount of $2,000,000 at any time prior to the first anniversary of the Closing, which amount shall increase by $1,000,000 from the amount then in effect on each anniversary of the Closing if the Company EBITDA (as defined below) is greater than or equal to the EBITDA Target (as defined below) for such anniversary, (b) provided that (i) if the Company EBITDA for such anniversary is less than the EBITDA Target for such anniversary, the Threshold Amount shall be the increased Threshold Amount that would otherwise apply pursuant to clause (a) above multiplied by the Company EBITDA for such anniversary divided by the EBITDA Target for such anniversary, and (ii) the Threshold Amount shall not exceed $5,000,000, and further provided, however, that all such transactions subject to this limitation shall not, in the aggregate for any year ending on an anniversary of the Closing, exceed the lesser of (x) two times the amount applicable to any individual transaction, action or instance during such period and (y) $10,000,000.

     "Company EBITDA" for any anniversary of the date of the Closing shall mean the EBITDA of the Company for the prior calendar year, including earnings attributable to management agreements with respect to hotels owned directly or indirectly by CGLH-IHC Fund I, L.P.

     The "EBITDA Target" shall mean the EBITDA of the Company for calendar year 2000 adjusted for the revenues and expenses, including minority interest, affected by the Wyndham Redemption Agreement as though such agreement had been in effect throughout the entire year, plus: (i) for the first anniversary of the date of the Closing, $10,000,000; (ii) for the second anniversary of the date of the Closing, $20,000,000; and (iii) for the third anniversary of the date of the Closing, $30,000,000.

     SECTION 3.4 NOTICES OF DISPOSITIONS OF VOTING SECURITIES. Not later than the tenth day following the end of any calendar month during the Standstill Period in which one or more Dispositions of Voting Securities by Investor or any of its Affiliates shall have occurred, Investor shall give written notice of all such Dispositions by Investor, and shall use its reasonable best efforts to cause its Affiliates to give written notice of all such Dispositions by its Affiliates, to the Company unless any such Disposition has been reflected in a public filing that was delivered to the Company on or in advance of the date upon which notice thereof under this Section 3.4 would have been due. Such notice shall state the date upon which each such Disposition was effected, the number and type of Voting Securities involved in each such Disposition, the means by which each such Disposition was effected and, to the extent known, the identity of the Person acquiring Voting Securities.

     SECTION 3.5. ACCESS TO INFORMATION. The Company will provide Investor during normal business hours upon reasonable prior notice with (i) access to the books and records of the Company and information relating to the Company, its properties, operations, financial condition and affairs (together with the reports specified in the following sentence, the "Information") and (ii) the opportunity to consult with management of the Company, at least once each month, regarding the Company, its properties, operations, finances and affairs, in the case of each of clauses (i) and (ii), in accordance with and subject to the limitations in Section 5.4 of the Purchase Agreement. The Company will provide Investor, on a timely basis, with the financial and other information required to be delivered to the Purchaser pursuant to Section 5.4 of the Purchase Agreement. Certain of the parties who may hold partnership interests in Investor may request the Information and consultation rights provided herein to enable the securities held by such person to qualify as a "venture capital investment" as to which such persons have "management rights," in each case as such terms are defined in Department of Labor Regulation Section 2510.3-101(d) in which event the Company shall provide such access; provided, however, that nothing herein shall require the Company to furnish such person with more than rights of access to Information and consultation provided herein regardless of whether such rights are sufficient for such person to comply with venture capital operating company requirements. In furtherance of the foregoing, and in addition to the rights of Investor Designees under Section 3.3 for so long as the Investor Beneficially Owns any of the Notes, shares of Series B Preferred Stock or Conversion Shares, the Company agrees to inform the Investor in advance of any corporate actions which the Company considers to be major or significant, including, without limitation, extraordinary dividends, mergers, acquisitions or dispositions of significant assets, issuances of significant amounts of debt or equity, the signing, acquisition or termination of any hotel management contract, and material amendments to the Charter or Bylaws of the Company, and (subject to the limitations specified in the proviso in the preceding sentence) to provide the Investor with the opportunity to consult with management of the Company with respect to such matters. The Investor and such other persons exercising rights under this Section agree to hold in strict confidence all nonpublic Information furnished to them and to use all Information only in connection with the management of their investment in the Company, except that they may disclose any information that (i) is or becomes generally available to the public other than as a result of disclosure by them, and (ii) is or becomes available to them from a source other than the Company; provided, however, that, to their knowledge, the source is not bound by a confidentiality obligation with the Company in respect thereof. If any person is required by a court or administrative agency to disclose any of the nonpublic Information, such person shall promptly notify the Company of such requirement so that the Company may at its own expense oppose such requirement or seek a protective order and request confidential treatment of such Information. It is agreed that if such person is nonetheless compelled to disclose the Information, the Investor may disclose such portion of the Information which is legally required without liability hereunder. In any event, such person will not oppose action by the Company to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Information. Nothing herein shall permit any such person to disclose material non-public Information to permit such person to purchase or sell securities of the Company in compliance with the federal securities laws. The Investor hereby acknowledges that it is aware, and that such other persons, and the officers, partners, directors, employees, representatives and agents of such other persons and the Investor, have been, or will be prior to receiving Information, advised by the Investor that applicable securities laws may prohibit any person who has material, non-public information from purchasing or selling securities of the Company or from communicating the information to any other person or entity.

                                   ARTICLE 4

                             Transfer Restrictions

     SECTION 4.1. RESTRICTIONS ON DISPOSITIONS. During the Standstill Period, Investor shall not directly or indirectly, sell, assign, donate, transfer, pledge, hypothecate, grant any option with respect to or otherwise dispose of any interest in (or enter into an agreement or understanding with respect to the foregoing) any Voting Securities acquired pursuant to the Purchase Agreement or upon conversion of such securities (a "Disposition"), except as set forth below in this Section 4.1.

     Dispositions may be effected by an Investor during the Standstill Period as follows:

     (a) No Dispositions of any nature may be made prior to the date that is six months after the Closing, except pursuant to Sections 4.1(e) and (f).

     (b) After six months after the Closing, Dispositions of Voting Securities may be made at any time in compliance with the Registration Rights Agreement.

     (c) After six months after the Closing, Dispositions of Voting Securities may be made pursuant to sales effected in accordance with Rule 144 under the Securities Act; provided that such Dispositions shall not be made to any Person who or which would immediately thereafter, to the knowledge of Investor, any of its Affiliates, or Investor's broker, Beneficially Own Voting Securities representing more than the Maximum Ownership.

     (d) After six months after the Closing, Dispositions may be made to any Person (other than pursuant to a Reorganization Transaction) that would, following such Disposition, Beneficially Own no more than the Maximum Ownership.

     (e) Dispositions may be made pursuant to a merger transaction or other business combination or a tender offer for outstanding shares of Common Stock which is recommended to the stockholders of the Company generally by at least a majority of the entire Board of Directors.

     (f) Dispositions may be made by Investor to (i) any holder of partnership or other ownership interests in Investor or (ii) any other Person (provided, that, in respect of any such disposition to any other Person before the second anniversary of the date hereof, the Company must consent in writing to such disposition, such consent not to be unreasonably withheld) that, in either case, executes an instrument in form and substance satisfactory to the Company in which it makes the representations and warranties set forth in Section 1.3(b) as of the date of the execution of such instrument and agrees to be bound by the terms of this Agreement as if an original signatory to this Agreement (each such transferee, a "Related Transferee"), in which case such Related Transferee shall thereafter be an "Investor" for all purposes of this Agreement.

     (g) With respect to Voting Securities which are, by their terms, convertible into or exercisable or exchangeable for other Voting Securities such conversion, exercise or exchange shall not be deemed a Disposition. Without limiting the foregoing, the Company acknowledges that the conversion of the Note or shares of Series B Preferred Stock into Conversion Shares shall not be a Disposition.

     As used herein, the term "Maximum Ownership" shall mean 20% of the Total Voting Power in the case of a Person who is eligible to report such ownership on
Schedule 13G under the Exchange Act and 12.5% of the Total Voting Power in the case of any other Person.

     SECTION 4.2. RIGHTS AGREEMENT. The Company represents that it has amended its Rights Agreement to permit the Dispositions permitted by this Agreement such that the acquisition of the Maximum Ownership by any transferee shall not result in such transferee becoming an Acquiring Person as defined in the Rights Agreement. The Company agrees that it shall not adopt any amendment to the Rights Agreement inconsistent with the foregoing.

                                   ARTICLE 5

                                 Miscellaneous

     SECTION 5.1. NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, fax or air courier guaranteeing delivery:

     (a)  If to the Company, to:

             Interstate Hotels Corporation
           680 Andersen Drive, Foster Plaza Ten
           Pittsburgh, Pennsylvania 15220
           Attn: General Counsel
           Fax: (412) 920-5733

         with a copy to:

             Jones, Day, Reavis & Pogue
           North Point,
           901 Lakeside Avenue
           Cleveland, Ohio 44114-1190
           Attn: Zachary Paris, Esq.
           Fax: (216) 759-0212

or to such other person or address as the Company shall furnish to Investor in writing;

     (b)  If to Investor, to:

             CGLH Partners I LP and CGLH Partners II LP
           c/o Lehman Brothers Holdings Inc.
           200 Vesey St
           12th Floor
           New York, New York 10285
           Attn: Joseph Flannery
           Fax: (212) 526-7006
         with a copy to:

              Continental Gencom Holdings
           3250 Mary Street
           Suite 500
           Miami, Florida 33133
           Attn: Mr. K. Alibhai and Mr. S. Weiser
           Fax: (305) 445-4255

         with a copy to:

             Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street
           Suite 2200
           Miami, Florida 33130
           Attn.: Richard E. Schatz, Esq.
           Fax: (305) 789-3395

         with a copy to:

             Fried, Frank, Harris, Shriver & Jacobson
           1 New York Plaza
           New York, New York 10004
           Attn: Jonathan Mechanic, Esq.
           Fax: (212) 859-8582

or to such other person or address as Investor shall furnish to the Company in writing.

     All such notices, requests, demands and other communications shall be deemed to have been duly given: at the time of delivery by hand, if personally delivered; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed domestically in the United States (and seven (7) Business Days if mailed internationally); when answered back, if telexed; when receipt acknowledged, if telecopied; and on the Business Day for which delivery is guaranteed, if timely delivered to an air courier guaranteeing such delivery.

     SECTION 5.2. LEGENDS. (a) If requested in writing by the Company, Investor shall present or cause to be presented promptly all certificates representing Voting Securities Beneficially Owned by Investor for the placement thereon of a legend substantially to the following effect, which legend will remain thereon so long as such legend is required under applicable securities laws:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SUCH SHARES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH A REGISTRATION THEREUNDER OTHER THAN PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS AND DELIVERY TO INTERSTATE HOTELS CORPORATION OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THOSE LAWS."

     (b) Investor shall present or cause to be presented promptly all certificates representing Voting Securities Beneficially Owned by Investor, for the placement thereon of a legend substantially to the following effect, which legend will remain thereon during the Standstill Period as long as such Voting Securities are Beneficially Owned by Investor:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE
     PROVISIONS OF AN INVESTOR AGREEMENT, DATED AS OF AUGUST [                ],
     2000, BETWEEN INTERSTATE HOTELS CORPORATION ("INTERSTATE") AND THE PARTY NAMED THEREIN AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHER-

     WISE DISPOSED OF EXCEPT IN ACCORDANCE THEREWITH. A COPY OF SAID AGREEMENT IS ON FILE AT THE OFFICE OF THE CORPORATE SECRETARY OF INTERSTATE."

     (c) The Company may enter a stop transfer order with the transfer agent or agents of Voting Securities against any Disposition not in compliance with the provisions of this Agreement.

     SECTION 5.3. ENFORCEMENT. Investor, on the one hand, and the Company, on the other hand, acknowledge and agree that irreparable injury to the other party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that, in addition to any other remedies which may be available at law or in equity, each party hereto (the "Moving Party") shall be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms of this Agreement, and the other parties hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The parties further agree that no bond shall be required as a condition to the granting of any such relief.

     SECTION 5.4. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding of the parties with respect to the transactions contemplated hereby. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns; provided, however, that any amendment or waiver by the Company shall be made only with the prior approval of a majority of the directors of the Company other than Investor Designees.

     SECTION 5.5. SEVERABILITY. Whenever possible, each provision or portion of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law, rule or regulation in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision shall have been replaced with a provision which shall, to the maximum extent permissible under such applicable Law, rule or regulation, give effect to the intention of the parties as expressed in such invalid, illegal or unenforceable provision.

     SECTION 5.6. HEADINGS. Descriptive headings contained in the Agreement are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

     SECTION 5.7. COUNTERPARTS. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties, and each such executed counterpart will be an original instrument.

     SECTION 5.8. NO WAIVER. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

     SECTION 5.9. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the Company and Investor, and to their respective successors and assigns other than, in the case of Investor, transferees that are not Related Transferees, including any successors to the Company or Investor or their businesses or assets as the result of any merger, consolidation, reorganization, transfer of assets or otherwise, and any subsequent successor thereto, without the execution or filing of any instrument or the performance of any act; provided that no party may assign this Agreement without the other party's prior written consent, except by the Investor to a Related Transferee as expressly provided in this Agreement (and that nothing herein restricts the transfer of any of the rights of Investor under the Registration Rights Agreement in accordance the terms of the Registration Rights Agreement).

     SECTION 5.10. GOVERNING LAW. This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Maryland, without giving effect to the conflict of laws principles thereof.

     SECTION 5.11. FURTHER ASSURANCE. From time to time on and after the date of this Agreement, the Company and Investor, as the case may be, shall deliver or cause to be delivered to the other party hereto such further documents and instruments and shall do and cause to be done such further acts as the other parties hereto shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure that it is protected in acting hereunder.

     SECTION 5.12. CONSENT TO JURISDICTION AND SERVICE OF PROCESS. Any legal action or proceeding with respect to this Agreement or any matters arising out of or in connection with this Agreement, and any action for enforcement of any judgment in respect thereof shall be brought exclusively in the state or federal courts located in the State of Maryland, and, by execution and delivery of this Agreement, the Company and Investor each irrevocably consent to service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to the Company or Investor at their respective addresses referred to in this Agreement. The Company and Investor each hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to above and hereby further irrevocably waives and agrees, to the extent permitted by applicable law, not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing in this Agreement shall affect the right of any party hereto to serve process in any other manner permitted by law.

     SECTION 5.13. INVESTMENT BANKING SERVICES. Until the end of the Investor Designee Period, if the Company seeks to retain an investment bank or similar financial institution ("Financial Institution") other than one of the Lehman Parent Entities, the Company shall deliver written notice of such intended retention of another Financial Institution (the "Notice") to a Senior Vice President of the Principal Transactions Group of Lehman Brothers Holdings Inc ("Lehman Brothers"), setting forth the identity of such other Financial Institution, the nature of the engagement or Investment Banking Services sought and offered, a description (including timing) of the contemplated transaction(s), and the fees charged by, or payable to, such Financial Institution. For a period of fifteen days after the date that Lehman Brothers shall have received such notice, Lehman Brothers shall have the right to advise the Company that Lehman Brothers will perform such Investment Banking Services on the terms set forth in the notice; provided, however, that if the fees to be paid such Financial Institution are less than the market rate fees charged for the contemplated transaction, the fees payable to Lehman Brothers shall be the "market rate fees." The Partners agree, for the purposes of this Agreement, that listed on Exhibit A annexed hereto and made a part hereof are "market rate fees" for certain transactions. If Lehman Brothers declines the engagement set forth in the Notice, the Company may engage (i) the Financial Institution set forth in the Notice on the terms set forth therein or (ii) such other Financial Institution to provide the Investment Banking Services set forth in the Notice in connection with the contemplated transaction(s) described therein for fees not in excess of "market rate fees." Lehman Brothers shall be a third party beneficiary of this Section and shall have the right to enforce the terms of this Section to their fullest extent.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.

    INTERSTATE HOTELS CORPORATION

     By:
        ------------------------------------------------------------
     Name:
     Title:

    CGLH PARTNERS I LP

     By: MK/CG-GP LLC
        General Partner

        By: CG Interstate Associates, LLC
          a Managing Member

          By: Continental Gencom Holdings, LLC
              its Sole Member

              By:
           ---------------------------------------------------------------------
                 Name:
                 Title:

    By: LB INTERSTATE GP LLC
        General Partner

        By: PAMI LLC
          its Sole Member

          By:
              ------------------------------------------------------------------
              Name:
              Title:

    CGLH PARTNERS II LP

     By: MK/CG-GP LLC
        General Partner

        By: CG Interstate Associates, LLC
          a Managing Member

          By: Continental Gencom Holdings, LLC
              its Sole Member

              By:
           ---------------------------------------------------------------------
                 Name:
                 Title:

    By: LB INTERSTATE GP LLC
        General Partner

        By: PAMI LLC
          its Sole Member

          By:
              ------------------------------------------------------------------
              Name:
              Title:

                                                                       EXHIBIT A

                                MARKET RATE FEES

                                                                   GROSS SPREAD
                                                               (AS A PERCENTAGE OF
                                                               THE AGGREGATE VALUE
                        TRANSACTION                           OF THE TRANSACTION(S))
                        -----------                           ----------------------
Equity
  Common Stock..............................................           6.00%
  Preferred Stock...........................................           6.00%
  Convertible Debt..........................................           6.00%
Investment Grade Debt.......................................          0.625%

Non-Investment Grade Debt
  BB+ or higher rating......................................           2.25%
  BB rating.................................................           2.50%
  BB- rating................................................           2.75%
  B+ rating.................................................           3.00%
  B rating..................................................           3.25%
  B- or lower rating........................................           3.50%

Merger and Acquisition Advisory (1)
  Value between $0 and $50 million..........................           2.00%
  Value between $50 million and $250 million................           1.00%
  Value over $250 million...................................           0.75%

Commercial Mortgaged-Backed Securities
  Agented...................................................           2.00%
  Principal Transaction.....................................            N/A

---------------
(1) The M&A fee schedule accumulates (e.g. the fee for a $125 million transaction equals the sum of (a) $50 million * 2.00% and (b) $75 million* 1.00%).

                                                                       Exhibit 5


                    ARTICLES SUPPLEMENTARY TO THE CHARTER OF

                         INTERSTATE HOTELS CORPORATION
                    DESIGNATING A SERIES OF PREFERRED STOCK
                                  AS SHARES OF
                      SERIES B CONVERTIBLE PREFERRED STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

     Interstate Hotels Corporation, a corporation organized and existing under the laws of Maryland (the "Corporation"), does hereby certify to the State Department of Assessments and Taxation of Maryland that:

     FIRST: Pursuant to the authority contained in the Charter of the Corporation (the "Charter"), and in accordance with the provisions of Section 2-208 of the Maryland General Corporation Law, the Board of Directors of the
Corporation duly adopted a resolution on [                ], 2000 creating and
classifying a series of preferred stock, par value $.01 per share (the "Preferred Stock"), designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock") with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of shares of Series B Preferred Stock as set forth below.

                      SERIES B CONVERTIBLE PREFERRED STOCK

     SECTION 1.  DESIGNATION AND AMOUNT; RANK.

     (a) Designation and Amount. The shares of such series shall be designated as the "Series B Convertible Preferred Stock" and the number of shares constituting such series shall be 850,000 shares of Series B Preferred Stock.
Section 9 contains the definitions of certain defined terms used herein.

     (b) Rank. The Series B Preferred Stock shall, with respect to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation, rank (i) senior (to the extent set forth herein) to all Junior Stock; (ii) on a parity with Parity Stock; provided that any such stock that was not approved by the holders in accordance with Section 3(d) shall be deemed to be Junior Stock and not Parity Stock; and (iii) junior to all Senior Stock; provided, that any such stock that was not approved by the holders in accordance with Section 3(d) shall be deemed to be Junior Stock and not Senior Stock.

     SECTION 2.  DIVIDENDS AND DISTRIBUTIONS.

     (a) The holders of shares of Series B Preferred Stock shall be entitled to receive on each Dividend Payment Date in respect of the Dividend Period ending on such Dividend Payment Date (but without including such Dividend Payment
Date), commencing on the first Dividend Payment Date, cumulative dividends payable in cash on each such Dividend Payment Date at a rate per annum equal to 8.75% of the Stated Amount of each share of the then outstanding Series B Preferred Stock. Up to 25% of the cumulative dividends payable on each Dividend Payment Date may be paid in additional shares of Series B Preferred Stock. If dividends on the Series B Preferred Stock are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends shall accrue at a rate per annum, equal to 2.00% of the Stated Amount of each share of the then outstanding Series B Preferred Stock from the last Dividend Payment Date on which cash dividends were to be paid in full until such time as all dividends in arrears have been paid in full, such additional dividends to be cumulative and payable in shares of Series B Preferred Stock (including fractional shares) at the Stated Amount. Any reference herein to "cumulative dividends" or "accrued dividends" or similar phrases means that such dividends are fully cumulative and accumulate and accrue on a daily basis (computed on the basis of a 360-day year of twelve 30-day months) and compound quarterly on the Dividend Payment Dates at the rate indicated above and in the manner set forth herein, whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. All dividends payable in additional shares of Series B Preferred Stock shall be paid through the issuance of additional shares of Series B Preferred Stock (including fractional shares) at the Stated Amount.

     (b) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend or spin off on the Common Stock), other than any dividend or distribution of shares of Common Stock covered by Section 7(b)(i) or any issuance of rights pursuant to the Rights Plan, as it may be amended from time to time, then, and in each such case (a "Triggering Distribution"), the holders of shares of Series B Preferred Stock shall be entitled to receive from the Corporation, with respect to each share of Series B Preferred Stock held, in addition to the dividends payable under Section 2(a), the same dividend or distribution received by a holder of the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible on the record date for such dividend or distribution, after giving effect to the contemporaneous issuance of any additional shares of Series B Preferred Stock as described in
Section 2(a) above with respect to Accrued Dividends. Any such dividend or distribution shall be declared, ordered, paid or made on the Series B Preferred Stock at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock and shall be in addition to any dividends payable under Section 2(a).

     (c) (ii) No dividends shall be authorized by the Board of Directors or paid or Set Apart for Payment by the Corporation on any Parity Stock for any period unless the Accrued Dividends have been or contemporaneously are authorized and declared and paid in full, or declared and, if payable in cash, a sum in cash Set Apart for Payment, on the Series B Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such dividends on such Parity Stock. If any dividends are not so paid, all dividends declared upon shares of the Series B Preferred Stock and any other Parity Stock shall be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that the Accrued Dividends per share on the Series B Preferred Stock and the accrued dividends on such Parity Stock bear to each other.

          (ii) So long as any share of the Series B Preferred Stock is outstanding, the Corporation shall not declare, pay or Set Apart for Payment any dividend on any of the Junior Stock (other than dividends in Junior Stock to the holders of Junior Stock), or make any payment on account of, or Set Apart for Payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any of the Junior Stock or any warrants, rights, calls or options exercisable for or convertible into any of the Junior Stock whether in cash, obligations or shares of the Corporation or other property (other than in exchange for Junior Stock), and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Junior Stock or any such warrants, rights, calls or options (other than in exchange for Junior Stock) unless the Accrued Dividends on the Series B Preferred Stock for all Dividend Periods ended on or prior to the date of such payment in respect of Junior Stock have been or contemporaneously are paid in full.

          (iii) So long as any share of the Series B Preferred Stock is outstanding, the Corporation shall not (except with respect to dividends as permitted by Section 2(c)(i)) make any payment on account of, or Set Apart for Payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any of the Parity Stock or any warrants, rights, calls or options exercisable for or convertible into any of the Parity Stock, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Parity Stock or any such warrants, rights, calls or options unless the Accrued Dividends on the Series B Preferred Stock for all Dividend Periods ended on or prior to the date of such payment in respect of Parity Stock have been or contemporaneously are paid in full.

     SECTION 3.  VOTING RIGHTS.

     (a) Other than as expressly set forth herein, the Series B Preferred Stock shall have no voting rights.

     (b) Except in the case of a Payment Default (in which case the Board of Directors of the Corporation shall consist of thirteen directors), after both
(i) the earliest to occur of (A) such time that there are no shares of

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

Class B Common Stock outstanding, (B) such time that there are no shares of Class C Common Stock outstanding, (C) September 30, 2003, and (D) such other time as the number of Directors of the Corporation otherwise may be validly fixed by a resolution adopted by the Board of Directors and (ii) the end of the Investor Designee Period, the Board of Directors shall consist of no more than eleven directors. During the Investor Designee Period, the holders of Series B Preferred Stock shall have, in addition to the other voting rights set forth herein, the exclusive right, voting separately as a single class, (i) prior to a Payment Default, to elect the Applicable Number of directors of the Corporation (as defined in the next sentence), (the "Series B Preferred Directors") and (ii) after an occurrence of a Payment Default, to elect seven directors (which number shall include the Series B Preferred Directors) such that the directors elected by the holders of Series B Preferred Stock constitute a majority of the maximum number of directors of the Board of Directors of the Corporation (such additional directors elected during a Payment Default being referred to as, the "Default Series B Preferred Directors"). The "Applicable Number" of directors shall be (A) five directors so long as the Investor and Related Persons Beneficially Own Voting Securities representing at least 30% or more of the Total Voting Power (without taking into account any limitation on the conversion of such Voting Securities in determining such Beneficial Ownership or the number of shares issuable upon complete conversion) ("Shares"), (B) four directors, so long as the Investor and Related Persons beneficially own at least 20% or more but less than 30% of the Shares, (C) three directors, so long as the Investor and Related Persons Beneficially Own at least 10% or more but less than 20% of the Shares, and (D) one director, so long as the Investor and Related Persons Beneficially Own at least 5% or more but less than 10% of the Shares. The right of the holders of Series B Preferred Stock to vote for the election of directors may be exercised at any annual meeting or at any special meeting called for such purpose or at any adjournment thereof, or by the written consent, delivered to the Secretary of the Corporation, of the holders of a majority of all shares of Series B Preferred Stock outstanding as of the record date of such written consent.

     (c) (i) With respect to the Series B Preferred Directors, immediately after the date of the Issuance Date, and (ii) with respect to the Default Series B Preferred Directors, immediately after such Payment Default has occurred, the Board of Directors of the Corporation shall call for a special meeting or written consent of the holders of shares of Series B Preferred Stock to elect the Series B Preferred Directors or Default Series B Preferred Directors, as the case may be. If the Corporation fails to send a notice, the meeting may be called by any such holder. Each director, and any subsequent director elected pursuant to this paragraph, shall serve as a director until his successor is elected and qualified. In the event of a vacancy in respect of any directorship elected by the holders of shares of Series B Preferred Stock pursuant to this clause (c), the Corporation agrees to call a special meeting of the holders of shares of Series B Preferred Stock at the request of the majority of the holders of outstanding Series B Preferred Stock, in order that the holders of the Series B Preferred Stock may elect a successor director, and at which meeting the holders of Series B Preferred Stock shall be entitled to the same voting rights as provided in the second sentence of the prior paragraph. The voting rights with respect to the Default Series B Preferred Directors will terminate at such time as all cumulative dividends in respect of all previously completed full Dividend Periods that are in arrears on the Series B Preferred Stock have been paid regularly for at least one year. Simultaneously with the termination of such voting rights, the terms of office of the Default Series B Preferred Directors (but not the Series B Preferred Directors) shall terminate; and the remaining directors shall constitute the directors of the Corporation and the size of the Board of Directors shall be reduced to nine. The holders of the Series B Preferred Stock will continue to be entitled to vote for the Series B Preferred Directors after a Payment Default has been cured.

     (d) For so long as both (x) any share of Series B Preferred Stock is outstanding and (y) the later of (i) the expiration or termination of the Standstill Period (as such term is defined in the Investor Agreement), (ii) if the Standstill Period is terminated by reason of the occurrence of any of the events specified in Section 2.2(a) through (f) or Section 2.2(l) of the Investor Agreement, the fourth anniversary of the Closing and (iii) such time as the Investor and its Affiliates no longer Beneficially Own securities of the Corporation having an aggregate principal amount, liquidation preference or Fair Market Value, as the case may be, of at least 51% of the Original Investment Amount, the Corporation shall not, nor shall it permit any of its Subsidiaries to, without first obtaining the written consent or approval of at least the Requisite Holders:

          (i) voluntarily liquidate, dissolve or wind up;

          (ii) purchase, acquire or obtain any capital stock or other proprietary interest, directly or indirectly, in any other entity, except for (i) any transaction or series of transactions involving only wholly-owned subsidiaries of the Corporation as of the date hereof, or (ii) the purchase of all or substantially all of the capital stock or other proprietary interest of other entities for an aggregate purchase price, including without limitation, any liabilities of the acquired entities, of less than the Threshold Amount;

          (iii) purchase, acquire or obtain assets of any third party in an aggregate amount (as to the Corporation and all of its subsidiaries), including without limitation, any liabilities of the acquired entities, in excess of the Threshold Amount;

          (iv) make or commit to make capital expenditures which exceed the amount set forth in a budget approved by the Board of Directors by more than the Threshold Amount;

          (v) sell, transfer or otherwise dispose of any equity interest of the Corporation or any of its subsidiaries, except for transactions involving only wholly-owned subsidiaries of the Corporation which either (i) is in excess of the Threshold Amount, or (ii) relates to the Venture Fund;

          (vi) enter into or commit to enter into any joint ventures or any partnerships, establish any non-wholly-owned subsidiaries or form any joint venture (other than the Venture Fund) either (i) in excess of the Threshold Amount, or (ii) in activity or business competitive with the Venture Fund;

          (vii) sell, lease, transfer or otherwise dispose of any assets of the Corporation or any of its subsidiaries in excess of the Threshold Amount;

          (viii) create, incur, assume or suffer to exist any indebtedness for borrowed money (including any capital leases) of the Corporation or any of its subsidiaries at any one time outstanding in excess of the Threshold Amount;

          (ix) redeem the Rights issued pursuant to the Rights Plan or any successor agreement thereto or otherwise render the Rights Plan inapplicable to any person who would otherwise be an "Acquiring Person" as defined in the Rights Plan, except, in either case, (i) for any conversion of the Notes or the Series B Preferred Stock into Common Stock or any Disposition by the Investor permitted by the Investor Agreement, (ii) in connection with a transaction approved or recommended by unanimous vote of the Board members present and voting thereon (in all events including at least a majority of the Investor Designees as are then required to be included on the Board of Directors), and (iii) as reasonably determined by the Board to be required by law or the requirements of a National Securities Exchange;

          (x) pay, or set aside any sums for the payment of, any dividends, or make any distribution on, any shares of its Common Stock or redeem, repurchase or otherwise acquire any outstanding shares of its Common Stock or any other of its outstanding securities (other than indebtedness at maturity in accordance with the terms thereof);

          (xi) issue, sell or amend the rights of any capital stock or other securities of the Corporation or any of its subsidiaries except for (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock; (ii) in connection with the issuance of Common Stock upon conversion of the Notes or Series B Preferred Stock or otherwise in accordance with the provisions of the Notes and the Series B Preferred Stock; (iii) for the issuance of shares of Common Stock or the issuance of options to purchase Common Stock approved by the Compensation Committee to employees, advisors, consultants or outside directors of the Corporation directly or pursuant to an employee benefit plan of the Corporation; and (iv) acquisitions and other transactions for which the approval of Holders of Series B Preferred Stock has been given under this Section 3(d);

          (xii) change the Corporation's independent public accountants (unless the Audit Committee shall determine that they are no longer "independent" within the meaning of Independence Standards Board Standard No. 1) or, other than as provided by Section 5.13 of the Investor Agreement, retain a financial advisor to the Corporation in connection with a merger, consolidation, recapitalization, an acquisition or divestiture involving or expected (in the opinion of the Board) to involve, gross proceeds in excess of the Threshold Amount or a public offering of securities;

          (xiii) enter into any transaction (except (i) as expressly permitted by the Investor Agreement or the Securities Purchase Agreement or (ii) relating to compensation of executive officers as determined by the Compensation Committee of the Board of Directors) with any Affiliate or Associate of the Corporation or any stockholder of the Corporation (other than the Investor or its Affiliates).

     For the purposes of this section the term "Threshold Amount" shall mean,
(a) with respect to any individual transaction, action or instance, the amount of $2,000,000 at any time prior to the first anniversary of the Closing, which amount shall increase by $1,000,000 from the amount then in effect on each anniversary of the Closing if the Corporation EBITDA (as defined below) is greater than or equal to the EBITDA Target (as defined below) for such anniversary, (b) provided that (i) if the Corporation EBITDA for such anniversary is less than the EBITDA Target for such anniversary, the Threshold Amount shall be the increased Threshold Amount that would otherwise apply pursuant to clause (a) above multiplied by the Corporation EBITDA for such anniversary divided by the EBITDA Target for such anniversary, and (ii) the Threshold Amount shall not exceed $5,000,000, and further provided, however, that all such transactions subject to this limitation shall not, in the aggregate for any year ending on an anniversary of the Closing, exceed the lesser of (x) two times the amount applicable to any individual transaction, action or instance during such period and (y) $10,000,000.

"Corporation EBITDA" for any anniversary of the date of the Closing shall mean the EBITDA of the Corporation for the prior calendar year, including earnings attributable to management agreements with respect to hotels owned directly or indirectly by CGLH-IHC Fund I, L.P.

The "EBITDA Target" shall mean the EBITDA of the Corporation for calendar year 2000 adjusted for the revenues and expenses, including minority interest, affected by the Wyndham Redemption Agreement as though such agreement had been in effect throughout the entire year, plus: (i) for the first anniversary of the date of the Closing, $10,000,000; (ii) for the second anniversary of the date of the Closing, $20,000,000; and (iii) for the third anniversary of the date of the Closing, $30,000,000.

     (e) So long as any share of Series B Preferred Stock is outstanding the Corporation shall not, nor shall it permit any of its Subsidiaries to, without first obtaining the consent or approval of at least the Requisite Holders, voting as a single class:

          (i) authorize, create or issue any class or series, or any shares of any class or series, of Senior Stock;

          (ii) authorize, create or issue any class or series, or any shares of any class or series, of Parity Stock;

          (iii) reclassify any shares of stock of the Corporation into shares of Senior Stock or Parity Stock;

          (iv) authorize any security exchangeable for, convertible into, or evidencing the right to purchase any shares of Senior Stock or Parity Stock;

          (v) alter or change the rights, preferences or privileges of the Series B Preferred Stock or the rights of the Class B Common Stock or the Class C Common Stock;

          (vi) alter or change the rights of the Class A Common Stock in a manner adverse to the holders of the Series B Preferred Stock.

          (vii) except for any transaction or series of transactions involving only wholly-owned subsidiaries of the Corporation, (i) consolidate or merge into or with any other Person (except where the Corporation is the surviving entity), or (ii) enter into any other Reorganization Transaction (including any transaction constituting a Change in Control;

          (viii) become a party to any agreement which by its terms materially restricts the Corporation's performance of the terms of the Purchase Agreement, the Registration Rights Agreement, the Notes, the Series B Preferred Stock or the Investor Agreement (together, the "Documents");

          (ix) grant any registration rights in respect of securities of the Corporation which have an aggregate value, in any year ending on the anniversary of the date of the Investor Agreement, greater than the lesser of (i) the Threshold Amount and (ii) 5% of the market capitalization of the Corporation that would be inconsistent with the rights granted to the holders of Registrable Securities under the Registration Rights Agreement or otherwise conflict with or violate the provisions thereof;

          (x) amend, modify or waive the Articles of Amendment and Restatement, any Articles Supplementary thereto, the Notes or the bylaws in any manner which adversely affects the rights of any of the Investors thereunder, including, without limitation, any change in the number of directors comprising the Board; and

          (xi) except for the repurchase of Class C Common Stock or redemptions pursuant to the terms of the Notes, redeem or purchase or otherwise acquire for consideration any securities of the Corporation unless the Corporation shall concurrently offer to purchase, at a price per share equal to the liquidation preference, from the holders of Series B Preferred Stock (ratably amongst such holders) such portion of the outstanding Series B Preferred Stock as such securities redeemed, purchased or otherwise acquired for consideration (on an as-converted basis) bear to the total of the then-outstanding securities of the Corporation (on an as-converted basis).

     SECTION 4.  REDEMPTION

     (a) The Corporation shall, on the seventh anniversary of the Issuance Date and subject to applicable law, redeem (the "Mandatory Redemption") all remaining issued and outstanding shares of Series B Preferred Stock, at a price per share in cash equal to the Stated Amount thereof together with all Accrued Dividends thereon to the date of redemption. The Corporation shall not be required to provide written notice to holders of Series B Preferred Stock of the Mandatory Redemption, and the redemption date with respect to the Mandatory Redemption shall be the seventh anniversary of the Issuance Date. The holders shall be permitted to convert their Series B Preferred Stock at any time prior to the redemption date.

     (b) In the event there occurs a Change in Control, the Corporation shall offer to purchase from each holder all of the Series B Preferred Stock held by such holder for an amount in cash equal to the greater of (i) the Liquidation Preference of the shares of Series B Preferred Stock held by the holder, and
(ii) the Fair Market Value (as defined below) of the cash, securities and other property that such holder of the Series B Preferred Stock would have received had it converted its Series B Preferred Stock (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends) into shares of Common Stock immediately prior to such Change in Control, plus Accrued Dividends payable in cash to the extent not otherwise reflected pursuant to the parenthetical phrase of this clause (ii) (the greater of (i) and (ii) above being referred to as the "Change in Control Redemption Price"), in each case by delivery of a notice in accordance with Section 4(c). In the event of a Change in Control, each holder of Series B Preferred Stock shall have the right (but not the obligation) to require the Corporation to purchase any or all of the Series B Preferred Stock held by such holder for an amount in cash equal to the Change in Control Redemption Price. Each holder of Series B Preferred Stock shall also be permitted, until 20 Business Days following the date of the mailing to it of the Corporation's notice described in Section 4(c)(i), to convert all, and not less than all, of the shares of Series B Preferred Stock held by such holder (including shares of Series B Preferred Stock issuable to such holder as Accrued Dividends that have accelerated or will accelerate as a result of a Change in Control) pursuant to Section 7 below; provided that any shares of Common Stock issuable upon conversion of any Series B Preferred Stock converted pursuant to this sentence after a Change in Control has occurred shall be entitled to receive the same amount of cash, securities and other property in connection with such Change in Control as the Common Stock outstanding prior to the Change in Control. In the event a holder of Series B Preferred Stock does not elect to have all of its shares of Series B Preferred Stock either (i) redeemed by the Corporation pursuant to Section 4 or (ii) converted pursuant to
Section 7 below, in each case in connection with a specific Change in Control event, then no dividends shall be deemed to have been accelerated in connection with such Change in Control. In the event that any holder does not elect to convert or redeem such holder's shares of Series B Preferred Stock pursuant to the foregoing sentence, such holder shall retain any rights it has to convert or redeem its shares of Series B Preferred Stock in connection with any subsequent Change in Control. "Fair Market Value" with respect to any securities shall be the Current Market Price thereof as of the close of business on the date of measurement. The Fair Market Value of any asset other than cash and securities shall be determined jointly and in good faith by the Corporation and the Requisite Stockholders. In the event any dispute between the Corporation and the Requisite Stockholders as to the Fair Market Value or Current Market Price (which dispute remains unresolved for 10 Business Days), such dispute shall be submitted for final determination to a mutually acceptable Investment Banking Firm of national reputation familiar with the valuation of companies in the hospitality and lodging industry ("Investment Banking Firm"). In the event that the Corporation and the Requisite Stockholders cannot agree on a mutually acceptable Investment Banking Firm within 10 Business Days, the Corporation, on the one hand, and the Requisite Stockholders, on the other hand, shall each select one Investment Banking Firm which two Investment Banking Firms shall jointly make such determination within 20 business days after the date of such event, or, if such two Investment Banking Firms are unable to agree on such determination, the two Investment Banking Firms shall, by the end of the 20(th) business day after the date of such event, select a third Investment Banking Firm and notify such third Investment Banking Firm in writing (with a copy to the Corporation and the holders of Series B Preferred Stock) of their respective determinations of the Fair Market Value or Current Market Price following which such third Investment Banking Firm shall, within 15 business days after the date of its selection, notify the Corporation and the holders of Series B Preferred Stock in writing of its selection of one or the other of the two original determinations of the Fair Market Value or Current Market Price, which determination shall be final and binding on the Corporation and the holders. The fees and expenses of any such determination shall be borne by the Corporation.

     (c) (i) Within five Business Days following an event giving a holder of shares of Series B Preferred Stock the right, pursuant to Section 4(b), to require the Corporation to redeem all of such shares, the Corporation shall give notice by mail to each holder of Series B Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation, of such event, which notice shall set forth each holder's right to convert all, and not less than all, of the shares of Series B Preferred Stock held by such holder, or to require the Corporation to redeem all, but not less than all, shares of Series B Preferred Stock held by it which are eligible for redemption pursuant to the terms of Section 4(b), the redemption date (which date shall be no more than 30 Business Days following the date of such mailed notice), and the procedures to be followed by such holder in exercising its right to cause such redemption or effect such conversion. In the event a record holder of shares of Series B Preferred Stock shall elect to require the Corporation to redeem all such shares of Series B Preferred Stock pursuant to Section 4(b), such holder shall deliver within 20 Business Days of the mailing to it of the Corporation's notice described in this Section 4(c)(i), a written notice to the Corporation so stating, specifying the number of shares to be redeemed pursuant to Section 4(b). The Corporation shall, in accordance with the terms hereof, redeem the number of shares so specified on the date fixed for redemption. Failure of the Corporation to give any notice required by this Section 4(c)(i), or the formal insufficiency of any such notice, shall not prejudice the rights of any holders of shares of Series B Preferred Stock to cause the Corporation to redeem or to convert all such shares held by them. Notwithstanding the foregoing, the Board of Directors of the Corporation may modify any offer pursuant to this Section 4(c)(i) to the extent necessary to comply with the Exchange Act and the rules and regulations thereunder.

          (ii) The Corporation shall publish the fact that it is redeeming, or offering to redeem, shares of Series B Preferred Stock through a nationally prominent newswire service on or before the date of mailing any notice of redemption or right of redemption. At any time after a notice of redemption shall have been mailed and before such date of redemption the Corporation may deposit for the benefit of the holders of the Series B Preferred Stock called for redemption the funds necessary for such redemption with a bank or trust company doing business in the Borough of Manhattan, the City of New York, and having a capital and surplus of at least $1,000,000,000. Any interest allowed on moneys so deposited shall be paid to the Corporation. Upon the deposit of such funds or, if no such deposit is made, upon the date fixed for redemption (unless the Corporation shall default in making payment of the appropriate redemption amount), whether or not certificates for shares so called for redemption have been surrendered for cancellation, the shares of Series B Preferred Stock to be redeemed shall be deemed to be no longer outstanding and the holders thereof shall cease to be stockholders with respect to such shares and shall have no rights with respect thereto, except for the rights to receive the amount payable upon redemption, but without interest, and, up to the close of business on the date immediately preceding the date fixed for such redemption, the right to convert such shares pursuant to Section 7 hereof. Such deposit in trust shall be irrevocable except that any funds deposited by the Corporation which shall not be required for the redemption for which they were deposited because of the exercise of conversion rights shall be returned to the Corporation forthwith, and any funds deposited by the Corporation which are unclaimed at the end of one year from the date fixed for such redemption shall be paid over to the Corporation upon its request, and upon such repayment the holders of the shares of Series B Preferred Stock so called for redemption shall look only to the Corporation for payment of the appropriate amount. Any such unclaimed amounts paid over to the Corporation shall, for a period of six years from the date fixed for such redemption, be set apart and held by the corporation in trust for the benefit of the holders of such shares of Series B Preferred Stock, but no such holder shall be entitled to interest thereon. At the expiration of such six-year period, all right, title, interest and claim of such holders in or to such unclaimed amounts shall be extinguished, terminated and discharged, and such unclaimed amounts shall become part of the general funds of the Corporation free of any claim of such holders.

     SECTION 5. REACQUIRED SHARES. Any shares of Series B Preferred Stock converted, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the Maryland General Corporation Law. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, par value $.01 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $.01 per share, of the Corporation subject to the conditions or restrictions on authorizing, creating or issuing any class or series, or any shares of any class or series, set forth in Section 3(d).

     SECTION 6. LIQUIDATION, DISSOLUTION OR WINDING-UP. If the Corporation shall adopt a plan of liquidation or of dissolution, or commence a voluntary case under the Federal bankruptcy laws or any other applicable state or Federal bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in any involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 90 consecutive days and on account of such event the Corporation shall liquidate, dissolve or wind up, or upon any other liquidation, dissolution or winding-up of the Corporation (a "Liquidation"), the holders shall be entitled to receive the greatest of (i) the Liquidation Preference of the shares of Series B Preferred Stock held by the holder, and (ii) the Fair Market Value of the cash, securities and other property that such holder of the Series B Preferred Stock would have received had they converted their Series B Preferred Stock (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends) into shares of Common Stock immediately prior to such Liquidation, plus Accrued Dividends payable in cash to the extent not otherwise reflected pursuant to the parenthetical phrase of this clause (ii) (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends through the date of the Liquidation), before any distribution shall be made or any assets distributed in respect of Junior Stock to the holders of any Junior Stock including, without limitation, Common Stock of the Corporation. After payment of the full amount of the greatest of the amounts set forth in clause (i) or (ii) above to which they are entitled, the holders of shares of Series B Preferred Stock will not be entitled to any further participation in any distribution of assets of the Corporation. For the purposes of this Section 6 the voluntary sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Corporation or the consolidation or merger of the Corporation with or into one or more other corporations shall not be deemed to be a liquidation, winding-up or dissolution of the Corporation.

     SECTION 7. CONVERSION INTO COMMON STOCK. Each share of Series B Preferred Stock, including any shares of Series B Preferred Stock issued as Accrued Dividends (including Accrued Dividends that have been accelerated in connection with a Change in Control and assuming any shares of Common Stock into which such shares are converted will be treated in all respects as shares of Common Stock outstanding prior to the Change in Control), may, subject to the provisions of paragraph (h) below, at the option of the holder thereof, be converted into shares of Common Stock at any time, whether or not the Corporation has given notice of redemption under Section 4, on the terms and conditions set forth in this Section 7.

     (a) Subject to the provisions for adjustment hereinafter set forth, each share of Series B Preferred Stock shall be convertible in the manner hereinafter set forth into a number of fully paid and nonassessable shares of Common Stock equal to the product obtained by multiplying the Applicable Conversion Rate (as defined below) by the number of shares of Series B Preferred Stock being converted. The "Applicable Conversion Rate" means the quotient obtained by dividing the Conversion Value on the date of conversion by the Conversion Price as adjusted pursuant to Section 7(b) on the date of conversion.

     (b) The Conversion Price shall be subject to adjustment from time to time as follows:

          (i) In case the Corporation shall at any time or from time to time after the original issuance of the Series B Preferred Stock declare a dividend, or make a distribution, on the outstanding shares of Common Stock in either case, in shares of Common Stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then, and in each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this Section 7(b)(i) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification, consolidation or combination, at the close of business on the day upon which such corporate action becomes effective.

          (ii) In case the Corporation shall issue (other than upon the exercise of options, rights or convertible securities) shares of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) at a price per share (or having an exercise or conversion price per share) less than the Current Market Price as of the Business Day immediately preceding the Measurement Date, other than (x) in a transaction to which Section 2(a), 2(b) or 7(b)(i) applies,
     (y) pursuant to options or other securities under any employee or director benefit plan or program of the Corporation approved by the Board of Directors of the Corporation or shares of Common Stock issued upon the exercise thereof, (z) pursuant to the conversion of the Series B Preferred Stock or the Class B Common Stock or Class C Common Stock (the issuances under clauses (x), (y) and (z) being referred to as "Excluded Issuances"), then, and in each such case, the Conversion Price in effect immediately prior to the Measurement Date shall be reduced so as to be equal to an amount determined by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock of all classes outstanding at the close of business on the Measurement Date plus the number of shares of Common Stock (or the number of shares of Common Stock issuable upon the conversion, exchange or exercise of such options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) which the aggregate consideration receivable by the Corporation in connection with such issuance would purchase at such Current Market Price and the denominator shall be the number of shares of Common Stock of all classes outstanding at the close of business on the Measurement Date plus the number of shares of Common Stock (or the number of shares of Common Stock issuable upon the conversion, exchange or exercise of such options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) so issued. For purposes of this Section 7(b)(ii), the aggregate consideration receivable by the Corporation in connection with the issuance of shares of Common Stock or of options, rights, warrants or other convertible securities shall be deemed to be equal to the sum of the gross offering price (before deduction of customary underwriting discounts or commissions and expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon conversion or exercise of any such options, rights, warrants or other convertible securities into shares of Common Stock, less any original issue discount, premiums and other similar incentives which have the effect of reducing the effective price per share. For purposes of this Section 7(b)(ii), such adjustment shall become effective immediately prior to the opening of business on the Business Day immediately following the Measurement Date.

          (iii) In the event the Purchaser (as such term is defined in the Securities Purchase Agreement) exercises its option, pursuant to Section 10.2(b) of the Securities Purchase Agreement, to decrease the Conversion Price of its shares of Series B Preferred Stock, the Conversion Price of such shares shall be decreased in the manner and to the extent set forth in
     Section 10.2(b) of the Securities Purchase Agreement.

          (iv) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 0.1% of the Conversion Price; provided, that any adjustments which by reason of this Section 7(b)(iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

     (c) In case of any capital reorganization or reclassification of outstanding shares of Common Stock (other than a reclassification covered by Section 7(b)(i)), or in case of any consolidation or merger of the Corporation with or into another Person, or in case of any sale or conveyance to another Person of the property of the Corporation as an entirety or substantially as an entirety (each of the foregoing being referred to as a "Transaction"), each share of Series B Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to the consummation of such Transaction, the kind and amount of shares of stock and other securities and property (including cash) receivable upon the consummation of such transaction by a holder of that number of shares of Common Stock into which one share of Series B Preferred Stock was convertible immediately prior to such Transaction (including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any tender or exchange offer that is a step in such Transaction). In any such case, if necessary, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions set forth in this
Section 7 with respect to rights and interests thereafter of the holders of shares of Series B Preferred Stock to the end that the provisions set forth herein for the protection of the conversion rights of the Series B Preferred Stock shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property deliverable upon conversion of the shares of Series B Preferred Stock remaining outstanding (with such adjustments in the conversion price and number of shares issuable upon conversion and such other adjustments in the provisions hereof as the Board of Directors shall determine in good faith to be appropriate). In case securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this Section 7 shall be deemed to apply, so far as appropriate and as nearly as may be, to such other securities or property.

     Notwithstanding anything contained herein to the contrary, the Corporation will not effect any Transaction unless, prior to the consummation thereof, (i) the Surviving Person thereof, if other than the Corporation, shall assume, by written instrument mailed to each record holder of shares of Series B Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation, the obligation to deliver to such holder such cash, property and securities to which, in accordance with the foregoing provisions, such holder is entitled. Nothing contained in this Section 7(c) shall limit the rights of holders of the Series B Preferred Stock to convert the Series B Preferred Stock in connection with the Transaction or to exercise their rights to require the redemption of the Series B Preferred Stock under Section 4(b).

     (d) The holder of any shares of Series B Preferred Stock may exercise its right to convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Preferred Stock to be converted duly endorsed to the Corporation in blank accompanied by a written notice stating that such holder elects to convert all or a specified whole number of such shares in accordance with the provisions of this Section 7. The Corporation will pay any and all documentary, stamp or similar issue or transfer tax and any other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series B Preferred Stock pursuant hereto. As promptly as practicable, and, in any event, within three Business Days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes are inapplicable), the Corporation shall deliver or cause to be delivered (i) certificates registered in the name of such holder representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Preferred Stock so converted shall be entitled and (ii) if less than the full number of shares of Series B Preferred Stock evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversion shall be deemed to have been made at the close of business on the date of receipt of such notice and of such surrender of the certificate or certificates representing the shares of Series B Preferred Stock to be converted so that the rights of the holder thereof as to the shares being converted shall cease except for the right to receive shares of Common Stock, and the person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

     (e) Shares of Series B Preferred Stock may be converted at any time and, if subject to Mandatory Redemption, up to the close of business on the last Business Day immediately preceding the date fixed for such Mandatory Redemption of such shares.

     (f) In connection with the conversion of any shares of Series B Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Preferred Stock are deemed to have been converted.

     (g) In case at any time or from time to time the Corporation shall pay any dividend or make any other distribution to the holders of its Common Stock in additional shares of stock of any class, or shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other right, other than pursuant to the Rights Plan, or there shall be any capital reorganization or reclassification of the Common Stock of the Corporation or consolidation or merger of the Corporation with or into another corporation, or any sale or conveyance to another corporation of the property of the Corporation as an entirety or substantially as an entirety, or there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, in any one or more of said cases the Corporation shall give at least 20 days' prior written notice (the time of mailing of such notice shall be deemed to be the time of giving thereof) to the registered holders of the Series B Preferred Stock at the addresses of each as shown on the books of the Corporation of the date on which (i) the books of the corporation shall close or a record shall be taken for such stock dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, sale or conveyance, dissolution, liquidation or winding-up shall take place, as the case may be, provided that in the case of any Transaction to which Section 7(c) applies the Corporation shall give at least 30 days' prior written notice as aforesaid. Such notice shall also specify the date, if known, as of which the holders of the Common Stock and of the Series B Preferred Stock of record shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock or Series B Preferred Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale or conveyance, or participate in such dissolution, liquidation or winding-up, as the case may be.

     (h) Notwithstanding the provisions of this Section 7, no holder of Series B Preferred Stock shall be permitted to convert a number of its shares of Series B Preferred Stock which shall result in such holder and its Affiliates or any group (as such term is used in Section 13(d)(3) of the Exchange Act) of which any of them is a member having Beneficial Ownership, after giving effect to such conversion, of more than 49% of the then-outstanding Common Stock. If a holder requests conversion of shares of Series B Preferred Stock which would result in ownership by such holder and its Affiliates or any group (as such term is used in Section 13(d)(3) of the Exchange Act) of which any of them is a member of more than 49% of the outstanding Common Stock after giving effect to such conversion, then such holder's conversion request shall be deemed to represent a request to convert up to the maximum number of shares of Series B Preferred Stock permitted under the prior sentence and the Corporation shall deliver or cause to be delivered, along with the Common Stock certificates and the new certificate or certificates represent the remaining unconverted shares of Series B Preferred Stock, a calculation in reasonable detail setting forth the maximum number of shares convertible by such holder pursuant to the provisions of this
Section 7(h). If a holder of Series B Preferred Stock requests conversion of such stock at the time it also requests conversion of any convertible debt of the Corporation which it holds, then any limitation on conversion set forth in such debt shall be applied first so as to permit the conversion of the maximum amount of Series B Preferred Stock, subject to the beneficial ownership limitation set forth above. If a holder is subject to the limitation on conversion set forth in the first sentence of this Section 7(h), then such holder shall not be permitted to convert shares of Series B Preferred Stock which were rendered non-convertible by the first sentence hereof and have subsequently become convertible under the first sentence hereof for a period of 75 days after such shares would otherwise first have become convertible under the first sentence hereof (it being understood that transferees of such shares whose beneficial ownership of Common Stock would not exceed 49% of the then-outstanding Common Stock after giving effect to conversion of their convertible securities, including the Series B Preferred Stock, shall not be subject to any of the foregoing limitations on the amount or timing of the conversion of shares of Series B Preferred Stock).

     (i) If the Corporation issues any securities convertible into any equity security of the Corporation which contains any provisions that protect the holder thereof against dilution upon the occurrence of certain events in a manner more favorable to such holder than those set forth in this section (other than a provision specifying an initial exercise or conversion price), such provisions shall be deemed to be incorporated herein with respect to such events as if fully set forth herein and to the extent any existing provision herein is inconsistent with such provision, such incorporated provision shall be substituted therefor.

     (j) If at the time of conversion of shares of Series B Preferred Stock, the Common Stock of the Corporation is listed on a national securities exchange, or is designated as a "national market system security" or "small cap market security" on NASDAQ, the Corporation shall take all action necessary to cause the shares of Common Stock issuable upon conversion of such shares of Series B Preferred Stock to be listed on such exchange, subject to official notice of issuance.

     (k) If the Corporation shall issue shares of Common Stock upon conversion of the shares of Series B Preferred Stock as contemplated by this Section 7, the Corporation shall issue together with each such share of Common Stock one Right (as such term is defined in the Rights Plan) (or other securities in lieu thereof), or any rights issued to holders of Common Stock in addition thereto or in replacement therefor, whether or not such rights shall be exercisable at such time, but only if such rights are issued and outstanding and held by other holders of Common Stock at such time and have not expired, and only if the Person to whom such shares of Common Stock are issued is not an "Acquiring Person" under the Rights Plan or such other agreement pursuant to which such rights are issued; provided, however, that, in such event such rights shall be issued to such Person promptly after such time at which such Person is no longer an "Acquiring Person."

     SECTION 8. REPORTS AS TO ADJUSTMENTS AND OUTSTANDING SHARES. Whenever the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible (or the number of votes to which each share of Series B Preferred Stock is entitled) is adjusted as provided in Section 7, the Corporation shall promptly mail to the holders of record of the outstanding shares of Series B Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the number of shares of Common Stock into which the shares of Series B Preferred Stock are convertible has been adjusted and setting forth the new number of shares of Common Stock (or describing the new stock, securities, cash or other property) into which each share of Series B Preferred Stock is convertible, as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

     At the request of any holder of Series B Preferred Stock the Corporation shall reasonably promptly issue to such holder, in any reasonable manner requested by such holder, a notice setting forth the number of shares of Common Stock then outstanding and the maximum number of shares into which the holder's shares of Series B Preferred Stock are then convertible.

     SECTION 9.  DEFINITIONS.

     For the purposes of the Certificate of Designation of Series B Convertible Preferred Stock which embodies this resolution:

     "Accrued Dividends" to a particular date (the "Applicable Date") means (i) all dividends accrued but not paid on the Series B Preferred Stock pursuant to
Section 2(a), whether or not earned or declared, accrued to the Applicable Date, plus (ii) all dividends or distributions payable pursuant to Section 2(b) for which the Triggering Distribution was declared, ordered, paid or made on or prior to the Applicable Date.

     "Affiliate" shall have the meaning set forth in Rule l2b-2 promulgated by the Securities and Exchange Commission under the Exchange Act.

     "Associate" shall have the meaning set forth in Rule l2b-2 promulgated by the Securities and Exchange Commission under the Exchange Act.

     "Beneficial Ownership" by a Person of any Voting Securities shall be determined in accordance with the term "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act as in effect on the date hereof and, in addition, "beneficial ownership" shall include securities which such Person has the right to acquire (irrespective of whether such right is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty
(60) days) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise. For purposes of these Articles Supplementary, an Investor shall be deemed to beneficially own any Voting Securities beneficially owned by its Affiliates or any Group (as such term is used in Section 13(d)(3) of the Exchange Act) of which such Investor or any such Affiliate is a member.

     "Business Day" means any day other than a Saturday, Sunday, or a day on which commercial banks in the City of New York are authorized or obligated by law or executive order to close.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

     "Change in Control" means any of the following:

     (a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, a "Group"), other than the Corporation, or any of its wholly owned Subsidiaries or any Investor or Excluded Group, of Beneficial Ownership of 35% or more of the combined voting power or economic interests of the then-outstanding Voting Securities (a "Control Interest"); provided, however, that (i) any transfer of Notes or shares of Series B Preferred Stock or other securities from any Investor or Excluded Group will not result in a Change in Control unless such transfer is pursuant to a Reorganization Transaction, merger proposal or tender offer in respect of the Corporation which has been approved by (or participated in by) the Board of Directors of the Corporation or by a majority of the Voting Securities, and (ii) in no event shall the conversion of any or all of the Notes in accordance with the terms of the Notes constitute a Change in Control; or

     (b) there is a change in a majority of the members of the Board within 12 months of an "election contest" (as defined in Rule 14a pursuant to the Exchange
Act) relating to the election of persons not recommended by the Board of Directors at the time of the first public announcements of such election contest and in which a Person not an Affiliate of the Investor or any Related Person obtained valid proxies or consents to effect such change; or

     (c) the approval by the stockholders of the Corporation of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the Voting Securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, Beneficially Own more than 50% of the combined voting power of the then-outstanding Voting Securities of the Corporation resulting from such reorganization, merger or consolidation; or

     (d) the sale or other disposition of assets representing 50% or more of the assets of the Corporation in one transaction or series of related transactions; or

     (e) the disposition by the Corporation of any of its interest in the Joint Venture to a third party that is not a subsidiary of the Corporation (other than a disposition to the Investor or its Affiliate) except as otherwise permitted under the Joint Venture Partnership Agreement;

provided, that the occurrence of any event identified in subparagraphs (a) through (e) above that would otherwise be treated as a Change in Control shall not constitute a Change in Control hereunder if a majority of the Series B Preferred Directors, by vote duly taken, shall so determine.

     "Class A Common Stock" means the Class A Common Stock, par value $0.01 per share, of the Corporation.

     "Class A Directors" has the meaning set forth in the Articles of Amendment and Restatement.

     "Class B Common Stock" means the Class B Common Stock, par value $0.01 per share, of the Corporation.

     "Class C Common Stock" means the Class C Common Stock, par value $0.01 per share.

     "Closing" means the closing of the purchase of the Note and the Series B Preferred Stock pursuant to the Securities Purchase Agreement.

     "Closing Price" per share of Common Stock on any date shall be the last sale price, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported on the Nasdaq Small Cap Market or the Nasdaq National Market or in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, as the case may be, or, if the Common Stock is listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the Closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors and reasonably acceptable to the Requisite Stockholder.

     "Common Stock" means the Class A Common Stock and the Class B Common Stock and the Class C Common Stock or, if there shall no longer be separate classes, the common stock, par value $0.01 per share, of the Corporation.

     "Conversion Price" shall initially be equal to $4.00, subject to adjustment as provided in Section 7(b).

     "Conversion Value" per share of Series B Preferred Stock shall be an amount equal to the Stated Amount plus all Accrued Dividends thereon to the date of conversion or redemption, as the case may be.

     "Current Market Price" per share of Common Stock on any date shall be the average of the Closing Prices of a share of Common Stock for the five consecutive Trading Days selected by the Corporation commencing not less than 10 Trading Days nor more than 20 Trading Days before the date in question. If on any such Trading Day the Common Stock is not quoted by any organization referred to in the definition of Closing Price, the Current Market Price of the Common Stock on such day shall be determined by agreement between the Corporation and the Requisite Stockholders, provided that if such agreement is not reached within 10 business days, such Current Market Price shall be determined as set forth in Section 4(b).

     "Dividend Payment Date" means the following dates: (i) the date that is three months after the Issuance Date; (ii) the date that is six months after the Issuance Date; (iii) the date that is nine months after the Issuance Date; (iv) the date that is first anniversary of the Series B Preferred Stock Issuance Date; and the anniversaries of the foregoing dates.

     "Dividend Period" means the period from the Issuance Date to the first Dividend Payment Date (but without including such Dividend Payment Date) and, thereafter, each Dividend Payment Date to the next following Dividend Payment Date (but without including such later Dividend Payment Date).

     "EBITDA" means, with respect to any person for any period, the sum without duplication, determined on a consolidated basis, of such person's (a) net income (or net loss), (b) net interest expense, (c) income tax expense, (d) depreciation expense and (e) amortization expense, determined in accordance with generally accepted accounting principles consistently applied.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Excluded Group" means any Group in which (A) the Voting Securities either Beneficially Owned by such Group after the applicable acquisition or Beneficially Owned by such Group and being transferred by such Group, as the case may be, multiplied by (B) the percentage of the Investor's interest in the Beneficial Ownership of such Group, represent a Control Interest.

     "Investor" has the meaning ascribed to it in the Investor Agreement.

     "Investor Agreement" means the Investor Agreement to be entered into between the Corporation and the Investor pursuant to the Securities Purchase Agreement, in the form attached to the Securities Purchase Agreement.

     "Investor Designee Period" has the meaning ascribed to it in the Investor Agreement.

     "Issuance Date" means the original date of issuance of Series B Preferred Stock to the Investors.

     "Joint Venture" means the Joint Venture as defined in the Securities Purchase Agreement.

     "Junior Stock" means all classes of Common Stock of the Corporation and each other class of Capital Stock of the Corporation or series of Preferred Stock of the Corporation currently existing or hereafter created the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series B Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation.

     "Liquidation Preference" means, in the event of a liquidation or winding-up of the Corporation, an amount per share of Series B Preferred Stock equal to the greater of (i) the amount the holders of the Series B Preferred Stock would have received had they converted their Series B Preferred Stock (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends through the date of liquidation) into Common Stock immediately prior to such liquidation or winding-up and (ii) the Stated Amount of their Series B Preferred Stock plus any Accrued Dividends.

     "Measurement Date" means, for purposes of Section 7(b)(ii), (i) in the case of an offering of rights, warrants or options to all or substantially all of the holders of the Common Stock or any other issuance contemplated by such Section where a record date is fixed for the determination of stockholders entitled to participate in such issuance, such record date and (ii) in all other cases, the Business Day immediately preceding the date of issuance of shares of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) contemplated by such Section.

     "Note" and "Notes" means the 8.75% Convertible Notes issued by the Corporation pursuant to the Securities Purchase Agreement.

     "Original Investment Amount" means the sum of $30,000,000.

     "Parity Stock" means any class of Capital Stock of the Corporation or series of preferred stock of the Corporation hereafter created the terms of which expressly provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend distributions, redemptions and distributions upon liquidation, winding-up and dissolution.

     "Payment Default" means (i) dividends on the Series B Preferred Stock are in arrears and unpaid for six quarterly Dividend Periods, whether or not consecutive and such failure thereafter continues or (ii) payments of interest pursuant to any of the Notes are in arrears and unpaid for six quarterly Interest Periods (as such term is defined in the Notes), whether or not consecutive and such failure thereafter continues.

     "Person" means an individual, partnership, corporation, limited liability company or partnership, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof, or other entity of any kind.

     "Preferred Stock" means the preferred stock, par value $0.01 per share, of the Corporation.

     "Related Person" means with respect to any Person, (A) any Affiliate of such Person, (B) any investment manager, investment advisor or partner of such Person or an Affiliate of such Person, and (C) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such Person or a Related Person of such Person.

     "Reorganization Transaction" means: (i) any merger, consolidation, recapitalization, liquidation or other business combination transaction involving the Corporation; (ii) any tender offer or exchange offer for any securities of the Corporation; or (iii) any sale or other disposition of assets of the Corporation or any of its Subsidiaries in a single transaction or in a series of related transactions in each of the foregoing cases constituting individually or in the aggregate 50% or more of the assets or Voting Securities (as applicable) of the Corporation.

     "Registration Rights Agreement" means that registration rights agreement to be entered into between the Corporation and the Investor pursuant to the Securities Purchase Agreement, in the form attached to the Securities Purchase Agreement.

     "Requisite Holders" means the holders of Notes or shares of Series B Preferred Stock representing a majority of the combined (i) aggregate principal amount of the Notes outstanding and (ii) aggregate stated amount of the Series B Preferred Stock outstanding, on the record date for such vote or, if no such record date is established, on the date any written consent of such holders is solicited, in each case excluding Notes or shares of Series B Preferred Stock then owned by the Corporation or any of its Affiliates, voting as a single class.

     "Requisite Stockholders" means the holders of at least a majority of the shares of Series B Preferred Stock outstanding (excluding any shares of Series B Preferred Stock Beneficially Owned by the Corporation) on the record date for such vote or, if no such record date is established, on the date any written consent of stockholders is solicited.

     "Rights Plan" means the Shareholder Rights Agreement, dated as of July 8, 1999, between the Corporation and American Stock Transfer and Trust Company, as Rights Agent, and any successor shareholder rights plan of a similar nature.

     "Securities Purchase Agreement" means the securities purchase agreement entered into among the Corporation and CGLH Partners I LP, a Delaware limited partnership and CGLH Partners II LP, a Delaware limited partnership, dated
August [   ], 2000.

     "Senior Stock" means each other class of Capital Stock of the Corporation or series of Preferred Stock of the Corporation hereafter created that has been approved by the holders in accordance with Section 3(d) hereof and the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend distributions, redemptions and distributions upon liquidation, winding-up and dissolution of the Corporation.

     "Set Apart for Payment" means the Corporation shall have irrevocably deposited with a bank or trust company doing business in the Borough of Manhattan, the City of New York, and having a capital and surplus of at least $1,000,000,000 in trust for the exclusive benefit of the holders of shares of Series B Preferred Stock, funds sufficient to satisfy the Corporation's payment obligation.

     "Stated Amount" means $10.00 per share.

     "Subsidiary" of any Person means any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person. Subsidiary, with respect to the Corporation, shall specifically include Interstate Hotels, LLC and Northridge Holdings, Inc.

     "Surviving Person" means the continuing or surviving Person of a merger, consolidation or other corporate combination, the Person receiving a transfer of all or a substantial part of the properties and assets of the Corporation, or the Person consolidating with or merging into the Corporation in a merger, consolidation or other corporate combination in which the Corporation is the continuing or surviving Person, but in connection with which the Series B Preferred Stock or Common Stock of the Corporation is exchanged, converted or reinstated into the securities of any other Person or cash or any other property; provided, however, if such Surviving Person is a direct or indirect Subsidiary of a Person, the parent entity also shall be deemed to be a Surviving Person.

     "Trading Day" means a day on which the principal national securities exchange on which the Common Stock is quoted, listed or admitted to trading is open for the transaction of business or, if the Common Stock is not quoted, listed or admitted to trading on any national securities exchange (including the Nasdaq Stock Market), any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "Voting Securities" means (x) any securities entitled, or which may be entitled, to vote generally in the election of directors of the Corporation (y) any securities, including the Note and the Series B Preferred Stock, convertible or exercisable into or exchangeable for such securities (whether or not the right to convert, exercise or exchange is subject to the passage of time or contingencies or both), or (z) any direct or indirect rights or options to acquire any such securities; provided that unexercised options granted pursuant to any employment benefit or similar plan and rights issued pursuant to any shareholder rights plan shall be deemed not to be Voting Securities.

     "Wyndham Redemption Agreement" means the Conversion and Redemption Agreement among PAH-Interstate Holdings, Inc., Wyndham International, Inc. and
Northridge Holdings, Inc. dated August [   ], 2000.

     SECOND: The Series B Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

     THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

     FOURTH: The undersigned Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive
Officer and attested to by its secretary on [                ], 2000.

                                          INTERSTATE HOTELS CORPORATION

                                          By:                             (SEAL)
                                            ------------------------------------
                                              Thomas F. Hewitt
                                            Chief Executive Officer

Witnessed by:

------------------------------------------

--------------------------------Secretary

                                                                       Exhibit 6


THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A REGISTRATION STATEMENT THEREUNDER AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS OR AN EXEMPTION THEREFROM.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE PROVISIONS OF AN INVESTOR AGREEMENT BETWEEN INTERSTATE HOTELS CORPORATION AND CERTAIN INVESTORS NAMED THEREIN AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE THEREWITH. A COPY OF SAID AGREEMENT IS ON FILE AT THE OFFICE OF THE CORPORATE SECRETARY OF THE COMPANY.

                         INTERSTATE HOTELS CORPORATION

      8.75% CONVERTIBLE SUBORDINATED NOTE DUE [                    ], 2007

No. ______

$ ____________________                                        New York, New York

                                                         [               ], 2000

INTERSTATE HOTELS CORPORATION (the "Company"), a Maryland corporation, for value
received, hereby unconditionally promises to pay to                , or its
registered assigns, the principal amount of $          on
[                    ], 2007 (the "Due Date"), with interest payable on the
unpaid balance of such principal amount in accordance with the terms and conditions set forth below.

     SECTION 1. PAYMENT OF PRINCIPAL AND INTEREST ON THE NOTES.

     1.1. Payment of Principal. The entire unpaid principal balance of this Note (together with all Accrued Interest) shall be paid in full by the Company on the Due Date. Payment of all or any portion of the principal amount due hereunder shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender therein for the payment of public and private debts.

     1.2. Interest. The unpaid principal balance of this Note outstanding at any time shall accrue cumulative interest, at the rate per annum equal to 8.75% from the date hereof, until such unpaid balance shall become due and payable (whether at maturity or at a date fixed for redemption or by declaration or otherwise). Interest shall be paid by the Company (in cash or up to 25% by PIK Note as provided in Section 1.3) in arrears on each Interest Payment Date until this Note has been fully paid or converted as hereafter provided. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. Interest shall accrue on a daily basis and compound quarterly on the Interest Payment Dates.

     1.3. Payment of Interest. The Company shall pay interest on this Note on each Interest Payment Date. Subject to Section 1.4, the Company shall pay the interest due hereunder in such coin or currency of the United States of America as at the time of payment shall be legal tender therein for the payment of public and private debts; provided, however, that the Company, at its sole option, may elect to pay up to 25% of interest then due and payable by "payment in kind" by the delivery to the Holder of an additional note (a "PIK Note") identical in all respects to this Note except (a) registered in the name of the Holder and (b) in the principal amount equal to the amount of interest then due and payable for which the PIK Note is being issued. As used in this Note, the term "Note" or "Notes" includes any PIK Note or PIK Notes executed and delivered by the Company in payment of interest.

     1.4. Default Interest. During the continuance of any Event of Default, the Company shall pay interest ("Default Interest") on the outstanding principal of, and any other amounts (other than interest), if any, due on this Note and (to the extent legally enforceable) on any overdue installment of interest, at the rate per annum equal to 10.75% (computed on the same basis as above) until such overdue amount is paid or until such Event of

Default is cured. Default Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Company shall pay such Default Interest in cash on demand from time to time, and shall not have the option to pay Default Interest by issuance of a PIK Note.

     1.5. Home Office Payment. The Company will pay to the Purchaser or any transferee thereof all sums becoming due on this Note (including all sums which become due on this Note at the maturity hereof) which are made in coin or currency at the account/address to be specified by the Purchaser for such purpose by notice to the Company not less than three nor more than seven Business Days before such payment is due, by wire transfer of immediately available funds no later than 2:00 p.m. on the due date of such payment. Before selling or otherwise transferring this Note, the Holder will make a notation hereon of the aggregate amount of all payments of principal, if any, theretofore made, and of the date to which interest has been paid.

     1.6. Limitation on Interest. No provision of this Note shall require the payment or permit the collection of interest in excess of the maximum rate which is permitted by Law. If any such excess interest is provided for herein, or shall be adjudicated to be so provided for, then the Company shall not be obligated to pay such interest in excess of the maximum rate permitted by Law, and the right to demand payment of any such excess interest is hereby waived, any other provisions in this Note or in the Securities Purchase Agreement to the contrary notwithstanding.

     1.7. Securities Purchase Agreement. This Note is the Company's 8.75% Convertible Note due 2007 (the "Note", and collectively with any notes issued pursuant to the terms of this Note or the Securities Purchase Agreement, the "Notes") in the aggregate principal amount of $25,000,000 issued pursuant to a
Securities Purchase Agreement, dated as of August   , 2000 (the "Securities
Purchase Agreement"), among the Company and CGLH Partners I LP, a Delaware limited partnership and CGLH Partners II LP, a Delaware limited partnership (CGLH Partners I LP and CGLH Partners II LP together, the "Purchaser"), and is entitled to the benefits, and is subject to the terms and conditions thereof as if included herein.

     1.8. Deemed Ownership. The Company may deem and treat the person in whose name this Note is registered in the Note Register as the Holder and owner hereof for the purpose of receiving payments and for all other purposes whatsoever, notwithstanding any notations of ownership or transfer hereon and notwithstanding that this Note is overdue, and the Company shall not be affected by any notice to the contrary until presentation of this Note for registration of transfer as provided in Section 4 of the Securities Purchase Agreement. This Note may be transferred or exchanged and, if lost, stolen, damaged or destroyed, this Note may be replaced, only in the manner and upon the conditions set forth in the Securities Purchase Agreement.

     1.9 Withholding. The Holder hereby authorizes the Company to withhold from or pay on behalf of or with respect to the Holder any amount of federal, state, local or foreign taxes that the Company reasonably determines it is required by law to withhold or pay with respect to any amount payable to the Holder pursuant to this Note. Any amount withheld or paid pursuant to the foregoing sentence shall be treated as having been paid to the Holder pursuant to this Note.

     SECTION 2.  COVENANTS.

     2.1 Covenants. So long as any of the Notes is outstanding the Company shall not, nor shall it permit any of its Subsidiaries to, without first obtaining the written consent or approval of at least the Required Holders:

     (a) except for any transaction or series of transactions involving only wholly-owned subsidiaries of the Company, (i) consolidate or merge into or with any other Person (except where the Company is the surviving entity), or (ii) enter into any other Reorganization Transaction or any transaction constituting a Change in Control;

     (b) become a party to any agreement which by its terms materially restricts the Company's performance of the terms of the Securities Purchase Agreement, the Registration Rights Agreement, the Notes, the Series B Preferred Stock or the Investor Agreement (together the "Transaction Documents");

     (c) grant any registration rights in respect of securities of the Company which have an aggregate value, in any year ending on the anniversary of the date of the Investor Agreement, greater than the lesser of (i) the Threshold Amount and (ii) 5% of the market capitalization of the Company that would be inconsistent with the rights granted to the holders of Registrable Securities under the Registration Rights Agreement or otherwise conflict with or violate the provisions thereof;

     (d) amend, modify or waive any provisions of the charter of the Company (the "Charter"), the Notes or the bylaws of the Company in any manner which adversely affects the rights of any of the Investors thereunder, including, without limitation, any change in the number of directors comprising the Board; and

     (e) except for the repurchase of Class C Common Stock or redemptions pursuant to the terms of the Series B Preferred Stock, redeem or purchase or otherwise acquire for consideration any securities of the Company unless the Company shall concurrently offer to redeem from the Holder such portion of this Note as such securities redeemed, purchased or acquired (on an as-converted basis) bear to the total of the then-outstanding securities of the Company (on an as-converted basis).

For the purposes of this Section 2 the term "Threshold Amount" shall mean, (a) with respect to any individual transaction, action or instance, the amount of $2,000,000 at any time prior to the first anniversary of the Closing, which amount shall increase by $1,000,000 from the amount then in effect on each anniversary of the Closing if the Company EBITDA (as defined below) is greater than or equal to the EBITDA Target (as defined below) for such anniversary, (b) provided that (i) if the Company EBITDA for such anniversary is less than the EBITDA Target for such anniversary, the Threshold Amount shall be the increased Threshold Amount that would otherwise apply pursuant to clause (a) above multiplied by the Company EBITDA for such anniversary divided by the EBITDA Target for such anniversary, and (ii) the Threshold Amount shall not exceed $5,000,000, and further provided, however, that all such transactions subject to this limitation shall not, in the aggregate for any year ending on an anniversary of the Closing, exceed the lesser of (x) two times the amount applicable to any individual transaction, action or instance during such period and (y) $10,000,000.

     "Company EBITDA" for any anniversary of the date of the Closing shall mean the EBITDA of the Company for the prior calendar year, including earnings attributable to management agreements with respect to hotels owned directly or indirectly by CGLH-IHC Fund I, L.P.

     The "EBITDA Target" shall mean the EBITDA of the Company for calendar year 2000 adjusted for the revenues and expenses, including minority interest, affected by the Wyndham Redemption Agreement as though such agreement had been in effect throughout the entire year, plus: (i) for the first anniversary of the date of the Closing, $10,000,000; (ii) for the second anniversary of the date of the Closing, $20,000,000; and (iii) for the third anniversary of the date of the Closing, $30,000,000.

     2.2 Further Covenants. For so long as both (x) any of the Notes is outstanding and (y) the later of (i) the expiration or termination of the Standstill Period, (ii) if the Standstill Period is terminated by reason of the occurrence of any of the events specified in Section 2.2(a) through (f) or
Section 2.2(l) of the Investor Agreement, the fourth anniversary of the Closing and (iii) such time as the Investor and its Affiliates no longer Beneficially Own securities of the Company having an aggregate principal amount, liquidation preference or Fair Market Value, as the case may be, of at least 51% of the Original Investment Amount, (such period, the "Covenant Period") the Company shall not, nor shall it permit any of its Subsidiaries to, without first obtaining the written consent or approval of at least the Required Holders:

     (a) voluntarily liquidate, dissolve or wind up;

     (b) purchase, acquire or obtain any capital stock or other proprietary interest, directly or indirectly, in any other entity, except for (i) any transaction or series of transactions involving only wholly-owned subsidiaries of the Company as of the date hereof, or (ii) the purchase of all or substantially all of the capital stock or other proprietary interest of other entities for an aggregate purchase price, including without limitation, any liabilities of the acquired entities, of less than the Threshold Amount;

     (c) purchase, acquire or obtain assets of any third party in an aggregate amount (as to the Company and all of its subsidiaries), including without limitation, any liabilities of the acquired entities, in excess of the Threshold Amount;

     (d) make or commit to make capital expenditures which exceed the amount set forth in the Budget by more than the Threshold Amount;

     (e) sell, transfer or otherwise dispose of any equity interest of the Company or any of its subsidiaries, except for transactions involving only wholly-owned subsidiaries of the Company which either (i) is in excess of the Threshold Amount, or (ii) relates to the Joint Venture;

     (f) enter into or commit to enter into any joint ventures or any partnerships, establish any non-wholly-owned subsidiaries or form any joint venture (other than the Joint Venture) either (i) in excess of the Threshold Amount, or (ii) in activity or business competitive with the Joint Venture;

     (g) sell, lease, transfer or otherwise dispose of any assets of the Company or any of its subsidiaries in excess of the Threshold Amount;

     (h) create, incur, assume or suffer to exist any indebtedness for borrowed money (including any capital leases) of the Company or any of its subsidiaries at any one time outstanding in excess of the Threshold Amount;

     (i) redeem the Rights issued pursuant to the Rights Plan or otherwise render the Rights Agreement inapplicable to any person who would otherwise be an "Acquiring Person" as defined in the Rights Plan, except, in either case, (i) for any conversion of the Notes or the Series B Preferred Stock into Class A Common Stock or any Disposition by the Investor permitted by the Investor Agreement, (ii) in connection with a transaction approved or recommended by unanimous vote of the Board members present and voting thereon (in all events including at least a majority of the Investor Designees as are then required to be included on the Board of Directors), and (iii) as reasonably determined by the Board to be required by law or the requirements of a National Securities Exchange;

     (j) pay, or set aside any sums for the payment of, any dividends, or make any distribution on, any shares of its Class A Common Stock or redeem, repurchase or otherwise acquire any outstanding shares of its Class A Common Stock or any other of its outstanding securities (other than indebtedness at maturity in accordance with the terms thereof);

     (k) issue, sell or amend the rights of any capital stock or other securities of the Company or any of its subsidiaries except for (i) dividends or other distributions payable on the Class A Common Stock solely in the form of additional shares of Class A Common Stock; (ii) in connection with the issuance of Class A Common Stock upon conversion of the Notes or Series B Preferred Stock or otherwise in accordance with the provisions of the Notes and the Series B Preferred Stock; (iii) for the issuance of shares of Class A Common Stock or the issuance of options to purchase Class A Common Stock approved by the Compensation Committee to employees, advisors, consultants or outside directors of the Company directly or pursuant to an employee benefit plan of the Company; and (iv) acquisitions and other transactions for which approval of the Required Holders is given under other provisions of this Section 2.1;

     (l) change the Company's independent public accountants (unless the Audit Committee shall determine that they are no longer "independent" within the meaning of Independence Standards Board Standard No. 1) or, other than as provided by Section 5.13 of the Investor Agreement, retain a financial advisor to the Company in connection with a merger, consolidation, recapitalization, an acquisition or divestiture involving or expected (in the opinion of the Board) to involve, gross proceeds in excess of the Threshold Amount or a public offering of securities;

     (m) enter into any transaction (except (i) as expressly permitted by the Investor Agreement or the Securities Purchase Agreement or (ii) relating to compensation of executive officers as determined by the Compensation Committee of the Board of Directors) with any Affiliate or Associate of the Company or any stockholder of the Company (other than the Investor or its Affiliates).

     2.3 Specific Enforcement. The Company agrees that irreparable injury would occur if the provisions of this Section 2 are breached and that such injury would not be adequately compensable in damages. Accordingly, the Company agrees that, in addition to any other remedies which may be available, Holders of the Note shall be entitled to specific enforcement of this Section.

     SECTION 3.  REDEMPTION OF NOTES.

     3.1 Mandatory Redemption Offer.

     (a) In the event there occurs a Change in Control, the Company shall offer to purchase from each Holder all of the Notes held by such Holder for an amount in cash equal to the greater of (i) the principal amount of the Notes held by such Holder plus Accrued Interest through the date of purchase, and (ii) the Fair Market Value (as defined below) of the cash, securities and other property that such Holder of the Notes would have received had it converted its Notes (including for such purposes any Notes issuable in respect of Accrued Interest) into shares of Common Stock immediately prior to such Change in Control, plus Accrued Interest payable in cash to the extent not otherwise reflected pursuant to the parenthetical phrase of this clause (ii), (the greater of (i) and (ii) above being referred to as the ("Change in Control Redemption Price"), in each case by delivery of a notice in accordance with Section 3.1(b). In the event of a Change in Control, each Holder of Notes shall have the right (but not the obligation) to require the Company to purchase any or all of the Notes held by such Holder for an amount in cash equal to the Change in Control Redemption Price. Each Holder of Notes shall also be permitted, until 20 Business Days following the date of the mailing to it of the Company's notice described in
Section 3.1(b)(i), to convert all, and not less than all, of the Notes held by such Holder (including Notes issuable to such Holder as Accrued Interest that have accelerated or will accelerate as a result of a Change in Control) pursuant to Section 4 below; provided that any shares of Common Stock issuable upon conversion of any Notes converted pursuant to this sentence after a Change in Control has occurred shall be entitled to receive the same amount of cash, securities and other property in connection with such Change in Control as the Common Stock outstanding prior to the Change in Control. In the event a Holder of Notes does not elect to have all of its Notes either (i) redeemed by the Company pursuant to this Section 3 or (ii) converted pursuant to Section 4 below, in each case in connection with a specific Change in Control event, then no interest shall be deemed to have been accelerated in connection with such Change in Control. In the event that any Holder does not elect to convert or redeem such Holder's Notes pursuant to the foregoing sentence, such Holder shall retain any rights it has to convert or redeem its Notes in connection with any subsequent Change in Control. "Fair Market Value" with respect to any securities shall be the Current Market Price thereof as of the close of business on the date of measurement. The Fair Market Value of any asset other than cash and securities shall be determined jointly and in good faith by the Company and the Required Noteholders. In the event any dispute between the Company and the Required Noteholders as to the Fair Market Value or Current Market Price (which dispute remains unresolved for 10 Business Days), such dispute shall be submitted for final determination to a mutually acceptable investment banking firm of national reputation familiar with the valuation of companies in the hospitality and lodging industry ("Investment Banking Firm"). In the event that the Company and the Required Noteholders cannot agree on a mutually acceptable Investment Banking Firm within 10 Business Days, the Company, on the one hand, and the Required Noteholders, on the other hand, shall each select one Investment Banking Firm, which two investment banking firms shall jointly make such determination within 20 business days after the date of such event, or, if such two Investment Banking Firms are unable to agree on such determination, the two Investment Banking Firms shall, by the end of the 20th business day after the date of such event, select a third Investment Banking Firm and notify such third Investment Banking Firm in writing (with a copy to the Company and the Holders) of their respective determinations of the Fair Market Value or Current Market Price following which such third Investment Banking Firm shall, within 15 business days after the date of its selection, notify the Company and the Holders in writing of its selection of one or the other of the two original determinations of the Fair Market Value or Current Market Price, which determination shall be final and binding on the Company and the Holders. The fees and expenses of any such determination shall be borne by the Company.

     (b) (i) Within five Business Days following an event giving a Holder of Notes the right, pursuant to Section 3.1(a), to require the Company to redeem all of such Notes, the Company shall give notice by mail to each Holder of Notes, at such Holder's address as it appears on the Note Register, of such event, which notice shall set forth each Holder's right to convert all, and not less than all of the Notes held by such Holder, or to require the Company to redeem all, but not less than all, of the Notes held by such Holder which are eligible for redemption pursuant to the terms of Section 3.1(a), the redemption date (which date shall be no more than 30 Business Days following the date of such mailed notice), and the procedures to be followed by such Holder in exercising its right to cause such redemption or effect such conversion. In the event a record Holder of Notes shall elect to require the Company to redeem all such Notes pursuant to Section 3.1(a), such Holder shall deliver, within 20 Business Days of the mailing to it of the Company's notice described in this Section 3.1(b)(i), a written notice to the Company so stating, specifying the principal amount of Notes to be redeemed pursuant to Section 3.1(a). The Company shall, in accordance with the terms hereof, redeem the principal amount of Notes so specified on the date fixed for redemption. Failure of the Company to give any notice required by this Section 3.1(b)(i), or the formal insufficiency of any such notice, shall not prejudice the rights of any Holders of Notes to cause the Company to redeem or to convert all such Notes held by them. Notwithstanding the foregoing, the Board of Directors of the Company may modify any offer pursuant to this Section 3.1(b)(i) to the extent necessary to comply with the Exchange Act and the rules and regulations thereunder.

     (ii) The Company shall publish the fact that it is redeeming, or offering to redeem, Notes through a nationally prominent newswire service on or before the date of mailing any notice of redemption or right of redemption. At any time after a notice of redemption shall have been mailed and before such date of redemption the Company may deposit for the benefit of the Holders of the Notes called for redemption the funds necessary for such redemption with a bank or trust company doing business in the Borough of Manhattan, the City of New York, and having a capital and surplus of at least $1,000,000,000. Any interest allowed on moneys so deposited shall be paid to the Company. Upon the deposit of such funds or, if no such deposit is made, upon the date fixed for redemption (unless the Company shall default in making payment of the appropriate redemption amount), whether or not Notes so called for redemption have been surrendered for cancellation, the Notes to be redeemed shall be deemed to be no longer outstanding and the Holders thereof shall cease to be Holders with respect to such Notes and shall have no rights with respect thereto, except for the rights to receive the amount payable upon redemption, but without interest, and, up to the close of business on the date immediately preceding the date fixed for such redemption, the right to convert such Notes pursuant to Section 4 hereof. Such deposit in trust shall be irrevocable except that any funds deposited by the Company which shall not be required for the redemption for which they were deposited because of the exercise of conversion rights shall be returned to the Company forthwith, and any funds deposited by the Company which are unclaimed at the end of one year from the date fixed for such redemption shall be paid over to the Company upon its request, and upon such repayment the Holders of the Notes so called for redemption shall look only to the Company for payment of the appropriate amount. Any such unclaimed amounts paid over to the Company shall, for a period of six years from the date fixed for such redemption, be set apart and held by the Company in trust for the benefit of the Holders of such Notes, but no such Holder shall be entitled to interest thereon. At the expiration of such six-year period, all right, title, interest and claim of such Holders in or to such unclaimed amounts shall be extinguished, terminated and discharged, and such unclaimed amounts shall become part of the general funds of the Company free of any claim of such Holders.

     SECTION 4.  CONVERSION OF NOTES.

     4.1. Holder's Option to Convert Notes into Common Stock.

     (a) This Note or any portion of the outstanding principal amount of such Note, including any Notes issued as PIK Notes under Section 1.3 of this Note, shall be convertible at the option of the Holder at any time after the Closing into a number of shares of Class A Common Stock, on the terms and conditions set forth in this Section 4.

     (b) Subject to the provisions for adjustment hereinafter set forth, each Note shall be convertible in the manner hereinafter set forth into a number of fully paid and nonassessable shares of Class A Common Stock equal to the product obtained by multiplying the Applicable Conversion Rate by the outstanding principal amount of this Note or portion thereof being converted. The "Applicable Conversion Rate" means the quotient obtained by dividing the Conversion Value on the date of conversion by the Conversion Price as adjusted pursuant to Section 4.1(c) on the date of conversion.

     (c) The Conversion Price shall be subject to adjustment from time to time as follows:

          (i) In case the Company shall at any time or from time to time after the original issuance of the Notes declare a dividend, or make a distribution, on the outstanding shares of Common Stock in either case, in shares of Common Stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then, and in each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this Section 4.1(c)(i) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification, consolidation or combination, at the close of business on the day upon which such corporate action becomes effective.

          (ii) In case the Company shall issue (other than upon the exercise of options, rights or convertible securities) shares of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) at a price per share (or having an exercise or conversion price per share) less than the Current Market Price as of the Measurement Date, other than (x) in a transaction to which
     Section 1.3 applies, (y) pursuant to options or other securities under any employee or director benefit plan or program of the Company approved by the Board of Directors of the Company or shares of Common Stock issued upon the exercise thereof, (z) pursuant to the conversion of the Notes, the Series B Preferred Stock, or the Class B Common Stock or Class C Common Stock (the issuances under clauses (x), (y) and (z) being referred to as "Excluded Issuances"), then, and in each such case, the Conversion Price in effect immediately prior to the Measurement Date shall be reduced so as to be equal to an amount determined by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock of all classes outstanding at the close of business on the Measurement Date plus the number of shares of Common Stock (or the number of shares of Common Stock issuable upon the conversion, exchange or exercise of such options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) which the aggregate consideration receivable by the Company in connection with such issuance would purchase at such Current Market Price and the denominator shall be the number of shares of Common Stock of all classes outstanding at the close of business on the Measurement Date plus the number of shares of Common Stock (or the number of shares of Common Stock issuable upon the conversion, exchange or exercise of such options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) so issued. For purposes of this Section 4.1(c)(ii), the aggregate consideration receivable by the Company in connection with the issuance of shares of Common Stock or of options, rights, warrants or other convertible securities shall be deemed to be equal to the sum of the gross offering price (before deduction of customary underwriting discounts or commissions and expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon conversion or exercise of any such options, rights, warrants or other convertible securities into shares of Common Stock, less any original issue discount, premiums and other similar incentives which have the effect of reducing the effective price per share. For purposes of this Section 4.1(c)(ii), such adjustment shall become effective immediately prior to the opening of business on the Business Day immediately following the Measurement Date.

          (iii) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 0.1% of the Conversion Price; provided, that any adjustments which by reason of this Section 4.1(c)(iii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 4 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

     (d) In case of any capital reorganization or reclassification of outstanding shares of Common Stock (other than a reclassification covered by Section 4.1(c)(i)), or in case of any consolidation or merger of the Company with or into another Person, or in case of any sale or conveyance to another Person of the property of the Company as an entirety or substantially as an entirety (each of the foregoing being referred to as a "Transaction"), each Note then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to the consummation of such Transaction, the kind and amount of shares of stock and other securities and property (including cash) receivable upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which such Note was convertible immediately prior to such Transaction (including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any tender or exchange offer that is a step in such Transaction). In any such case, if necessary, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions set forth in this Section 4 with respect to rights and interests thereafter of the Holders of Notes to the end that the provisions set forth herein for the protection of the conversion rights of the Notes shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property deliverable upon conversion of the Notes remaining outstanding (with such adjustments in the Conversion Price and number of shares issuable upon conversion and such other adjustments in the provisions hereof as the Board of Directors shall determine in good faith to be appropriate). In case securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this Section 4 shall be deemed to apply, so far as appropriate and as nearly as may be, to such other securities or property.

     Notwithstanding anything contained herein to the contrary, the Company will not effect any Transaction unless, prior to the consummation thereof, the Surviving Person thereof, if other than the Company, shall assume, by written instrument mailed to each record Holder of Notes, at such Holder's address as it appears in the Note Register, the obligation to deliver to such Holder such cash, property and securities to which, in accordance with the foregoing provisions, such Holder is entitled. Nothing contained in this Section 4.1(d) shall limit the rights of Holders of the Notes to convert the Notes in connection with the Transaction or to exercise their rights to require the redemption of the Notes under Section 3.

     (e) Conversion of this Note may be effected by the Holder upon the surrender to the Company at the office of the Company designated for notices in accordance with Section 8.4 or at the office of any agent or agents of the Company, as may be designated by the Board of Directors, of this Note, accompanied by a written notice (a "Note Holder Conversion Notice") stating that such Holder elects to convert all or a specified portion of the outstanding principal amount of this Note in accordance with the provisions of this Section
4.1 and specifying the name or names in which such Holder wishes the certificate or certificates for shares of Common Stock to be issued. In case the Holder's Note Holder Conversion Notice shall specify a name or names other than that of such Holder, such notice shall be accompanied by payment of all transfer Taxes payable upon the issuance of shares of Common Stock in such name or names that would not have been incurred had such shares of Common Stock been issued in the name of the Holder. Other than such Taxes, the Company will pay any and all issue and other Taxes, whether or not imposed on the Company (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of this Note pursuant hereto. As promptly as practicable, and in any event within five (5) Business Days after the surrender of such Note and, if applicable, the receipt of a Note Holder Conversion Notice relating thereto by the Company and, if applicable, payment of all transfer Taxes (or the demonstration to the satisfaction of the Company that such taxes have been paid), the Company shall deliver or cause to be delivered
(i) certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the Holder of the Note shall be entitled and (ii) if less than the entire outstanding principal amount of this Note is being converted, a new Note in the principal amount which remains outstanding upon such partial conversion. The date of delivery of this Note after or together with the delivery of a Note Holder Conversion Notice shall be deemed to be the date of conversion.

     (f) Notes may be converted at any time up to the close of business on the last Business Day immediately preceding the Due Date.

     (g) In connection with the conversion of any Notes, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such Notes are deemed to have been converted.

     (h) In case at any time or from time to time the Company shall pay any dividend or make any other distribution to the holders of its Common Stock in additional shares of stock of any class, or shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other right, other than pursuant to the Rights Plan, or there shall be any capital reorganization or reclassification of the Common Stock of the Company or consolidation or merger of the Company with or into another company, or any sale or conveyance to another company of the property of the Company as an entirety or substantially as an entirety, or there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company, then, in any one or more of said cases the Company shall give at least 20 days' prior written notice (the time of mailing of such notice shall be deemed to be the time of giving thereof) to the Holders of the Notes at the addresses of each as shown in the Note Register of the date on which (i) the books of the Company shall close or a record shall be taken for such stock dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, sale or conveyance, dissolution, liquidation or winding up shall take place, as the case may be, provided that in the case of any Transaction to which Section 4.1(d) applies the Company shall give at least 30 days' prior written notice as aforesaid. Such notice shall also specify the date, if known, as of which the holders of the Common Stock and the Holders of the Notes shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock or Notes for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale or conveyance, or participate in such dissolution, liquidation or winding up, as the case may be.

     (i) Notwithstanding the provisions of this Section 4.1, no Holder of Notes shall be permitted to convert all or any portion of the principal amount of its Notes which shall result in such Holder and its Affiliates or any group (as such term is used in Section 13(d)(3) of the Exchange Act) of which any of them is a member having Beneficial Ownership, after giving effect to such conversion, of more than 49% of the then-outstanding Common Stock. If a Holder requests conversion of Notes which would result in ownership by such Holder and its Affiliates or any group (as such term is used in Section 13(d)(3) of the Exchange Act) of which any of them is a member of more than 49% of the outstanding Common Stock after giving effect to such conversion, then such Holder's conversion request shall be deemed to represent a request to convert up to the maximum principal amount of Notes permitted under the prior sentence and the Company shall deliver or cause to be delivered, along with the Common Stock certificates and the new Note representing the remaining unconverted principal amount of such Notes, a calculation in reasonable detail setting forth the maximum principal amount of such Notes convertible by such holder pursuant to the provisions of this Section 4.1(i). If a Holder is subject to the limitation on conversion set forth in the first sentence of this Section 4.1(i), then such Holder shall not be permitted to convert Notes which were rendered non-convertible by the first sentence hereof and have subsequently become convertible under the first sentence hereof for a period of 75 days after such Notes would otherwise first have become convertible under the first sentence hereof (it being understood that transferees of the Note whose Beneficial Ownership of Common Stock would not exceed 49% of the then-outstanding Common Stock, after giving effect to the conversion of their Notes, shall not be subject to any of the foregoing limitations on the amount or timing of the conversion of the Note).

     (j) If the Company issues any securities convertible into any equity security of the Company which contains any provisions that protect the holder thereof against dilution upon the occurrence of certain events in a manner more favorable to such holder than those set forth in this Section 4.1 (other than a provision specifying an initial exercise or conversion price), such provisions shall be deemed to be incorporated herein with respect to such events as if fully set forth herein and to the extent any existing provision herein is inconsistent with such provision, such incorporated provision shall be substituted therefor.

     4.2. Reports as to Adjustments and Outstanding Shares.

     (a) Whenever the number of shares of Common Stock into which each Note is convertible is adjusted as provided in Section 4.1, the Company shall promptly mail to the Holders of the outstanding Notes at their respective addresses as the same shall appear in the Note Register a notice stating that the number of shares of Common Stock into which the Notes are convertible has been adjusted and setting forth the new number of shares of Common Stock (or describing the new stock, securities, cash or other property) into which each Note is convertible, as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

     (b) At the request of any Holder the Company shall reasonably promptly issue to such Holder, in any reasonable manner requested by such Holder, a notice setting forth the number of shares of Common Stock then outstanding and the maximum number of shares into which the Note is then convertible.

     4.3. Reservation of Stock; Listing Rights.

     (a) The Company shall at all times reserve and keep available for issuance upon the conversion of the Notes, free from any preemptive rights, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of the entire outstanding principal amount of the Notes into Common Stock, and shall take all action required to increase the authorized number of shares of Common Stock, if necessary, to permit the conversion of the entire outstanding principal amount of the Notes.

     (b) If at the time of conversion of any Notes, the Common Stock of the Company is listed on a national securities exchange, or is designated as a "national market system security" or "small cap market security" on NASDAQ, the Company shall take all action necessary to cause the shares of Common Stock issuable upon conversion of such Notes to be listed on such exchange, subject to official notice of issuance.

     (c) If the Company shall issue shares of Common Stock upon conversion of the Notes as contemplated by this Section 4, the Company shall issue together with each such share of Common Stock one Right (as such term is defined in the Rights Plan) (or other securities in lieu thereof), or any rights issued to holders of Common Stock in addition thereto or in replacement therefor, whether or not such rights shall be exercisable at such time, but only if such rights are issued and outstanding and held by other holders of Common Stock at such time and have not expired, and only if the Person to whom such shares of Common Stock are issued is not an "Acquiring Person" under the Rights Plan or such other agreement pursuant to which such rights are issued; provided, however, that, in such event such rights shall be issued to such Person promptly after such time at which such Person is no longer an "Acquiring Person."

     SECTION 5.  EVENTS OF DEFAULT AND REMEDIES.

     5.1. Events of Default. Each of the following shall constitute an Event of Default with respect to this Note:

     (a) Nonpayment of Principal of the Notes. If the Company fails to pay the principal of or any other sum (other than interest), if any, due on any of the Notes, when and as the same becomes due and payable, whether at the maturity thereof, on a date fixed for a redemption, or otherwise;

     (b) Nonpayment of Interest. If the Company fails to pay interest on any of the Notes in full, when and as the same becomes due and payable, and such failure shall be continuing for five (5) Business Days;

     (c) Voluntary Bankruptcy and Insolvency Proceedings. If the Company or any Subsidiary shall file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment, liquidation, dissolution or similar relief pursuant to the Bankruptcy Code, or under any similar present or future federal law or the law of any other jurisdiction or shall be adjudicated a bankrupt or become insolvent, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or such Subsidiary or for all or any substantial part of its respective property, or the Company or any of its Subsidiaries shall make an assignment for the benefit of its creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take any corporate action, as the case may be, in furtherance of any of the foregoing;

     (d) Adjudication of Bankruptcy. If a petition or answer shall be filed proposing the adjudication of the Company or any of its Subsidiaries as a bankrupt or its reorganization or arrangement, or any composition, readjustment, liquidation, dissolution or similar relief with respect to it pursuant to the Bankruptcy Code or under any similar present or future federal law or the law of any other jurisdiction applicable to the Company or any of its Subsidiaries, and the Company or such Subsidiary (as applicable) shall consent to or acquiesce in the filing thereof, or such petition or answer shall not be discharged or denied within 60 days after the filing thereof;

     (e) Receivership or Sequestration. If a decree or order is rendered by a court having jurisdiction (i) for the appointment of a receiver or custodian or liquidator or trustee or sequestrator or assignee (or similar official) in bankruptcy or insolvency of the Company or any of its Subsidiaries or of all or a substantial part of its property, or for the winding-up or liquidation of its affairs, and such decree or order shall have remained in force undischarged and unstayed for a period of 60 days, or (ii) for the sequestration or attachment of any property of the Company or any of its Subsidiaries without its return to the possession of the Company or such Subsidiary (as applicable) or its release from such sequestration or attachment within 60 days thereafter;

     (f) Acceleration of Other Indebtedness. If, during the Covenant Period, default shall be made with respect to any Indebtedness of the Company (other than the Notes) with a principal amount outstanding in excess of $1,500,000 with the result that such Indebtedness can be accelerated so that the same will become due and payable prior to the date on which the same would otherwise have become due and payable;

     (g) Covenant Defaults. The Company shall have breached in any material respect any of the covenants of the Company set forth in this Note or it shall have breached its obligation, if any, to appoint or nominate for election to the Company's Board of Directors any designee of the Investor under Section 3.1 of the Investor Agreement; provided that, if capable of being remedied, such breach continues for 15 days after notice to the Company in writing by any Holder of this Note or other party entitled to the benefit of such covenant;

     (h) Judgments. A final judgment or judgments entered by a court of competent jurisdiction for the payment of money aggregating in excess of $1,500,000 is or are outstanding against the Company or any Subsidiary and any one such judgment in excess of $1,500,000 has, or such judgments aggregating in excess of $1,500,000 have, remained unpaid, unvacated, unbonded, or unstayed by appeal or otherwise for a period of 30 days from the date of entry.

     5.2. Acceleration of Maturity. If any Event of Default shall have occurred and be continuing, the Holders of a majority of the outstanding principal amount of Notes may, by notice to the Company, declare the entire outstanding principal balance of the Notes, and all accrued and unpaid interest thereon, to be due and payable immediately, and upon any such declaration the entire outstanding principal balance of this Note, and said accrued and unpaid interest shall become and be immediately due and payable, without presentment, demand, protest or other notice whatsoever, all of which are hereby expressly waived, anything in this Note or the Securities Purchase Agreement to the contrary notwithstanding; provided that if an Event of Default under clause (c), (d), or
(e) of Section 5.1 with respect to the Company shall have occurred, the outstanding principal amount of this Note, and all accrued and unpaid interest thereon, shall immediately become due and payable, without any declaration and without presentment, demand, protest or other notice whatsoever, all of which are hereby expressly waived, anything in this Note or the Securities Purchase Agreement to the contrary notwithstanding.

     5.3. Other Remedies. If any Event of Default shall have occurred and be continuing, from and including the date of such Event of Default to but not including the date such Event of Default is cured or waived, the Holder may enforce its rights by suit in equity, by action at law, or by any other appropriate proceedings, whether for the specific performance (to the extent permitted by law) of any covenant or agreement contained in this Note or the Securities Purchase Agreement or in aid of the exercise of any power granted in this Note or the Securities Purchase Agreement, and the Holder may enforce the payment of this Note and any of its other legal or equitable rights.

     5.4. Conduct No Waiver; Collection Expenses. No course of dealing on the part of the Holder, nor any delay or failure the part of the Holder to exercise any of its rights, shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers and remedies. If the Company fails to pay, when due, the principal or the interest on this Note, the Company will pay to the Holder to the extent permitted by law, on demand, all costs and expenses incurred by the Holder in the collection of any amount due in respect of this Note, including reasonable legal fees incurred by the Holder in enforcing its rights hereunder.

     5.5 Annulment of Acceleration. If a declaration is made in accordance with
Section 5.2, then and in every such case, the Holders of at least a majority of the outstanding principal amount of the Notes may, by an instrument delivered to the Company, annul such declaration and the consequences thereof, provided that at the time such declaration is annulled:

     (a) all arrears of interest on the Notes and all other sums payable on the Notes and pursuant to the Securities Purchase Agreement (except any principal of or interest or premium on the Notes which has become due and payable by reason of such declaration) shall have been duly paid; and

     (b) every other Event of Default under each of the Notes shall have been duly waived or otherwise made good or cured;

provided, however, that only the Purchaser or an Affiliate of the Purchaser (but not any transferee thereof other than an Affiliate of the Purchaser) that is a Holder of the Note or Notes with respect to which the declaration permitted by the last proviso of Section 5.2 was made may annul such declaration; and provided, further, that no such annulment shall extend to or affect any subsequent Event of Default or impair any right consequent thereon.

     5.6. Remedies Cumulative, Etc. No right or remedy conferred upon or reserved to the Holder of this Note is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now and hereafter existing under applicable Law. Every right and remedy given by this Note or by applicable Law to the Holder may be exercised from time to time and as often as may be deemed expedient by such Holder. Notwithstanding the foregoing or any other provision of this Section 5, the rights and obligations in this Note will be subordinate as set forth in Section 6.

     SECTION 6.  SUBORDINATION OF NOTES.

     6.1. Subordination of Notes to Senior Indebtedness. The Indebtedness evidenced by the Notes shall at all times be wholly subordinate and junior in right of payment to any and all Senior Indebtedness of the Company (including any claims by the holders of such Senior Indebtedness for interest accruing after any assignment for the benefit of creditors by the Company or the institution by or against the Company of any proceedings under the Bankruptcy Code or any law for the relief of or relating to debtors, or any other claim by such holders for any such interest which would have accrued in the absence of such assignment or the institution of such proceedings) in the manner and with the force and effect hereafter set forth:

     (a) In the event of any liquidation, dissolution or winding up of the Company, or of any execution, sale, receivership, insolvency, bankruptcy, liquidation, readjustment, reorganization or other similar proceeding relative to the Company or its property, all sums owing on all Senior Indebtedness of the Company (including cash collateral and amounts not yet due and payable) shall first be paid in full in cash, or provision shall be made for such payment in money or money's worth, before any payment is made upon the Notes; and if in any such event any payment or distribution, whether in cash, property, or securities shall be made upon or in respect of the Notes at a time when such payment is prohibited under this Section 6, the same shall be paid over to the holders of the Senior Indebtedness of the Company, pro rata, for application in payment thereof unless and until such Senior Indebtedness shall have been paid or satisfied in full in cash, or provision shall be made for such payment in money or money's worth.

     In case of any assignment for the benefit of creditors by the Company or in case any proceedings under the Bankruptcy Code or any other law for the relief of or relating to debtors are instituted by or against the Company, or in case of the appointment of any receiver for the Company's business or assets, or in case of any dissolution or winding up of the affairs of the Company, the Company and any assignee, trustee in bankruptcy, receiver, debtor in possession or other person or persons in charge are hereby directed to pay to the holders of the Senior Indebtedness of the Company the full amount of such holders' claims against the Company (including interest to the date of payment) in cash, or provision shall be made for such payment in money or money's worth, before making any payments to the Holders of Notes, and insofar as may be necessary for that purpose, the Holder hereby assigns and transfers to the holders of Senior Indebtedness of the Company all rights to any payments, dividends or other distributions.

     (b) In the event that all or any part of the Indebtedness evidenced by the Notes is declared or becomes due and payable because of the occurrence of any Event of Default or otherwise than at the option of the Company (other than pursuant to its terms at its final maturity or upon a Change in Control), under circumstances when the foregoing clause (a) shall not be applicable, the Holders of the Notes consent, subject to Section 6.5, to the payment to holders of Senior Indebtedness (or the provision, in a manner satisfactory to the holders of Senior Indebtedness, for such payment) of such amounts as are then due and payable pursuant to such Senior Indebtedness prior to the payment to the Holders of Notes of any amount due and payable in respect of the Notes.

     (c) For purposes of this Section 6 only, the words "cash, property or securities" shall (so long as the effect of this paragraph is not to cause the Note to be treated in any case or proceeding or other event described in this
Section 6 as part of the same class of claims as any Senior Indebtedness or any class of claims on a parity with or senior to any Senior Indebtedness for any payment or distribution) not be deemed to include shares of stock of the

Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment which are subordinated in right of payment to all Senior Indebtedness which may at the time be outstanding to substantially the same extent as, or to a greater extent than, the Notes are so subordinated as provided in this Section 6.

     (d) All payments, cash, or noncash distributions made to the Holders of Notes which should have been made to the holders of Senior Indebtedness of the Company shall be received and held by the former in trust for the benefit of the latter, and the Holders of Notes shall forthwith remit each such payment, cash, or noncash distribution to the holders of the Senior Indebtedness of the Company, pro rata, in the form in which it was received, together with such endorsements or documents as may be necessary to effectively negotiate or transfer the same to the holders of the Senior Indebtedness of the Company.

     (e) The Company shall not, at any time after the end of the Covenant Period, pay the principal of, premium (if any) or interest on the Notes or make any other payment to Holders of the Notes or repay, repurchase, redeem, defease or otherwise retire any Notes (collectively, "pay the Notes") if (i) both (y) any Senior Indebtedness is not paid when due in cash and (z) provision has not been made for payment in full in a manner satisfactory to the holders of such Senior Indebtedness or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded in writing or (y) such Senior Indebtedness has been paid in full in cash or provision has been made for payment in full in a manner satisfactory to the holders of such Senior Indebtedness; provided, however, that the Company may pay the Notes without regard to the foregoing if the Company and the Purchaser receive written notice approving such payment from the representative of the Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of this sentence has occurred or is continuing. During the continuance of any Payment Blockage Period, the Company may not pay the Notes. Notwithstanding the provisions of the immediately preceding sentence, unless the holders of Senior Indebtedness which initiated the Payment Blockage Period or the representative of such holders shall have accelerated the maturity of the Senior Indebtedness, the Company may resume payments on the Note after the end of such Payment Blockage Period. A "Payment Blockage Period" commences on the receipt by the Company of a written notice (a "Blockage Notice") from the representative of the holders of such Senior Indebtedness of a default, other than a default set forth in clause (i) or (ii) of the first sentence of this Section 6.1(e), on any Senior Indebtedness that permits the holders of the Senior Indebtedness to accelerate its maturity immediately without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, specifying an election to effect a Payment Blockage Period and ends 90 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated (1) by written notice to the Company from the Person or Persons who gave such Blockage Notice, (2) because the default giving rise to such Blockage Notice is no longer continuing or (3) because such Senior Indebtedness has been repaid in full or provision has been made for payment in full in a manner satisfactory to the holders of such Senior Indebtedness. Not more than one Blockage Notice may be given in any 360-day period, irrespective of the number of defaults with respect to Senior Indebtedness during such period.

     Notwithstanding anything set forth in this Section 6.1, nothing set forth herein shall restrict Holders of the Notes from exercising their rights of conversion hereunder.

     6.2. Proofs of Claim of Holders of Senior Indebtedness; Voting. Each Holder of Notes undertakes and agrees for the benefit of each holder of Senior Indebtedness of the Company to execute, verify, deliver and file any proofs of claim relating to the Notes which any holder of such Senior Indebtedness may at any time require in order to prove and realize upon any rights or claims pertaining to the Notes and to effectuate the full benefit of the subordination contained herein. Upon failure of any Holder of Notes to file the required proof or proofs of claim prior to 30 days before the expiration of the time to file claims in such proceeding, each holder of Senior Indebtedness of the Company is hereby irrevocably appointed by such Holder to be such Holder's agent to file the appropriate claim or claims and if such holder of Senior Indebtedness elects at its sole discretion to file such claim or claims (i) to accept or reject any plan of reorganization or arrangement on behalf of such Holder, and (ii) to otherwise vote such Holder's claim in respect of the Notes in any manner deemed appropriate for the benefit and protection of the holders of the Senior Indebtedness of the Company.

     6.3. Rights of Holders of Senior Indebtedness Unimpaired. No right of any holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time or in any way be affected or impaired by any failure to act on the part of the Company or the holders of Senior Indebtedness, or by any noncompliance by the Company with any of the terms, provisions and covenants of this Note, regardless of any knowledge thereof that any such holder of Senior Indebtedness may have or be otherwise charged with.

     6.4. Effects of Event of Default. The Company agrees, for the benefit of the holders of Senior Indebtedness, that in the event that any Note is declared due and payable before its maturity because of the occurrence of an Event of Default, the Company will give prompt notice in writing of such happening to the holders of Senior Indebtedness.

     6.5. Company's Obligations Unimpaired. The provisions of this Section 6 are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand, and the Holders of Notes on the other hand, and nothing herein shall impair, as between the Company and the Holders of Notes, the obligation of the Company which is unconditional and absolute, to pay the principal, premium, if any, and interest on the Notes in accordance with the Securities Purchase Agreement and the terms of the Notes, nor shall anything herein prevent any Holder of Notes from exercising all remedies otherwise permitted by applicable law or under the Securities Purchase Agreement or the Notes upon the occurrence of an Event of Default, subject to the rights of the holders of Senior Indebtedness as herein provided for.

     6.6. Subrogation.

     (a) Upon the indefeasible payment in full in cash of all amounts payable under or in respect of the Senior Indebtedness, the rights of the Holder shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company made on such Senior Indebtedness (until this Note shall be paid in full or converted as provided herein); and for the purposes of such subrogation, no distributions in respect of such Senior Indebtedness of any cash, property or securities to which the Holder would be entitled except for the provisions of this Section 6, and no payment pursuant to the provisions of this Section 6 to such holders of Senior Indebtedness by the Holder, shall, as between the Company, its creditors other than such holders of Senior Indebtedness and the Holder, be deemed to be a payment by the Company to or on account of such Senior Indebtedness, it being understood that the provisions of this Section 6 are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness, on the one hand, and the Holder, on the other hand.

     (b) If any payment or distribution to which the Holder would otherwise have been entitled but for the provisions of this Section 6 shall have been applied, pursuant to the provisions of this Section 6, to the payment of all amounts payable under the Senior Indebtedness, then and in such case, the Holder shall be entitled to receive from such holders of Senior Indebtedness at the time outstanding any payments or distributions received by such holders of Senior Indebtedness in excess of the amount sufficient to pay all amounts payable under or in respect of the Senior Indebtedness in full in cash.

     SECTION 7.  INTERPRETATION.

     7.1. Definitions.

     Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Securities Purchase Agreement.

     "Accrued Interest" to a particular date (the "Applicable Date") means (i) all interest accrued but not paid on this Note pursuant to Section 1.2, accrued to the Applicable Date, provided that if a Change in Control or Event of Default occurs at any time on or prior to the Due Date, Accrued Interest payable on the date of the Change in Control or Event of Default shall be deemed to include all interest on the entire amount of the Notes outstanding on the date of the Change in Control or Event of Default which have not been previously paid but which otherwise would accrue through and including the Due Date (assuming that all interest was paid solely in additional Notes rather than cash), which interest shall be deemed to have been accelerated, recalculated and paid on their respective Interest Payment Dates, in each case payable solely in additional Notes; provided, however, that with respect to any Holder of this Note, no such interest shall be deemed to have been accelerated, recalculated or paid in connection with a Change in Control in the event such Holder has not elected, in connection with such Change in Control, to have all of its Notes either (i) redeemed by the Company pursuant to Section 3 or (ii) converted pursuant to Section 4.

     "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated by the Commission under the Exchange Act.

     "Applicable Conversion Rate" has the meaning ascribed thereto in Section 4.1(b).

     "Associate" shall have the meaning set forth in Rule 12b-2 promulgated by the Commission under the Exchange Act.

     "Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now or hereafter in effect, or any successor thereto.

     "Beneficially Own" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     "Blockage Notice" has the meaning ascribed thereto in Section 6.1(e).

     "Board" and "Board of Directors" means the Board of Directors of the Company.

     "Business Day" means any day other than a Saturday, Sunday, or a day on which commercial banks in the City of New York are authorized or obligated by law or executive order to close.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

     "Capitalized Lease Obligation" of any Person means and includes, as of any date as of which the amount thereof is to be determined, the amount of the liability capitalized or disclosed (or which should be disclosed) in a balance sheet of such Person in respect of a Capitalized Lease of such Person.

     "Capitalized Lease" means, with respect to any Person, any lease or any other agreement for the use of property which, in accordance with generally accepted accounting principles, should be capitalized on the lessee's or user's balance sheet.

     "Change in Control" means any of the following:

     (a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, a "Group"), other than the Company, or any of its wholly owned Subsidiaries or any Investor or Excluded Group, of Beneficial Ownership of 35% or more of the combined voting power or economic interests of the then-outstanding Voting Securities (a "Control Interest"); provided, however, that (i) any transfer of Notes or shares of Series B Preferred Stock or other securities from any Investor or Excluded Group will not result in a Change in Control unless such transfer is pursuant to a Reorganization Transaction, merger proposal or tender offer in respect of the Company which has been approved by (or participated in by) the Board of Directors of the Company or by a majority of the Voting Securities, and (ii) in no event shall the conversion of any or all of the Notes in accordance with the terms of this Note constitute a Change in Control; or

     (b) there is a change in a majority of the members of the Board within 12 months of an "election contest" (as defined in Rule 14a pursuant to the Exchange
Act) relating to the election of persons not recommended by the Board of Directors at the time of the first public announcements of such election contest and in which a Person not an Affiliate of the Investor or any Related Person obtained valid proxies or consents to effect such change; or

     (c) the approval by the stockholders of the Company of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the Voting Securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, Beneficially Own more than 50% of the combined voting power of the then-outstanding Voting Securities resulting from such reorganization, merger or consolidation;

     (d) the sale or other disposition of assets representing 50% or more of the assets of the Company in one transaction or series of related transactions; or

     (e) the disposition by the Company of any of its interest in the Joint Venture to a third party that is not a Subsidiary of the Company (other than a disposition to Purchaser or its Affiliates) except as otherwise permitted under the Joint Venture Partnership Agreement;

provided, that the occurrence of any event identified in subparagraphs (a) through (e) above that would otherwise be treated as a Change in Control shall not constitute a Change in Control hereunder if the Required Holders, by vote duly taken, shall so determine.

     "Change in Control Redemption Price" has the meaning ascribed thereto in
Section 3.1(a).

     "Class A Common Stock" means the Class A Common Stock, par value $0.01 per share, of the Company.

     "Class B Common Stock" means the Class B Common Stock, par value $0.01 per share, of the Company.

     "Class C Common Stock" means the Class C Common Stock, par value $0.01 per share of the Company.

     "Closing" means the closing of the purchase of the Series B Preferred Stock and the Note pursuant to the Securities Purchase Agreement.

     "Closing Price" per share of Common Stock on any date shall be the last sale price, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported on the Nasdaq Small Cap Market or the Nasdaq National Market or in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, as the case may be, or, if the Common Stock is listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors and reasonably acceptable to the Required Noteholders.

     "Commission" means the Securities and Exchange Commission.

     "Common Stock" means the Class A Common Stock and the Class B Common Stock and the Class C Common Stock or, if there shall no longer be separate classes, the common stock, par value $0.01 per share, of the Company.

     "Company" has the meaning ascribed thereto in the recitals and includes all Subsidiaries of the Company.

     "Company EBITDA" has the meaning ascribed thereto in Section 2.1.

     "Conversion Price" shall initially be equal to $4.00 in principal amount of this Note per share of common stock, subject to adjustment as provided in
Section 4.1(c).

     "Conversion Value" per Note shall be an amount equal to the principal amount plus all Accrued Interest thereon to the date of conversion or redemption, as the case may be.

     "Current Market Price" per share of Common Stock on any date means the average of the Closing Prices of a share of Common Stock for the five consecutive Trading Days selected by the Company commencing not less than 10 Trading Days nor more than 20 Trading Days before the date in question. If on any such Trading Day the Common Stock is not quoted by any organization referred to in the definition of Closing Price, the Current Market Price of the Common Stock on such day shall be determined by agreement between the Company and the

Required Noteholders, provided that if such agreement is not reached within 10 Business Days, such Current Market Price shall be determined as set forth in
Section 3.1(a).

     "Default Interest" has the meaning ascribed thereto in Section 1.4.

     "Due Date" has the meaning ascribed thereto in the recitals.

     "EBITDA" means, with respect to any person for any period, the sum without duplication, determined on a consolidated basis, of such person's (a) net income (or net loss), (b) net interest expense, (c) income tax expense, (d) depreciation expense and (e) amortization expense, determined in accordance with generally accepted accounting principles consistently applied.

     "EBITDA Target" has the meaning ascribed thereto in Section 2.1.

     "Event of Default" means each of the happenings or circumstances enumerated in Section 5.1.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include reference to the comparable section, if any, of any such successor federal statute.

     "Excluded Group" means any Group in which (A) the Voting Securities either Beneficially Owned by such Group after the applicable acquisition or Beneficially Owned by such Group and being transferred by such Group, as the case may be, multiplied by (B) the percentage of the Investor's interest in the Beneficial Ownership of such Group, represent a Control Interest.

     "Excluded Issuances" has the meaning ascribed thereto in Section
4.1(c)(ii).

     "Fair Market Value" has the meaning ascribed thereto in Section 3.1(a).

     "Guarantee" by any Person means all obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) of any Person guaranteeing, or in effect guaranteeing, any Indebtedness, dividend or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (i) to purchase such Indebtedness or obligation or any property or assets constituting security therefor, (ii) to advance or supply funds (x) for the purchase or payment of such Indebtedness or obligation and (y) to maintain working capital or other balance sheet condition or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation, (iii) to lease property or to purchase securities or other property or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of the primary obligor to make payment of such Indebtedness or obligation, or (iv) otherwise to assure the owner of the Indebtedness or obligation of the primary obligor against loss in respect thereof. For the purposes of any computations made under this Agreement, a Guarantee in respect of any Indebtedness for borrowed money shall be deemed to be Indebtedness equal to the outstanding amount of the Indebtedness for borrowed money which has been guaranteed, and a Guarantee in respect of any other obligation or liability or any dividend shall be deemed to be Indebtedness equal to the maximum aggregate amount of such obligation, liability or dividend.

     "Holder" means, at any time of reference, a Person in whose name a Note is registered in the Note Register at such time.

     "Indebtedness" means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person including sale leasebacks, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to suppliers and similar accrued liabilities incurred in the ordinary course of business and paid in a manner consistent with industry practice), (v) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured
by) any lien or security interest on property owned or acquired by such Person whether or not the obligations secured thereby have been assumed,

(vi) all Capitalized Lease Obligations of such Person, (vii) all Guarantees of such Person, (viii) all obligations (including but not limited to reimbursement obligations) relating to the issuance of letters of credit for the account of such Person, (ix) all obligations arising out of foreign exchange contracts, and
(x) all obligations arising out of interest rate and currency swap agreements, cap, floor and collar agreements, interest rate insurance, currency spot and forward contracts and other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates.

     "Interest Payment Date" means March 31, June 30, September 30 and December 31.

     "Interest Period" means the period from the Issuance Date to the first Interest Payment Date (but without including such Interest Payment Date) and, thereafter, each Interest Payment Date to the next following Interest Payment Date (but without including such later Interest Payment Date).

     "Investment Banking Firm" has the meaning ascribed thereto in Section
3.1(a).

     "Investor" means the Purchaser, and such other persons as are included within the definition of Investor in the Investor Agreement by virtue of Section 4.1(f) of the Investor Agreement.

     "Investor Agreement" means the Investor Agreement by and among the Company
and the Purchaser dated [                    ], 2000.

     "Investor Designee" has the meaning ascribed thereto in section 3.1 of the Investor Agreement.

     "Issuance Date" means the original date of issuance of the Notes to the Investors.

     "Joint Venture" has the meaning ascribed thereto in the Securities Purchase Agreement.

     "Joint Venture Partnership Agreement" has the meaning ascribed thereto in the Securities Purchase Agreement.

     "Measurement Date" means, for purposes of Section 4.1(c)(ii), (i) in the case of an offering of rights, warrants or options to all or substantially all of the holders of the Common Stock or any other issuance contemplated by such Section where a record date is fixed for the determination of stockholders entitled to participate in such issuance, such record date and (ii) in all other cases, the Business Day immediately preceding the date of issuance of shares of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) contemplated by such Section.

     "Note Holder Conversion Notice" has the meaning ascribed thereto in Section 4.1(e).

     "Note" and "Notes" have the meanings ascribed thereto in Section 1.7.

     "Original Investment Amount" means the sum of $30,000,000.

     "Outstanding" means when used with reference to the Notes at a particular time, all Notes theretofore issued as provided in the Securities Purchase Agreement, except (i) Notes theretofore reported as lost, stolen, damaged or destroyed, or surrendered for transfer, exchange or replacement, in respect to which replacement Notes have been issued, (ii) Notes theretofore paid in full, and (iii) Notes theretofore canceled by the Company, except that, for the purpose of determining whether Holders of the requisite principal amount of Notes have made or concurred in any waiver, consent, approval, notice or other communication under this Agreement, Notes registered in the name of, or Beneficially Owned by, the Company or any Subsidiary of any thereof, shall not be deemed to be outstanding.

     "Payment Blockage Period" has the meaning ascribed thereto in Section
6.1(e).

     "PIK Note" has the meaning ascribed thereto in Section 1.3.

     "Purchaser" has the meaning ascribed thereto in Section 1.7.

     "Registration Rights Agreement" means that registration rights agreement
entered into between the Company and Investor dated [                    ],
2000.

     "Related Person" means, with respect to any person, (A) any Affiliate of such person, (B) any investment manager, investment advisor or partner of such person or an Affiliate of such person, and (C) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such person or a Related Person of such person.

     "Reorganization Transaction" means: (i) any merger, consolidation, recapitalization, liquidation or other business combination transaction involving the Company; (ii) any tender offer or exchange offer for any securities of the Company; or (iii) any sale or other disposition of assets of the Company or any of its Subsidiaries in a single transaction or in a series of related transactions in each of the foregoing cases constituting individually or in the aggregate 50% or more of the assets or Voting Securities (as applicable) of the Company.

     "Required Noteholders" means the Holders of at least a majority of the combined value of the aggregate principal amount of the Notes Outstanding on the record date for such vote or, if no such record date is established, on the date any written consent of Holders is solicited.

     "Required Holders" means the holders of Notes or shares of Series B Preferred Stock representing a majority of the combined (i) aggregate principal amount of the Notes Outstanding and (ii) aggregate stated amount of the Series B Preferred Stock outstanding, on the record date for such vote or, if no such record date is established, on the date any written consent of such holders is solicited, in each case excluding Notes or shares of Series B Preferred Stock then owned by the Company or any of its Affiliates.

     "Rights Plan" means the Shareholder Rights Agreement, dated as of July 8, 1999, between the Company and American Stock Transfer and Trust Company, as Rights Agent, and any successor shareholder rights plan of a similar nature.

     "Securities Purchase Agreement" has the meaning ascribed thereto in Section 1.7.

     "Senior Indebtedness" means any Indebtedness of the Company approved by the Board of Directors the terms of which provide that such Indebtedness will rank senior to the Notes as to payment distributions and distributions upon liquidation, winding-up and dissolution of the Company; provided, that in no event shall Senior Indebtedness include intercompany Indebtedness obligations and/or receivables.

     "Series B Preferred Stock" means the Series B Preferred Stock, par value $0.01 per share, of the Company.

     "Subsidiary" of any Person means any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person. Subsidiary shall also specifically include Interstate Hotels, LLC and Northridge Holdings, Inc.

     "Surviving Person" means the continuing or surviving Person of a merger, consolidation or other corporate combination, the Person receiving a transfer of all or a substantial part of the properties and assets of the Company, or the Person consolidating with or merging into the Company in a merger, consolidation or other corporate combination in which the Company is the continuing or surviving Person, but in connection with which the Notes or Common Stock of the Company is exchanged, converted or reinstated into the securities of any other Person or cash or any other property; provided, however, if such Surviving Person is a direct or indirect Subsidiary of a Person, the parent entity also shall be deemed to be a Surviving Person.

     "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any Governmental Entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes.

     "Threshold Amount" has the meaning ascribed thereto in Section 2.1.

     "Trading Day" means a day on which the principal national securities exchange on which the Common Stock is quoted, listed or admitted to trading is open for the transaction of business or, if the Common Stock is not quoted, listed or admitted to trading on any national securities exchange (including the NASDAQ), any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "Transaction" has the meaning ascribed thereto in Section 4.1(d).

     "Transaction Documents" has the meaning ascribed thereto in Section 2.1(b).

     "Voting Securities" means (i) any securities entitled, or which may be entitled, to vote generally in the election of directors of the Company, (ii) any securities, including the Note and the Series B Preferred Stock, convertible or exercisable into or exchangeable for such securities (whether or not the right to convert, exercise or exchange is subject to the passage of time or contingencies or both), or (iii) any direct or indirect rights or options to acquire any such securities; provided, that unexercised options granted pursuant to any employment benefit or similar plan and rights issued pursuant to any shareholder rights plan shall be deemed not to be Voting Securities.

     "Wyndham Redemption Agreement" means the Conversion and Redemption Agreement among PAH-Interstate Holdings, Inc, Wyndham International, Inc., Northridge Holdings, Inc, Interstate Hotels, LLC and Interstate Hotels
Corporation, dated August [   ], 2000.

     7.2. Accounting Principles. The character or amount of any asset, liability, capital account or reserve and of any item of income or expense required to be determined pursuant to this Note, and any consolidation or other accounting computation required to be made pursuant to this Note, and the construction of any definition in this Note containing a financial term, shall be determined or made, as the case may be, in accordance with GAAP, to the extent applicable, unless such principles are inconsistent with the express requirements of this Note.

     7.3. Severability. Whenever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid, but if any provision of this Note is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Note.

     7.4. Headings. The headings of the sections of this Note have been inserted for convenience of reference only and shall not be deemed to be a part of this Note.

     7.5. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

     SECTION 8.  MISCELLANEOUS.

     8.1. Payment. If the date on which any payment under this Note is required to be made occurs on a day other than a Business Day, such payment shall be due and payable on the next succeeding Business Day.

     8.2. Successors and Assigns. This Note shall bind and inure to the benefit of the Company and the Holder and the respective successors, permitted assigns, heirs and personal representatives of the Company and the Holder except that the Company may not assign its rights and obligations under this Note to any person without the prior written consent of the Holder. In addition, and whether or not any express assignment has been made, the provisions of this Note which are for the Holder's benefit are also for the benefit of, and enforceable by, any subsequent holder of the Conversion Shares.

     8.3. Entire Agreement. This Note and the Securities Purchase Agreement (including the Schedules and Exhibits hereto and thereto) contain the entire understanding of the parties with respect to the transactions contemplated hereby and thereby.

     8.4. Notices and Other Communications. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, nationally recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

          (i)  if to the Company, to:

               Interstate Hotels Corporation
              680 Andersen Drive, Foster Plaza Ten
              Pittsburgh, Pennsylvania 15220
              Facsimile: (412) 920-5733
              Attention: General Counsel

            with a copy to:

               Jones, Day, Reavis & Pogue
              599 Lexington Avenue
              32nd Floor
              New York, New York 10022
              Facsimile: (212) 755-7306
              Attention: Robert A. Profusek, Esq.

          (ii) if to the Purchaser, to

               CGLH Partners I LP and CGLH Partners II LP,
              c/o Lehman Brothers Holdings Inc.
              200 Vesey Street
              12th Floor
              New York, New York 10285
              Facsimile: (212) 526-7006
              Attention: Joseph Flannery

            with a copy to:

               Continental Gencom Holdings
              c/o Mr. K. Alibhai and Mr. S. Weiser
              3250 Mary Street
              Suite 500
              Miami, FL 33133
              Facsimile: (305) 445-4255

            with a copy to:

               Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
              150 West Flagler Street, Suite 2200
              Miami, Florida 33130
              Facsimile: (305) 789-3395
               Attention: Richard E. Schatz, Esq.

            with a copy to:

               Fried, Frank, Harris, Shriver & Jacobson
              1 New York Plaza
              New York, New York 10004
              Facsimile: (212) 859-8582
               Attention: Jonathan Mechanic, Esq.

     All such notices, requests, consents and other communications shall be deemed to have been given at the time delivered if delivered in person, when receipt is confirmed if sent by facsimile, on the next Business Day if timely delivered to a nationally recognized overnight courier and five days after being deposited in the U.S. mail, postage prepaid.

     8.5. Amendments. No amendment or waiver of any provision of this Note, nor consent to any departure by the Company therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Noteholders and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No alteration of the amount of principal or interest due under this Note shall in any event be effective unless the same shall be in writing and signed by the Holder or this Note.

     8.6. Governing Law. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND WITHOUT REFERENCE TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

     8.7. Submission to Jurisdiction. The Company and the Holder agree that irreparable damage would occur and that the Holder would not have any adequate remedy at law in the event that any of the provisions of this Note were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Holder shall be entitled to an injunction or injunctions to prevent breaches of this Note and to enforce specifically the terms and provisions of this Note in any federal court located in the State of Maryland or in Maryland state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, the Company (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Maryland or any Maryland state court in the event any dispute arises out of this Note or any of the transactions contemplated by this Note, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Note or any of the transactions contemplated by this Note in any court other than a federal court sitting in the State of Maryland or a Maryland state court.

     8.8. Service of Process. Nothing herein shall affect the right of the Holder to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the Company in any other jurisdiction.

     8.9. Waiver of Jury Trial. THE COMPANY HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS NOTE OR ANY OF THE OTHER TRANSACTION DOCUMENTS

     8.10. Enforcement Costs. The Holder shall be entitled to reasonable attorney's fees and disbursements incurred by such Holder in enforcing its rights under this Note or the Securities Purchase Agreement in the event the Company shall default in its performance hereof or thereof.

                                          INTERSTATE HOTELS CORPORATION

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                                                       Exhibit 7


                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement, dated as of [____ __], 2000 (this "Agreement"), by and between Interstate Hotels Corporation, a Maryland corporation (the "Company"), on the one hand, and CGLH Partners I LP, a Delaware limited partnership and CGLH Partners II LP, a Delaware limited partnership (CGLH Partners I LP and CGLH Partners II LP, together, the "Shareholder"), on the other hand.

                              W I T N E S S E T H:

         WHEREAS, concurrently herewith, the Company and the Shareholder are entering into a Securities Purchase Agreement (the "Purchase Agreement") pursuant to which, upon the terms and subject to the conditions set forth in the Purchase Agreement, the Shareholder shall purchase a convertible subordinated note having an aggregate principal amount of $25,000,000 (the "Note") and shares of Series B Convertible Preferred Stock, par value $.01 per share, of the Company ("Series B Preferred Stock"), having an aggregate liquidation preference of $5,000,000 and each of which shall be convertible into shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), subject to certain limitations;

         WHEREAS, concurrently herewith, the Company and Shareholder are entering into an Investor Agreement (the "Investor Agreement"), which shall become effective at the time the Note and shares of Series B Preferred Stock are purchased by the Shareholder (the "Effective Time"), granting Shareholder certain rights to designate directors and setting forth certain restrictions on the acquisition and distribution of securities of the Company by Shareholder and the conduct of Shareholder with respect to the Company; and

         WHEREAS, as part of establishing the relationship between Shareholder and the Company, Shareholder and the Company have agreed to enter into this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows, effective upon the closing of the purchase of the Note and the Series B Preferred Stock pursuant to the Purchase Agreement:

                                    ARTICLE I

                                   Definitions

         1.1. Certain Definitions. In this Agreement:

         "Additional Shares" has the meaning given to it in the definition of Registrable Securities in this Agreement.

         "Agreement" has the meaning given to it in the preamble.

         "Common Stock" has the meaning given to it in the recitals of this Agreement

         "Designated Jurisdictions" has the meaning given to it in Section 2.2(a) of this Agreement.

         "Effective Time" has the meaning given to it in the recitals of this Agreement.

         "Elected Jurisdictions" has the meaning given to it in Section 2.1(a) of this Agreement.

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated under such Act.

         "Inspectors" has the meaning given to it in Section 2.4(h) of this Agreement.

         "Investor Agreement" has the meaning given to it in the recitals of this Agreement.

         "Note" has the meaning given to it in the recitals of this Agreement.

         "Other Securities" has the meaning given to it in Section 2.2(b) of this Agreement.

         "Purchase Agreement" has the meaning given to it in the recitals of this Agreement.

         "Registrable Securities" means the Note (and any notes into which the Note may be divided, or which may be issued pursuant to the terms of the Note), shares of Series B Preferred Stock, and any shares of Common Stock issued upon conversion of the Note or Series B Preferred Stock (such shares, the "Additional Shares", together with the Series B Preferred Stock, the "Shares"), and any additional shares of Common Stock acquired by Shareholder in compliance with the Investor Agreement, and any additional shares of Common Stock or Series B Preferred Stock issued in connection with any stock dividend on, or any stock split, reclassification or reorganization of any of the Shares or such additional shares.

         "SEC" means the United States Securities and Exchange Commission or any successor agency.

         "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated under such Act.

         "Series B Preferred Stock" has the meaning given to it in the recitals of this Agreement.

         "Shareholder" has the meaning given to it in the preamble of this Agreement.

         "Shares" has the meaning given to it in the definition of Registrable Securities in this Agreement.

         "Specified Securities" has the meaning given to it in Section 2.1(a) of this Agreement.

         "Subject Securities" means shares of Series B Preferred Stock, Common Stock or other debt or equity securities of the Company convertible into or exchangeable for shares of Common Stock.

                                   ARTICLE II

                               REGISTRATION RIGHTS

         2.1. Incidental Rights.

                  (a) If at any time or from time to time (but subject to the limitations on sales of Registrable Securities in the Investor Agreement) the Company proposes to file with the SEC a registration statement (whether on Form S-1, S-2, or S-3, or any equivalent form then in effect) for the registration under the Securities Act of any Subject Securities for sale, for cash consideration, to the public by the Company or on behalf of one or more securityholders of the Company (excluding any sale of securities upon conversion into or exchange or exercise for shares of Common Stock, and any shares of Common Stock issuable by the Company upon the exercise of employee stock options, or to any employee stock ownership plan, or in connection with any acquisition made by the Company, any securities exchange offer, dividend reinvestment plan, employee benefit plan, corporate reorganization, or in connection with any amalgamation, merger or consolidation of the Company or any direct or indirect subsidiary of the Company with one or more other corporations if the Company is the surviving corporation), the Company shall give Shareholder at least 20 days' prior written notice of the proposed filing (or if 20 days' notice is not practicable, a reasonable shorter period to be not less than 7 days), which notice shall outline the nature of the proposed distribution and the jurisdictions in the United States in which the Company proposes to qualify and offer such securities (the "Elected Jurisdictions"). On the written request of Shareholder received by the Company within 15 days after the date of the Company's delivery to Shareholder of the notice of intended registration (which request shall specify the Registrable Securities sought to be disposed by Shareholder and the intended method or methods by which dispositions are intended to be made), the Company shall, under the terms and subject to the conditions of this Article II, at its own expense as provided in
         Section 4.1, include in the coverage of such registration statement (or in a separate registration statement concurrently filed) and qualify for sale under the blue sky or securities laws of the various states in the Elected Jurisdictions the number of Registrable Securities of the kind being registered (the "Specified Securities") held by Shareholder or into which the Registrable Securities are convertible, as the case may be, and which Shareholder has so requested to be registered or qualified for distribution, to the extent required to permit the distribution (in accordance with the intended method or methods thereof as aforesaid) in the Elected Jurisdictions requested by Shareholder of such Registrable Securities.

                  (b) If the distribution proposed to be effected by the Company involves an underwritten offering of the securities being so distributed by or through one or more underwriters, and if the managing underwriter of such underwritten offering indicates in writing its opinion that including all or part of the Specified Securities in the coverage of such registration statement or in the distribution to be effected by such prospectus will materially and adversely affect the sale of securities proposed to be sold (which opinion of the managing underwriter shall also state the maximum number of shares, if any, which can be sold by Shareholder requesting registration under this
         Section 2.1 without materially adversely affecting the sale of the securities proposed to be sold), then the number of Specified Securities which Shareholder shall have the right to include in such registration statement shall be reduced to the maximum number of shares or principal amount, in the case of debt, specified by the managing underwriter. First priority, after the absolute priority afforded to the Company, shall be afforded to the Specified Securities held by Shareholder and no securities proposed to be sold by Shareholder shall be so reduced until all securities proposed to be sold by all other parties (other than the Company) have been entirely eliminated.

                  (c) The Company shall have the sole right to select any underwriters, including the managing underwriter, of any public offering of securities made other than as a result of the rights granted in Section 2.2. Nothing in this Section 2.1 shall create any liability on the part of the Company to Shareholder if the Company for any reason decides not to file or to delay or withdraw a registration statement (which the Company may do in its sole discretion).

                  (d) Shareholder shall have the right to withdraw its request for inclusion of its Specified Securities in any registration statement pursuant to this Section 2.1 by giving written notice to the Company of its request to withdraw; provided, however, that (i) such request must be made in writing prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such registration and
         (ii) such withdrawal shall be irrevocable and, after making such withdrawal, Shareholder shall no longer have any right to include Registrable Securities in the registration as to which such withdrawal was made.

                  (e) Shareholder may request to have Registrable Securities included in an unlimited number of registrations under this Section 2.1.

         2.2. Demand Rights.

                  (a) Upon written request of the Shareholder made at any time (but subject to the limitations on sales of Registrable Securities in the Investor Agreement), the Company shall, under the terms and subject to the conditions set forth in this Section 2.2, and Sections 2.3 and 2.4, file (and use its reasonable efforts to cause to become effective) a registration statement covering, and use its reasonable efforts to qualify for sale under the blue sky or securities laws of the various states of the United States as may be requested by the Shareholder (except any such state in which, in the opinion of the managing underwriter of the offering, the failure to so qualify would not materially and adversely affect the proposed offering or in which the Company would be required to submit to general jurisdiction to effect such registration), in accordance with the intended method or methods of disposition set forth in that notice, of such number of Registrable Securities, as may be designated by the Shareholder in its request, or that portion thereof designated in said request for registration in each of the Designated Jurisdictions (as defined below). A request for registration under this
         Section 2.2 shall specify the number of Registrable Securities to be registered, the jurisdictions in the United States in which such registration is to be effected (the "Designated Jurisdictions") and the proposed manner of sale, including the name and address of any proposed underwriter. The principal underwriter or underwriters for any such offering shall be selected by the Shareholder, subject to the Company's approval, which may not be unreasonably withheld or delayed. Notwithstanding any other provision in this Section, the Shareholder shall not be permitted to make a demand for registration pursuant to this Section unless the number of Registrable Securities covered by such demand is at least 500,000 shares of Common Stock (or securities convertible into such number of shares of Common Stock) (as such number may be appropriately adjusted to reflect stock splits, reverse stock splits, dividends and any other recapitalization or reorganization of the Company) or such lesser number of shares and Notes as would yield gross proceeds of not less than $2 million based on the average closing price of the Common Stock over the ten trading day period immediately preceding the date of the written request hereunder (with the gross proceeds of Series B Preferred Stock deemed to be the greater of its liquidation preference on the date of such demand and the average closing price of the Common Stock into which it is convertible and the gross proceeds of debt shall be deemed to be the greater of its principal amount and the average closing price of the Common Stock into which it is convertible).

                  (b) If the distribution proposed to be effected pursuant to this Section 2.2 involves an underwritten offering of Registrable Securities and securities of the Company other than Registrable Securities ("Other Securities"), and if the managing underwriter of such underwritten offering indicates in writing its opinion that including all or part of such securities in the coverage of such registration statement will materially and adversely affect the sale of the securities proposed to be sold, then the number of securities proposed to be sold shall be reduced to the maximum number of securities (or principal amount) specified by the managing underwriter. In such a case, first priority shall be afforded to Registrable Securities in accordance with Section 2.1(b) and (c).

                  (c) The Company may delay the filing of any registration statement requested under this Section 2.2, or delay its effectiveness, for a reasonable period (but not longer than 90 days) if, in the sole judgment of the Company's Board of Directors, (i) a delay is necessary in light of pending financing transactions, corporate reorganizations or other major events involving the Company, or (ii) filing at the time requested would materially and adversely affect the business or prospects of the Company in view of disclosures that may be thereby required. Once the cause of the delay is eliminated, the Company shall promptly notify the Shareholder and, promptly after Shareholder notifies the Company to proceed, the Company shall file a registration statement and begin performance of its remaining obligations under this Section 2.2.

                  (d) The Shareholder shall be entitled to request not more than seven registrations under this Section 2.2 (provided that the filing of a registration statement in more than one Designated Jurisdiction in connection with a concurrent or substantially concurrent distribution shall be deemed for the purposes of this Agreement to be a single registration). However, if the Shareholder requests a registration under this Section 2.2, but no registration statement becomes effective with respect to the Registrable Securities covered by such request, or any registration statement is withdrawn or prematurely terminated (whether pursuant to this Section 2.2 or as a result of any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court), then such request shall not count as a request for purposes of determining the number of requests for registration the Shareholder may make under this Section 2.2.

                  (e) If there is an effective registration statement requested by the Shareholder pursuant to this Section 2.2, the Shareholder may require the Company to delay the filing of any registration statement relating to convertible securities or shares of Common Stock or delay its effectiveness, for a reasonable period (but not longer than 90 days) if, in the sole judgment of the Shareholder, a delay is necessary in order to avoid materially and adversely affecting the disposition of Registrable Securities pursuant to the offering by the Shareholder; provided that the foregoing shall not limit the Company's right to file and have declared effective registration statements for any other offering.

         2.3. Registration Conditions. Notwithstanding any other provision of this Agreement, the Company shall not be required to effect a registration of any securities under this Article II, or file any post-effective amendment to such a registration statement relating to such a qualification:

                  (a) unless Shareholder agrees to (x) sell and distribute a portion or all of their Registrable Securities in accordance with the plan or plans of distribution adopted by and through underwriters, if any, acting for the Company or any such other sellers of Notes, Common Stock or Series B Preferred Stock, and (y) bear a pro rata share of underwriter's discounts and commissions;

                  (b) if, in the case of a request for registration under
         Section 2.2, the Company has given notice under Section 2.1 of its intention to file a registration statement under the Securities Act and has not completed or abandoned the proposed offering (for so long as the Company continues in good faith to pursue the proposed offering); and

                  (c) unless the Company has received from Shareholder all information the Company has reasonably requested concerning Shareholder and their method of distribution of Registrable Securities, so as to enable the Company to include in the registration statement all facts required to be disclosed in it.

         2.4. Covenants and Procedures. If the Company becomes obligated under this Article II to effect a registration of Registrable Securities on behalf of Shareholder, then (as applicable to the jurisdictions for which such registration is to be made):

                  (a) The Company, at its expense as provided in Section 4.2, shall prepare and file with the SEC a registration statement covering such securities and such other related documents as may be necessary or appropriate relating to the proposed distribution, and shall use reasonable efforts to cause the registration statement to become effective. The Company will also, with respect to any registration statement, file such post-effective amendments to the registration statement (and use reasonable efforts to cause them to become effective) and such supplements as are necessary so that current prospectuses are at all times available for a period of at least 180 days after the effective date of the registration statement or for such longer period, not to exceed 360 days, as may be required under the plan or plans of distribution set forth in the registration statement. Shareholder shall promptly provide the Company with such information with respect to Shareholder' Registrable Securities to be so registered and, if applicable, the proposed terms of their offering, as is required for the registration. If the Registrable Securities to be covered by the registration statement are not to be sold to or through underwriters acting for the Company, the Company shall:

                           (i) deliver to Shareholder, as promptly as
                  practicable, as many copies of preliminary prospectuses as Shareholder may reasonably request (in which case Shareholder shall keep a written record of the distribution of the preliminary prospectuses and shall refrain from delivery of the preliminary prospectuses in any manner or under any circumstances which would violate the Securities Act or the securities laws of any other jurisdiction, including the various states of the United States);

                           (ii) deliver to Shareholder, as soon as practicable
                  after the effective date of the registration statement, and from time to time thereafter during the applicable period described in Section 2.4, as many copies of the relevant prospectus as Shareholder may reasonably request; and

                           (iii) in case of the happening, after the effective
                  date of the registration statement and during the applicable 180 or 360-day period described in the second sentence of
                  Section 2.4(a), of any event or occurrence as a result of which the prospectus, as then in effect, would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein not misleading in the light of the circumstances in which it was made, give Shareholder written notice of the event or occurrence and prepare and furnish to Shareholder, in such quantities as it may reasonably request, copies of an amendment of or a supplement to such prospectus as may be necessary so that the prospectus, as so amended or supplemented and thereafter delivered to purchasers of the Registrable Securities covered by such prospectus, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which it was made, not misleading.

                  (b) The Company will notify Shareholder of any action by the SEC or any Commission to suspend the effectiveness of any registration statement filed pursuant hereto or the initiation or threatened initiation of any proceeding for such purpose or the receipt by the Company of any notification with respect to the suspension of the qualification of the securities for sale in any jurisdiction. Immediately upon receipt of any such notice, Shareholder shall cease to offer or sell any Registrable Securities pursuant to the registration statement or prospectus in the jurisdiction to which such order or suspension relates. The Company will also notify Shareholder promptly of the occurrence of any event or the existence of any state of facts that, in the judgment of the Company, should be set forth in such registration statement or prospectus. Immediately upon receipt of such notice, Shareholder shall cease to offer or sell any Registrable Securities pursuant to such registration statement or prospectus, cease to deliver or use such registration statement or prospectus and, if so requested by the Company, return to the Company at the Company's expense all copies of such registration statement or prospectus. The Company will as promptly as practicable take such action as may be necessary to amend or supplement such registration statement or prospectus in order to set forth or reflect such event or state of facts and provide copies of such proposed amendment or supplement to Shareholder.

                  (c) On or before the date on which the registration statement is declared effective, the Company shall use its reasonable efforts to:

                           (i) register or qualify (and cooperate with
                  Shareholder, the underwriter or underwriters, if any, and their counsel, in connection with the registration or qualification of) the securities covered by the registration statement for offer and sale under the securities or blue sky laws of each state and other jurisdiction as Shareholder or any underwriter reasonably requests;

                           (ii) keep each such registration or qualification
                  effective, including through new filings, or amendments or renewals, during the period the registration statement or prospectus is required to be kept effective; and

                           (iii) do any and all other acts or things necessary
                  or advisable to enable the disposition in all such jurisdictions of the Registrable Securities covered by the applicable registration statement, provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified.

                  (d) The Company shall use its reasonable efforts to cause all Registrable Securities of Shareholder included in the registration statement to be listed, by the date of the first sale of such shares pursuant to such registration statement, on the NASDAQ NMS or each securities exchange on which the securities are then listed or proposed to be listed, if any, as directed by the Shareholder (subject to the Company's consent, which consent shall not be unreasonably withheld or delayed).

                  (e) The Company shall make available to Shareholder and any underwriter participating in the offering conducted pursuant to the registration statement an earnings statement satisfying Section 11(a) of the Securities Act no later than 45 days after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of the registration statement. The earnings statement shall cover such 12-month period. This requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K, and 8-K under the Exchange Act, and otherwise complies with Rule 158 under the Securities Act as soon as feasible.

                  (f) The Company shall cooperate with Shareholder and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be sold under the registration statement, and to enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or Shareholder, may request, subject to the underwriters' obligation to return any certificates representing unsold securities.

                  (g) The Company shall use its reasonable efforts to cause Registrable Securities covered by the registration statement to be registered with or approved by such other governmental agencies or authorities in the United States (including the registration of Registrable Securities under the Exchange Act) as may be necessary to enable Shareholder or the underwriter or underwriters, if any, to consummate the disposition of such securities.

                  (h) The Company shall, during normal business hours and upon reasonable notice, make available for inspection by Shareholder, any underwriter participating in any offering pursuant to the registration statement, and any attorney, accountant or other agent retained by Shareholder or any such underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents, and properties of the Company (including non-public information), as shall be reasonably necessary to enable the Inspectors to exercise their due diligence responsibilities; provided that any Inspector receiving non-public information shall have previously entered into an appropriate confidentiality agreement in mutually satisfactory form and substance. The Company shall also cause its officers, directors, and employees to supply all information reasonably requested by any Inspector in connection with the registration statement.

                  (i) The Company shall use its reasonable efforts to obtain a "cold comfort" letter and, as applicable, a "long-form comfort letter" from the Company's independent public accountants, and an opinion of counsel for the Company, each in customary form and covering such matters of the type customarily covered by cold comfort letters and long form comfort letters and legal opinions in connection with public offerings of securities, as Shareholder reasonably request.

                  (j) The Company shall enter into such customary agreements (including an underwriting agreement containing such representations and warranties by the Company and such other terms and provisions, as are customarily contained in underwriting agreements for comparable offerings and are reasonably satisfactory to the Company) and take all such other actions as Shareholder or the underwriters participating in such offering and sale may reasonably request in order to expedite or facilitate such offering and sale (other than such actions which are disruptive to the Company or require significant management availability), including providing reasonable availability of appropriate members of senior management of the Company to provide customary due diligence assistance in connection with any offering and to participate in customary "road show" presentations in connection with any underwritten offerings in substantially the same manner as they would in an underwritten primary registered public offering by the Company of its Common Stock, after taking into account the reasonable business requirements of the Company in determining the scheduling and duration of any road show.

                                   ARTICLE III

                                 INDEMNIFICATION

         3.1. Indemnification by the Company. In the event of any registration under the Securities Act by any registration statement pursuant to rights granted in this Agreement of Registrable Securities held by Shareholder, the Company will hold harmless Shareholder and each underwriter of such securities and each other person, if any, who controls any Shareholder or such underwriter within the meaning of the Securities Act, against any losses, claims, damages, or liabilities (including legal fees and costs of court), joint or several, to which Shareholder or such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or any actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact (i) contained, on its effective date, in any registration statement under which such securities were registered under the Securities Act or any amendment or supplement to any of the foregoing, or which arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) contained in any preliminary prospectus, if used prior to the effective date of such registration statement, or in the final prospectus (as amended or supplemented if the Company shall have filed with the SEC any amendment or supplement to the final prospectus) if used within the period which the Company is required to keep the registration to which such registration statement or prospectus relates current under Section 2.4, or which arise out of or are based upon the omission or alleged omission (if so used) to state a material fact required to be stated in such prospectus or necessary to make the statements in such prospectus not misleading; and will reimburse Shareholder and each such underwriter and each such controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, or liability; provided, however, that the Company shall not be liable to any Shareholder or its underwriters or controlling persons in any such case to the extent that any such loss, claim, damage, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or such amendment or supplement, in reliance upon and in conformity with information furnished to the Company through a written instrument duly executed by Shareholder or such underwriter specifically for use in the preparation thereof.

         3.2. Indemnification by Shareholder. It shall be a condition precedent to the obligation of the Company to include in any registration statement any Registrable Securities of Shareholder that the Company shall have received from Shareholder an undertaking, reasonably satisfactory to the Company and its counsel, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 3.1) the Company, each director of the Company, each officer of the Company who shall sign the registration statement, and any person who controls the Company within the meaning of the Securities Act, (i) with respect to any statement or omission from such registration statement, or any amendment or supplement to it, if such statement or omission was made in reliance upon and in conformity with information furnished to the Company through a written instrument duly executed by Shareholder specifically for use in the preparation of such registration statement or amendment or supplement, and (ii) with respect to compliance by Shareholder with applicable laws in effecting the sale or other disposition of the securities covered by such registration statement.

         3.3 Indemnification Procedures. Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in the preceding Sections of this Article III, the indemnified party will, if a resulting claim is to be made or may be made against an indemnifying party, give written notice to the indemnifying party of the commencement of the action. If any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense of the action with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to such indemnified party of its election to assume defense of the action, the indemnifying party will not be liable to such indemnified party for any legal or other expenses incurred by the latter in connection with the action's defense. An indemnified party shall have the right to employ separate counsel in any action or proceeding and participate in the defense thereof, but the fees and expenses of such counsel shall be at such indemnified party's expense unless (a) the employment of such counsel has been specifically authorized in writing by the indemnifying party, which authorization shall not be unreasonably withheld, (ii) the indemnifying party has not assumed the defense and employed counsel reasonably satisfactory to the indemnified party within 30 days after notice of any such action or proceeding, or (iii) the named parties to any such action or proceeding (including any impleaded parties) include the indemnified party and the indemnifying party and the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to the indemnified party that are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of the indemnified party), it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to all local counsel which is necessary, in the good faith opinion of both counsel for the indemnifying party and counsel for the indemnified party in order to adequately represent the indemnified parties) for the indemnified party and that all such fees and expenses shall be reimbursed as they are incurred upon written request and presentation of invoices. Whether or not a defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term the giving by the claimant or plaintiff, to the indemnified party, of a release from all liability in respect of such claim or litigation.

         3.4. Contribution. If the indemnification required by this Article III from the indemnifying party is unavailable to or insufficient to hold harmless an indemnified party in respect of any indemnifiable losses, claims, damages, liabilities, or expenses, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities, or expenses in such proportion as is appropriate to reflect (i) the relative benefit of the indemnifying and indemnified parties and (ii) if the allocation in clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect the relative benefit referred to in clause (i) and also the relative fault of the indemnified and indemnifying parties, in connection with the actions which resulted in such losses, claims, damages, liabilities, or expenses, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact, has been made by, or relates to information supplied by, such indemnifying party or parties, and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damage, liabilities, and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and Shareholder agree that it would not be just and equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the prior provisions of this Section 3.4.

         Notwithstanding the provisions of this Section 3.4, no indemnifying party shall be required to contribute any amount in excess of the amount by which the total price at which the securities were offered to the public by the indemnifying party exceeds the amount of any damages which the indemnifying party has otherwise been required to pay by reason of an untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such a fraudulent misrepresentation.

                                   ARTICLE IV

                                OTHER AGREEMENTS

         4.1. Other Registration Rights. The Company agrees that it will not grant to any party registration rights which would allow such party to limit Shareholder' priority for the sale or distribution of Registrable Securities upon the exercise of a demand registration right pursuant to Section 2.2 or incidental registration rights pursuant to Section 2.1.

         4.2. Expenses. All expenses incurred by the Company in connection with any registration statement covering Registrable Securities offered by Shareholder, including, without limitation, all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.), printing expenses, reasonable fees and disbursements of counsel (except for the fees and disbursements of counsel for Shareholder) and of the independent certified public accountants, underwriter's reasonable legal, accounting and out-of-pocket expenses, and the expense of qualifying such securities under state blue sky laws, shall be borne by the Company, including such expenses of any registration delayed by the Company under the fourth paragraph of Section 2.2; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.2 if the registration request is subsequently withdrawn at the request of the Shareholder (in which case the Shareholder shall bear such expenses, each such Shareholder to bear its pro rata share of the expense based on the number of Registrable Securities such Shareholder intended to include in such registration compared to the total number of Registrable Securities all of such Shareholder intended to include in such registration), unless the Shareholder agrees to forfeit its right to one demand registration under Section 2.2; provided further, however, that if at the time of such withdrawal, the Shareholder have learned of a material adverse change in the condition, business, or prospects of the Company from that known at the time of its request, then the Shareholder shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 2.2. The Company's obligations under this Section 4.2 shall apply to each registration under the Securities Act or state blue sky legislation pursuant to Section 2.2. However, all underwriter's discounts and commissions covering Registrable Securities offered by Shareholder shall be borne by Shareholder.

         4.3. Dispositions During Registration. Each Shareholder agrees that, without the consent of the managing underwriter(s) in an underwritten offering in respect of Common Stock or other Subject Securities, it will not effect any sale or distribution of Common Stock or other Subject Securities (other than Registrable Securities included in such offering), during the ten (10) day period prior to, and during the ninety (90) day period beginning on, the effective date of the registration statement filed by the Company in respect of such underwritten offering, or any shorter period as may apply to the Company and its affiliates.

         4.4. Transfer of Rights. All rights of Shareholder under this Agreement shall be transferable by Shareholder to any party who acquires Registrable Securities in compliance with the Investor Agreement and who executes an instrument in form and substance satisfactory to the Company in which it agrees to be bound by the terms of this Agreement as if an original signatory hereto, in which case such transferee shall thereafter be a "Shareholder" for all purposes of this Agreement. In the case of any assignment, the party or parties who have the rights and benefits of Shareholder under this Agreement shall become parties to and be subject to this Agreement, and shall not, as a group, have the right to request any greater number of registrations than Shareholder would have had if no assignment had occurred. Upon any transfer of the registration rights or benefits of this Agreement, Shareholder shall give the Company written notice prior to or promptly following such transfer stating the name and address of the transferee and identifying the securities with respect to which such rights are being assigned. Such notice shall include or be accompanied by a written undertaking by the transferee to comply with the obligations imposed hereunder. Unless otherwise agreed by Shareholder and the parties to whom registration rights have been transferred, in the event any registration rights are transferred in accordance with the terms of this Agreement, any actions required to be taken by Shareholder will be taken with the approval of the holders of such registration rights who hold a majority of the Registrable Securities, whose actions shall bind all such holders of such registration rights.

         4.5. Best Registration Rights. If the Company grants to any Person with respect to any security issued by the Company or any of its Affiliates registration rights (other than as to the number of demand registrations) that provide for terms that are in any manner more favorable to the holder of such registration rights than the terms granted to the Shareholder (or if the Company amends or waives any provision of any agreement providing registration rights of others or takes any other action whatsoever to provide for terms that are more favorable to other holders than the terms provided to the Shareholder other than the number of demand registrations or the minimum amount of shares required to exercise demand registration rights), then this Agreement shall immediately be deemed amended to provide the Shareholder with any (or all) of such more favorable terms as Shareholder shall elect to include herein. The Company shall promptly give notice to the Shareholder of the granting of any such registration rights to another Person.

                                    ARTICLE V

                                  MISCELLANEOUS

         5.1. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, fax or air courier guaranteeing delivery:

                  (a) If to the Company, to:

                      Interstate Hotels Corporation
                      680 Andersen Drive, Foster Plaza Ten
                      Pittsburgh, Pennsylvania  15220
                      Attn: General Counsel
                      Fax: (412) 920-5733
                      with copies to:

                      Jones, Day, Reavis & Pogue
                      North Point
                      901 Lakeside Avenue
                      Cleveland, Ohio 441144-1190
                      Attn: Zachary Paris, Esq.
                      Fax: (216) 759-0212


or to such other person or address as the Company shall furnish to Shareholder in writing;

                  (b) If to Shareholder, to:

                      CGLH Partners I LP and CGLH Partners II LP
                      c/o Lehman Brothers Holdings Inc.
                      200 Vesey Street
                      12th Floor
                      New York, New York  10285
                      Attn: Joseph Flannery
                      Fax: (212) 526-7006

                      with a copy to:

                      Continental Gencom Holdings
                      c/o Mr. K. Alibhai and Mr. S. Weiser
                      3250 Mary Street
                      Suite 500
                      Miami, Florida  33133
                      Facsimile: (305) 445-4255

                      with a copy to:

                      Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street
                      Suite 2200
                      Miami, Florida  33130
                      Attn: Richard E. Schatz, Esq.
                      Fax: (305) 789-3395
                      with a copy to:

                      Fried, Frank, Harris, Shriver & Jacobson
                      1 New York Plaza
                      New York, New York  10004
                      Attn: Jonathan Mechanic, Esq.
                      Fax: (212) 859-8582

or to such other person or address as the Shareholder shall furnish to the Company in writing.

         All such notices, requests, demands and other communications shall be deemed to have been duly given: at the time of delivery by hand, if personally delivered; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed domestically in the United States (and seven (7) Business Days if mailed internationally); when answered back, if telexed; when receipt acknowledged, if telecopied; and on the Business Day for which delivery is guaranteed, if timely delivered to an air courier guaranteeing such delivery.

         5.2. Section Headings. The article and section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. References in this Agreement to a designated "Article" or "Section" refer to an Article or Section of this Agreement unless otherwise specifically indicated.

         5.3. Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the law of Maryland, without regard to its conflict of laws principles.

         5.4. Consent to Jurisdiction and Service of Process. Any legal action or proceeding with respect to this Agreement or any matters arising out of or in connection with this Agreement (other than the Investor Agreement, which shall be governed solely by the analogous provisions thereof), and any action for enforcement of any judgment in respect thereof shall be brought exclusively in the state of federal courts located in the State of Maryland, and, by execution and delivery of this Agreement, the Company and the Shareholder each irrevocably consent to service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to the Company or the Shareholder at their respective addresses referred to in this Agreement. The Company and the Shareholder each hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement (other than the Investor Agreement, which shall be governed solely by the analogous provisions thereof) brought in the courts referred to above and each hereby further irrevocably waives and agrees, to the extent permitted by applicable law, not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing in this Agreement shall affect the right of any party hereto to serve process in any other manner permitted by law.

         5.5. Amendments. This Agreement may be amended only by an instrument in writing executed by all of its parties.

         5.6. Entire Agreement. This Agreement, the Purchase Agreement, and the Investor Agreement constitute the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and thereby. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns; provided, however, that any amendment or waiver by the Company shall be made only with the prior approval of a majority of the entire Board of Directors of the Company other than Investor Designees (as defined in the Investor Agreement).

         5.7. Severability. The invalidity or unenforceability of any specific provision of this Agreement shall not invalidate or render unenforceable any of its other provisions. Any provision of this Agreement held invalid or unenforceable shall be deemed reformed, if practicable, to the extent necessary to render it valid and enforceable and to the extent permitted by law and consistent with the intent of the parties to this Agreement.

         5.8. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INTERSTATE HOTELS CORPORATION



By:_____________________________________
    Name:
    Title:



CGLH PARTNERS I LP



By: MK/CG-GP LLC
    General Partner

    By: CG Interstate Associates, LLC
        a Managing Member

        By: Continental Gencom Holdings, LLC
            its Sole Member


            By: ________________________________
                 Name:
                 Title:


By: LB INTERSTATE GP LLC
    General Partner

    By: PAMI LLC
        its Sole Member


        By: _________________________________
             Name:
             Title:

CGLH PARTNERS II LP



By: MK/CG-GP LLC
    General Partner

    By: CG Interstate Associates, LLC
        a Managing Member

        By: Continental Gencom Holdings, LLC
            its Sole Member


            By: _________________________________
                 Name:
                 Title:


By: LB INTERSTATE GP LLC
    General Partner

    By: PAMI LLC
        its Sole Member


        By: ______________________________
             Name:
             Title:

                                                                       Exhibit 8

                                                                  EXECUTION COPY

                             STOCKHOLDERS AGREEMENT

         THIS STOCKHOLDERS AGREEMENT (the "AGREEMENT"), dated as of August 31, 2000, by and among Thomas F. Hewitt, J. William Richardson and Kevin P. Kilkeary (each a "STOCKHOLDER" and together the "STOCKHOLDERS") and CGLH Partners I LP and CGLH Partners II LP, each a Delaware limited partnership (together the "INVESTOR").

                                   WITNESSETH

         WHEREAS, contemporaneously with the execution hereof, Interstate Hotels Corporation, a Maryland corporation (the "COMPANY"), is entering into an amended and restated employment agreement with each of the Stockholders pursuant to which each Stockholder shall become, upon the closing of the transactions contemplated by the Securities Purchase Agreement to be entered into between the Company and the Investor (the "PURCHASE AGREEMENT"), the record holder of the number of shares of Series B Convertible Preferred Stock, par value $.01 per share (the "SERIES B PREFERRED STOCK") set forth beside such Stockholder's name below, and which Series B Preferred Stock shall vest over time; and

         WHEREAS the Stockholders and the Investors desire to enter into certain agreements with each of the Stockholders with respect to the Series B Preferred Stock to be granted to the Stockholders.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and obligations herein set forth, the parties agree as follows:

         Section 1. Irrevocable Proxy. Each Stockholder as the record holder and beneficial owner of the below indicated shares of Series B Preferred Stock, hereby revokes all previous proxies and appoints CGLH Partners III LP, a Delaware limited partnership, as representative of the Investor, as the true and lawful proxy and attorney-in-fact for the undersigned to vote on any and all matters at any annual or special meeting of the holders of Series B Preferred Stock and to exercise any and all rights to execute written consent or approval and any similar right granted to all of the below indicated shares of Series B Preferred Stock of such Stockholder and all of the shares of Series B Preferred Stock hereafter acquired by such Stockholder pursuant to Section 2(a) of the Articles Supplementary to the Charter of the Company designating the Series B Preferred Stock (together such "STOCKHOLDER'S SHARES").

         Each Stockholder authorizes and directs the proxy holder to file this proxy with the Secretary of the Company and authorizes the proxy holder, and any subsequent proxy holder, to substitute another person as proxy holder and to file the substitution instrument with the Secretary of the Company.

         This proxy is irrevocable and is coupled with an interest in that it is given in consideration of the agreements herein between each Stockholder and the Investor, and is being delivered as an inducement for the Investor to allow such Stockholder to participate with the

Company and affiliates of the Investor in an investment partnership. As such this proxy may not be revoked without the written consent of the Investor. Each Stockholder agrees not to attempt to vote such Stockholder's Shares, execute consents in respect thereof or grant proxies or assign rights to vote with respect to such Stockholder's Shares to any other party

         Section 2. Tag-Along Rights. (a) Subject to Section 2(d) below in the event that the Investor proposes to Sell (a "DISPOSITION") any Series B Preferred Stock to a person other than an affiliate or associate of the Investor or a Related Transferee (as such term is defined in the Investor Agreement, which appears as Exhibit C to the Securities Purchase Agreement) and other than to the Stockholders (a "PURCHASER"), in any private sale or any registered public offering, then the Investor shall provide notice (a "PROPOSAL NOTICE") of such proposed Disposition to each of the Stockholders no later than five (5) days prior to the proposed closing of such Disposition. Each Proposal Notice shall describe in reasonable detail the terms of the proposed Disposition, including, without limitation, (i) the identity and address of the Purchaser,
(ii) the number of shares of Series B Preferred Stock proposed to be Sold by the Investor (the "SALE STOCK"), (iii) the proposed amount and form of consideration to be paid by the Purchaser to the Investor and (iv) any other material terms or conditions of such proposed Disposition, and shall include a statement to the effect that the Purchaser has been informed of the Tag-Along Rights (as defined herein) and an acknowledgment by the Purchaser indicating that it has been so informed and agrees to such terms. A copy of the Proposal Notice shall promptly be sent to the Company.

                  (b) Subject to Sections 2(c) and 2(d) below, with respect to each proposed Disposition each Stockholder shall have the right (the "TAG-ALONG RIGHT") to require the Purchaser to purchase from such Stockholder and at the Price Per Share (as defined below) all or a portion of the number of shares of Series B Preferred Stock which represents the number of shares of Series B Preferred Stock obtained by multiplying (A) a fraction, the numerator of which is the number of shares of Sale Stock and the denominator of which is the number of shares of Series B Preferred Stock Beneficially Owned by the Investor and any Group of which it is a member as of the date of the Proposal Notice, times (B) the number of shares of Series B Preferred Stock Beneficially Owned by such Stockholder as of the date of the Proposal Notice.

                  (c) If the Purchaser declines to purchase all of the shares of Series B Preferred Stock of the Investor and the Stockholders to be sold pursuant to Section 2(b) hereof, each Stockholder shall have the right to require the Purchaser to purchase from such Stockholder and at the Price Per Share all or a portion of the number of shares of Series B Preferred Stock equal to the number obtained by multiplying (A) a fraction, the numerator of which is the number of shares of Series B Preferred Stock represented by the Sale Stock and the denominator of which is the number of shares of Series B Preferred Stock Beneficially Owned by the Investor and any Group of which it is a member and the Stockholders as of the date of the Proposal Notice, times (B) the number of shares of Series B Preferred Stock Beneficially Owned by the Stockholder as of the date of the Proposal Notice. The number of shares sold by the Investor shall be reduced to the extent any of the Stockholders choose to exercise their rights under this Section 2(c).

                  (d) To exercise his Tag-Along Right such Stockholder shall provide to the Investor written notice of his election to exercise such right (an "ACCEPTANCE") no later than three (3) days after his receipt of a Proposal Notice (such three day period, the "ACCEPTANCE PERIOD"). After the lapse of the Acceptance Period within which the Investor shall not have received an Acceptance from the Stockholder, the Investor may consummate, without the participation of the Stockholder, a Sale to one or more purchasers, for consideration equal to or less than the purchase price specified in the Proposal Notice and on terms no more favorable to the Investor than those specified in the Proposal Notice.

                  (e) All Sales of shares of Series B Preferred Stock to the Purchaser by any Stockholder shall be on the same terms, including representations, warranties and covenants, as apply to the Investor in respect of the Sale of the Sale Stock.

                  (f) For purposes of this Agreement:

                  (i) "PER SHARE PRICE" means an amount equal to the quotient obtained by dividing (A) the aggregate purchase price to be paid by the Purchaser in respect of the Sale Stock by (B) the number of shares of Sale Stock;

                  (ii) "SELL" means to sell, or in any other way directly or indirectly transfer, assign, distribute, pledge, encumber or otherwise dispose of, either voluntarily or involuntarily, and the terms "SALE," "SELLING" and "SOLD" shall have meanings correlative to the foregoing; and

                  (iii) "GROUP" has the meaning as such term is used in Rule 13(d) of the Rules under the Securities Exchange Act of 1934.

         Section 3. Drag-Along Rights. (a) If the Investor proposes to Sell to any person or group of persons (other than an affiliate of the Investor or a Related Transferee and other than the Stockholders) (collectively, a "BUYER"), in a bona fide arm's-length transaction or series of transactions, including by way of a purchase agreement, tender offer, merger or other business combination transaction or otherwise, 10% or more (such percentage the "SALE PERCENTAGE") of the shares of Series B Preferred Stock beneficially owned by the Investor and any Group of which it is a member (any such transaction being referred to herein as a "MAJOR Sale"), then the Investor may elect to require each Stockholder to Sell the Sale Percentage of shares of Series B Preferred Stock beneficially owned by such Stockholder concurrently with such Major Sale to such Buyer at the purchase price per share, and upon the terms and conditions of, and with the same representations, warranties and covenants as apply to the Investor in, the Major Sale.

                  (b) The rights set forth in this Section 3(a) shall be exercised by giving notice (the "SECTION 3 NOTICE") to each Stockholder setting forth in detail the terms of the proposed Sale, including without limitation,
(i) the identity and address of the Buyer, (ii) the number of shares of Series B Preferred Stock proposed to be Sold by the Investor (the "SALE STOCK"), (iii) the proposed amount and form of consideration to be paid by the Buyer to the Investor and (iv) any other material terms or conditions of such proposed Disposition, and shall include a statement to the effect that the Buyer has been informed of the Drag-Along Rights (as defined herein) and an acknowledgment by the Buyer indicating that it has been so informed and agrees to such terms, and (vi) the proposed closing date of the Major Sale, which proposed date (the "SECTION 3 CLOSING DATE") shall be the later of (A) a business day not less than 15 or more than 60 days after such Section 3 Notice is delivered to the Stockholders or (B) the fifth business day following the receipt of all regulatory or third party consents and approvals, if any, applicable to such Sale.

                  (c) Each Stockholder will (i) take all such actions as may be requested by Investor to carry out the purposes of this Section 3, and (ii) execute all documents containing such terms and conditions, including, without limitation, representations and warranties with respect to (x) matters of title to such Stockholder's securities and (y) the due authorization (or capacity) and due and valid execution and delivery by such Stockholder of documentation in respect of the Major Sale, as those executed by the Investor, and shall execute and deliver such other instruments and agreements as may be requested by the Investor. Each Stockholder shall be severally obligated to join on a pro-rata basis (based on such Shareholder's share of the aggregate proceeds paid in such Major Sale) in any indemnification that is to be provided in connection with such Major Sale, other than any such indemnification that relates specifically to a particular Stockholder, such as indemnification with respect to representations and warranties given by an Stockholder regarding such Stockholder's title to and ownership of shares of Series B Preferred Stock or valid authorization by such Stockholder with respect to such Major Sale.

                  Section 4. Purchase upon Termination.At any time after the termination of any Stockholder's employment with the Company the Investor shall have the right (but not the obligation) to acquire all of such Stockholder's Shares (the "PURCHASE INTEREST"), for an amount equal to the fair market value of such Purchase Interest as of the Purchase Interest Closing Date. The following procedure shall apply to such proposed acquisition:

                  (a) The Investor shall give notice (the "PURCHASE NOTICE") to such Stockholder specifying the fair market value for such Stockholder's Purchase Interest as of the date of such Purchase Notice, determined by the Investor in good faith. For a period of 10 days after the Purchase Notice has been given, the Investor and such Stockholder shall negotiate in good faith to mutually agree on such fair market value (the "PURCHASE PRICE").

                  (b) On a date mutually agreed by the Investor and the Stockholder, but in no event later than 20 days after the Purchase Notice has been given (such date, the "PURCHASE CLOSING DATE"), the Investor shall pay to the Stockholder the Purchase Price against the delivery of certificates or other instruments evidencing such shares of Series B Preferred Stock duly endorsed for transfer.

                  (c) Any dispute as to the fair market value of the Purchase Interest shall be submitted for final determination to a mutually acceptable investment banking firm of national reputation familiar with the valuation of companies in the hospitality and lodging industry (an

"INVESTMENT BANKING FIRM"). In the event that the Investor and the Stockholder cannot agree on a mutually acceptable Investment Banking Firm within 10 business days, the Investor, on the one hand, and the Stockholder, on the other hand, shall each select one Investment Banking Firm, which two Investment Banking Firms shall jointly make such determination within 20 business days after the date of the Purchase Notice, or, if such two Investment Banking Firms are unable to agree on such determination, the two Investment Banking Firms shall, by the end of the 20th business day after the date of the Purchase Notice, select a third Investment Banking Firm and notify such third Investment Banking Firm in writing (with a copy to the Investor and the Stockholder) of their respective determinations of the fair market value of the Purchase Interest following which such third Investment Banking Firm shall, within 15 business days after the date of its selection, notify the Investor and the Stockholder in writing of its selection of one or the other of the two original determinations of the fair market value of the Purchase Interest, which determination shall be final and binding on the Investor and the Stockholder. The costs of the Investment Banking Firms shall be borne by the Investor.

                  Section 5. Notices.Any notice required or permitted to be given or made to a person under this Agreement shall be in writing and shall be deemed given or made: (i) when delivered in person, by overnight mail using a nationally recognized courier service at his address as shown below or by facsimile transmission (with call-back confirmation) at the facsimile number for such person shown below or (ii) three days after being placed in a United States Postal Service mailbox when sent by United States registered or certified mail to such person at his address as shown below.

                  (a)      if to Thomas F. Hewitt, to

                                    Thomas F. Hewitt
                                    Interstate Hotels Corporation
                                    680 Andersen Drive, Foster Plaza Ten
                                    Pittsburgh, Pennsylvania  15220
                                    Facsimile: (412) 937-8051

                  (b)      if to J. William Richardson, to

                                    J. William Richardson
                                    Interstate Hotels Corporation
                                    680 Andersen Drive, Foster Plaza Ten
                                    Pittsburgh, Pennsylvania  15220
                                    Facsimile: (412) 937-8051

                  (c)      if to Kevin P. Kilkeary, to

                                    Kevin P. Kilkeary
                                    Interstate Hotels Corporation
                                    680 Andersen Drive, Foster Plaza Ten
                                    Pittsburgh, Pennsylvania  15220
                                    Facsimile: (412) 937-8051

                  (d)      if to the Investor, to

                                    CGLH Partners I LP and CGLH Partners II LP
                                    c/o Lehman Brothers Holdings Inc.
                                    200 Vesey Street
                                    12th Floor
                                    New York, New York  10285
                                    Facsimile: (212) 526-7006
                                    Attention: Joseph Flannery

                           with a copy to:

                                    Continental Gencom Holdings
                                    3250 Mary Street
                                    Suite 500
                                    Miami, Florida  33133
                                    Facsimile: (305) 445-4255
                                    Attention: Mr. K. Alibhai and Mr. S. Weiser

                           with a copy to:

                                    Stearns Weaver Miller Weissler Alhadeff &
                                    Sitterson, P.A.
                                    150 West Flagler Street, Suite 2200
                                    Miami, Florida  33130
                                    Facsimile: (305) 789-3395
                                    Attention: Richard E. Schatz, Esq.

                           with a copy to:

                                    Fried, Frank, Harris, Shriver & Jacobson
                                    1 New York Plaza
                                    New York, New York  10004
                                    Facsimile: (212) 859-8582
                                    Attention: Jonathan Mechanic, Esq.

                  (e)      if to the Company, to:

                                    Interstate Hotels Corporation
                                    680 Andersen Drive, Foster Plaza Ten
                                    Pittsburgh, Pennsylvania  15220
                                    Facsimile: (412) 920-5733
                                    Attention:  General Counsel
                           with a copy to:

                                    Jones, Day, Reavis & Pogue
                                    North Point,
                                    901 Lakeside Avenue
                                    Cleveland, Ohio 44114-1190
                                    Facsimile:  (216) 759-0212
                                    Attention:  Zachary Paris, Esq.

Any such address for notice may be amended by such person by giving notice to all such other persons, in accordance with this Section.

                                        SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                                   /s/ Thomas F. Hewitt
Number of Shares of                                -----------------------------
Series B Preferred Stock: 100,000                  Thomas F. Hewitt


                                                   /s/ J. William Richardson
Number of Shares of                                -----------------------------
Series B Preferred Stock: 75,000                   J. William Richardson


                                                   /s/ Kevin P. Kilkeary
Number of Shares of                                -----------------------------
Series B Preferred Stock: 50,000                   Kevin P. Kilkeary

                                        SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT


         CGLH PARTNERS I LP

By:      MK/CG-GP LLC
         General Partner

         By:      CG Interstate Associates, LLC
                  a Managing Member

                           By:      Continental Gencom Holdings, LLC
                                    its Sole Member

                                    By: /s/ Sherwood Weiser
                                       ---------------------------------
                                            Name: Sherwood Weiser
                                            Title: Authorized Signatory

By:      LB INTERSTATE GP LLC
         General Partner

         By:      PAMI LLC
                  its Sole Member

                           By: /s/ Joseph J. Flannery
                              ----------------------------------
                                    Name: Joseph J. Flannery
                                    Title: Authorized Signatory

CGLH PARTNERS II LP

By:      MK/CG-GP LLC
         General Partner

         By:      CG Interstate Associates, LLC
                  a Managing Member

                           By:      Continental Gencom Holdings, LLC
                                    its Sole Member

                                    By: /s/ Sherwood Weiser
                                       ---------------------------------
                                            Name: Sherwood Weiser
                                            Title: Authorized Signatory

By:      LB INTERSTATE GP LLC
         General Partner

         By:      PAMI LLC
                  its Sole Member

                           By: /s/ Joseph J. Flannery
                              ---------------------------------
                                    Name: Joseph J. Flannery
                                    Title: Authorized Signatory